As filed with the Securities and Exchange Commission on November 22, 2011

Registration No. 333-174504

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REXNORD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3560	20-5197013
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4701 West Greenfield Avenue

Milwaukee, WI 53214

(414) 643-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patricia M. Whaley

Vice President, General Counsel and Secretary

Rexnord Corporation

4701 West Greenfield Avenue

Milwaukee, WI 53214

(414) 643-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William Kuesel, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Kenneth V. Hallett, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000	Gregory A. Ezring, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (a)(b)	Amount of Registration Fee (c)
Common stock, $0.01 par value per share	$700,000,000	$81,270

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Including additional shares of common stock which may be purchased by the underwriters, if any.
(c)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 22, 2011

PROSPECTUS

            Shares

Rexnord Corporation

Common Stock

This is Rexnord Corporation’s initial public offering. We are selling all of the shares being offered hereby.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RXN.” Following this offering, we will remain a “controlled company” as defined under the New York Stock Exchange listing rules, and Apollo Management, L.P. and its affiliates will beneficially own     % of our shares of outstanding common stock, assuming the underwriters do not exercise their option to purchase up to              additional shares.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Rexnord Corporation	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The shares will be ready for delivery on or about                     , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Goldman, Sachs & Co.	Credit Suisse	Deutsche Bank Securities

Barclays Capital

Baird	Lazard Capital Markets	BMO Capital Markets	Janney Montgomery Scott	Morgan Joseph TriArtisan

The date of this prospectus is                     , 2011.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Dealer Prospectus Delivery Obligations

Until                     , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analyses and estimates.

i

While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS

The following terms used in this prospectus are our Process & Motion Control trademarks: Falk®, Rexnord®, Rex®, Prager™, Renew®, FlatTop™, Steelflex®, Thomas®, Omega®, Viva®, Wrapflex®, Lifelign®, True Torque®, Addax®, Shafer®, PSI®, Cartriseal® and Autogard®. The following terms used in this prospectus are our Water Management trademarks: Zurn®, Wilkins®, Aquaflush®, AquaSense®, AquaVantage®, Zurn One®, Zurn One Systems®, EcoVantage®, HydroVantage™, AquaSpec®, VAG®, GA®, Rodney Hunt® and Fontaine®. All other trademarks appearing in this prospectus are the property of their holders.

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SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision.

Unless otherwise noted, “Rexnord,” “we,” “us,” “our” and the “Company” mean Rexnord Corporation (formerly known as Rexnord Holdings, Inc.) and its predecessors and consolidated subsidiaries, including RBS Global, Inc. (“RBS Global”) and Rexnord LLC, and “Rexnord Corporation” means Rexnord Corporation and its predecessors but not its subsidiaries. As used in this prospectus, “fiscal year” refers to our fiscal year ending March 31 of the corresponding calendar year (for example, “fiscal year 2011” or “fiscal 2011” means the period from April 1, 2010 to March 31, 2011).

Unless otherwise indicated, the information contained in this prospectus assumes that (i) the underwriters’ option to purchase up to              additional shares will not be exercised, (ii) the number of our authorized shares of capital stock will have been increased to             shares of common stock and             shares of preferred stock pursuant to our amended and restated certificate of incorporation, and (iii) each share of common stock outstanding immediately prior to the              for one stock split will have been split into             shares of common stock.

Our Company

Rexnord is a growth-oriented, multi-platform industrial company with what we believe are leading market shares and highly trusted brands that serve a diverse array of global end-markets. Our heritage of innovation and specification have allowed us to provide highly engineered, mission critical solutions to customers for decades and affords us the privilege of having long-term, valued relationships with market leaders. We operate our company in a disciplined way and the Rexnord Business System (“RBS”) is our operating philosophy. Grounded in the spirit of continuous improvement, RBS creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance throughout all aspects of our business.

Our strategy is to build the Company around multiple, global strategic platforms that participate in end-markets with sustainable growth characteristics where we are, or have the opportunity to become, the industry leader. We have a track record of acquiring and integrating companies and expect to continue to pursue strategic acquisitions within our existing platforms that will expand our geographic presence, broaden our product lines and allow us to move into adjacent markets. Over time, we anticipate adding additional strategic platforms to our Company. Currently, our business is comprised of two platforms, Process & Motion Control and Water Management.

We believe that we have one of the broadest portfolios of highly engineered, mission and project critical Process & Motion Control products in the industrial and aerospace end-markets. Our Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment, and are marketed and sold globally under several brands, including Rexnord®, Rex®, Falk® and Link-Belt®. Our Water Management platform is a leader in the multi-billion dollar, specification-driven, commercial construction market for water management products and, through recent acquisitions, has entered the municipal water and wastewater treatment markets. Our Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, backflow prevention pressure release valves, PEX piping and engineered valves and gates for the water and wastewater treatment market. These products are marketed and sold through widely recognized brand names, including Zurn®, Wilkins®, VAG®, GA®, Rodney-Hunt® and Fontaine®.

We believe our portfolio includes premier and widely known brands in the Process & Motion Control and Water Management markets in which we participate, as well as one of the broadest and most extensive product offerings. We estimate that over 85% of our total net sales come from products in which we have leading market share positions. Our products are generally “specified” or requested by end-users across both of our strategic platforms as a result of their reliable performance in demanding environments, our custom application engineering capabilities and our ability to provide global customer support.

Typically, products in our Process & Motion Control platform are initially incorporated into products sold by original equipment manufacturers (“OEMs”) or sold to end-users as critical components in large, complex systems where the cost of failure or down-time is high and thereafter replaced through industrial distributors as they are consumed or require replacement. We have established long-term relationships with OEMs and end-users serving a wide variety of industries. As a result of these relationships, we have created a significant installed base for our Process & Motion Control products, which are consumed or worn in use and have a relatively predictable replacement cycle. We believe this replacement dynamic drives recurring aftermarket demand for our products. We estimate that approximately 50% of our Process & Motion Control net sales are to distributors, who primarily serve the end-user/OEM aftermarket demand for our products. We believe our reputation for superior quality, application expertise and ability to meet lead time expectations are highly valued by our customers, as demonstrated by their preference to replace their worn Rexnord products with new Rexnord products, or “like-for-like” product replacements. We believe the majority of our Process & Motion Control products are purchased by customers as part of their regular maintenance budget, and in many cases do not represent significant capital expenditures.

FY2011 Process & Motion Control Net Sales by End-Market(1)	FY2011 Process & Motion Control Net Sales End-User/OEM vs. Aftermarket(1)

(1)	The above percentages do not reflect the impact of the April 2011 Autogard acquisition or the July 2011 non-core business divestiture.
(2)	General Industrial includes, but is not limited to, material handling, package handling, utilities, automation and robotics, marine and steel processing, none of which individually represented more than 2% of fiscal 2011 net sales.

Our Water Management products are principally specification-driven and project-critical and typically represent a low percentage of the overall project cost. We believe these characteristics, coupled with our extensive distribution network, create a high level of end-user loyalty for our products and allow us to maintain leading market shares in the majority of our product lines. Demand is primarily driven by new infrastructure, the retro-fit of existing structures to make them more energy and water efficient, commercial construction and, to a lesser extent, residential construction. We believe we have become a market leader in the industry by meeting the stringent third party regulatory, building and plumbing code requirements and subsequently achieving specification of our products into projects and applications.

FY2011 Water Management Net Sales by End-Market (1)	FY2011 Water Management Net Sales New Construction vs. Retrofit (1)

(1)	The above percentages do not reflect the impact of the October 2011 VAG acquisition.

We operate a global footprint encompassing 36 principal Process & Motion Control manufacturing, warehouse and repair facilities located around the world and 28 principal Water Management manufacturing and warehouse facilities, which allows us to meet the needs of our increasingly global customer base as well as our distribution channel partners. We also have extensive distribution networks in both of our platforms—in Process & Motion Control, we have over 2,600 distributor locations serving our customers globally and, in Water Management, we have more than 1,100 independent sales representatives across approximately 210 sales agencies that work directly with our in-house technical team to drive specification of our products.

We employ approximately 7,400 employees across 64 locations around the world. For the fiscal year ended March 31, 2011, we generated net sales of $1.7 billion, income from operations of $219.1 million and a net loss of $51.3 million. Fiscal 2011 results reflect the effect of a $100.8 million loss on debt extinguishment recorded during the year as a result of the early repayment of debt pursuant to cash tender offers. For the six months ended October 1, 2011 we generated net sales of $931.4 million, income from operations of $124.6 million and net income of $15.7 million.

In addition to net income (loss), we believe Adjusted EBITDA is an important measure under our senior secured credit facilities, as our ability to incur certain types of acquisition debt or subordinated debt, make certain types of acquisitions or asset exchanges, operate our business and make dividends or other distributions, all of which will impact our financial performance, is impacted by our Adjusted EBITDA, as our lenders measure our performance by comparing the ratio of our senior secured bank debt to our Adjusted EBITDA. Adjusted EBITDA for the fiscal year ended March 31, 2011 was $335.7 million and adjusted EBITDA for the twelve months ended October 1, 2011 was $357.0 million. For more information on these and other adjustments and the limitations of Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

Our Markets

We evaluate our competitive position in our markets based on available market data, relevant benchmarks compared to our relative peer group and industry trends. We generally do not participate in segments of our served markets that are thought of as commodities or in applications that do not require differentiation based on product quality, reliability and innovation.

Process & Motion Control Market

Within the overall Process & Motion Control market, we estimate that the addressable North American market for our current product offerings is approximately $5.0 billion in net sales per year. Globally, we estimate our addressable market to be approximately $12.0 billion in net sales per year. The market for Process & Motion Control products is very fragmented with most participants having single or limited product lines and serving specific geographic markets. While there are numerous competitors with limited product offerings, there are only a few national and international competitors of a size comparable to us. While we compete with certain domestic and international competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us on all of our product lines. The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the Process & Motion Control market is closely tied to overall growth in industrial production, which we believe has fundamental and significant long-term growth potential. In addition, we believe that Process & Motion Control manufacturers who innovate to meet changes in customer demands and focus on higher growth end-markets can grow at rates faster than overall United States industrial production.

The Process & Motion Control market is also characterized by the need for sophisticated engineering experience, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are critical components in large scale manufacturing processes. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we believe should allow suppliers with broader product offerings such as ourselves to capture additional market share.

Water Management Market

Within the overall Water Management market, we estimate that the addressable North American market for our current product offerings is approximately $2.3 billion in net sales per year. Globally, we estimate our addressable market to be approximately $5.3 billion in net sales per year. We believe the markets in which our Water Management platform participates are relatively fragmented with competitors across a broad range of industries and product lines. Although competition exists across all of our Water Management businesses, we do not believe that any one competitor directly competes with us across all of our product lines. We believe that we can continue to grow our Water Management platform at rates above the growth rates of the overall market and our competition by focusing our efforts and resources towards end-markets that have above average growth characteristics.

We believe the areas of the Water Management industry in which we compete are tied to growth in infrastructure and commercial construction, which we believe have significant long-term growth fundamentals. Historically, the infrastructure and commercial construction industry has been more stable and less vulnerable to down-cycles than the residential construction industry. Compared to residential construction cycles, downturns in infrastructure and commercial construction have been shorter and less severe, and upturns have lasted longer and had higher peaks in terms of spending as well as units and square footage. In addition, we believe that water management manufacturers with innovative products, like ours, are able to grow at a faster pace than the broader infrastructure and commercial construction markets, as well as mitigate downturns in the cycle.

The Water Management industry’s specification-driven end-markets require manufacturers to work closely with engineers, contractors, builders and architects in local markets to design specific applications on a project-by-project basis. As a result, building and maintaining relationships with architects, engineers, contractors and builders, who specify products for use in construction projects, and having flexibility in design and product innovation are critical to compete effectively in the market. Companies with a strong network of such relationships have a competitive advantage. Specifically, it has been our experience that, once an engineer, contractor, builder or architect has specified our product with satisfactory results, that person often will continue to use our products in future projects.

Our Competitive Strengths

Key characteristics of our business that we believe provide us with a competitive advantage and position us for future growth include the following:

The Rexnord Business System. We operate our company in a disciplined way. The Rexnord Business System, or RBS, is our operating philosophy and it creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance. RBS is based on the following principles: (1) strategy deployment—a long-term strategic planning process that determines annual improvement priorities and the actions necessary to achieve those priorities; (2) measuring our performance based on customer satisfaction, or the “Voice of the Customer”; (3) involvement of all our associates in the execution of our strategy; and (4) a culture that embraces Kaizen, the Japanese philosophy of continuous improvement. We believe applying RBS can yield superior growth, quality, delivery and cost positions relative to our competition, resulting in enhanced profitability and ultimately the creation of stockholder value. As we have applied RBS over the past several years, we have experienced significant improvements in growth, productivity, cost reduction and asset efficiency and believe there are substantial opportunities to continue to improve our performance as we continue to apply RBS.

Experienced, High-Caliber Management Team. Our management team is led by Todd Adams, President and Chief Executive Officer. George Sherman, our Non-Executive Chairman of the Board and, from 1990 to 2001, the CEO of the Danaher Corporation, collaborates with the management team to establish the strategic direction of the Company. We believe the overall talent level within our organization is a competitive strength, and we have added a number of experienced key managers across our platforms over the past several years. Mr. Sherman and the management team currently maintain a significant equity investment in the Company. As of October 1, 2011, their ownership interest represented approximately 20% of our common stock on a fully diluted basis.

Strong Financial Performance and Free Cash Flow. Since implementing RBS, we have established a solid track-record of delivering strong financial performance measured in terms of net sales growth, margin expansion and free cash flow conversion (cash flow from operations less capital expenditures compared to net income). Since fiscal 2004, net sales have grown at a compound annual growth rate of 13% inclusive of acquisitions, and Adjusted EBITDA margins (Adjusted EBITDA divided by net sales) have expanded to 19.8%. Additionally, we have consistently delivered strong free cash flow over the past several years by improving working capital performance and maintaining capital expenditures at reasonable levels.

Leading Market Positions in Diversified End-Markets. Our high-margin performance is driven by our industry-leading positions in the diversified end-markets in which we compete. We estimate that greater than 85% of our net sales are derived from products in which we have leading market share positions. We believe we have achieved leadership positions in these markets through our focus on customer satisfaction, extensive offering of quality products, ability to service our customers globally, positive brand perception, highly engineered product lines, extensive specification efforts and market/application experience. We serve a diverse set of end-markets with our largest single end-market, mining, accounting for 13% of consolidated net sales in fiscal 2011.

Broad Portfolio of Highly Engineered, Specification-Driven Products. We believe we offer one of the broadest portfolios of highly engineered, specification-driven, project-critical products in the end-markets we serve. Our array of product applications, knowledge and expertise applied across our extensive portfolio of products allows us to work closely with our customers to design and develop solutions tailored to their individual specifications. Within our Water Management platform, our representatives work directly with engineers, contractors, builders and architects to specify our Water Management products early in the design phase of a project. We have found that once these customers have specified a company’s product with satisfactory results, they will generally use that company’s products in future projects. Furthermore, we believe our strong application engineering and new product development capabilities have contributed to our reputation as an innovator in each of our end-markets.

Large Installed Base, Extensive Distribution Network and Strong Aftermarket Revenues. Over the past century we have established relationships with OEMs and end-users across a diverse group of end-markets, creating a significant installed base for our Process & Motion Control products. This installed base generates significant aftermarket sales for us as our products are consumed or worn in use and must be replaced in relatively predictable cycles. In order to provide our customers with superior service, we have cultivated relationships with over 2,600 distributor locations serving our customers globally. Additionally, our Water Management platform has 28 principal manufacturing and warehouse facilities and uses approximately 90 third-party distribution facilities at which it maintains inventory. This broad distribution network provides us with a competitive advantage and drives demand for our Water Management products by allowing quick delivery of project-critical products to our customers facing short lead times. We believe this extensive distribution network also provides us with an opportunity to capitalize on the expanding renovation and repair market as building owners begin to upgrade existing commercial and institutional bathroom fixtures with high efficiency systems.

Significant Experience Identifying and Integrating Strategic Acquisitions. Since 2005, we have completed strategic acquisitions that have significantly expanded our Process & Motion Control platform and, through the $943 million acquisition of Zurn, established our Water Management platform. We have successfully completed and integrated several acquisitions in recent years totaling more than $1.5 billion of total transaction value. These strategic acquisitions have allowed us to establish and expand a new platform, widen our geographic presence, broaden our product lines and, in other instances, move into adjacent markets. We believe these acquisitions have created stockholder value through the implementation of RBS operating principles, which has resulted in identifying and achieving cost synergies, as well as driving growth and operational and working capital improvements.

Our Business Strategy

We strive to create stockholder value by seeking to deliver sales growth, profitability and asset efficiency, which we believe will result in superior financial performance and free cash flow generation when compared to other leading multi-platform industrial companies by focusing on the following key strategies:

Drive Profitable Growth. Our key growth strategies are:

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Accelerate Growth in Key Vertical End-Markets—We believe that we have an opportunity to accelerate our overall net sales growth over the next several years by deploying resources to leverage our highly engineered product portfolio, industry expertise, application knowledge and unique manufacturing capabilities into certain key vertical end-markets that we expect to have above market growth rate potential. We believe those end-markets include, but are not limited to, mining, energy, aerospace, cement and aggregates, food and beverage, water infrastructure and the renovation and repair of existing commercial buildings and infrastructure.

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Product Innovation and Resourcing “Break-throughs”—We intend to continue to invest in strong application engineering and new product development capabilities and processes. Our disciplined focus on innovation begins with our extensive “Voice of the Customer” process and follows a systematic process, ensuring that the commercialization and profitability of new products meet both the markets’ and our expectations. Additionally, we will continue resourcing “break-throughs,” which we define as potential products or other growth opportunities that have an annual net sales potential of $20 million or more over 3 to 5 years. We believe growing demands for more energy and water conservation products will also provide opportunities for us to grow through innovation in both platforms.

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Drive Specification for Our Products—We intend to increase our installed base and grow aftermarket revenues by continuing to partner with OEMs to specify our Process & Motion Control products on original equipment applications. Within our Water Management platform, we intend to leverage our sales and distribution network and to increase specification for our products by working directly with our customers to drive specification for our products in the early design stages of a project.

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Expand Internationally—We believe there is substantial growth potential outside the United States for many of our existing products by expanding distribution, further penetrating key vertical end-markets that are growing faster outside the United States and selectively pursuing acquisitions that will provide us with additional international exposure.

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Pursue Strategic Acquisitions—We believe the fragmented nature of our Process & Motion Control and Water Management markets will allow us to continue to identify attractive acquisition candidates in the future that have the potential to complement our existing platforms by either broadening our product offerings, expanding our geographic presence or addressing an adjacent market opportunity.

Platform Focused Strategies. We intend to build our business around leadership positions in platforms that participate in multi-billion dollar, global, growing end-markets. Within our two existing platforms, we expect to continue to leverage our overall market presence and competitive position to provide further growth and diversification and increase our market share.

The Rexnord Business System. We operate our company in a disciplined way through the Rexnord Business System. RBS is our operating philosophy and it creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance. We believe applying RBS can yield superior growth, quality, delivery and cost positions relative to our competition, resulting in enhanced profitability and ultimately the creation of stockholder value.

Our Ownership Structure

The chart below is a summary of our organizational structure after giving effect to this offering. Unless otherwise indicated, the indebtedness information below is as of October 1, 2011.

(1)	Includes investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an affiliate of Apollo Management, L.P., which, as of the date of this prospectus, collectively beneficially owned 93.7% of our common stock, with the balance beneficially owned by the management stockholders.
(2)	As of October 1, 2011, $760.5 million was outstanding.
(3)	As of October 1, 2011, $1,147.0 million was outstanding.
(4)	As of October 1, 2011, $300.0 million was outstanding. We intend to use a portion of the proceeds of this offering to redeem $300.0 million in principal amount of the 11.75% senior subordinated notes due 2016.
(5)	As of October 1, 2011, $75.0 million was outstanding.
(6)	On October 5, 2011, we borrowed $89.8 million from our revolving credit facility to partially finance the VAG acquisition.
(7)	As of October 1, 2011, $7.8 million was outstanding. Primarily consists of foreign borrowings and capitalized lease obligations.
(8)	Guarantors of the senior secured credit facilities, the senior notes and the senior subordinated notes include substantially all of the domestic operating subsidiaries of RBS Global as of the date of this prospectus other than Rexnord LLC, which is a co-issuer of the notes, but do not include any of its foreign subsidiaries.

Our Principal Stockholders

Our principal stockholders are investment funds affiliated with, or co-investment vehicles managed by, Apollo Management VI, L.P., an affiliate of Apollo Management, L.P., which we collectively refer to herein as “Apollo” (unless the context otherwise indicates) and which prior to this offering collectively beneficially owned 93.7% of our common stock and will beneficially own         % or              shares of our common stock after this offering, assuming the underwriters do not exercise their option to purchase up to              additional shares. Apollo Investment Fund VI, L.P., which is the sole member of one of our principal stockholders, is an investment fund with committed capital, along with its co-investment affiliates, of approximately $10.1 billion. Apollo Management, L.P., is an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of March 31, 2011, Apollo Global Management, LLC and its subsidiaries have assets under management of approximately $70 billion in private equity, hedge funds, distressed debt and mezzanine funds invested across a core group of industries where Apollo Global Management, LLC has considerable knowledge and resources.

We currently have a management consulting agreement with Apollo for advisory and consulting services. In each of fiscal 2010 and 2011, we paid or accrued $3.0 million in fees and out-of-pocket expenses under the agreement, which Apollo intends to terminate upon completion of this offering. Upon termination of the agreement, Apollo will receive a fee of $15.0 million from us. See “Certain Relationships and Related Party Transactions” for more detail regarding our arrangement with Apollo.

Risk Factors

Investing in our common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. These risks include, among others:

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Our substantial indebtedness could have a material adverse effect on our operations, which could prevent us from satisfying our debt obligations and have a material adverse effect on the value of our common stock. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all.

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Our business and financial performance depend on general economic conditions and other market factors beyond our control. Any sustained weakness in demand or downturn or uncertainty in the economy generally would materially reduce our net sales and profitability.

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We face significant competition from numerous companies both on the international and national levels. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. We cannot provide assurance that we will be able to maintain or increase the current market share of our products successfully in the future.

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Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. Any declines in commercial, institutional or residential construction starts or demand for replacement building and home improvement products may impact us in a material adverse manner, and there can be no assurance that any such adverse effects would not continue for a prolonged period of time.

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We have grown substantially by acquisitions of other companies, and have recently completed several acquisition transactions. We may be unable to realize the intended benefits of future or past acquisitions.

If any of the foregoing risks or the risks described under the heading “Risk Factors” were to occur, you may lose part or all of your investment. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” on page 15 before making an investment decision.

Additional Information

Rexnord Corporation is a Delaware corporation. Our principal executive offices are located at 4701 West Greenfield Avenue, Milwaukee, Wisconsin 53214. Our telephone number is (414) 643-3000. Our website is located at www.rexnord.com; however, the information on or accessible from our website is not part of this document.

Recent Developments

On October 10, 2011, we completed our acquisition of 100% of the outstanding stock of VAG Holding GmbH (“VAG”) for an aggregate purchase price of approximately €175 million, net of cash acquired and excluding transaction costs. The purchase price included a cash payment to the selling shareholders at closing plus the assumption or extinguishment of certain indebtedness outstanding as of the closing date. The transaction was funded through our available liquidity ($89.8 million through the revolving credit facility, $75.0 million through the accounts receivable securitization program, and the remaining amount through available cash balances).

VAG is a global leader in engineered valve solutions across a broad range of applications, including water distribution, wastewater treatment, dams and hydropower generation, as well as various other industrial applications. This acquisition is complementary to our existing Water Management platform and allows us to further expand into key markets outside of North America.

VAG employs approximately 1,200 associates world-wide and reported net sales of approximately €140 million for the twelve months ended September 30, 2011. Headquartered in Mannheim, Germany, VAG operates three other principal manufacturing operations in Hodonin, Czech Republic, Secunderabad, India and Taicang, China, as well as sales offices in eighteen countries to service its global customer base.

The Offering

Issuer	Rexnord Corporation

Common stock offered by us	shares.

Common stock to be outstanding immediately after the offering	shares.

Underwriters’ option to purchase additional shares of common stock in this offering	We have granted to the underwriters a 30-day option to purchase up to additional shares at the initial public offering price less underwriting discounts and commissions. The underwriters will not execute sales to discretionary accounts without the prior written specific approval of the customers.

Common stock voting rights	Each share of our common stock will entitle its holder to one vote.

Dividend policy	We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness. See “Dividend Policy.”

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $ per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use a portion of these net proceeds to: first, redeem $300.0 million aggregate principal amount of the outstanding 11.75% senior subordinated notes due 2016 plus pay early redemption premiums of $17.6 million and accrued interest; and second, pay Apollo or its affiliates a fee of $15.0 million upon the consummation of this offering in connection with the termination of our management services agreement, as described under “Certain Relationships and Related Party Transactions—Management Services Fee.” We will use the remaining net proceeds for general corporate purposes. For sensitivity analyses as to the offering price and other information, see “Use of Proceeds.”

NYSE symbol	“RXN”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 15 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Except as otherwise indicated, all of the information in this prospectus assumes:

•	a for one stock split described below has been completed;

•	no exercise of the underwriters’ option to purchase up to additional shares of common stock;

•	an initial offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•

our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under “Description of Capital Stock” will become operative.

Prior to completion of this offering, we will effect a stock split whereby holders of our outstanding shares of common stock will receive             shares of common stock for each share they currently hold. The number of shares of common stock to be outstanding after completion of this offering is based on             shares of our common stock to be sold by us in this offering and, except where we state otherwise, the information with respect to our common stock we present in this prospectus:

•	does not give effect to shares of our common stock issuable upon the exercise of outstanding options as of , 2011, at a weighted-average exercise price of $ per share; and

•

does not give effect to             shares of common stock reserved for future issuance under Rexnord Corporation’s 2006 Stock Option Plan and              shares of common stock reserved for future issuance under Rexnord Corporation’s 2011 Performance Incentive Plan.

Summary Historical Financial and Other Data

The summary historical financial data for the fiscal years ended March 31, 2009, 2010 and 2011 have been derived from our consolidated financial statements and related notes thereto which have been audited by Ernst & Young LLP, an independent registered public accounting firm and are included elsewhere in this prospectus. The summary historical financial data for the six months ended October 2, 2010 and October 1, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Results for the six months ended October 2, 2010 and October 1, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The following data should be read in conjunction with “Risk Factors,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(in millions)	Year Ended March 31, 2009 (1)(2)	Year Ended March 31, 2010 (1)	Year Ended March 31, 2011	Six Months Ended October 2, 2010	Six Months Ended October 1, 2011
Statement of Operations:
Net Sales	$1,882.0	$1,510.0	$1,699.6	$819.6	$931.4
Cost of Sales	1,290.1	994.4	1,102.8	532.3	604.1

Gross Profit	591.9	515.6	596.8	287.3	327.3
Selling, General and Administrative Expenses	467.8	297.7	329.1	157.1	177.8
Intangible Impairment Charges	422.0	—	—	—	—
Restructuring and Other Similar Costs	24.5	6.8	—	—	—
Amortization of Intangible Assets	48.9	49.7	48.6	24.0	24.9

(Loss) Income from Operations	(371.3)	161.4	219.1	106.2	124.6
Non-Operating Income (Expense):
Interest Expense, net	(230.4)	(194.2)	(180.8)	(92.2)	(87.2)
Gain (Loss) on Debt Extinguishment	103.7	167.8	(100.8)	(100.8)	(0.7)
Loss on Divestiture	—	—	—	—	(6.9)
Other (Expense) Income, net	(3.0)	(16.4)	1.1	1.9	(7.8)

(Loss) Income Before Income Taxes	(501.0)	118.6	(61.4)	(84.9)	22.0
(Benefit) Provision for Income Taxes	(72.0)	30.5	(10.1)	(29.9)	6.3

Net (Loss) Income	$(429.0)	$88.1	$(51.3)	$(55.0)	$15.7

Other Data:
Net Cash (Used for) Provided by:
Operating Activities	155.0	155.5	164.5	55.5	36.1
Investing Activities	(54.5)	(22.0)	(35.5)	(9.3)	(31.1)
Financing Activities	36.6	(161.5)	(6.9)	(1.1)	(25.0)
Depreciation and Amortization of Intangible Assets	109.6	109.3	106.1	52.3	53.8
Capital Expenditures	39.1	22.0	37.6	11.4	21.9

	March 31,			October 1, 2011
(in millions)	2009	2010	2011
Balance Sheet Data:
Cash and Cash Equivalents	$287.9	$263.9	$391.0	$361.8
Working Capital (3)	555.2	481.9	483.6	581.3
Total Assets	3,218.8	3,016.5	3,099.7	3,048.3
Total Debt (4)	2,526.1	2,215.5	2,314.1	2,290.3
Stockholders’ Equity (Deficit)	(177.8)	(57.5)	(88.2)	(71.4)

(1)	Financial data for fiscal 2009 and 2010 has been adjusted for our voluntary change in accounting for actuarial gains and losses related to our pension and other postretirement benefit plans. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Consolidated financial data as of and for the year ended March 31, 2009 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Fontaine acquisition on February 27, 2009. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Fontaine acquisition.
(3)	Working capital represents total current assets less total current liabilities.
(4)	Total debt represents long-term debt plus the current portion of long-term debt.

In addition to net (loss) income, we believe Adjusted EBITDA is an important measure under our senior secured credit facilities, as our ability to incur certain types of acquisition debt or subordinated debt, make certain types of acquisitions or asset exchanges, operate our business and make dividends or other distributions, all of which will impact our financial performance, is impacted by our Adjusted EBITDA, as our lenders measure our performance by comparing the ratio of our net senior secured bank debt to our Adjusted EBITDA. We reported Adjusted EBITDA of $335.7 million in fiscal 2011, and of $357.0 million for the twelve month period ended October 1, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or cash flows. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose part or all of your original investment.

Risks Related to Our Business

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are a highly leveraged company. As of October 1, 2011 we had $2,290.3 million of outstanding indebtedness, and our remaining fiscal 2012 debt service payment obligations at October 1, 2011 were $111.7 million (including approximately $17.7 million of debt service on fixed rate obligations). In addition, subsequently to October 1, 2011, we borrowed $89.8 million from our revolving credit facility to partially finance the VAG acquisition. As of October 1, 2011, after giving pro forma effect to this offering and the use of the net proceeds therefrom, we would have had $1,990.3 million of outstanding indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. Furthermore, Apollo has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following:

•	it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•

it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under our senior secured credit facilities, the indentures governing our senior notes, senior subordinated notes and our other indebtedness;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and so will not be available for other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are and will continue to be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to further downturns in our business or the economy;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it, along with the financial and other restrictive covenants in the documents governing our indebtedness, among other things, may limit our ability to borrow additional funds or dispose of assets.

Furthermore, our interest expense could increase if interest rates increase because a portion of the debt under our senior secured credit facilities is unhedged variable-rate debt. For the last several quarters, interest rates have been subject to extreme volatility, which may intensify this risk. Also, we may still incur significantly more debt, which could intensify the risks described above. For more information, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

Weak economic and financial market conditions have impacted our business operations and may adversely affect our results of operations and financial condition.

Weak global economic and financial market conditions in recent years have affected our business operations and continuing weakness or a further downturn may adversely affect our future results of operations and financial condition. Economic conditions in the end-markets, businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume for a prolonged period of time, which would have a negative impact on our future results of operations. Also, a weak recovery could prolong, or resume, the negative effects we have experienced in the past.

For example, sales to the construction industry are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Consumer confidence, mortgage rates, credit standards and availability and income levels play a significant role in driving demand in the residential construction, repair and remodeling sector. A prolonged or further drop in consumer confidence, continued restrictions in the credit market or an increase in mortgage rates, credit standards or unemployment could delay the recovery of commercial and residential construction levels and have a material adverse effect on our business, financial condition, results of operations or cash flows. This may express itself in the form of substantial downward pressure on product pricing and our profit margins, thereby adversely affecting our financial results.

Additionally, many of our products are used in the energy, mining and cement and aggregates markets. With the recent increases and volatility in commodity prices, certain customers may defer or cancel anticipated projects or expansions until such time as these projects will be profitable based on the underlying cost of commodities compared to the cost of the project. Volatility and disruption of financial markets, as in recent years, could limit the ability of our customers to obtain adequate financing to maintain operations and may cause them to terminate existing purchase orders, reduce the volume of products they purchase from us in the future or impact their ability to pay their receivables. Adverse economic and financial market conditions may also cause our suppliers to be unable to meet their commitments to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us.

Demand for our Water Management products depends on availability of financing.

Many customers who purchase our Water Management products depend on third-party financing. There have been significant disruptions in the availability of financing on reasonable terms. Fluctuations in prevailing interest rates affect the availability and cost of financing to our customers. Given recent market conditions, some lenders and institutional investors have significantly reduced, and in some cases ceased to provide, funding to borrowers. The lack of availability or increased cost of credit could lead to decreased construction, which would result in a reduction in demand for our products and have a material adverse effect on our Water Management business, financial condition, results of operations or cash flows.

The markets in which we sell our products are highly competitive.

We operate in highly fragmented markets within the Process & Motion Control platform. As a result, we compete against numerous companies. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. Competition in our business lines is based on a number of considerations including product performance, cost of transportation in the distribution of our Process & Motion Control products, brand reputation, quality of client service and support, product availability and price. Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our Process & Motion Control products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will maintain our competitive position within each of the markets we serve.

Within the Water Management platform, we compete against both large international and national rivals, as well as many regional competitors. Some of our competitors have greater resources than we do. Significant competition in any of the markets in which the Water Management platform operates could result in substantial downward pressure on product pricing and our profit margins, thereby adversely affecting the Water Management financial results. Furthermore, we cannot provide assurance that we will be able to maintain or increase the current market share of our products successfully in the future.

Our business depends upon general economic conditions and other market factors beyond our control, and we serve customers in cyclical industries. As a result, our operating results could further be negatively affected during any continued or future economic downturns.

Our financial performance depends, in large part, on conditions in the markets that we serve in the U.S. and the global economy generally. Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. We have undertaken cost reduction programs as well as diversified our markets to mitigate the effect of downturns in economic conditions; however, such programs may be unsuccessful. Any sustained weakness in demand or downturn or uncertainty in the economy generally, such as the recent unprecedented volatility in the capital and credit markets, would materially reduce our net sales and profitability.

The demand in the water management industry is influenced by new construction activity, both residential and commercial, and the level of repair and remodeling activity. The level of new construction and repair and remodeling activity is affected by a number of factors beyond our control, including the overall strength of the U.S. economy (including confidence in the U.S. economy by our customers), the strength of the residential and commercial real estate markets, institutional building activity, the age of existing housing stock, unemployment rates and interest rates. Any declines in commercial, institutional or residential construction starts or demand for replacement building and home improvement products may impact us in a material adverse manner and there can be no assurance that any such adverse effects would not continue for a prolonged period of time.

The loss of any significant customer could adversely affect our business.

We have certain customers that are significant to our business. During fiscal 2011, our top 20 customers accounted for approximately 32% of our consolidated net sales, and our largest customer accounted for 8% of our consolidated net sales. Our competitors may adopt more aggressive sales policies and devote greater resources to the development, promotion and sale of their products than we do, which could result in a loss of customers. The loss of one or more of our major customers or deterioration in our relationship with any of them could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Increases in the cost of our raw materials, in particular bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet steel and zinc, as well as petroleum products, or the loss of a substantial number of our suppliers, could adversely affect our financial condition.

We depend on third parties for the raw materials used in our manufacturing processes. We generally purchase our raw materials on the open market on a purchase order basis. These contracts generally have had one to five year terms and have contained competitive and benchmarking clauses intended to ensure competitive pricing. While we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations, delays in the delivery of and potential unavailability of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability or operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity.

In addition, prices for petroleum products and other carbon-based fuel products have also significantly increased recently. These price increases, and consequent increases in the cost of electricity and for products for which petroleum-based products are components or used in part of the process of manufacture, may substantially increase our costs for transportation, fuel, component parts and manufacturing. We may not be able to recoup the costs of these increases by adjusting our prices.

We do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we would be successful in passing on any attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, or if we are unable to maintain or enter into our purchasing contracts for our larger commodities, our business operations could be disrupted and our profitability could be impacted in a material adverse manner.

We rely on independent distributors. Termination of our relationships with more than one of our independent distributors or an increase in the distributors’ sales of our competitors’ products could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our Process & Motion Control products and provide service and aftermarket support to our OEMs and end-users. We rely on an extensive distribution network, with nearly 2,600 distributor locations nationwide; however, for fiscal 2011, approximately 21% of our Process & Motion Control net sales were generated through sales to three of our key independent distributors, the largest of which accounted for 12% of Process & Motion Control net sales. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamic in the Process & Motion Control industry. Industrial distributors play a significant role in determining which of our Process & Motion Control products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. Almost all of the distributors with whom we transact business also offer competitors’ products and services to our customers. Within Water Management, we depend on a network of several hundred independent sales representatives and approximately 90 third-party warehouses to distribute our products; however, for fiscal 2011, our three key independent distributors generated approximately 28% of our Water Management net sales with the largest accounting for 20% of Water Management net sales.

Our Process & Motion Control and Water Management distributorship sales are made on terms that we believe are consistent with customary standards in our industry. Our agreements with our distributors are generally non-exclusive and do not require minimum volumes of purchases by the distributors, with prices based on expected margins and all sales subject to credit approval; they generally contain a limited warranty against material and workmanship defects and provide for a freight allowance when minimum quantities are met. In addition, certain key distributors are on rebate programs, including our top three Water Management distributors. For more information on our rebate programs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.”

While the loss of any one distributor would not be material, the loss of multiple key distributors or of a substantial number of our other distributors or an increase in the distributors’ sales of our competitors’ products to our customers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could be adversely affected if any of our significant customers default in their obligations to us.

Our contracted backlog is comprised of future orders for our products from a broad number of customers. Defaults by any of the customers that have placed significant orders with us could have a significant adverse effect on our net sales, profitability and cash flow. Our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons deriving from the current general economic environment. More specifically, the recession and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction of business generally. Accordingly, the recession and tightening of credit increases the risks associated with our backlog. If a customer defaults on its obligations to us, it could have a material adverse effect on our business, financial condition, results of operations or cash flows. Approximately 26% of our backlog at October 1, 2011 is currently scheduled to ship beyond fiscal 2012.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

If we lose certain of our key associates and management personnel, our business may be adversely affected.

Our success depends on our ability to recruit, retain and motivate highly-skilled management, sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could materially suffer. In addition, we cannot assure you that these individuals will continue their employment with us. If any of these key personnel were to leave our company, it could be difficult to replace them, and our business could be materially harmed.

We may incur significant costs for environmental compliance and/or to address liabilities under environmental laws and regulations.

Our operations and facilities are subject to extensive laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. A failure by us to comply with applicable requirements or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose requirements to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties (“PRPs”) for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting or are otherwise involved in investigations and/or cleanup of known or potential contamination at several of our current and former facilities and have been named as a PRP at several third party Superfund sites. The discovery of additional contamination, the imposition of more stringent cleanup requirements, disputes with our insurers or indemnitors or the insolvency of other responsible parties could require significant expenditures by us in excess of our current reserves. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not currently applicable to our operating facilities. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or groundwater at our current or former facilities. Significant costs could be incurred in connection with such liabilities.

We believe that, subject to various terms and conditions, we have certain indemnification protection from Invensys plc (“Invensys”) with respect to certain environmental liabilities that may have occurred prior to the acquisition by the Carlyle Group (the “Carlyle Acquisition”) of the capital stock of 16 entities comprising the Rexnord group of Invensys, including certain liabilities associated with our Downers Grove, Illinois facility and with respect to personal injury claims for alleged exposure to hazardous materials associated with such facility. We also believe that, subject to various terms and conditions, we have certain indemnification protection from Hamilton Sundstrand Corporation (“Hamilton Sundstrand”), with respect to certain environmental liabilities that may have arisen from events occurring at Falk facilities prior to the Falk acquisition, including certain liabilities associated with personal injury claims for alleged exposure to hazardous materials. If Invensys or Hamilton Sundstrand becomes unable to, or otherwise does not, comply with its indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to such indemnities or historic insurance coverage, we could incur significant unanticipated costs. As a result, it is possible that we will not be able to recover pursuant to these indemnities a substantial portion, if any, of the costs that we may incur which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Certain subsidiaries are subject to numerous asbestos claims.

Certain subsidiaries are co-defendants in various lawsuits filed in a number of jurisdictions throughout the United States alleging personal injury as a result of exposure to asbestos that was used in certain components of our products. The uncertainties of litigation and the uncertainties related to the collection of insurance and indemnification coverage make it difficult to accurately predict the ultimate financial effect of these claims. In the event our insurance or indemnification coverage becomes insufficient to cover our potential financial exposure, or the actual number or value of asbestos-related claims differs materially from our existing estimates, we could incur material costs that could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

Certain Water Management subsidiaries are subject to a number of class action claims.

Certain Water Management subsidiaries are defendants in a class action lawsuit pending in U.S. federal court in Minnesota and in a number of putative class action lawsuits pending in various other U.S. federal courts.

The plaintiffs in these suits represent or seek to represent a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson-Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages). We may not be successful in defending such claims, and the resulting liability could be substantial and may not be covered by insurance. Our insurance carriers currently are funding our defense in these proceedings; however, they have filed suit for a declaratory judgment in Florida state court challenging their coverage obligations with respect to certain classes of claims. The Florida suit currently is stayed, pending resolution of the underlying claims. As a result of the preceding, although we continue to vigorously defend ourselves in the various court proceedings and continue to vigorously pursue insurance coverage, the uncertainties of litigation, and insurance coverage and collection, as well as the actual number or value of claims, may subject us to substantial liability that could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

Weather could adversely affect the demand for products in our Water Management platform and decrease its net sales.

Demand for our Water Management products is primarily driven by commercial construction activity, remodeling and retro-fit opportunities, and to a lesser extent, new home starts as well as water and wastewater infrastructure expansion for municipal, industrial and hydropower applications. Weather is an important variable affecting financial performance as it significantly impacts construction activity. Spring and summer months in the United States and Europe represent the main construction seasons. Adverse weather conditions, such as prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns, could delay or halt construction and remodeling activity which could have a negative affect on our business. For example, an unusually severe winter can lead to reduced construction activity and magnify the seasonal decline in our Water Management net sales and earnings during the winter months. In addition, a prolonged winter season can delay construction and remodeling plans and hamper the typical seasonal increase in net sales and earnings during the spring months.

Our international operations are subject to uncertainties, which could adversely affect our operating results.

Our business is subject to certain risks associated with doing business internationally. For fiscal 2011, our net sales outside the United States represented approximately 29% of our total net sales (based on the country in which the shipment originates); we expect this percentage to increase due to the combined effect of the Autogard and VAG acquisitions partially offset by a recent non-core business divestiture to between 35% and 40%. The portion of our net sales and operations that is outside of the United States has increased in recent years, and may further increase as a result of internal growth and/or acquisition activity. Accordingly, our future results could be harmed by a variety of factors relating to international operations, including:

•	fluctuations in currency exchange rates, particularly fluctuations in the Euro against the U.S. dollar;

•	exchange controls;

•	compliance with export controls and trade compliance regulations;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	changes in tax laws;

•	interest rates;

•	changes in regulatory requirements;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	exposure to liabilities under the Foreign Corrupt Practices Act.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could have a material adverse effect on our international operations and, consequently, our business, financial condition, results of operations or cash flows.

We may be unable to identify potential acquisition candidates, or to realize the intended benefits of future or past acquisitions.

We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms, that we will be able to complete any such acquisition or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits.

Often acquisitions are undertaken to improve the operating results of either or both of the acquirer and the acquired company and we cannot assure you that we will be successful in this regard nor can we provide any assurance that we will be able to realize all of the intended benefits from our prior acquisitions, as well as our recent acquisition of VAG. We have encountered, and may encounter, various risks in acquiring other companies (including in connection with our recent acquisition of VAG), including the possible inability to integrate an acquired business into our operations, potential failure to realize anticipated benefits, diversion of management’s attention, issues in customer transitions, potential inadequacies of indemnities and other contractual remedies and unanticipated problems, risks or liabilities, some or all of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may be unable to make necessary capital expenditures.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our products’ processes. As we grow our businesses, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our senior secured credit facilities. However, our senior secured credit facilities, the indentures governing our senior notes and the indenture governing our senior subordinated notes contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected which, in turn, could materially reduce our net sales and profitability.

Our debt agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our senior secured credit facilities and the indentures governing our senior notes and senior subordinated notes contain various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The indentures governing our senior notes and senior subordinated notes contain covenants that restrict our ability to take certain actions, such as incurring additional debt, if we are unable to meet defined specified financial ratios. As of October 1, 2011, our senior secured bank leverage ratio was 1.18x. Failure to comply with the leverage covenant of the senior secured credit facilities can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. A breach of any of these covenants could result in a default under our debt agreements. For more information, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

The restrictions contained in the agreements that govern the terms of our debt could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans;

•

adversely affect our ability to finance our operations, to enter into strategic acquisitions, to fund investments or other capital needs or to engage in other business activities that would be in our interest; and

•	limit our access to the cash generated by our subsidiaries.

Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure the senior secured credit facilities on a first-priority lien basis. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, such acceleration could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, we may not have sufficient assets to repay our senior notes and senior subordinated notes upon acceleration. For a more detailed description of the limitations on our ability to incur additional indebtedness, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus and “Description of Indebtedness.”

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness, including the senior secured credit facilities and borrowings outstanding under our accounts receivable securitization facility, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of October 1, 2011, we had $760.5 million of floating rate debt under the senior secured credit facilities. Of the $760.5 million of floating rate debt, $370.0 million of our term loans are subject to interest rate swaps, in each case maturing in July 2012. After considering the interest rate swaps, a 100 basis point increase in the October 1, 2011 interest rates would increase interest expense under the senior secured credit facilities by approximately $3.9 million on an annual basis.

We rely on intellectual property that may be misappropriated or otherwise successfully challenged.

We attempt to protect our intellectual property through a combination of patent, trademark, copyright and trade secret protection, as well as third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved and maintained or that our competitors will not infringe or successfully challenge our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, in the ordinary course of our operations, from time to time we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including some of our more profitable products, such as FlatTop™ chain. An adverse ruling in any such litigation could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could face potential product liability claims relating to products we manufacture or distribute.

We may be subject to additional product liability claims in the event that the use of our products, or the exposure to our products or their raw materials, is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage but we cannot assure you that we will be able to obtain such insurance on commercially reasonable terms in the future, if at all, or that any such insurance will provide adequate coverage against claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, our business depends on the strong brand reputation we have developed. In the event that this reputation is damaged as a result of a product liability claim, we may face difficulty in maintaining our pricing positions and market share with respect to some of our products, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

We, our customers and our shippers have unionized employees who may stage work stoppages which could seriously impact the profitability of our business.

As of October 29, 2011, we had approximately 7,400 employees, of whom approximately 4,300 were employed in the United States. Approximately 535 of our U.S. employees are represented by labor unions. Additionally, approximately 1,700 of our employees reside in Europe, where trade union membership is common. Although we believe that our relations with our employees are currently strong, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Such negative effects could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, if a greater percentage of our workforce becomes unionized, our business and financial results could be affected in a material adverse manner. Further, many of our direct and indirect customers and their suppliers, and organizations responsible for shipping our products, have unionized workforces and their businesses may be impacted by strikes, work stoppages or slowdowns, any of which, in turn, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could incur substantial business interruptions as the result of updating our Enterprise Resource Planning (“ERP”) systems.

Utilizing a phased approach, we are updating our ERP systems across both our Process & Motion Control and Water Management platforms. If these updates are unsuccessful, we could incur substantial business interruptions, including the inability to perform routine business transactions, which could have a material adverse effect on our financial performance.

Our required cash contributions to our pension plans have increased and may increase further and we could experience a material change in the funded status of our defined benefit pension plans and the amount recorded in our consolidated balance sheets related to those plans. Additionally, our pension costs could increase in future years.

Recent legislative changes have reformed funding requirements for underfunded U.S. defined benefit pension plans. The revised statute, among other things, increases the percentage funding target of U.S. defined benefit pension plans from 90% to 100% and requires the use of a more current mortality table in the calculation of minimum yearly funding requirements. Our future required cash contributions to our U.S. defined benefit pension plans may increase based on the funding reform provisions that were enacted into law. In addition, if the returns on the assets of any of our U.S. defined benefit pension plans were to decline in future periods, if the Pension Benefit Guaranty Corporation (“PBGC”) were to require additional contributions to any such plans as a result of our recent acquisitions or if other actuarial assumptions were to be modified, our future required cash contributions to such plans could increase. Any such increases could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

The need to make these cash contributions to such plans may reduce the cash available to meet our other obligations, including our debt obligations with respect to our senior secured credit facilities, our senior notes and our senior subordinated notes, or to meet the needs of our business. In addition, the PBGC may terminate our U.S. defined benefit pension plans under limited circumstances, including in the event the PBGC concludes that the risk may increase unreasonably if such plans continue. In the event a U.S. defined benefit pension plan is terminated for any reason while it is underfunded, we could be required to make an immediate payment to the PBGC of all or a substantial portion of such plan’s underfunding, as calculated by the PBGC based on its own assumptions (which might result in a larger obligation than that based on the assumptions we have used to fund such plan), and the PBGC could place a lien on material amounts of our assets.

The deterioration experienced in fiscal 2009 in the securities markets has impacted the value of the assets included in our defined benefit pension plans. The deterioration in pension asset values has led to additional contribution requirements (in accordance with the plan funding requirements of the U.S. Pension Protection Act of 2006). Any further deterioration may also lead to further cash contribution requirements and increased pension costs. Recent pension funding legislative and regulatory relief provided by the U.S. government in light of the securities markets decline has reduced our short-term required pension contributions from the amount required before relief. The impact of this relief has been reflected in our projected cash contribution requirements disclosed in the consolidated financial statements.

Our historical financial data is not comparable to our current financial condition and results of operations because of our use of purchase accounting in connection with various acquisitions and due to the different basis of accounting used by us prior to the acquisition by Apollo in 2006.

It may be difficult for you to compare both our historical and future results. These acquisitions were accounted for utilizing the purchase method of accounting, which resulted in a new valuation for the assets and liabilities to their fair values. This new basis of accounting began on the date of the consummation of each transaction. Also, until our purchase price allocations are finalized for an acquisition (generally less than one year after the acquisition date), our allocation of the excess purchase price over the book value of the net assets acquired is considered preliminary and subject to future adjustment.

Risks Related to This Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and may depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

Apollo controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, or     % if the underwriters exercise their option in full. In addition, representatives of Apollo comprise 4 of our 8 directors. As a result, Apollo will continue to have the ability to prevent any transaction that requires the approval of our board of directors or stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets.

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our certificate of incorporation will provide that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo or any of its members, directors, employees or other affiliates (the “Apollo Group”) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. The renouncement does not apply to any business opportunities that are presented to an Apollo Group member solely in such person’s capacity as a member of our board of directors and with respect to which no other member of the Apollo Group independently receives notice or otherwise identifies such business opportunity prior to us becoming aware of it, or if the business opportunity is initially identified by the Apollo Group solely through the disclosure of information by or on behalf of us.

So long as Apollo continues to beneficially own a significant amount of our equity, even if such amount is less than 50%, it may continue to be able to strongly influence or effectively control our decisions. For example, our bylaws will require the approval of a majority of the directors nominated by Apollo voting on the matter for certain business combinations, so long as Apollo beneficially owns at least 33 1/3% of our outstanding common stock. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions—Business Combinations.”

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that we have a majority of independent directors on our board of directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize certain exemptions from the New York Stock Exchange corporate governance requirements, including the foregoing. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating and corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the U.S. Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental laws and regulation (or interpretation or enforcement thereof);

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival or departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Apollo or its affiliated funds or members of our management team;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

We currently have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We currently have no plans to pay regular dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The terms governing our outstanding debt also include limitations on the ability of our subsidiaries to pay dividends to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise, including to finance acquisitions. We have             authorized shares of common stock, of which             shares will be outstanding upon consummation of this offering. This number includes shares that we are selling in this offering, which may be resold immediately in the public market. Of the remaining shares,             , or     %, are restricted from immediate resale under the federal securities laws and the lock-up agreements with the underwriters described in the “Underwriting” section of this prospectus, but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, is 180 days after the date of this prospectus, subject to certain exceptions. Immediately after the expiration of the lock-up period, the shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act of 1933, as amended (the “Securities Act”), subject to volume limitations and applicable holding period requirements.

As soon as practicable after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act covering              shares of our common stock reserved for issuance under our 2006 Stock Option Plan (the “2006 Option Plan”) and              shares of common stock reserved for issuance under the Rexnord Corporation 2011 Performance Incentive Plan (the “2011 Incentive Plan”), our new long-term incentive plan. Accordingly, shares of our common stock registered under such registration statements will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	having a classified board of directors;

•	establishing limitations on the removal of directors;

•	prohibiting cumulative voting in the election of directors;

•

empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise, and requiring that, as long as Apollo continues to beneficially own at least 33 1/3% of our common stock, any vacancy resulting from the death, removal or resignation of an Apollo designee be filled by a majority of the remaining directors nominated by Apollo;

•

as long as Apollo continues to beneficially own more than 50.1% of our common stock, granting Apollo the right to increase the size of our board of directors and to fill the resulting vacancies at any time;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent or calling a special meeting if less than 50.1% of our outstanding common stock is beneficially owned by Apollo;

•

requiring the approval of a majority of the directors nominated by Apollo voting on the matter to approve certain business combinations so long as Apollo beneficially owns at least 33 1/3% of our common stock; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our issuance of shares of preferred stock could delay or prevent a change in control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

Our bylaws will also require the approval of a majority of directors nominated by Apollo voting on the matter for certain business combinations, as long as Apollo beneficially owns at least 33 1/3% of our outstanding common stock. In addition, as long as Apollo beneficially owns a majority of our outstanding common stock, Apollo will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these charter, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by Apollo and its rights to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. We expect to have a net tangible book deficit after this offering of $             per share. Based on an assumed initial public offering price of $             per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $             per share in net tangible book value of the common stock you purchase in this offering. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

Despite our substantial indebtedness, we may still be able to incur significantly more indebtedness, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The terms of the indentures governing our senior notes and senior subordinated notes and our senior secured credit facilities contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness, if any, incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future. Additional leverage could have a material adverse effect on our business, financial condition, results of operations or cash flows and could increase the risks described in “Risks Related to Our Business—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments,” “Risks Related to Our Business—Our debt agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows” and “Risks Related to Our Business—Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.”

The additional requirements of having a class of publicly traded equity securities may strain our resources and distract management.

Even though RBS Global and Rexnord LLC currently file reports with the SEC, after the consummation of this offering, we will be subject to additional reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act, signed into law on July 21, 2010, effects comprehensive changes to public company governance and disclosures in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how the Dodd-Frank Act and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to the Dodd-Frank Act and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K. After consummation of this offering, our independent public accountants auditing our financial statements must attest to the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our year ending March 31, 2013. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to management’s assessment of the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties. Forward-looking statements include statements we make concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information and, in particular, appear under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “foresees,” “seeks,” “likely,” “may,” “might,” “will,” “should,” “goal,” “target” or “intends” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Some of the factors that we believe could affect our results include:

•	the impact of our substantial indebtedness;

•	the effect of local and national economic, credit and capital market conditions on the economy in general, and on the industries in which we operate in particular;

•	access to available and reasonable financing on a timely basis;

•	our competitive environment;

•	dependence on independent distributors;

•	general economic and business conditions, market factors and our dependence on customers in cyclical industries;

•	the seasonality of our sales;

•	impact of weather on the demand for our products;

•	availability of financing for our customers;

•	changes in technology and manufacturing techniques;

•	loss of key personnel;

•	increases in cost of our raw materials and our possible inability to increase product prices to offset such increases;

•	the loss of any significant customer;

•	inability to make necessary capital expenditures;

•	risks associated with international operations, which have increased in size due to our recent acquisitions;

•	the costs of environmental compliance and/or the imposition of liabilities under environmental, health and safety laws and regulations;

•	the costs of asbestos claims;

•	the costs of Zurn’s class action litigation;

•	a declining construction market;

•	solvency of insurance carriers;

•	changes in governmental laws and regulations, or the interpretation or enforcement thereof, including for environmental matters;

•	viability of key suppliers;

•	reliance on intellectual property;

•	potential product liability claims;

•	work stoppages by unionized employees;

•	integration of recent and future acquisitions into our business;

•	changes in pension funding requirements;

•	control by our principal equityholders; and

•	the other factors set forth herein, including those set forth under “Risk Factors.”

There are likely other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

Assuming an initial public offering price of $             per share, we estimate that we will receive net proceeds from this offering of approximately $             million, after deducting underwriting discounts and commissions and other estimated expenses of $             million payable by us. This estimate assumes an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds that we receive (i) to redeem up to $300.0 million in aggregate principal amount of our 11.75% senior subordinated notes due 2016 plus pay early redemption premiums of $17.6 million and accrued interest, (ii) to pay Apollo or its affiliates a fee of $15.0 million upon the consummation of this offering in connection with the termination of our management services agreement, as described under “Certain Relationships and Related Party Transactions—Management Services Fee,” and (iii) for general corporate purposes. As of October 1, 2011, we had $300.0 million in aggregate principal amount of our 11.75% senior subordinated notes outstanding, which bear interest at a rate of 11.75% per annum and mature on August 1, 2016.

Any net proceeds used to redeem all $300.0 million of outstanding aggregate principal amount of our 11.75% senior subordinated notes would be first contributed by the Company to RBS Global so that RBS Global may effect such redemption. Pending the application of the net proceeds of this offering, as described above, all or a portion of the net proceeds of this offering may be invested by us in short-term interest bearing investments.

Our affiliates, including Cypress Industrial Holdings, LLC (an entity controlled by Mr. Sherman, our Non-Executive Chairman) and Messrs. Adams and Jeyarajah (both of whom are executive officers), who are holders of our 11.75% senior subordinated notes will receive net proceeds from this offering in connection with the repayment of such indebtedness. See “Certain Relationships and Related Party Transactions—Debt Transactions and Purchases of Debt Securities.” As of the date of this prospectus these affiliates held $3.8 million of our 11.75% senior subordinated notes, all of which will be repaid with the net proceeds of this offering. In addition, pursuant to the terms of the indebtedness being repaid, our affiliates that hold such indebtedness would be entitled to receive accrued interest and prepayment premiums in respect of such indebtedness. As such, assuming that our affiliates neither increase nor decrease their holdings of the indebtedness to be repaid, we estimate that they would receive $4.0 million in the aggregate upon completion of this offering and repayment of such indebtedness, excluding any accrued interest that will be paid at the date of redemption. Additionally, affiliates of certain of the underwriters are or may become holders of the 11.75% senior subordinated notes outstanding and, as a result, will receive a portion of the proceeds from this offering when such senior subordinated notes are repaid.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. In addition, our senior secured credit facilities and the indentures governing our senior notes limit our ability to pay dividends or other distributions on our common stock. See “Description of Indebtedness.” The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of October 1, 2011:

•	on an actual basis;

•

on a pro forma, as adjusted basis giving effect to our sale of             shares of common stock in this offering at an assumed offering price of $            , which is the midpoint of the range listed on the cover page of this prospectus, and our expected use of the net proceeds of this offering.

You should read this table in conjunction with our financial statements and related notes for the first quarter ended October 1, 2011, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of October 1, 2011 (1)
(in millions, except share amounts)	Actual	Pro forma, as adjusted (2)
Term loans	$760.5	$760.5
8.50% Senior notes due 2018	1,145.0	1,145.0
11.75% Senior subordinated notes due 2016	300.0	—
Borrowings under revolving credit facility (3)	—	—
Borrowings under accounts receivable securitization	75.0	75.0
8.875% Senior notes due 2016	2.0	2.0
Other (4)	7.8	7.8

Total	2,290.3	1,990.3

Stockholders’ deficit:
Common stock, $0.01 par value; shares authorized; and shares issued (5)	0.2
Additional paid-in capital	295.4
Retained deficit (6)	(375.8)
Accumulated other comprehensive income	15.1
Treasury stock at cost (216,423 shares)	(6.3)

Total stockholders’ deficit	(71.4)

Total liabilities and stockholders’ deficit	$2,218.9

(1)	As of October 1, 2011, we had cash and cash equivalents of $361.8 million on an actual basis and $ million on a pro forma basis, as adjusted to give effect to the offering.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of cash, additional paid-in capital and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(3)	On October 5, 2011, we borrowed $89.8 million from our revolving credit facility to partially finance the VAG acquisition.
(4)	Primarily consists of foreign borrowings and capital lease obligations.
(5)	We expect to complete a for one stock split of our common stock prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.
(6)	Pro forma, as adjusted retained deficit reflects the impact of this offering and the intended use of proceeds.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. There will be              shares of our common stock reserved for issuance under existing awards under our 2006 Option Plan and              shares of our common stock available for future awards under our 2011 Incentive Plan as of the consummation of this offering.

Our net tangible book deficit as of October 1, 2011 was $1,722.1 billion, or $             per share. After giving effect to the receipt and our intended use of approximately $             million of estimated net proceeds from our sale of             shares of common stock in this offering at an assumed offering price of $             per share, which represents the midpoint of the range set forth on the front cover of this prospectus, our adjusted net tangible book deficit as of                     , 2011 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value (deficit) before the offering		(	)
Increase per share attributable to investors in the offering

Pro forma net tangible book value (deficit) after the offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $            , the as adjusted net tangible book value per share after this offering by $             per share and the dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes on an as adjusted basis as of                     , 2011, giving effect to:

•	the total number of shares of common stock purchased from us;

•

the total consideration paid to us, assuming an initial public offering price of $             per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $            , $             and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

The tables and calculations above assume no exercise of stock options outstanding as of                     , 2011 to purchase             shares of common stock at a weighted average exercise price of $             per share. If these options were exercised at the weighted average exercise price, the additional dilution per share to new investors would be $            .

The tables and calculations above also assume no exercise of the underwriters’ option to purchase              additional shares. If the underwriters exercise their option to purchase              additional shares in full, then new investors would purchase             shares, or approximately     % of shares outstanding, the total consideration paid by new investors would increase to $            , or     % of the total consideration paid (based on the midpoint of the range set forth on the cover page of this prospectus), and the additional dilution per share to new investors would be $            .

SELECTED FINANCIAL INFORMATION

The selected financial information as of March 31, 2010 and 2011 and for our fiscal years ended March 31, 2009, 2010 and 2011 has been derived from our consolidated financial statements and related notes thereto, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The selected financial information as of and for the six months ended October 2, 2010 and October 1, 2011 has been derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. Results for the six months ended October 2, 2010 and October 1, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year. The financial information for the years ended March 31, 2007 and 2008 has also been derived from financial statements audited by Ernst & Young LLP. The period from April 1, 2006 to July 21, 2006 includes the accounts of RBS Global prior to the acquisition by Apollo. The period from July 22, 2006 to March 31, 2007 includes the accounts of RBS Global after the Apollo acquisition. These two periods account for our fiscal year ended March 31, 2007. We refer to the financial statements prior to the Apollo acquisition as “Predecessor.” The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor (1)	Successor
(in millions, except share and per share amounts)	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007 (2)	Year Ended March 31, 2008 (3) (4)	Year Ended March 31, 2009 (4) (5)	Year Ended March 31, 2010 (4)	Year Ended March 31, 2011	Six Months Ended October 2, 2010	Six Months Ended October 1, 2011
Statement of Operations:
Net Sales	$334.2	$921.5	$1,853.5	$1,882.0	$1,510.0	$1,699.6	$819.6	$931.4
Cost of Sales	237.7	628.2	1,250.4	1,290.1	994.4	1,102.8	532.3	604.1

Gross Profit	96.5	293.3	603.1	591.9	515.6	596.8	287.3	327.3
Selling, General and Administrative Expenses	63.1	159.3	313.3	467.8	297.7	329.1	157.1	177.8
(Gain) on Canal Street Facility Accident, net (7)	—	(6.0)	(29.2)	—	—	—	—	—
Intangible Impairment Charges	—	—	—	422.0	—	—	—	—
Transaction-Related Costs (8)	62.7	—	—	—	—	—	—	—
Restructuring and Other Similar Costs	—	—	—	24.5	6.8	—	—	—
Amortization of Intangible Assets	5.0	26.9	49.9	48.9	49.7	48.6	24.0	24.9

(Loss) Income from Operations	(34.3)	113.1	269.1	(371.3)	161.4	219.1	106.2	124.6
Non-Operating Income (Expense):
Interest Expense, net	(21.0)	(109.8)	(254.3)	(230.4)	(194.2)	(180.8)	(92.2)	(87.2)
Gain (Loss) on Debt Extinguishment	—	—	—	103.7	167.8	(100.8)	(100.8)	(0.7)
Loss on Divestiture	—	—	(11.2)	—	—	—	—	(6.9)
Other (Expense) Income, net	(0.4)	5.7	(5.3)	(3.0)	(16.4)	1.1	1.9	(7.8)

(Loss) Income Before Income Taxes	(55.7)	9.0	(1.7)	(501.0)	118.6	(61.4)	(84.9)	22.0
(Benefit) Provision for Income Taxes	(16.1)	9.2	(1.3)	(72.0)	30.5	(10.1)	(29.9)	6.3

Net (Loss) Income	$(39.6)	$(0.2)	$(0.4)	$(429.0)	$88.1	$(51.3)	$(55.0)	$15.7

Net (Loss) Income per share:
Basic
Diluted
Weighted-average number of shares outstanding:
Basic
Effect of dilutive stock options
Diluted

Other Data:
Net Cash (Used for) Provided by:
Operating Activities	(4.4)	63.4	232.7	155.0	155.5	164.5	55.5	36.1
Investing Activities	(15.7)	(1,925.5)	(121.6)	(54.5)	(22.0)	(35.5)	(9.3)	(31.1)
Financing Activities	8.2	1,909.0	(15.6)	36.6	(161.5)	(6.9)	(1.1)	(25.0)
Depreciation and Amortization of Intangible Assets	19.0	63.0	104.1	109.6	109.3	106.1	52.3	53.8
Capital Expenditures	11.7	28.0	54.9	39.1	22.0	37.6	11.4	21.9

	March 31,					October 1,
(in millions)	2007	2008	2009	2010	2011	2011
Balance Sheet Data:
Cash and Cash Equivalents	$58.2	$156.3	$287.9	$263.9	$391.0	$361.8
Working Capital (9)	368.5	447.1	555.2	481.9	483.6	581.3
Total Assets	3,783.4	3,826.3	3,218.8	3,016.5	3,099.7	3,048.3
Total Debt (10)	2,496.9	2,536.8	2,526.1	2,215.5	2,314.1	2,290.3
Stockholders’ Equity (Deficit)	256.3	273.1	(177.8)	(57.5)	(88.2)	(71.4)

(1)	Consolidated financial data for all periods subsequent to July 21, 2006 (the date of the Apollo acquisition) reflects the fair value of assets acquired and liabilities assumed as a result of that transaction. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Apollo acquisition.
(2)	Consolidated financial data as of March 31, 2007 and for the period from July 22, 2006 through March 31, 2007 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Zurn acquisition on February 7, 2007. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of both the Apollo and Zurn acquisitions.
(3)	Consolidated financial data as of and for the year ended March 31, 2008 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the GA acquisition on January 31, 2008. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the GA acquisition.
(4)	Financial data for fiscal 2008 to 2010 has been adjusted for our voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. The change in accounting did not have any impact on the financial data prior to fiscal 2008. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.
(5)	Consolidated financial data as of and for the year ended March 31, 2009 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Fontaine acquisition on February 27, 2009. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Fontaine acquisition.
(6)	On March 28, 2008, we sold a French subsidiary, Rexnord SAS, to members of our local management team for €1 (one Euro). This loss includes Rexnord SAS’s cash on hand of $2.5 million at March 28, 2008, that pursuant to the agreement was included with the net assets divested.
(7)	We recognized a net gain of $35.2 million related to an accident at our Canal Street (Wisconsin) facility from the date of the accident (December 6, 2006) through March 31, 2008. $14.2 million of the net gain represents the excess property insurance recoveries (at replacement value) over the write-off of tangible assets (at net book value) and other direct expenses related to the accident. The remaining $21.0 million gain is comprised of business interruption insurance recoveries.
(8)	Transaction-related costs represent expenses incurred in connection with the Apollo acquisition on July 21, 2006.
(9)	Represents total current assets less total current liabilities.
(10)	Total debt represents long-term debt plus the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of results of operations and financial condition covers periods prior to the acquisition of Fontaine-Alliance Inc. and affiliates (“Fontaine”) and Autogard Holdings Limited and affiliates (“Autogard”). Our financial performance includes Fontaine subsequent to February 28, 2009 and Autogard subsequent to April 2, 2011. Accordingly, the discussion and analysis of fiscal 2009 does not fully reflect the impact of the Fontaine transaction and the discussion and analysis for years prior to fiscal 2012 does not reflect the impact of the Autogard transaction. You should read the following discussion of our results of operations and financial condition together with the “Selected Financial Information” and all of our consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal year is the year ending March 31 of the corresponding calendar year. For example, our fiscal year 2011 means the period from April 1, 2010 to March 31, 2011 and the second quarter and first six months of fiscal 2012 means the quarter and six months ended October 1, 2011. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See also “Cautionary Notice Regarding Forward-Looking Statements” found elsewhere in this prospectus.

The information contained in this section is provided as a supplement to the audited consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in our financial condition and results of our operations. This section is organized as follows:

Company Overview. This section provides a general description of our business.

Restructuring and Other Similar Costs. This section provides a description of the restructuring actions we executed to reduce operating costs and improve profitability.

Financial Statement Presentation. This section provides a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

Critical Accounting Estimates. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations. This section provides an analysis of our results of operations for our fiscal quarters and six months ended October 2, 2010 and October 1, 2011, and our fiscal years ended March 31, 2009, 2010 and 2011, in each case as compared to the prior period’s performance.

Non-GAAP Financial Measure. This section provides an explanation of a certain Non-GAAP financial measure we use.

Covenant Compliance. This section provides a description of certain restrictive covenants with which our senior secured credit facilities require us to comply.

Liquidity and Capital Resources. This section provides an analysis of our cash flows for our six months ended October 2, 2010 and October 1, 2011, and our fiscal years ended March 31, 2009, 2010 and 2011, as well as a discussion of our indebtedness and its potential effects on our liquidity.

Tabular Disclosure of Contractual Obligations. This section provides a discussion of our commitments as of March 31, 2011.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

Company Overview

Rexnord is a growth-oriented, multi-platform industrial company with what we believe are leading market shares and highly trusted brands that serve a diverse array of global end-markets. Our heritage of innovation and specification have allowed us to provide highly engineered, mission critical solutions to customers for decades and affords us the privilege of having long-term, valued relationships with market leaders. We operate our company in a disciplined way and RBS is our operating philosophy. Grounded in the spirit of continuous improvement, RBS creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance throughout all aspects of our business.

Restructuring and Other Similar Costs

Beginning with the quarter ended September 28, 2008, we executed certain restructuring actions to reduce operating costs and improve profitability. As the restructuring actions were substantially completed during fiscal 2010, we did not record any restructuring charges during the year ended March 31, 2011 or the six months ended October 1, 2011. Comparatively, we recorded restructuring charges of $24.5 million and $6.8 million for the years ended March 31, 2009 and 2010, respectively, primarily consisting of severance costs related to workforce reductions.

Financial Statement Presentation

The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

Net Sales. Net sales represent gross sales less deductions taken for sales returns and allowances and incentive rebate programs.

Cost of Sales. Cost of sales includes all costs of manufacturing required to bring a product to a ready for sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and postretirement benefits, information technology costs and other manufacturing related costs.

The largest component of our cost of sales is cost of materials, which represented approximately 36% of net sales in fiscal 2011. The principal materials used in our Process & Motion Control manufacturing processes are commodities that are available from numerous sources and include sheet, plate and bar steel, castings, forgings, high-performance engineered plastics and a wide variety of other components. Within Water Management, we purchase a broad range of materials and components throughout the world in connection with our manufacturing activities. Major raw materials and components include bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet plastic and zinc. We have a strategic sourcing program to significantly reduce the number of direct and indirect suppliers we use and to lower the cost of purchased materials.

The next largest component of our cost of sales is direct and indirect labor, which represented approximately 16% of net sales in fiscal 2011. Direct and indirect labor and related fringe benefit costs are susceptible to inflationary trends.

Selling, General and Administrative Expenses. Selling, general and administrative expenses primarily includes sales and marketing, finance and administration, engineering and technical services and distribution. Our major cost elements include salary and wages, fringe benefits, pension and postretirement benefits, insurance, depreciation, advertising, travel and information technology costs.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Revenue recognition. Net sales are recorded upon transfer of title and risk of product loss to the customer. Net sales relating to any particular shipment are based upon the amount invoiced for the delivered goods less estimated future rebate payments and sales returns which are based upon historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during each of the years ended March 31, 2009, 2010 and 2011 was approximately 1.0% or less of net sales. Other than a standard product warranty, there are no other significant post-shipment obligations.

Receivables. Receivables are stated net of allowances for doubtful accounts of $9.6 million at March 31, 2010 and $5.3 million at March 31, 2011. On a regular basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience. Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations.

Inventory. Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Approximately 70% of the Company’s total inventories as of March 31, 2010 and 2011 were valued using the “last-in, first-out” (LIFO) method. All remaining inventories are valued using the “first-in, first-out” (FIFO) method. The valuation of inventories includes material, labor and overhead and requires management to determine the amount of manufacturing variances to capitalize into inventories. We capitalize material, labor and overhead variances into inventories based upon estimates of key drivers, which generally include raw material purchases (for material variances), standard labor (for labor variances) and calculations of inventory turnover (for overhead variances).

In some cases we have determined a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The total write-down of inventories charged to expense was $17.2 million, $7.1 million, and $3.8 million, during fiscal 2009, 2010, and 2011, respectively. The reduction in inventory write-downs charged to expense in fiscal 2010 and 2011 relates to decreased levels of excess and obsolete inventory given the stabilization in market conditions that were the cause of significant destocking throughout fiscal 2009.

Impairment of intangible assets and tangible fixed assets. Our intangible assets and tangible fixed assets are held at historical cost, net of depreciation and amortization, less any provision for impairment.

Intangible assets are amortized over the shorter of their legal life or estimated useful life as follows:

Trademarks and tradenames	No amortization (indefinite life)
Patents	2 to 20 years
Customer Relationships	3 to 15 years
Non-compete	2 to 5 years

Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings and improvements	10 to 30 years
Machinery and equipment	5 to 10 years
Computer hardware and software	3 to 5 years

An impairment review of specifically identifiable amortizable intangible or tangible fixed assets is performed if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, subjective.

Our recorded goodwill and indefinite lived intangible assets are not amortized but are tested annually for impairment or whenever circumstances indicate that impairment may exist using a discounted cash flow methodology based on future business projections and a market value approach. The discount rate utilized within our impairment test is based upon the weighted average cost of capital of comparable public companies.

During the year ended March 31, 2009, the Company recorded a non-cash pre-tax impairment charge associated with goodwill and identifiable intangible assets of $422.0 million, of which $319.3 million related to goodwill impairment and $102.7 million related to other identifiable intangible asset impairments. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the prior year impairment charge.

The Company expects to recognize amortization expense on the intangible assets subject to amortization of $49.0 million in fiscal year 2012, and $48.2 million in each of fiscal years 2013, 2014, 2015, and 2016.

Retirement benefits. We have significant pension and post-retirement benefit income and expense and assets/liabilities that are developed from actuarial valuations. These valuations include key assumptions regarding discount rates, expected return on plan assets, mortality rates, merit and promotion increases and the current health care cost trend rate. We consider current market conditions in selecting these assumptions. Changes in the related pension and post-retirement benefit income/costs or assets/liabilities may occur in the future due to changes in the assumptions and changes in asset values.

During the fourth quarter of fiscal 2011, we voluntarily changed our method of accounting for actuarial gains and losses related to our pension and other post-retirement benefit plans. Previously, we recognized actuarial gains and losses as a component of Stockholders’ Equity on the consolidated balance sheets and amortized the actuarial gains and losses over participants’ average remaining service period, or average remaining life expectancy, when all or almost all plan participants are inactive, as a component of net periodic benefit cost if the unrecognized gain or loss exceeded 10 percent of the greater of the market-related value of plan assets or the plan’s projected benefit obligation at the beginning of the year (the “corridor”). Under the new method, the net actuarial gains or losses in excess of the corridor will be recognized immediately in operating results during the fourth quarter of each fiscal year (or upon any re-measurement date). Net periodic benefit costs recorded on a quarterly basis would continue to primarily be comprised of service and interest cost, amortization of unrecognized prior service cost and the expected return on plan assets. While the historical method of recognizing actuarial gains and losses was considered acceptable, we believe this method is preferable as it accelerates the recognition of actuarial gains and losses outside of the corridor. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a presentation of our operating results before and after the application of this accounting change.

The obligation for postretirement benefits other than pension also is actuarially determined and is affected by assumptions including the discount rate and expected future increase in per capita costs of covered postretirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods.

Income taxes. We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

We assess our income tax positions and record tax liabilities for all years subject to examination based upon management’s evaluation of the facts and circumstances and information available at the reporting dates. For those income tax positions where it is more-likely-than-not that a tax benefit will be sustained upon the conclusion of an examination, we have recorded the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority, assuming that it has full knowledge of all relevant information. For those tax positions which do not meet the more-likely-than-not threshold regarding the ultimate realization of the related tax benefit, no tax benefit has been recorded in the financial statements. In addition, we have provided for interest and penalties, as applicable, and record such amounts as a component of the overall income tax provision.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, net operating losses, tax credits and other carryforwards. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a valuation allowance against substantially all of our deferred tax assets relating to foreign loss carryforwards, state net operating loss and foreign tax credit carryforwards.

Commitments and Contingencies. We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. We determine the amount of reserves needed, if any, for each individual issue based on our professional knowledge and experience and discussions with legal counsel. The required reserves may change in the future due to new developments in each matter, the ultimate resolution of each matter or changes in approach, such as a change in settlement strategy.

Through acquisitions, we have assumed presently recorded and potential future liabilities relating to product liability, environmental and other claims. We have recorded reserves for claims related to these obligations when appropriate and, on certain occasions, have obtained the assistance of an independent actuary in the determination of those reserves. If actual experience deviates from our estimates, we may need to record adjustments to these liabilities in future periods.

Warranty Reserves. Reserves are recorded on our consolidated balance sheets to reflect our contractual liabilities relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Environmental Liabilities. We accrue an estimated liability for each environmental matter when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable. We presume that a matter is probable of an unfavorable outcome if (a) litigation has commenced or a claim has been asserted or if commencement of litigation or assertion of a claim is probable and (b) if we are somehow associated with the site. In addition, if the reporting entity has been named as a PRP, an unfavorable outcome is presumed.

Estimating environmental remediation liabilities involves an array of issues at any point in time. In the early stages of the process, cost estimates can be difficult to derive because of uncertainties about a variety of factors. For this reason, estimates developed in the early stages of remediation can vary significantly, and, in many cases, early estimates later require significant revision. The following are some of the factors that are integral to developing cost estimates:

•	the extent and types of hazardous substances at a site;

•	the impact, if any, on natural resources or third parties;

•	the range of technologies that can be used for remediation;

•	evolving standards of what constitutes acceptable remediation; and

•	the number and financial condition of other PRPs and the extent of their responsibility for the remediation.

An estimate of the range of an environmental remediation liability typically is derived by combining estimates of various components of the liability, which themselves are likely to be ranges. At the early stages of the remediation process, particular components of the overall liability may not be reasonably estimable. This fact does not preclude our recognition of a liability. Rather, the components of the liability that can be reasonably estimated are viewed as a surrogate for the minimum in the range of our overall liability. Estimated legal and consulting fees are included as a component of our overall liability.

Asbestos Claims and Insurance for Asbestos Claims. As noted in Note 18 to our consolidated financial statements included elsewhere in this prospectus, certain Water Management subsidiaries are subject to asbestos litigation. As a result, we have recorded a liability for pending and potential future asbestos claims, as well as a receivable for insurance coverage of such liability. The valuation of our potential asbestos liability was based on the number and severity of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives.

The present estimate of our asbestos liability assumes (i) our continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against Zurn will decline modestly through the next ten years; (iii) the values by disease will remain consistent with past experience and (iv) our insurers will continue to pay defense costs without eroding the coverage amounts of our insurance policies. Our potential asbestos liability could be adversely affected by changes in law and other factors beyond our control. Further, while our current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time period and such liability could be substantial.

We estimate that our available insurance to cover our potential asbestos liability as of the end of fiscal 2011 is greater than our potential asbestos liability. This conclusion was reached after considering our experience in asbestos litigation, the insurance payments made to date by our insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. We used these same considerations when evaluating the recoverability of our receivable for insurance coverage of potential asbestos claims.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board issued an update to Accounting Standards Codification (“ASC”) No. 220, “Presentation of Comprehensive Income,” which no longer permits presentation of other comprehensive income and its components in the statement of shareholders’ equity. Rather, companies may elect to present the items of net income and other comprehensive income in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. Under either method the statement must be presented with equal prominence as the other primary financial statements. The amended guidance, which must be applied retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with earlier adoption permitted.

Evaluation of Subsequent Events

We evaluated subsequent events from the balance sheet date of October 1, 2011 through November 22, 2011 and have concluded that the following subsequent events occurred during such period:

Recent Acquisition

On October 10, 2011, we completed our acquisition of 100% of the outstanding stock of VAG Holding GmbH (“VAG”) for an aggregate purchase price of approximately €175 million, net of cash acquired and excluding transaction costs. The purchase price included a cash payment to the selling shareholders at closing plus the assumption or extinguishment of certain indebtedness outstanding as of the closing date. The transaction was funded through our available liquidity ($89.8 million through the revolving credit facility, $75.0 million through the accounts receivable securitization program, and the remaining amount through available cash balances).

VAG is a global leader in engineered valve solutions across a broad range of applications, including water distribution, wastewater treatment, dams and hydropower generation, as well as various other industrial applications. This acquisition is complementary to our existing Water Management platform and allows us to further expand into key markets outside of North America. As a consequence of this acquisition, we expect to increase the net sales in the Water Management segment to international markets.

VAG employs approximately 1,200 associates world-wide and reported net sales of approximately €140 million for the twelve months ended September 30, 2011. Headquartered in Mannheim, Germany, VAG operates three other principal manufacturing operations in Hodonin, Czech Republic, Secunderabad, India and Taicang, China, as well as sales offices in eighteen countries to service its global customer base.

Credit Agreement Modification

On October 20, 2011, we entered into a Loan Modification Agreement and Permitted Amendment (the “Modification Agreement”) related to our Amended and Restated Credit Agreement, dated as of October 5, 2009 (the “Credit Agreement”). The Modification Agreement amends certain terms related to our $180.0 million revolving credit facility (which facility was increased in accordance with the Credit Agreement earlier this year from $150.0 million) in the manner permitted under the terms of the Credit Agreement. Specifically, the Modification Agreement (i) extends the revolving facility maturity date with respect to lenders that agreed to accept our loan modification offer with respect to such lenders’ revolving facility commitments (collectively, the “Extended Commitments”) from July 20, 2012 to July 19, 2013; (ii) increases the applicable LIBOR margin with respect to Other Revolving Loans (as defined in the Credit Agreement) made pursuant to the Extended Commitments to 4.00% (it previously was 1.75%); and (iii) fixes the commitment fee with respect to the Extended Commitments at 0.50% (it previously had been determined by reference to a pricing matrix). All other terms of the Credit Agreement, including the pricing on our outstanding borrowings under the term loan facility (which were $760.5 million as of October 1, 2011), remain unchanged.

Restructuring

As a result of the acquisition of VAG and continued challenging market conditions in the North American water and wastewater served markets, in November we announced a plan to execute certain restructuring actions. The planned restructuring actions primarily consist of workforce reductions, consolidation of our engineering capabilities and facility rationalization to elsewhere within our Water Management footprint (including the transition of certain functions from our Magog, Quebec facility). These restructuring actions are expected to result in total restructuring charges within our Water Management segment of between $5.0 and $7.0 million, which is expected to be incurred over the second half of fiscal 2012.

Results of Operations

Second Quarter and Six Months Ended October 1, 2011 Compared with the Second Quarter and Six Months Ended October 2, 2010

Divestiture

On July 19, 2011, we sold substantially all of the net assets of a non-material, underperforming business within our Process & Motion Control segment based in Germany for a total sale price of $4.5 million ($3.4 million received to date and $1.1 million to be received in future periods). We recorded a pre-tax loss on divestiture of approximately $6.9 million during the second quarter of fiscal 2012, which is subject to a final working capital settlement.

Autogard Acquisition

On April 2, 2011, we acquired Autogard for a total cash purchase price of $18.2 million, net of cash acquired. Autogard is a European-based manufacturer of torque limiters and couplings. The acquisition further expands our global Process & Motion Control platform and will allow us to provide increased capabilities and support to our global customer base. As a result of this transaction, we acquired $15.3 million of intangible assets consisting of $7.4 million of goodwill (which is not deductible for tax purposes) and $7.9 million of all other intangible assets. The purchase price is subject to final working capital and valuation adjustments, which are expected to be completed within fiscal 2012. Our results of operations include Autogard subsequent to April 2, 2011.

Consolidated Overview

Net sales for the second quarter of fiscal 2012 increased 10% from the prior year to $455.2 million, while net sales for the first six months of fiscal 2012 were $931.4 million, an increase of $111.8 million, or 14% compared to the first six months of fiscal 2011. Core net sales, which excludes foreign currency fluctuations and our divested German subsidiary discussed above, for the second quarter of fiscal 2012 also increased 10% year-over-year, while core net sales for the first six months of fiscal 2012 increased 12% driven by the continued demand across the majority of our Process & Motion Control served markets and single-digit growth in our Water Management segment.

Our backlog as of October 1, 2011 was $423.1 million compared to $379.4 million as of March 31, 2011, an increase of approximately 12% in the first six months, which includes the impact of our divestiture discussed above. The backlog improvement during the first six months of fiscal 2012 is primarily the result of strong order rates within our Process & Motion Control businesses.

Income from operations for the second quarter of fiscal 2012 increased 13% to $61.6 million compared to the second quarter of fiscal 2011, while income from operations for the first six months of fiscal 2012 increased 17% to $124.6 million compared to the first six months of fiscal 2011. Income from operations as a percent of net sales increased 30 basis points from the prior year second quarter to 13.5%, while income from operations as a percent of net sales for the first six months of fiscal 2012 increased 40 basis points from the prior year first six months to 13.4%. The improvement in fiscal 2012 operating margin is the result of continued productivity gains and improved leverage on higher year-over-year sales volume net of the lower profitability of certain long-lead time projects for the North American municipal water markets shipping out of our backlog compared to the prior year quarter and increased investment in product development and global growth capabilities.

Second Quarter Ended October 2, 2010 Compared with the Second Quarter Ended October 1, 2011:

Net sales

(dollars in millions)

	Quarter Ended
	October 2, 2010	October 1, 2011	Change	% Change
Process & Motion Control	$282.1	$317.0	$34.9	12.4%
Water Management	130.2	138.2	8.0	6.1%

Consolidated	$412.3	$455.2	$42.9	10.4%

Process & Motion Control

Process & Motion Control net sales in the second quarter of fiscal 2012 increased 12% from the prior year to $317.0 million. Core net sales, which excludes 3% of favorable currency fluctuations and a 3% unfavorable impact from our divestiture, also increased by 12% year-over-year, driven by solid demand and market share gains across the majority of our served global markets.

Water Management

Water Management net sales in the second quarter of fiscal 2012 increased 6% from the prior year to $138.2 million. Core net sales also increased by 6% year-over-year due to market share gains and growth in alternative markets, which more than offset the continued weakness in the North American commercial construction and municipal water markets.

Income (loss) from operations

(dollars in millions)

	Quarter Ended
	October 2, 2010	October 1, 2011	Change	% Change
Process & Motion Control	$43.0	$53.7	$10.7	24.9%
% of net sales	15.2%	16.9%	1.7%
Water Management	18.3	14.6	(3.7)	(20.2)%
% of net sales	14.1%	10.6%	(3.5)%
Corporate	(6.7)	(6.7)	—	—%

Consolidated	$54.6	$61.6	$7.0	12.8%
% of net sales	13.2%	13.5%	0.3%

Process & Motion Control

Process & Motion Control income from operations for the second quarter of fiscal 2012 improved 25% to $53.7 million compared to the second quarter of fiscal 2011. Income from operations as a percent of net sales increased 170 basis points from the prior year second quarter to 16.9%. The improvement in fiscal 2012 operating margin resulted from the continued productivity gains and operating leverage on higher year-over-year sales volume net of increased investment in new product development and global growth capabilities.

Water Management

Water Management income from operations for the second quarter of fiscal 2012 declined 20% to $14.6 million compared to the second quarter of fiscal 2011. Income from operations as a percent of sales decreased 350 basis points from the prior year second quarter to 10.6%. The decline in fiscal 2012 operating margin is primarily the result of the lower profitability of certain long lead-time projects for the North American municipal water markets shipping out of our backlog compared to the prior year.

Corporate

Corporate expenses were $6.7 million in the second quarter of fiscal 2011 and fiscal 2012.

Interest expense, net

Interest expense, net was $45.1 million in the second quarter of fiscal 2011 compared to $42.8 million in the second quarter of fiscal 2012. The year-over-year reduction in interest expense is primarily the result of the lower weighted average fixed borrowing rates, as well as the result of the extinguishment of our remaining PIK toggle senior indebtedness in the first quarter of fiscal 2012.

Other income (expense), net

Other income, net for the second quarter of fiscal 2011 consists of income in unconsolidated affiliates of $3.8 million (includes a $3.4 million gain recorded as a result of our step acquisition of 100% of the voting shares in Mecanica Falk S.A. de C.V. (“Mecanica Falk”) in August 2010) and foreign currency transaction gains of $18.6 million, partially offset by management fee expense of $0.7 million and other miscellaneous losses of $1.3 million. Other expense, net for the second quarter of fiscal 2012, consists of management fee expense of $0.8 million, foreign currency transaction losses of $5.9 million and other miscellaneous losses of $0.9 million.

Provision (benefit) for income taxes

The income tax provision was $8.0 million in the second quarter of fiscal 2011 compared to an income tax benefit of $(0.2) million in the second quarter of fiscal 2012. The effective income tax rate for the second quarter of fiscal 2011 was 26.8% versus (4.7)% in the second quarter of fiscal 2012. The effective income tax rate of 26.8% for the second quarter of fiscal 2011 includes the accrual of foreign income taxes at statutory rates, which are generally below the U.S. federal statutory rate of 35.0%. The income tax benefit associated with the income before income taxes, for the second quarter of fiscal 2012 is attributable to the recognition of certain previously unrecognized tax benefits due to the lapse of the applicable statute of limitations.

Net income (loss)

Our net income for the second quarter of fiscal 2011 was $21.9 million compared to $4.5 million in the second quarter of fiscal 2012 as a result of the factors described above.

Six Months Ended October 2, 2010 Compared with the Six Months Ended October 1, 2011:

Net sales

(dollars in millions)

	Six Months Ended
	October 2, 2010	October 1, 2011	Change	% Change
Process & Motion Control	$547.6	$648.2	$100.6	18.4%
Water Management	272.0	283.2	11.2	4.1%

Consolidated	$819.6	$931.4	$111.8	13.6%

Process & Motion Control

Process & Motion Control net sales in the first six months of fiscal 2012 were $648.2 million, an increase of $100.6 million, or 18%, from $547.6 million in the first six months of fiscal 2011. Core net sales, which excludes 4% of favorable currency fluctuations and a 2% unfavorable impact from our divestiture, increased by 16% year-over-year, driven by solid demand and market share gains across the majority of our served global markets.

Water Management

Water Management net sales in the first six months of fiscal 2012 were $283.2 million, an increase of $11.2 million, or 4%, from $272.0 million in the first six months of fiscal 2011. Core net sales also increased by 4% year-over-year, due to market share gains and growth in alternative markets, which more than offset the continued weakness in the North America commercial construction and municipal water markets.

Income from Operations

(dollars in millions)

	Six Months Ended
	October 2, 2010	October 1, 2011	Change	% Change
Process & Motion Control	$77.9	$104.0	$26.1	33.5%
% of net sales	14.2%	16.0%	1.8%
Water Management	41.6	34.4	(7.2)	(17.3)%
% of net sales	15.3%	12.2%	(3.1)%
Corporate	(13.3)	(13.8)	(0.5)	(3.8)%

Consolidated	$106.2	$124.6	$18.4	17.3%

% of net sales	13.0%	13.4%	0.4%

Process & Motion Control

Process & Motion Control income from operations for the first six months of fiscal 2012 improved $26.1 million, or 34%, to $104.0 million compared to the first six months of fiscal 2011. Income from operations as a percent of sales increased 180 basis points from the prior year to 16.0%. The improvement in fiscal 2012 operating margin resulted from the continued productivity gains and operating leverage on higher year-over-year sales volume net of increased investment in new product development and global growth capabilities.

Water Management

Water Management income from operations for the first six months of fiscal 2012 declined $7.2 million, or 17%, to $34.4 million compared to the first six months of fiscal 2011. Income from operations as a percent of sales decreased 310 basis points from the first six months of the prior year to 12.2%. The decline in fiscal 2012 operating margin is primarily the result of the lower profitability of certain long-lead time projects for the North American municipal water markets shipping out of our backlog compared to the prior year.

Corporate

Corporate expenses increased by $0.5 million from $13.3 million in the first six months of fiscal 2011 to $13.8 million in the first six months of fiscal 2012.

Interest Expense, net

Interest expense, net was $92.2 million in the first six months of fiscal 2011 compared to $87.2 million in the first six months of fiscal 2012. The year-over-year reduction in interest expense is primarily the result of the lower weighted average fixed borrowing rates, as well as the result of the extinguishment of our remaining PIK toggle senior indebtedness in the first quarter of fiscal 2012.

Loss on the Extinguishment of Debt

During the first six months of fiscal 2011, we recorded a $100.8 million loss on debt extinguishment as a result of the cash tender offer for certain RBS Global outstanding debt, which was completed on May 5, 2010. See Note 8 to our unaudited condensed consolidated financial statements for the second quarter ended

October 1, 2011 included elsewhere in this prospectus for more details regarding this transaction. During the first six months of fiscal 2012, we recorded a $0.7 million loss on debt extinguishment as a result of the extinguishment of all of our then-remaining PIK toggle senior indebtedness.

Other income (expense), net

Other income, net for the first six months of fiscal 2011 consists of income in unconsolidated affiliates of $4.0 million (including a $3.4 million gain recorded as a result of our step acquisition of 100% of the voting shares in Mecánica Falk in August 2010) and foreign currency transaction gains of $1.0 million, partially offset by management fee expense of $1.5 million and other miscellaneous losses of $1.6 million. Other expense, net for the first six months of fiscal 2012 consists of management fee expense of $1.5 million, foreign currency transaction losses of $5.3 million and other miscellaneous losses of $1.0 million.

(Benefit) provision for income taxes

The income tax benefit recorded in the first six months of fiscal 2011 was $29.9 million compared to an income tax provision of $6.3 million in the first six months of fiscal 2012. Our effective income tax rate for the first six months of fiscal 2011 was 35.2% versus 28.6% in the first six months of fiscal 2012. The effective income tax rate for the first six months of fiscal 2011 includes the accrual of foreign income taxes at statutory rates, which are generally below the U.S. federal statutory rate of 35.0%, offset by an increase in the valuation allowance for U.S. foreign tax credits generated during this period for which realization of such benefits was not deemed more-likely-than-not. The effective income tax rate for the first six months of fiscal 2012 is below the U.S. federal statutory rate of 35.0% due to the recognition of certain, previously unrecognized tax benefits resulting from the lapse of the applicable statute of limitations.

Net (loss) income

Our net loss for the first six months of fiscal 2011 was $55.0 million compared to net income of $15.7 million in the first six months of fiscal 2012 due to the factors described above.

Fiscal Year Ended March 31, 2011 Compared with the Fiscal Year Ended March 31, 2010

Net Sales

(dollars in millions)

	Fiscal Year Ended
	March 31, 2010	March 31, 2011	Change	% Change
Process & Motion Control	$1,003.7	$1,175.1	$171.4	17.1%
Water Management	506.3	524.5	18.2	3.6%

Consolidated	$1,510.0	$1,699.6	$189.6	12.6%

Process & Motion Control

Process & Motion Control net sales for the year ended March 31, 2011 increased 17.1% from the prior year to $1,175.1 million. Core net sales, which excludes foreign currency fluctuations, increased by 17.5% year-over-year driven by solid international growth, improved demand in our North America end-markets and market share gains across many of our products.

Water Management

Water Management net sales for the year ended March 31, 2011 increased 3.6% from the prior year to $524.5 million. Core net sales, which excludes the foreign currency fluctuations, increased by 3.1% year-over-year as a result of targeted market share gains and growth in alternative markets, which more than offset the overall decline in the core infrastructure and commercial construction markets, which we estimate to be down 15% year-over-year based on McGraw-Hill construction data.

Income from Operations

(dollars in millions)

	Fiscal Year Ended
	March 31, 2010	March 31, 2011	Change
Process & Motion Control	$116.5	$181.1	$64.6
% of net sales	11.6%	15.4%	3.8%
Water Management	76.1	69.4	(6.7)
% of net sales	15.0%	13.2%	(1.8%)
Corporate	(31.2)	(31.4)	(0.2)

Consolidated	$161.4	$219.1	$57.7

% of net sales	10.7%	12.9%	2.2%

Process & Motion Control

Process & Motion Control income from operations for the year ended March 31, 2011 increased 55.5% to $181.1 million compared to fiscal 2010. Income from operations as a percent of net sales increased 380 basis points from the prior year to 15.4%. The improvement in fiscal 2011 operating margin is primarily the result of our improved operating leverage on higher year-over-year net sales volume, productivity gains and cost reduction actions, partially offset by higher material costs and targeted investments in new product development and global growth capabilities.

Water Management

Water Management income from operations for the year ended March 31, 2011 declined 8.8% to $69.4 million compared to fiscal 2010. Income from operations as a percent of net sales decreased 180 basis points from the prior year to 13.2%. The decline in fiscal 2011 operating margin is primarily the result of higher year-over-year material costs and the impact of profit variability within certain water and wastewater project shipments in the current year compared to the prior year as well as investments in new product development and growth initiatives.

Corporate

Corporate expenses increased by $0.2 million from $31.2 million in fiscal 2010 to $31.4 million in fiscal 2011.

Interest Expense, Net. Interest expense, net was $194.2 million during the year ended March 31, 2010 compared to $180.8 million during the year ended March 31, 2011. The year-over-year reduction in interest expense is primarily the result of the lower weighted average fixed borrowing rates on our senior notes, partially offset by a slight increase in average debt outstanding as a result of the incremental notes issued in connection with the April 2010 refinancing described below.

Gain (Loss) on Debt Extinguishment. During fiscal 2010, we recorded a $167.8 million gain on debt extinguishment as a result of the purchase and extinguishment of a portion of our PIK toggle senior indebtedness and our April 2009 debt exchange offer. During fiscal 2011, we recorded a $100.8 million loss on debt extinguishment as a result of our early repayment of debt in April 2010 pursuant to cash tender offers. The $100.8 million charge was comprised of a bond tender premium paid to the lenders and the non-cash write-off of deferred financing fees and net original issuance discount.

Purchase and Extinguishment of a Portion of PIK Toggle Senior Indebtedness

During fiscal 2010, we purchased and extinguished $67.4 million of outstanding face value PIK toggle senior indebtedness due 2013 for $36.5 million in cash. As a result, we recognized a $30.3 million gain during the year ended March 31, 2010, which was measured based on the difference between the cash paid and the net carrying amount of the debt (the net carrying amount of the debt included unamortized original issue discount of $0.6 million, unamortized debt issuance costs of $0.6 million, and $0.3 million of accrued interest) along with the forgiveness of $0.4 million of accrued interest.

Debt Exchange

During fiscal 2010, we completed an exchange offer by which (i) approximately $71.0 million principal amount of 8.875% Senior Notes due 2014 (the “8.875% Notes”), (ii) approximately $235.7 million principal amount of PIK Toggle Notes, and (iii) approximately $7.9 million principal amount of PIK Toggle Loans were exchanged for $196.3 million of aggregate principal of 9.50% Senior Notes due 2014 (the “2009 9.50% Notes”) (excluding a net original issue discount of $20.6 million).

The Company accounted for the debt exchange transaction pursuant to ASC 470-50 Debt Modifications and Extinguishments (“ASC 470-50”). As a result of the debt exchange, the Company recognized a gain of $137.5 million on the extinguishment of 8.875% Notes, PIK Toggle Notes and PIK Toggle Loans. The gain on extinguishment of $137.5 million relates to the extinguishment of $235.7 million of outstanding face value 8.875% Notes and PIK Toggle Notes and $7.9 million of outstanding face value of PIK Toggle Loans and is measured based on the difference between the fair market value of the 9.50% Notes issued of $104.5 million and the net carrying amount of the debt (the net carrying amount of the debt includes unamortized original issue discount of $2.5 million, unamortized debt issuance costs of $2.2 million and $3.1 million of accrued interest).

Tender Offer and Note Issuance

During fiscal 2011, we purchased by means of cash tender offers and extinguished $794.1 million of 9.50% Senior Notes due 2014 issued in 2006 (the “2006 9.50% Notes”), $196.3 million of 2009 9.50% Notes and $77.0 million of 8.875% Notes, and issued $1,145.0 million of 8.50% Senior Notes due 2018 (the “8.50% Notes”). We accounted for the cash tender offers and the issuance of the 8.50% Notes in accordance with ASC 470-50. Pursuant to this guidance, the cash tender offers were accounted for as an extinguishment of debt. In connection with the note offering, we incurred an increase in long-term debt of approximately $89.5 million, and we also recognized a $100.8 million loss on the debt extinguishment, which was comprised of a bond tender premium paid to lenders, as well as the non-cash write-off of deferred financing fees and net original issue discount associated with the extinguished debt. Additionally, we capitalized approximately $14.6 million of third party transaction costs, which are being amortized over the life of the 8.50% Notes as interest expense using the effective interest method. Below is a summary of the transaction costs and other offering expenses recorded along with their corresponding pre-tax financial statement impact (dollars in millions):

	Financial Statement Impact
	Balance Sheet -Debit (Credit)		Statement of Operations
	Deferred Financing Costs (1)	Original Issue Discount (2)	Expense (3)	Total
Cash transaction costs:
Third party transaction costs	$14.6	$—	$—	$14.6
Bond tender premiums (paid to lenders)	—	—	63.5	63.5

Total expected cash transaction costs	14.6	—	63.5	$78.1

Non-cash write-off of unamortized amounts:
Deferred financing costs	(25.4)	—	25.4
Net original issue discount	—	(11.9)	11.9

Net financial statement impact	$(10.8)	$(11.9)	$100.8

(1)	Recorded as a component of other assets within the consolidated balance sheet.
(2)	Recorded as a reduction in the face value of long-term debt within the consolidated balance sheet.
(3)	Recorded as a component of other non-operating expense within the consolidated statement of operations.

Other Income (Expense), Net. Other expense, net for the year ended March 31, 2010 was $16.4 million, which consisted of management fee expense of $3.0 million, transaction costs associated with a debt exchange offer of $6.0 million, foreign currency transaction losses of $4.3 million and other net miscellaneous expenses of $3.1 million. Other income, net for the year ended March 31, 2011 was $1.1 million, which consisted of management fee expense of $3.0 million, income in unconsolidated affiliates of $4.1 million (including a $3.4 million gain recorded as a result of our step acquisition of 100% of the voting shares in Mecánica Falk on August 31, 2010), foreign currency transaction gains of $1.5 million and other net miscellaneous expenses of $1.5 million.

Provision (Benefit) for Income Taxes. The income tax provision in fiscal 2010 was $30.5 million or an effective tax rate of 25.7%. The provision recorded differs from the statutory rate mainly due to the effect of the income tax benefit recognized as a result of a decrease to the liability for unrecognized tax benefits associated with the conclusion of the Internal Revenue Service (“IRS”) examination and certain benefits provided under a new Brazilian tax settlement program. The income tax benefit in fiscal 2011 was $(10.1) million or an effective tax rate of 16.4%. The benefit recorded differs from the U.S. federal statutory rate mainly due to the effect of the increase in the valuation allowance related to foreign tax credit carryforwards for which such realization is not deemed to be more-likely-than-not. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for information on income taxes.

Net Income (Loss). The net income recorded in fiscal 2010 was $88.1 million compared to a net loss of $51.3 million in fiscal 2011 due to the factors described above.

Fiscal Year Ended March 31, 2010 Compared with the Fiscal Year Ended March 31, 2009

Net Sales

(dollars in millions)

	Fiscal Year Ended
	March 31, 2009	March 31, 2010	Change	% Change
Process & Motion Control	$1,321.7	$1,003.7	$(318.0)	(24.1)%
Water Management	560.3	506.3	(54.0)	(9.6)%

Consolidated	$1,882.0	$1,510.0	$(372.0)	(19.8)%

Process & Motion Control

Process & Motion Control net sales decreased $318.0 million, or 24.1%, from $1,321.7 million for the year ended March 31, 2009 to $1,003.7 million for the year ended March 31, 2010. Excluding foreign currency fluctuations, year-over-year core net sales decreased by $316.4 million, or 23.9%, which is attributable to the impact the economic downturn has had on our end-markets.

Water Management

Water Management net sales decreased $54.0 million, or 9.6%, from $560.3 million for the year ended March 31, 2009 to $506.3 million for the year ended March 31, 2010. Excluding foreign currency fluctuations, year-over-year core net sales decreased by $52.3 million, or 9.3%, which is attributable to softness within our commercial and residential construction end-markets as well as certain segments of our infrastructure end-markets. These declines were partially offset by an increase in year-over-year net sales in our water and wastewater treatment markets.

Income (loss) from Operations

(dollars in millions)

	Fiscal Year Ended
	March 31, 2009	March 31, 2010	Change
Process & Motion Control	$15.6	$116.5	$100.9
% of net sales	1.2%	11.6%	10.4%
Water Management	(212.8)	76.1	288.9
% of net sales	(38.0)%	15.0%	53.0%
Corporate	(174.1)	(31.2)	142.9

Consolidated	$(371.3)	$161.4	$532.7

% of net sales	(19.7)%	10.7%	30.4%

Process & Motion Control

Process & Motion Control income from operations for the year ended March 31, 2009 was $15.6 million compared to income from operations of $116.5 million during the year ended March 31, 2010. The comparability of our year-over-year results has been significantly impacted by the $149.0 million impairment charge taken on our goodwill and other identifiable intangible assets during the year ended March 31, 2009. In addition, income from operations for the year ended March 31, 2009 included $16.5 million of restructuring expenses, compared to restructuring expense of $6.3 million during the year ended March 31, 2010. Excluding the impact of the impairment charge and restructuring expenses, income from operations would have decreased $58.3 million, or 32.2%, and income from operations as a percent of net sales would have declined by 150 basis points to 12.2% of net sales during the year ended March 31, 2010 versus the comparable prior year period. The remaining decline in income from operations as a percent of net sales was primarily driven by the unfavorable impact of lower year-over-year net sales, partially offset by productivity gains, cost reduction initiatives and lower material prices.

Water Management

Water Management loss from operations was $212.8 million for the year ended March 31, 2009 compared to $76.1 million of income from operations for the year ended March 31, 2010. The comparability of our year-over-year results has been significantly impacted by the $273.0 million impairment charge taken on our goodwill and other identifiable intangible assets during the year ended March 31, 2009. In addition, income from operations for the year ended March 31, 2009 included $7.8 million of restructuring expenses, compared to restructuring expense of $0.5 million during the year ended March 31, 2010. Excluding the impact of impairment charges and restructuring expenses, income from operations would have increased $8.6 million, or 12.6%, and income from operations as a percent of net sales would have expanded by 300 basis points to 15.1% of sales for the year ended March 31, 2010 versus the comparable prior year period as cost reduction actions, lower material prices and productivity gains more than offset the unfavorable impact of lower sales.

Corporate

Corporate expenses decreased by $142.9 million from $174.1 million during the year ended March 31, 2009 to $31.2 million during the year ended March 31, 2010. The comparability of corporate expenses is primarily attributable to a net reduction in actuarial losses related to our pension and other postretirement benefit plans recognized year-over-year.

Interest Expense, Net. Interest expense, net was $230.4 million and $194.2 million in fiscal 2009 and fiscal 2010, respectively. The decrease in interest expense is due to the lower year-over-year weighted-average outstanding indebtedness (resulting from the completion of our debt exchange offer during the first quarter of fiscal 2010 and various purchases and extinguishments of our PIK toggle senior indebtedness, beginning in the third quarter of fiscal 2009) as well as the lower relative variable rate borrowing costs year-over-year.

Gain on Debt Extinguishment. During fiscal 2009, the Company recorded a $103.7 million gain on debt extinguishment as a result of the purchase and extinguishment of a portion of our PIK toggle senior indebtedness. During fiscal 2010, the Company recorded a $167.8 million gain on debt extinguishment as a result of the purchase and extinguishment of a portion of our PIK toggle senior indebtedness and our April 2009 debt exchange offer.

During fiscal 2009, we purchased and extinguished $174.6 million of outstanding face value PIK toggle senior indebtedness due 2013 for $72.9 million in cash. As a result, we recognized a $103.7 million gain during the year ended March 31, 2009, which was measured based on the difference between the cash paid and the net carrying amount of the debt (the net carrying amount of the debt included unamortized original issue discounts of $2.0 million, unamortized debt issuance costs of $1.8 million and $5.8 million of accrued interest).

For more information regarding the gain on debt extinguishment for fiscal 2010, see “—Results of Operations—Fiscal Year Ended March 31, 2011 Compared with the Fiscal Year Ended March 31, 2010—Gain (Loss) on Debt Extinguishment.”

Other Expense, Net. Other expense, net for the year ended March 31, 2009 was $3.0 million, which consisted of management fee expense of $3.0 million, foreign currency transaction gains of $2.4 million and other net miscellaneous expenses of $2.4 million. Other expense, net for the year ended March 31, 2010 was $16.4 million, which consisted of management fee expense of $3.0 million, transaction costs associated with the debt exchange offer of $6.0 million, foreign currency transaction losses of $4.3 million and other net miscellaneous expenses of $3.1 million.

Provision (Benefit) for Income Taxes. The income tax benefit in fiscal 2009 was $(72.0) million or an effective tax rate of 14.4%. The benefit recorded differs from the statutory rate mainly due to the effect of approximately $304.8 million of nondeductible expenses relating to the impairment charges recorded in fiscal 2009 as a result of then-existing economic conditions. The income tax provision in fiscal 2010 was $30.5 million or an effective tax rate of 25.7%. The provision recorded differs from the U.S. federal statutory rate mainly due to the effect of the income tax benefit recognized as a result of a decrease to the liability for unrecognized tax benefits associated with the conclusion of the IRS examination and certain benefits provided under a new Brazilian tax settlement program. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for more information on income taxes.

Net Income (Loss). The net loss recorded in fiscal 2009 was $429.0 million compared to net income of $88.1 million in fiscal 2010 due to the factors described above.

Non-GAAP Financial Measure

In addition to net income (loss), we believe Adjusted EBITDA (as described below in “Covenant Compliance”) is an important measure under our senior secured credit facilities, as our ability to incur certain types of acquisition debt and certain types of subordinated debt, make certain types of acquisitions or asset exchanges, operate our business and make dividends or other distributions, all of which will impact our financial performance, is impacted by our Adjusted EBITDA, as our lenders measure our performance by comparing the ratio of our senior secured bank debt to our Adjusted EBITDA (see “Covenant Compliance” for additional discussion of this ratio, including a reconciliation to our net income (loss)). We reported Adjusted EBITDA of $184.5 million in the first six months of fiscal 2012, and net income for the same period of $15.7 million.

Covenant Compliance

The senior secured credit facilities contain, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the senior secured credit facilities and indentures that govern our notes may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of a representation or warranty, covenant defaults, events of bankruptcy and a change of control. Certain covenants contained in the credit agreement that governs our senior secured credit facilities restrict our ability to take certain actions, such as incurring additional debt or making acquisitions, if we are unable to meet certain maximum senior secured bank debt to Adjusted EBITDA ratios and, with respect to our revolving facility, also require us to remain at or below a certain maximum senior secured bank debt to Adjusted EBITDA ratio as of the end of each fiscal quarter. Certain covenants contained in the indentures that govern our notes restrict our ability to take certain actions, such as incurring additional debt or making acquisitions, if we are unable to achieve a minimum Adjusted EBITDA to Fixed Charges ratio. Under such indentures, our ability to incur additional indebtedness and our ability to make future acquisitions under certain circumstances requires us to have an Adjusted EBITDA to Fixed Charges ratio (measured on a last twelve months, or LTM, basis) of at least 2.0 to 1.0. Failure to comply with this covenant could limit our long-term growth prospects by hindering our ability to obtain future debt or make acquisitions.

“Fixed Charges” is defined in our indentures as net interest expense, excluding the amortization or write-off of deferred financing costs.

“Adjusted EBITDA” is defined in our senior secured credit facilities as net income, adjusted for the items summarized in the table below. Adjusted EBITDA is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors, excluding non-operational, non-cash or non-recurring losses or gains. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA varies from others in our industry. This measure should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Adjusted EBITDA does not reflect: (a) our capital expenditures, future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (d) tax payments that represent a reduction in cash available to us; (e) any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; (f) management fees that may be paid to Apollo; or (g) the impact of earnings or charges resulting from matters that we and the lenders under our secured senior credit facilities may not consider indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash, non-operating or non-recurring charges that are deducted in calculating net income, even though these are expenses that may recur, vary greatly and are difficult to predict and can represent the effect of long-term strategies as opposed to short-term results.

In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Further, although not included in the calculation of Adjusted EBITDA below, the measure may at times allow us to add estimated cost savings and operating synergies related to operational changes ranging from acquisitions to dispositions to restructurings and/or exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings before such savings have occurred.

As of October 1, 2011, the calculation of Adjusted EBITDA under our senior secured credit facilities results in a substantially identical calculation. However, the results of such calculations could differ in the future based on the different types of adjustments that may be included in such respective calculations at the time.

Set forth below is a reconciliation of net (loss) income to Adjusted EBITDA for the periods indicated below.

(in millions)	Six months ended October 2, 2010	Fiscal year ended March 31, 2011	Six months ended October 1, 2011	Twelve months ended October 1, 2011
Net (loss) income	$(55.0)	$(51.3)	$15.7	$19.4
Interest expense, net	92.2	180.8	87.2	175.8
Income tax (benefit) provision	(29.9)	(10.1)	6.3	26.1
Depreciation and amortization	52.3	106.1	53.8	107.6

EBITDA	$59.6	$225.5	$163.0	$328.9
Adjustments to EBITDA:
Loss on divestiture (1)	—	—	6.9	6.9
Loss on extinguishment of debt (2)	100.8	100.8	0.7	0.7
Impact of inventory fair value adjustment	—	—	0.9	0.9
Stock option expense	2.7	5.6	2.1	5.0
LIFO expense (3)	2.0	4.9	3.1	6.0
Other (income) expense, net (4)	(1.9)	(1.1)	7.8	8.6

Subtotal of adjustments to EBITDA	$103.6	$110.2	$21.5	$28.1

Adjusted EBITDA	$163.2	$335.7	$184.5	$357.0

Fixed charges of RBS Global, Inc. and subsidiaries (5)				$163.9
Ratio of Adjusted EBITDA to Fixed Charges – RBS Global, Inc and subsidiaries				2.18x
Senior secured bank indebtedness (6)				$421.8
Senior secured bank leverage ratio (7)				1.18x

(1)	The loss on divestiture is the result of our sale of a German subsidiary to a third party. See Note 2 to our unaudited condensed consolidated financial statements for the second quarter ended October 1, 2011 included elsewhere in this prospectus.
(2)	The loss on extinguishment of debt is the result of the cash tender offer that we completed during the first quarter of fiscal 2011, as well as the retirement of the PIK toggle senior indebtedness in the first quarter of fiscal 2012. See Note 8 to our unaudited condensed consolidated financial statements for the second quarter ended October 1, 2011 included elsewhere in this prospectus.
(3)	Last-in, first-out (LIFO) inventory adjustments are excluded in calculating Adjusted EBITDA as defined in our senior secured credit facilities.
(4)	Other (income) expense, net for the twelve months ended October 1, 2011, consists of:

(in millions)	Six months ended October 2, 2010	Fiscal year ended March 31, 2011	Six months ended October 1, 2011	Twelve months ended October 1, 2011
Management fee expense	$1.5	$3.0	$1.5	$3.0
(Gain) loss on foreign currency transactions	(1.0)	(1.5)	5.3	4.8
Income in unconsolidated affiliates	(4.0)	(4.1)	—	(0.1)
Other expense	1.6	1.5	1.0	0.9

Total	$(1.9)	$(1.1)	$7.8	$8.6

(5)	The indentures governing our senior notes define fixed charges as interest expense excluding the amortization or write-off of deferred financing costs for the trailing four quarters.
(6)

The senior secured credit facilities define senior secured bank debt as consolidated secured indebtedness for borrowed money, less unrestricted cash, which was $338.7 million (as defined by the senior secured credit facilities) at October 1, 2011. Senior secured bank debt reflected in the table consists of borrowings under our senior secured credit facilities.
(7)	The senior secured credit facilities define the senior secured bank leverage ratio as the ratio of senior secured bank debt to Adjusted EBITDA for the trailing four fiscal quarters.

Liquidity and Capital Resources

Our primary sources of liquidity are available cash and cash equivalents, cash flow from operations and borrowing availability under our $180.0 million revolving credit facility and our $100.0 million accounts receivable securitization program.

As of March 31, 2011, we had $391.0 million of cash and approximately $219.6 million of additional borrowing capacity ($121.7 million of available borrowings under our revolving credit facility and $97.9 million available under our accounts receivable securitization program). Both our revolving credit facility and accounts receivable securitization program are available to fund our working capital requirements, capital expenditures and for other general corporate purposes. As of October 1, 2011, we had $361.8 million of cash and cash equivalents and approximately $180.0 million of additional borrowing capacity ($155.0 million of available borrowings under our revolving credit facility and $25.0 million available under our accounts receivable securitization program). On October 5, 2011, we borrowed $89.8 million under our revolving credit facility to partially fund the VAG acquisition; as of October 5, 2011, we had $65.2 million of available borrowings under the revolving credit facility.

Indebtedness

As of October 1, 2011 we had $2,290.3 million of total indebtedness outstanding as follows (in millions):

	Total Debt at October 1, 2011	Short-term Debt and Current Maturities of Long-Term Debt	Long-term Portion
Term loans	$760.5	$2.0	$758.5
8.50% Senior notes due 2018	1,145.0	—	1,145.0
11.75% Senior subordinated notes due 2016	300.0	—	300.0
Borrowing under accounts receivable securitization	75.0	—	75.0
8.875% Senior notes due 2016	2.0	—	2.0
Other	7.8	5.3	2.5

Total Debt	$2,290.3	$7.3	$2,283.0

On October 5, 2011, we borrowed $89.8 million under our revolving credit facility to partially fund the VAG acquisition.

At October 1, 2011, our outstanding debt was issued by RBS Global and various subsidiaries of RBS Global. RBS Global, as well as its wholly owned subsidiary Rexnord LLC, are the co-issuers of the term loans, senior notes and senior subordinated notes.

For a description of our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet or unconsolidated special-purpose entities.

Cash Flows

Cash provided by operating activities in the first six months of fiscal 2011 was $55.5 million compared to a source of $36.1 million in the first six months of fiscal 2012. The reduction in operating cash flow was primarily driven by a $17.9 million year-over-year increase in cash interest due to the timing change in our interest payments resulting from our April 2010 debt refinancing.

Cash used for investing activities was $9.3 million in the first six months of fiscal 2011 compared to a use of $31.1 million in the first six months of fiscal 2012. The year-over-year increase in cash used for investing activities relates to the $18.2 million acquisition of Autogard (net of cash acquired) and a $10.5 million increase in capital expenditures, partially offset by an incremental $8.1 million of cash proceeds received in connection with the sale of certain property, plant and equipment and a non-core subsidiary during the first six months of fiscal 2012.

Cash used for financing activities was $1.1 million in the first six months of fiscal 2011 compared to a use of $25.0 million in the first six months of fiscal 2012. The cash used for financing activities in the first six months of fiscal 2011 consisted of a source of cash from the issuance of $1,145.0 million of 8.50% Senior Notes due 2018 (the “8.50% Notes”), the proceeds of which were utilized to retire $1,067.4 million of previously outstanding senior notes, pay the $63.5 million tender premium to holders of the retired senior notes and pay $14.6 million of related debt issue costs. Additionally, we made repayments of $2.2 million of other long-term debt (including a $1.0 million payment on our term loan and a $0.9 million payment to redeem 100% of our outstanding 9.50% Notes) and received $1.6 million as a result of short-term borrowings at various foreign subsidiaries. The cash used for financing activities in the first six months of fiscal 2012 consisted of a $93.5 million repayment to retire the then-outstanding PIK toggle senior indebtedness due 2013, net repayments of outstanding borrowings of $5.2 million (including $1.0 million payment on our term loan) and $1.3 million payment of deferred financing fees incurred in connection with our accounts receivable securitization program refinancing, partially offset by the $75.0 million source of cash borrowed on the accounts receivable securitization program to partially fund the purchase of VAG.

Net cash provided by operating activities in fiscal 2010 was $155.5 million compared to $164.5 million in fiscal 2011, representing a $9.0 million increase year-over-year. The improvement in cash provided by operating activities was driven by $53.9 million of incremental cash generated on $189.6 million of higher year-over-year net sales, an $18.2 million reduction in year-over-year cash interest payments, and a $14.2 million reduction in year-over-year cash restructuring payments. That increase was partially offset by a $77.3 million increase in trade working capital (accounts receivable, inventories and accounts payable) as a result of the year-over-year change in sales volume.

Net cash provided by operating activities in fiscal 2009 was $155.0 million compared to $155.5 million in fiscal 2010. Fiscal 2010 cash provided by operating activities includes an incremental $6.0 million of transaction costs associated with our April 2009 debt exchange offer and $16.5 million of restructuring payments, compared to $5.7 million cash restructuring payments during fiscal 2009. Excluding the incremental transaction and restructuring payments, cash flow from operations improved by $17.3 million. Decreases in trade working capital (accounts receivable, inventories and accounts payable) contributed a $62.3 million source of cash year-over-year. The remaining decline in operating cash flow is due to the impact of $372.0 million of lower net sales, partially offset by the cash savings generated from our restructuring initiatives year-over-year.

Cash used for investing activities was $22.0 million during fiscal 2010 compared to $35.5 million during fiscal 2011. The year-over-year increase in cash used for investing activities relates to a $15.6 million increase in capital expenditures partially offset by the net cash acquired in connection with the acquisition of Mecánica Falk (excluding a $6.1 million seller-financed note payable assumed in connection with the acquisition) and $0.9 million of cash proceeds received in connection with the sale of our 9.5% interest in a non-core joint venture within our Water Management platform.

Cash used for investing activities was $54.5 million during fiscal 2009 compared to $22.0 million during fiscal 2010. The year-over-year decrease in cash used for investing activities is primarily due to lower capital expenditures as we aligned our capital expenditures with current sales volume at that time as well as the fiscal 2009 acquisition of Fontaine.

Cash used for financing activities was $161.5 million during fiscal 2010 compared to a use of $6.9 million during fiscal 2011. The cash used for financing activities during fiscal 2011 consisted of a source of cash from the issuance of $1,145.0 million of 8.50% Notes, the proceeds of which were utilized to retire $1,067.4 million of previously outstanding senior notes, pay the $63.5 million tender premium to holders of the retired senior notes as well as $14.6 million of related debt issue costs. Additionally, during fiscal 2011 we made repayments of $3.7 million of other long-term debt (including a $2.0 million payment on our term loan and a $0.9 million payment to redeem 100% of our then outstanding 9.50% Notes), $0.8 million of net short-term borrowings and repayments at various foreign subsidiaries ($2.0 million of borrowings and $2.8 million of repayments). The current year also includes a $1.0 million use for the purchase of common stock and a $1.4 million use for the payments in connection with stock option exercises.

Cash provided by financing activities was $36.6 million during fiscal 2009 compared to a use of $161.5 million during fiscal 2010. The cash used for financing activities during fiscal 2010 consisted of a $36.5 million payment made to retire a portion of our outstanding PIK toggle senior indebtedness due 2013, financing fee payments of $4.9 million associated with our April 2009 debt exchange offer, $116.1 million of long-term debt repayments (comprised of $82.7 million on our revolving credit facility, $30.0 million on our accounts receivable facility, $2.0 million of mandatory repayments on our term loans and $1.4 million on all other debt) and repayments of $2.8 million on miscellaneous short-term debt. Fiscal 2010 also included a $0.4 million use of cash for the purchase of common stock and $1.5 million of cash used to cancel stock options.

Tabular Disclosure of Contractual Obligations

The table below lists our contractual obligations, as of March 31, 2011, by period:

		Payments Due by Period
(dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
8.50% senior notes due 2018	$1,145.0	$—	$—	$—	$1,145.0
Term loans	761.5	2.0	759.5	—	—
11.75% senior subordinated notes due 2016	300.0	—	—	—	300.0
PIK toggle senior indebtedness due 2013 (1)	93.2	93.2	—	—	—
8.875% senior notes due 2016	2.0	—	—	—	2.0
Other long-term debt	12.4	9.0	2.2	0.5	0.7
Interest on long-term debt obligations	932.5	158.1	293.8	265.5	215.1
Purchase commitments	174.3	165.0	9.3	—	—
Operating lease obligations	50.4	15.1	18.0	8.8	8.5
Pension and post retirement plans (2)	93.7	14.8	35.9	43.0	n/a

Totals (3)	$3,565.0	$457.2	$1,118.7	$317.8	$1,671.3

(1)	Includes unamortized original issue discount of $0.4 million at March 31, 2011. The PIK toggle senior indebtedness was fully extinguished in the first quarter of fiscal 2012.
(2)	Represents expected pension and post retirement contributions and benefit payments to be paid directly by the Company. Contributions and benefit payments beyond fiscal 2016 cannot be reasonably estimated.
(3)	Does not include payments related to unrecognized tax benefits of approximately $26.0 million as of March 31, 2011 due to the uncertainty of the timing of any such payment.

Our pension and postretirement benefit plans are discussed in detail in Note 15 of our audited consolidated financial statements included elsewhere in this prospectus. The pension plans cover most of our employees and provide for monthly pension payments to eligible employees upon retirement. Other postretirement benefits consist of retiree medical plans that cover a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations. See “Risk Factors—Risks Related to Our Business—Our required cash contributions to our pension plans may increase further and we could experience a material change in the funded status of our defined benefit pension plans and the amount recorded in our consolidated balance sheets related to those plans. Additionally, our pension costs could increase in future years.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk during the normal course of business from changes in foreign currency exchange rates and interest rates. The exposure to these risks is managed through a combination of normal operating and financing activities and derivative financial instruments in the form of foreign currency forward contracts and interest rate swaps to cover known foreign currency transactions and interest rate fluctuations.

Foreign Currency Exchange Rate Risk

Our exposure to foreign currency exchange rates relates primarily to our foreign operations. For our foreign operations, exchange rates impact the U.S. Dollar (“USD”) value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries. See “Risk Factors—Risks Related to Our Business—Our international operations are subject to uncertainties, which could adversely affect our operating results.”

Approximately 29% of our sales originate outside of the United States; we expect this percentage to increase due to the combined effect of the Autogard and VAG acquisitions partially offset by a recent non-core business divestiture to between 35% and 40%. As a result, fluctuations in the value of foreign currencies against the USD, particularly the Euro, may have a material impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into USD at the end of the fiscal period using the average exchange rates in effect during the period. Consequently, as the value of the USD changes relative to the currencies of our major markets, our reported results vary.

Fluctuations in currency exchange rates also impact the USD amount of our stockholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into USD at the exchange rates in effect at the end of the fiscal periods. As of October 1, 2011, stockholders’ equity decreased by $3.8 million from March 31, 2011 as a result of foreign currency translation adjustments. If the USD had strengthened by 10% as of October 1, 2011, the result would have decreased stockholders’ equity by approximately $28.2 million.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

At October 1, 2011, we had outstanding forward foreign currency contracts that exchange Canadian dollars (“CAD”) for USD. The forward contracts in place as of October 1, 2011 expire between October 2011 and March 2012 and have notional amounts ranging from $1.6 million USD ($1.5 million CAD) to $3.1 million USD ($3.0 million CAD) and contract rates of approximately $0.96USD:$1CAD. These foreign exchange forward contracts were not accounted for as effective cash flow hedges in accordance with ASC 815, Derivatives and Hedging (“ASC 815”) and as such were marked to market through earnings. We believe that a hypothetical 10% adverse change in the foreign currency exchange rates would have resulted in a $0.7 million decrease in the fair value of foreign exchange forward contacts as of October 1, 2011.

Interest Rate Risk

We utilize a combination of short-term and long-term debt to finance our operations and are exposed to interest rate risk on these debt obligations.

A substantial portion of our indebtedness, including indebtedness under the senior secured credit facilities, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of October 1, 2011, our outstanding borrowings under the senior secured term loan credit facility were $760.5 million. The term loan credit facility is apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $190.5 million term loan B2 facility. Borrowings under the term loan B1 facility accrue interest, at our option, at the following rates per annum: (i) 2.50% plus the LIBOR, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the B2 facility accrue interest, at our option, at the following rates per annum: (i) 2.25% plus the LIBOR or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted average interest rate on the outstanding term loans at October 1, 2011 was 3.64%. We have entered into three interest rate swaps, which became effective beginning October 20, 2009 and mature on July 20, 2012, to hedge the variability in future cash flows associated with our variable-rate term loans. The three swaps convert an aggregate of $370.0 million of our variable-rate term loans to fixed interest rates ranging from 2.08% to 2.39%, plus the applicable margin.

Our loss before income taxes would likely be affected by changes in market interest rates on the un-hedged portion of these variable-rate obligations. After considering the interest rate swaps, a 100 basis point increase in the October 1, 2011 interest rates would increase interest expense under the senior secured credit facilities by approximately $3.9 million on an annual basis.

BUSINESS

Our Company

Rexnord is a growth-oriented, multi-platform industrial company with what we believe are leading market shares and highly trusted brands that serve a diverse array of global end-markets. Our heritage of innovation and specification have allowed us to provide highly engineered, mission critical solutions to customers for decades and affords us the privilege of having long-term, valued relationships with market leaders. We operate our company in a disciplined way and the Rexnord Business System (“RBS”) is our operating philosophy. Grounded in the spirit of continuous improvement, RBS creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance throughout all aspects of our business.

Our strategy is to build the Company around multiple, global strategic platforms that participate in end-markets with sustainable growth characteristics where we are, or have the opportunity to become, the industry leader. We have a track record of acquiring and integrating companies and expect to continue to pursue strategic acquisitions within our existing platforms that will expand our geographic presence, broaden our product lines and allow us to move into adjacent markets. Over time, we anticipate adding additional strategic platforms to our Company. Currently, our business is comprised of two platforms, Process & Motion Control and Water Management.

We believe that we have one of the broadest portfolios of highly engineered, mission and project critical Process & Motion Control products in the industrial and aerospace end-markets. Our Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment. Our Water Management platform is a leader in the multi-billion dollar, specification-driven, commercial construction market for water management products. Through recent acquisitions, we have gained entry into the municipal water and wastewater treatment markets. Our Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, backflow prevention pressure release valves, PEX piping and engineered valves and gates for the water and wastewater treatment market.

Our products are generally “specified” or requested by end-users across both of our strategic platforms as a result of their reliable performance in demanding environments, our custom application engineering capabilities and our ability to provide global customer support. Typically, our Process & Motion Control products are initially incorporated into products sold by original equipment manufacturers (“OEMs”) or sold to end-users as critical components in large, complex systems where the cost of failure or downtime is high and thereafter replaced through industrial distributors as they are consumed or require replacement.

The demand for our Water Management products is primarily driven by new infrastructure, the retro-fit of existing structures to make them more energy and water efficient, commercial construction and, to a lesser extent, residential construction. We believe we have become a market leader in the industry by meeting the stringent third party regulatory, building and plumbing code requirements and subsequently achieving specification of our products into projects and applications.

We are led by an experienced, high-caliber management team that employs RBS as a proven operating philosophy to drive excellence and world-class performance in all aspects of our business by focusing on the “Voice of the Customer” process and ensuring superior customer satisfaction. Our global footprint encompasses 36 principal Process & Motion Control manufacturing, warehouse and repair facilities located around the world and 28 principal Water Management manufacturing and warehouse facilities which allow us to meet the needs of our increasingly global customer base as well as our distribution channel partners.

On July 21, 2006 (the “Merger Date”), affiliates of Apollo, George M. Sherman and certain members of management acquired RBS Global through the merger of Chase Merger Sub, Inc., an indirect, wholly-owned subsidiary of an Apollo affiliate, Rexnord Corporation, with and into RBS Global, and RBS Global became an indirect, wholly-owned subsidiary of Rexnord Corporation. Rexnord Corporation, formerly known as Rexnord Holdings, Inc., was incorporated in Delaware in 2006.

Our Strategic Platforms

Below is a summary of our net sales by segment and geographic region:

Net Sales by Geographic Region

(dollars in millions)

	Year Ended March 31, 2011
	United States	Europe	Rest of World	Total Net Sales
Process & Motion Control	$751.6	$225.8	$197.7	$1,175.1
% of net sales	64.0%	19.2%	16.8%	100.0%
Water Management	461.2	4.8	58.5	524.5
% of net sales	87.9%	0.9%	11.2%	100.0%

Consolidated	$1,212.8	$230.6	$256.2	$1,699.6

% of net sales	71.3%	13.6%	15.1%	100.0%

See more information regarding our segments and sales by geography within Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

Process & Motion Control

Our Process & Motion Control platform designs, manufactures, markets and services specified, highly-engineered mechanical components used within complex systems where our customers’ reliability requirements and cost of failure or downtime is high. The Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment and are marketed and sold globally under several brands, including Rexnord®, Rex®, Falk® and Link-Belt®. We sell our Process & Motion Control products into a diverse group of attractive end-markets, including mining, general industrial applications, cement and aggregates, agriculture, forest and wood products, petrochemical, energy, food and beverage, aerospace and wind energy.

We have established long-term relationships with OEMs and end-users serving a wide variety of industries. As a result of our long-term relationships with OEMs and end-users, we have created a significant installed base for our Process & Motion Control products, which are consumed or worn in use and have a relatively predictable replacement cycle. We believe this replacement dynamic drives recurring aftermarket demand for our products. We estimate that approximately 50% of our Process & Motion Control net sales are to distributors, who primarily serve the end-user/OEM aftermarket demand for our products.

Most of our products are critical components in large scale manufacturing processes, where the cost of component failure and resulting down time is high. We believe our reputation for superior quality, application expertise and ability to meet lead time expectations are highly valued by our customers, as demonstrated by their preference to replace their worn Rexnord products with new Rexnord products, or “like-for-like” product replacements. We believe this replacement dynamic for our products, combined with our significant installed base, enables us to achieve premium pricing, generates a source of recurring revenue and provides us with a competitive advantage. We believe the majority of our products are purchased by customers as part of their regular maintenance budget, and in many cases do not represent significant capital expenditures.

Water Management

Our Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. The Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, engineered valves and gates for the water and wastewater treatment market and PEX piping and are marketed and sold through widely recognized brand names, including Zurn®, Wilkins®, VAG®, GA®, Rodney Hunt® and Fontaine®.

Over the past century, the businesses that comprise our Water Management platform have established themselves as innovators and leading designers, manufacturers and distributors of highly engineered products and solutions that control the flow, delivery, treatment and conservation of water to the infrastructure construction, commercial construction and, to a lesser extent, the residential construction end-markets. Segments of the infrastructure end-market include: municipal water and wastewater, transportation, government, health care and education. Segments of the commercial construction end-market include: lodging, retail, dining, sports arenas, and warehouse/office. The demand for our Water Management products is primarily driven by new infrastructure, the retro-fit of existing structures to make them more energy and water efficient, commercial construction and, to a lesser extent, residential construction.

Our Water Management products are principally specification-driven and project-critical and typically represent a low percentage of the overall project cost. We believe these characteristics, coupled with our extensive distribution network, create a high level of end-user loyalty for our products and allow us to maintain leading market shares in the majority of our product lines. We believe we have become a market leader in the industry by meeting the stringent country specific regulatory, building and plumbing code requirements and subsequently achieving specification of our products into projects and applications. The majority of these stringent testing and regulatory approval processes are completed through the University of Southern California (“USC”), the International Association of Plumbing and Mechanical Codes (“IAPMO”), the National Sanitation Foundation (“NSF”), the Underwriters Laboratories (“UL”), Factory Mutual (“FM”), the American Waterworks Association (“AWWA”) prior to the commercialization of our products.

Our Water Management platform has an extensive network of approximately 1,100 independent sales representatives across approximately 210 sales agencies in North America who work with local engineers, contractors, builders and architects to specify our products for use in construction projects. Approximately 85% of our Water Management platform net sales come from products that are specified for use in projects by engineers, contractors, owners or architects. Specifically, it has been our experience that, once an architect, engineer, contractor or owner has specified our product with satisfactory results, that person will generally continue to use our products in future projects. The inclusion of our products with project specifications, combined with our ability to innovate, engineer and deliver products and systems that save time and money for engineers, contractors, builders and architects, has resulted in growing demand for our products. Our distribution model is predicated upon maintaining high product availability near our customers. We believe that this model provides us with a competitive advantage as we are able to meet our customer demand with local inventory at significantly reduced lead times as compared to others in our industry.

Our Markets

We evaluate our competitive position in our markets based on available market data, relevant benchmarks compared to our relative peer group and industry trends. We generally do not participate in segments of our served markets that are thought of as commodities or in applications that do not require differentiation based on product quality, reliability and innovation. In both of our platforms, we believe the end-markets we serve span a broad and diverse array of commercial and industrial end-markets with solid fundamental long-term growth characteristics.

Process & Motion Control Market

Within the overall Process & Motion Control market, we estimate that the addressable North American market for our current product offerings is approximately $5.0 billion in net sales per year. Globally, we estimate our addressable market to be approximately $12.0 billion in net sales per year. The market for Process & Motion

Control products is very fragmented with most participants having single or limited product lines and serving specific geographic markets. While there are numerous competitors with limited product offerings, there are only a few national and international competitors of a size comparable to us. While we compete with certain domestic and international competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us on all of our product lines. The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the Process & Motion Control market is closely tied to overall growth in industrial production which we believe has fundamental and significant long-term growth potential. In addition, we believe that Process & Motion Control manufacturers who innovate to meet the changes in customer demands and focus on higher growth end-markets can grow at rates faster than overall United States industrial production.

The Process & Motion Control market is also characterized by the need for sophisticated engineering experience, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are critical components in large scale manufacturing processes. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we believe should allow suppliers with broader product offerings such as ourselves, to capture additional market share.

Water Management Market

Within the overall Water Management market, we estimate that the addressable North American market for our current product offerings is approximately $2.3 billion in net sales per year. Globally, we estimate our addressable market to be approximately $5.3 billion in net sales per year. We believe the markets in which our Water Management platform participates are relatively fragmented with competitors across a broad range of industries and product lines. Although competition exists across all of our Water Management businesses, we do not believe that any one competitor directly competes with us across all of our product lines. We believe that we can continue to grow our platform at rates above the growth rate of the overall market and the growth rate of our competition, by focusing our efforts and resources towards end-markets that have above average growth characteristics.

We believe the areas of the Water Management industry in which we compete are tied to growth in infrastructure and commercial construction, which we believe have significant long-term growth fundamentals. Historically, the infrastructure and commercial construction industry has been more stable and less vulnerable to down-cycles than the residential construction industry. Compared to residential construction cycles, downturns in infrastructure and commercial construction have been shorter and less severe, and upturns have lasted longer and had higher peaks in terms of spending as well as units and square footage. In addition, we believe that water management manufacturers with innovative products, like ours, are able to grow at a faster pace than the broader infrastructure and commercial construction markets, as well as mitigate downturns in the cycle.

The Water Management industry’s specification-driven end-markets require manufacturers to work closely with engineers, contractors, builders and architects in local markets across the United States to design specific applications on a project-by-project basis. As a result, building and maintaining relationships with architects, engineers, contractors and builders, who specify products for use in construction projects, and having flexibility in design and product innovation are critical to compete effectively in the market. Companies with a strong network of such relationships have a competitive advantage. Specifically, it has been our experience that, once an engineer, contractor, builder or architect has specified our product with satisfactory results, that person often will continue to use our products in future projects.

Our Products

Process & Motion Control Products

Our Process & Motion Control products are generally critical components in the machinery or plant in which they operate, yet they typically account for a low percentage of an end-user’s total production cost. We believe, because the costs associated with Process & Motion Control product failure to the end-user can be substantial, end-users in most of the markets we serve focus on Process & Motion Control products with superior quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop and maintain a reputation for quality and reliability, as well as create and maintain an extensive distribution network, which we believe leads to a strong preference to replace “like-for-like” products driving recurring aftermarket revenues and market share gain.

Gears

We are a leading manufacturer of gear drives and large gear sets for the heavy duty industrial market. Gear drives and gear sets reduce the output speed and increase the torque from an electronic motor or engine to the level required to drive a particular piece of equipment. Our gear drives, service and gear sets are used in a number of heavy duty industries. These primary industries include the natural resource extraction, steel, pulp and paper, chemical, forest and wood industries. We manufacture a wide range of heavy duty, medium and light duty gear drives used for bulk material handling, mixing, pumping and general gearing applications. We also operate a gear service and repair business through our Product Service group (PragerTM and Renew®).

Couplings

Couplings are primarily used in high-speed, high-torque applications and are the interface between two shafts that permit power to be transmitted from one shaft to the other. Our couplings are sold to a variety of end-markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. Couplings are comprised of the grid, flexible disc, elastomeric and gear product lines and are sold under the Steelflex®, Thomas®, Omega®, Rex®, Viva®, Wrapflex®, Lifelign®, True Torque®, Addax® and Autogard® brand names.

Industrial Bearings

Industrial bearings are components that support, guide and reduce the friction of motion between fixed and moving machine parts. These products are primarily sold for use in the mining, aggregates, forest and wood products, construction equipment, and agricultural equipment industries. Industrial bearings are sold either mounted or unmounted. We primarily produce mounted bearings, which are offered in a variety of specialized housings to suit specific industrial applications, and generally command higher margins than unmounted bearings.

FlatTop™

Our FlatTop™ chain is a highly-engineered conveyor chain that provides a smooth continuous conveying surface that is critical to high-speed operations such as those used to transport cans and bottles in beverage-filling operations, and is primarily sold to the food and beverage, consumer products, warehousing and distribution, and parts processing industries.

Aerospace Bearings and Seals

We supply our aerospace bearings and seals to the commercial aircraft, military aircraft and regional jet end-markets for use in door systems, engine accessories, engine controls, engine mounts, flight control systems, gearboxes, landing gear and rotor pitch controls. The majority of our sales are to engine and airframe OEMs that specify our Process & Motion Control products for their aircraft platforms. Our aerospace bearings and seals products consist of rolling element airframe bearings sold under the Shafer® brand name, slotted-entry and split-ball sliding bearings sold under the PSI® brand name and aerospace seals that are sold under the Cartriseal® brand name, which are primarily sold for use in both aerospace and industrial applications.

Special Components

Our special components products are comprised of three primary product lines: electric motor brakes, miniature Process & Motion Control components and security devices for utility companies. These products are manufactured by our niche businesses: Stearns, W.M. Berg and Highfield. Stearns’ products are used in a diverse range of applications, including steel mills, oil field equipment, pulp processing equipment, large textile machines, rubber mills, metal forming machinery and dock and pier handling equipment. W.M. Berg sells its products to a variety of markets, including aerospace, semiconductor, medical equipment, robotics, instrumentation, office equipment and satellite communications. Highfield’s products are sold to a variety of markets, including electric, gas, water, telecommunications, utilities and plumbing and heating.

Conveying Equipment and Engineered Chain

Our conveying equipment and industrial chain products are used in various applications in numerous industries, including food and food processing, beverage and container, mining, construction and agricultural equipment, hydrocarbon processing and cement and aggregates processing. Our primary products include (i) conveying equipment, (ii) engineered steel chain, and (iii) roller chain. Our conveying equipment product group provides design, assembly, installation and after-the-sale services primarily to the mining, cement and aggregates industries. Its products include engineered elevators, conveyors and components for medium to heavy duty material handling applications. Our engineered steel chain products, which are sold under the Link-Belt® and Rexnord® brand names, are designed and manufactured to meet the demands of customers’ specific applications. These products are used in many applications including cement elevators, construction and mining equipment and conveyors, and they are supplied to the cement and aggregates, energy, food and beverage, and forest and wood products industries.

Water Management Products

Water Management products tend to be project-critical, highly-engineered and high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end-user loyalty. Demand for these products is influenced by regulatory, building and plumbing code requirements. Many Water Management products must meet the stringent country specific regulatory, building and plumbing code requirements prior to the commercialization of our products (for example, USC, IAPMO, NSF, UL, FM and AWWA). In addition, many of these products must meet detailed specifications set by water management engineers, contractors, builders and architects.

Specification Drainage

Specification drainage products are used to control storm water, process water and potable water in various commercial, industrial, civil and irrigation applications. This product line includes point drains (such as roof drains and floor drains), linear drainage systems, interceptors, hydrants, fixture carrier systems, chemical drainage systems and light commercial drainage products.

Water Control and Safety

Our water control and safety products are sold under the Wilkins® brand name and encompass a wide variety of valves, including backflow preventers, fire system valves, pressure reducing valves and thermostatic mixing valves. These products are designed to meet the stringent requirements of independent test labs, such as the Foundation for Cross Connection Control and Hydraulic Research at USC, the NSF, UL and FM, and are sold into the commercial and industrial construction applications as well as the fire protection, waterworks and irrigation end-markets.

Commercial Brass

Zurn’s commercial brass products include manual and sensor operated flush valves marketed under the Aquaflush®, AquaSense®, AquaVantage® and HydroVantageTM brand names and heavy duty commercial faucets marketed under the AquaSpec® brand name. Innovative water conserving fixtures are marketed under the EcoVantage® and Zurn One® brand names. These products are commonly used in office buildings, schools, hospitals, airports, sports facilities, convention centers, shopping malls, restaurants and industrial production buildings. The Zurn One Systems® integrate commercial brass and fixtures into complete, easily customizable plumbing systems, and thus provide a valuable time and cost-saving means of delivering commercial and institutional bathroom fixtures. The EcoVantage® fixture systems promote water-efficiency and low consumption of water that deliver savings for building owners in new construction and retro-fit bathroom fixture installations.

PEX

PEX is our product line manufactured out of cross-linked polyethylene into tubing and is well-suited for high temperature and pressure fluid distribution piping. Our PEX products include complete lines of pipe, fittings, valves and installation tools for both potable water and radiant heating systems. These systems are engineered to meet stringent NSF requirements.

Water and Wastewater

Our water and wastewater products are sold under the VAG®, GA®, Rodney Hunt® and Fontaine® brand names and are used to control the flow of water and wastewater throughout the water cycle from raw water through collection, distribution and wastewater treatment. These products are highly specified, designed and manufactured. Products include automatic control valves, check valves, air valves, butterfly valves, water control gates, hydrants, actuation systems, and other specialized products for municipal, industrial, and hydropower applications. Our comprehensive product lines are primarily sold into the growing and less-cyclical water supply and treatment markets worldwide.

Acquisitions and Other Transactions

We have grown significantly in recent years by means of acquisitions. Information regarding some of our recent or pending acquisitions and recent dispositions follows.

The VAG Acquisition

On October 10, 2011, we completed our acquisition of 100% of the outstanding stock of VAG Holding GmbH (“VAG”) for an aggregate purchase price of approximately €175 million, net of cash acquired and excluding transaction costs. The purchase price included a cash payment to the selling shareholders at closing plus the assumption or extinguishment of certain indebtedness outstanding as of the closing date. The transaction was funded through our available liquidity ($89.8 million through the revolving credit facility, $75.0 million through the accounts receivable securitization program, and the remaining amount through available cash balances).

VAG is a global leader in engineered valve solutions across a broad range of applications, including water distribution, wastewater treatment, dams and hydropower generation, as well as various other industrial applications. This acquisition is complementary to our existing Water Management platform and allows us to further expand into key markets outside of North America.

VAG employs approximately 1,200 associates world-wide and reported net sales of approximately €140 million for the twelve months ended September 30, 2011. Headquartered in Mannheim, Germany, VAG operates three other principal manufacturing operations in Hodonin, Czech Republic, Secunderabad, India and Taicang, China, as well as sales offices in eighteen countries to service its global customer base.

The Autogard Acquisition

On April 2, 2011, we acquired Autogard Holdings Limited and affiliates (“Autogard”) for a total cash purchase price of $18.2 million, net of cash acquired (subject to potential adjustment described below). Autogard is a European-based manufacturer of torque limiters and couplings. The acquisition further expands our global Process & Motion Control platform. Autogard’s premium brand of torque limiter products complements our leading power transmission product offering and will allow us to provide increased support to its global customer base. The preliminary purchase price is subject to final working capital and valuation adjustments that are expected to be completed in fiscal 2012. The results of operations of Autogard will be included in our results of operations from April 2, 2011.

The Mecánica Falk Acquisition

On August 31, 2010, we acquired full control of Mecánica Falk, a joint venture in which we previously maintained a 49% non-controlling interest for a $6.1 million seller-financed note. Located in Mexico City, Mexico, Mecánica Falk primarily serves as a distributor of our existing Process & Motion Control product lines in Latin America. The acquisition of the remaining 51% interest in Mecánica Falk provides us with the opportunity to expand our international presence through a more direct ownership structure. The results of operations of Mecánica Falk have been wholly consolidated from August 31, 2010.

The Fontaine Acquisition

On February 27, 2009, we acquired the stock of Fontaine for a total purchase price of $24.2 million, net of $0.6 million of cash acquired. This acquisition further expanded our water management platform. Fontaine manufactures stainless steel slide gates and other engineered flow control products for the municipal water and wastewater markets. Fontaine is included in our results of operations from February 28, 2009.

The GA Acquisition

On January 31, 2008, we utilized existing cash balances to purchase GA for $73.7 million, net of $3.2 million of cash acquired. This acquisition expanded our Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments. GA is comprised of GA Industries and Rodney Hunt. GA Industries is a manufacturer of automatic control valves, check valves and air valves. Rodney Hunt, its wholly owned subsidiary at the time of closing, is a leader in the design and manufacturer of sluice/slide gates, butterfly valves, cone valves and actuation systems. GA is included in our results of operations from February 1, 2008.

The Zurn Acquisition

On February 7, 2007, we acquired Zurn from an affiliate of Apollo for a cash purchase price of $942.5 million, including transaction costs. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $669.3 million. This acquisition created a new strategic water management platform for the Company. Zurn is a leader in the multi-billion dollar commercial construction and replacement market for plumbing fixtures and fittings. It designs and manufactures plumbing products used in commercial and industrial construction, renovation and facilities maintenance markets in North America, and holds a leading market position across most of its businesses. Zurn is included in our results of operations from February 8, 2007.

The Apollo Transaction

On July 21, 2006, certain affiliates of Apollo and certain members of management purchased RBS Global from The Carlyle Group for approximately $1.825 billion, excluding transaction fees, through the merger of Chase Merger Sub, Inc., an entity formed and controlled by Apollo, with and into RBS Global. The Apollo acquisition was financed with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, (iii) $645.7 million of borrowings under new senior secured credit facilities

(consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility) and (iv) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by management participants). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) purchase the Company from its then existing stockholders for $1,018.4 million, including transaction costs; (ii) repay all outstanding borrowings under our previously existing credit agreement as of the Merger Date, including accrued interest; (iii) repurchase substantially all $225.0 million of our 10.125% senior subordinated notes outstanding as of the Merger Date pursuant to a tender offer, including accrued interest and tender premium; and (iv) pay certain seller-related transaction costs.

The Dalong Chain Company Acquisition

On July 11, 2006, we acquired Dalong Chain Company (“Dalong”) located in China for a total cash purchase price of $5.9 million, net of $0.4 million of cash acquired, plus the assumption of certain liabilities. Dalong is included in our results of operations from July 12, 2006.

The Falk Acquisition

On May 16, 2005, we acquired the Falk Corporation (“Falk”) from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings and is a recognized leader in the gear and coupling markets. The Falk acquisition significantly enhanced our position as a leading manufacturer of highly engineered Process & Motion Control products. By combining our leadership positions in FlatTop™ chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition resulted in a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the Process & Motion Control industry. Falk is included in our results of operations for all periods presented herein.

Divestiture

In addition to making acquisitions, we from time to time review our operations to determine whether it would be in our interest to dispose of non-core business units, and make strategic dispositions if and when appropriate. For example, on July 19, 2011, we sold substantially all of the net assets of a non-material, underperforming business within our Process & Motion Control segment based in Germany for a total sale price of $4.5 million ($3.4 million received to date and $1.1 million to be received in future periods). We recorded a pre-tax loss on divestiture of approximately $6.9 million during the second quarter of fiscal 2012, which is subject to a final working capital settlement.

Customers

Process & Motion Control Customers

Our Process & Motion Control components are either incorporated into products sold by OEMs or sold to end-users through industrial distributors as aftermarket products. While approximately 50% of our Process & Motion Control net sales are aftermarket, OEMs and end-users ultimately drive the demand for our Process & Motion Control products. With more than 2,600 distributor locations worldwide, we have one of the most extensive distribution networks in the industry. The largest of our Process & Motion Control industrial distributors, which is also our largest customer, accounted for approximately 7.7%, 7.1%, and 8.0% of consolidated net sales during the years ended March 31, 2009, 2010, and 2011, respectively.

Rather than serving as passive conduits for delivery of product, our industrial distributors participate in the overall competitive dynamic in the Process & Motion Control industry. Industrial distributors play a role in determining which of our Process & Motion Control products are stocked at their distributor centers and branch locations and, consequently, are most readily accessible to aftermarket buyers, and the price at which these products are sold.

We market our Process & Motion Control products both to OEMs and directly to end-users to create preference of our products through end-user specification. We believe this customer preference is important in differentiating our Process & Motion Control products from our competitors’ products, and preserves our ability to create channel partnerships where distributors will recommend Rexnord products to OEMs and end-users. In some instances, we have established a relationship with the end-user such that we, the end-user, and the end- user’s preferred distributor enter into a trilateral agreement whereby the distributor will purchase our Process & Motion Control products and stock them for the end-user. We believe our extensive product portfolio positions us to benefit from the trend towards rationalizing suppliers by industrial distributors.

Water Management Customers

The majority of our Water Management products are branded under the Zurn tradename and distributed through independent sales representatives, plumbing wholesalers and industry-specific distributors in the food service, industrial, janitorial and sanitation industries.

Our independent sales representatives work with wholesalers to assess and meet the needs of building contractors. They also combine knowledge of Zurn’s products, installation and delivery with knowledge of the local markets to provide contractors with value added service. We use several hundred independent sales representatives nationwide, along with a network of approximately 90 third-party warehouses, to provide our customers with same-day service and quick response times.

Water and wastewater end-users primarily consist of municipalities. These municipalities, as well as their general contractors, are the principal decision-makers. VAG, GA, Rodney Hunt and Fontaine benefit from strong brand recognition in the industry, which is further bolstered by a strong customer propensity to replace “like-for-like” products.

In addition to our domestic Water Management manufacturing facilities, we have maintained a global network of independent sources that manufacture high quality, lower cost component parts for our commercial and institutional products. These sources fabricate parts to our specifications using our proprietary designs, which enables us to focus on product engineering, assembly, testing and quality control. By closely monitoring these sources and through extensive product testing, we are able to maintain product quality and be a cost competitive producer of commercial and institutional products.

Product Development

The majority of our new product development begins with our extensive “Voice of the Customer” process. We have a team of approximately 350 engineers and technical employees who are organized by product line. Each of our product lines has technical staff responsible for product development and application support. The Rexnord Innovation Center provides additional support through enhanced capabilities and specialty expertise that can be utilized for product innovation and new product development. The Rexnord Innovation Center is a certified lab comprised of approximately 25 specialists that offers testing capability and support during the development process to all of our product lines. Our existing pipeline and continued investment in new product development are expected to drive revenue growth as we address key customer needs.

In both of our Process & Motion Control and Water Management platforms, we have demonstrated a commitment to developing technologically advanced products within the industries we serve. In the Process & Motion Control platform, we had approximately 200 and approximately 800 active United States and foreign patents, respectively, as of March 31, 2011. In addition, we thoroughly test our Process & Motion Control products to ensure their quality, understand their wear characteristics and improve their performance. These practices have enabled us, together with our customers, to develop reliable and functional Process & Motion

Control solutions. In our Water Management platform, we had approximately 60 and approximately 30 active United States and foreign patents, respectively, as of March 31, 2011. Product innovation is crucial in the commercial and institutional plumbing products markets because new products must continually be developed to meet specifications and regulatory demands. Zurn’s plumbing products are known in the industry for such innovation. During fiscal 2011 our total investment in research, development and engineering was $33.7 million.

Our Competitive Strengths

Key characteristics of our business that we believe provide us with a competitive advantage and position us for future growth include the following:

The Rexnord Business System. We operate our company in a disciplined way. The Rexnord Business System is our operating philosophy and it creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance. RBS is based on the following principles: (1) strategy deployment—a long-term strategic planning process that determines annual improvement priorities and the actions necessary to achieve those priorities; (2) measuring our performance based on customer satisfaction, or the “Voice of the Customer;” (3) involvement of all our associates in the execution of our strategy; and (4) a culture that embraces Kaizen, the Japanese philosophy of continuous improvement. We believe applying RBS can yield superior growth, quality, delivery and cost positions relative to our competition, resulting in enhanced profitability and ultimately the creation of stockholder value. As we have applied RBS over the past several years, we have experienced significant improvements in growth, productivity, cost reduction and asset efficiency and believe there are substantial opportunities to continue to improve our performance as we continue to apply RBS.

Experienced, High-Caliber Management Team. Our management team is led by Todd Adams, President and Chief Executive Officer. George Sherman, our Non-Executive Chairman of the Board and, from 1990 to 2001, the CEO of the Danaher Corporation, collaborates with the management team to establish the strategic direction of the Company. Other members of the management team include Mark Peterson, Senior Vice President and Chief Financial Officer, and Praveen Jeyarajah, Executive Vice President—Corporate and Business Development. We believe the overall talent level within our organization is a competitive strength, and we have added a number of experienced key managers across our platforms over the past several years. Mr. Sherman and the management team currently maintain a significant equity investment in the Company. As of November 22, 2011, their ownership interest represented approximately 20% of our common stock on a fully diluted basis.

Strong Financial Performance and Free Cash Flow. Since implementing RBS, we have established a solid track-record of delivering strong financial performance measured in terms of net sales growth, margin expansion and free cash flow conversion (cash flow from operations less capital expenditures compared to net income). Since fiscal 2004, net sales have grown at a compound annual growth rate of 13% inclusive of acquisitions, and Adjusted EBITDA margins (Adjusted EBITDA divided by net sales) have expanded to 19.8%. Additionally, we have consistently delivered strong free cash flow over the past several years by improving working capital performance and maintaining capital expenditures at reasonable levels. By continually focusing on improving our overall operating performance and free cash flow conversion, we believe we can create long-term stockholder value by using our cash flows to manage our leverage, as well as to drive growth through acquisitions over time.

Leading Market Positions in Diversified End-Markets. Our high-margin performance is driven by our industry leading positions in the diversified end-markets in which we compete. We estimate that greater than 85% of our net sales are derived from products in which we have leading market share positions. We believe we have achieved leadership positions in these markets through our focus on customer satisfaction, extensive offering of quality products, ability to service our customers globally, positive brand perception, highly engineered product lines, extensive specification efforts and market/application experience. We serve a diverse set of end-markets with our largest single end-market, mining, accounting for 13% of consolidated net sales in fiscal 2011.

Broad Portfolio of Highly Engineered, Specification-Driven Products. We believe we offer one of the broadest portfolios of highly engineered, specification-driven, project-critical products in the end-markets we serve. Our array of product applications, knowledge and expertise applied across our extensive portfolio of products allows us to work closely with our customers to design and develop solutions tailored to their individual specifications. Within our Water Management platform, our representatives work directly with engineers, contractors, builders and architects to specify our Water Management products early in the design phase of a project. We have found that once these customers have specified a company’s product with satisfactory results, they will generally use that company’s products in future projects. Furthermore, we believe our strong application engineering and new product development capabilities have contributed to our reputation as an innovator in each of our end-markets.

Large Installed Base, Extensive Distribution Network and Strong Aftermarket Revenues. Over the past century we have established relationships with OEMs and end-users across a diverse group of end-markets, creating a significant installed base for our Process & Motion Control products. This installed base generates significant aftermarket sales for us, as our products are consumed in use and must be replaced in relatively predictable cycles. In order to provide our customers with superior service, we have cultivated relationships with over 2,600 distributor locations serving our customers globally. Additionally, our Water Management platform has 28 principal manufacturing and warehouse facilities and uses approximately 90 third-party distribution facilities at which it maintains inventory. This broad distribution network provides us with a competitive advantage and drives demand for our Water Management products by allowing quick delivery of project-critical products to our customers facing short lead times. We believe this extensive distribution network also provides us with an opportunity to capitalize on the expanding renovation and repair market as building owners begin to upgrade existing commercial and institutional bathroom fixtures with high efficiency systems.

Significant Experience Identifying and Integrating Strategic Acquisitions. Since 2005, we have completed strategic acquisitions that have significantly expanded our Process & Motion Control platform and, through the $943 million acquisition of Zurn, established our Water Management platform. We have successfully completed and integrated several acquisitions in recent years totaling more than $1.5 billion of total transaction value. These strategic acquisitions have allowed us to establish and expand a new platform, widen our geographic presence, broaden our product lines and, in other instances, move into adjacent markets. We believe these acquisitions have created stockholder value through the implementation of RBS operating principles, which has resulted in identifying and achieving cost synergies, as well as driving growth and operational and working capital improvements.

Our Business Strategy

We strive to create stockholder value by seeking to deliver sales growth, profitability and asset efficiency, which we believe will result in superior financial performance and free cash flow generation when compared to other leading multi-platform industrial companies by focusing on the following key strategies:

Drive Profitable Growth. Our key growth strategies are:

•

Accelerate Growth in Key Vertical End-Markets—We believe that we have an opportunity to accelerate our overall net sales growth over the next several years by deploying resources to leverage our highly engineered product portfolio, industry expertise, application knowledge and unique manufacturing capabilities into certain key vertical end-markets that we expect to have above market growth rate potential. We believe those end-markets include, but are not limited to, mining, energy, aerospace, cement and aggregates, food and beverage, water infrastructure and the renovation and repair of existing commercial buildings and infrastructure.

•

Product Innovation and Resourcing “Break-throughs”—We intend to continue to invest in strong application engineering and new product development capabilities and processes. Our disciplined focus on innovation begins with our extensive “Voice of the Customer” process and follows a systematic process, ensuring that the commercialization and profitability of new products meet our expectations. Additionally, we will continue resourcing “break-throughs,” which we define as potential products or other growth opportunities that have an annual net sales potential of $20 million or more over 3 to 5 years. We believe growing demands for more energy and water conservation products will also provide opportunities for us to grow through innovation in both platforms.

•

Drive Specification for Our Products—We intend to increase our installed base and grow aftermarket revenues by continuing to partner with OEMs to specify our Process & Motion Control products on original equipment applications. Within our Water Management platform, we intend to leverage our sales and distribution network and to increase specification for our products by working directly with our customers to drive specification for our products in the early design stages of a project.

•

Expand Internationally—We believe there is substantial growth potential outside the United States for many of our existing products by expanding distribution, further penetrating key vertical end-markets that are growing faster outside the United States and selectively pursuing acquisitions that will provide us with additional international exposure.

•

Pursue Strategic Acquisitions—We believe the fragmented nature of our Process & Motion Control and Water Management markets will allow us to continue to identify attractive acquisition candidates in the future that have the potential to complement our existing platforms by either broadening our product offerings, expanding our geographic presence or addressing an adjacent market opportunity.

Platform Focused Strategies. We intend to build our business around leadership positions in platforms that participate in multi-billion dollar, global, growing end-markets. Within our two existing platforms, we expect to continue to leverage our overall market presence and competitive position to provide further growth and diversification and increase our market share.

The Rexnord Business System. We operate our company in a disciplined way through the Rexnord Business System. RBS is our operating philosophy and it creates a scalable, process-based framework that focuses on driving superior customer satisfaction and financial results by targeting world-class operating performance. We believe applying RBS can yield superior growth, quality, delivery and cost positions relative to our competition, resulting in enhanced profitability and ultimately the creation of stockholder value.

Suppliers and Raw Materials

The principal materials used in our Process & Motion Control and Water Management manufacturing processes are commodities and components available from numerous sources. The key materials used in our Process & Motion Control manufacturing processes include: sheet, plate and bar steel, castings, forgings, high-performance engineered plastic and a variety of components. Within our Water Management platform, we purchase a broad range of materials and components throughout the world in connection with our manufacturing activities that include: bar steel, brass, castings, copper, zinc, forgings, plate steel, high-performance engineered plastic and resin. Our global sourcing strategy is to maintain alternate sources of supply for our important materials and components wherever possible within both our Process & Motion Control and Water Management platforms. Historically, we have been able to successfully source materials, and consequently are not dependent on a single source for any significant raw material or component. As a result, we believe there is a readily available supply of materials in sufficient quantity from a variety of sources to serve both our short-term and long-term requirements. Additionally, we have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity supplies. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain commodity purchases. Although currently we are not a party to any unconditional purchase obligations, including take-or-pay contracts or through-put contracts, these contracts generally have had one to five-year terms and have contained competitive and benchmarking clauses to ensure competitive pricing.

Backlog

Our backlog of unshipped orders was $379.4 million and $423.1 million at March 31, 2011 and October 1, 2011, respectively, which includes the impact of our divestiture. Approximately 26% of our backlog at October 1, 2011 is currently scheduled to ship beyond fiscal 2012. See Risk Factor titled “We could be adversely affected if any of our significant customers default in their obligations to us” for more information on the risks associated with backlog.

Geographic Areas

For historical financial information about geographic areas, see Note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

Seasonality

We do not experience significant seasonality of demand for our Process & Motion Control products, although sales generally are slightly higher during our fourth fiscal quarter as our customers spend against recently approved capital budgets and perform maintenance and repairs in advance of spring and summer activity. Our Process & Motion Control end-markets also do not experience significant seasonality of demand.

Demand for our Water Management products is primarily driven by commercial construction activity, remodeling and retro-fit opportunities, and to a lesser extent, new home starts as well as water and wastewater infrastructure expansion for municipal, industrial and hydropower applications. Accordingly, weather has an impact on the cyclicality of certain end-markets. With the exception of our remodeling and retro-fit opportunities, weather is an important variable as it significantly impacts construction. Spring and summer months in the United States and Europe represent the main construction season for increased construction in the commercial and institutional markets, as well as new housing starts. As a result, sales generally decrease slightly in the third and fourth fiscal quarters as compared to the first two quarters of the fiscal year. The autumn and winter months generally impede construction and installation activity.

Our business also depends upon general economic conditions and other market factors beyond our control, and we serve customers in cyclical industries. As a result, our operating results could be negatively affected during economic downturns. See further information within Risk Factors—“Our business depends upon general economic conditions and other market factors beyond our control, and we serve customers in cyclical industries. As a result, our operating results could further be negatively affected during any continued or future economic downturns.”

Employees

As of October 29, 2011, we had approximately 7,400 employees, of whom approximately 4,300 were employed in the United States. Approximately 535 of our United States employees are represented by labor unions. The five United States collective bargaining agreements to which we are a party will expire between February 2012 and September 2016. Additionally, approximately 1,700 of our employees reside in Europe, where trade union membership is common. We believe we have a strong relationship with our employees, including those represented by labor unions.

Environmental Matters

Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety and natural resources, including those governing, among other things, emissions to air, discharges to water, the use, generation, handling, storage, treatment and disposal of hazardous substances and wastes and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these requirements. The operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations or to obtain and comply with the permits required for our operations, could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the capital or operating costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on PRPs for third-party sites to which such PRPs may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting or are otherwise involved in investigations and/or cleanup of known or potential contamination at certain of our current or former facilities, and have been named as a PRP at certain third party Superfund sites. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion regarding our Downers Grove, Illinois facility and the Ellsworth Industrial Park Site. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require us to make significant expenditures in excess of current reserves and/or available indemnification. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not applicable to operating facilities. We also may face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or ground water at our current or former facilities.

Legal Proceedings

Our subsidiaries are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. We established reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

In connection with the Carlyle Acquisition in November 2002, Invensys plc has provided us with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. We believe that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity notice period for certain pre-closing environmental liabilities, other than those set forth below relating to the Ellsworth Industrial Park Site, expired in November 2009, and the indemnity notice period for certain pre-closing environmental liabilities relating to the Ellsworth Industrial Park Site expires in November 2012. The indemnity obligations relating to the matters described below are subject, together with indemnity obligations relating to other matters, to an overall dollar cap equal to the adjusted purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, Rexnord Industries, LLC (“Rexnord Industries”) was named as a potentially responsible party (“PRP”), together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency (“USEPA”), and the Illinois Environmental Protection Agency (“IEPA”). Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site and reimbursement of USEPA’s past costs. Rexnord Industries’ allocated share of past and future costs related to the Site, including for investigation and/or remediation, could be significant. All previously pending property damage and personal injury lawsuits against us related to the Site have been settled or dismissed. Pursuant to its indemnity obligation, Invensys continues to defend us in matters related to the Site and has paid 100% of the costs to date.

•

Multiple lawsuits (with approximately 1,000 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by our Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, our Prager subsidiary is a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. Additionally, there are approximately 4,000 individuals who have filed asbestos related claims against Prager; however, these claims are currently on the Texas Multi-district Litigation inactive docket. The ultimate outcome of these asbestos matters cannot presently be determined. To date, our insurance providers have paid 100% of the costs related to the Prager asbestos matters. We believe that the combination of its insurance coverage and the Invensys indemnity obligations will cover any future costs of these matters.

In connection with the Falk Corporation (“Falk”) acquisition, Hamilton Sundstrand has provided us with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities and certain products-related asbestos exposure liabilities. We believe that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. Certain pre-closing environmental matters are subject to an indemnity notice period that expires in May 2012.

The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

Falk, through its successor entity, is a defendant in approximately 200 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 600 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending us in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation. As of October 1, 2011, Zurn and an average of approximately 80 other unrelated companies were defendants in approximately 7,000 asbestos related lawsuits representing approximately 27,000 claims. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers. As of October 1, 2011, we estimate the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years to be approximately $65.0 million of which Zurn expects to pay approximately $53.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives.

As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

Management estimates that its available insurance to cover its potential asbestos liability as of October 1, 2011, is approximately $259.0 million, and believes that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of our insurance carriers, certain coverage gaps will exist if and after our other carriers have paid the first $183.0 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, management estimates that it would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $259.0 million of coverage, management estimates that it would need to satisfy an additional $80.0 million of asbestos claims. If required to pay any such amounts, we could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of such recoveries, if any.

As of October 1, 2011, we recorded a receivable from our insurance carriers of $65.0 million, which corresponds to the amount of its potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $259.0 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $259.0 million. Factors that could cause a decrease in the amount of available coverage include: changes in law governing the policies, potential disputes with the carriers regarding the scope of coverage, and insolvencies of one or more of our carriers.

Our subsidiaries, Zurn PEX, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in fifteen lawsuits, brought between July 2007 and July 2011, in various United States courts (MN, ND, CO, NC, MT, AL, VA, LA, NM, MI and HI). The plaintiffs in these suits represent (in the case of the proceedings in Minnesota), or seek to represent, a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages). All but the Hawaii suits, which remain in Hawaii state court, have been transferred to a multi-district litigation docket in the District of Minnesota for coordinated pretrial proceedings. The court in the Minnesota proceedings certified certain classes of plaintiffs in Minnesota for negligence and negligent failure to warn claims and for breach of warranty claims. On July 6, 2011, the U.S. Court of Appeals for the 8th Circuit affirmed the class certification order of the Minnesota court. Class certification has not been granted in the other state court actions. Our insurance carriers currently are funding our defense in these proceedings; however, they have filed suit for a declaratory judgment in Florida state court challenging their coverage obligations with respect to certain classes of claims. The Florida suit currently is stayed, pending resolution of the underlying claims. Although we continue to vigorously defend ourselves in the various court proceedings and continue to vigorously pursue insurance coverage, the uncertainties of litigation, and insurance coverage and collection, as well as the actual number or value of claims, may subject us to substantial liability that could have a material adverse effect on us.

Properties

Within Process & Motion Control, as of the date hereof, we have 36 principal manufacturing, warehouse and repair facilities, 24 of which are located in North America, five in Europe, one in Australia, two in South America and four in Asia. All of our facilities listed below are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

We own and lease our Process & Motion Control facilities throughout the United States and in several foreign countries. Listed below are the locations of our principal Process & Motion Control manufacturing, warehouse and repair facilities:

Facility Location	Product/Use	Size (square feet)	Owned/Leased

North America
Auburn, AL	Coupling	133,000	Leased
Bridgeport, CT	Special Components	31,000	Owned
Clinton, TN	Industrial Bearings	180,000	Owned
Cudahy, WI	Special Components	100,000	Leased
Downers Grove, IL (2 facilities)	Aerospace	248,000	Owned
Grafton, WI	Flattop	95,000	Owned
Grove City, OH	Warehouse	73,000	Leased
Indianapolis, IN	Industrial Bearings	527,000	Owned
Lincoln, NE	Coupling	34,000	Leased
Mexico City, Mexico	Warehouse and Gear	36,000	Leased
Milwaukee, WI	Gear	1,100,000	Owned
New Berlin, WI	Gear Repair	47,000	Leased
New Berlin, WI	Coupling	54,000	Owned
New Orleans, LA	Gear Repair	54,000	Owned
Rockford, IL	Coupling	22,500	Leased
Salt Lake City, UT	Warehouse	29,000	Leased
Simi Valley, CA (2 facilities)	Aerospace	55,000	Leased
Stuarts Draft, VA	Gear	97,000	Owned
Toronto, Canada	Gear Repair	30,000	Leased
Toronto, Canada	Warehouse	33,000	Leased
West Milwaukee, WI	Industrial Chain	370,000	Owned
Wheeling, IL	Aerospace	83,000	Owned

Europe
Betzdorf, Germany	Industrial Chain	179,000	Owned
Corregio, Italy	Flattop	79,000	Owned
Dortmund, Germany	Coupling	36,000	Owned
Gloucestershire, England	Coupling	20,500	Leased
Gravenzande, Netherlands	Flattop	117,000	Leased

South America
Sao Leopoldo, Brazil	Industrial Chain	77,000	Owned
Santiago, Chile	Gear Repair	15,000	Leased

Australia
Newcastle, Australia	Gear	65,000	Owned

Asia
Changzhou, China	Gear and Coupling	206,000	Owned
Shanghai, China	Gear and Coupling	47,000	Leased
Shanghai, China	Industrial Chain and Flattop	134,000	Leased
Thane, India	Coupling	16,500	Leased

Within Water Management, as of the date hereof, we have 28 principal manufacturing and warehouse facilities, 23 of which are located in North America, two in Europe and three in Asia, as set forth below:

Facility Location	Product/Use	Size (square feet)	Owned/Leased

North America
Abilene, Texas	Commercial Brass	177,000	Owned
Commerce, Texas	PEX	175,000	Owned
Cranberry TWP., Pennsylvania	Water and Wastewater	37,000	Owned
Dallas, Texas	Warehouse	52,000	Leased
Elkhart, Indiana	PEX	110,000	Owned
Erie, Pennsylvania	Specification Drainage	210,000	Leased
Erie, Pennsylvania	Specification Drainage	100,000	Owned
Falconer, New York	Specification Drainage/Commercial Brass	151,500	Leased
Fresno, California	Warehouse	52,000	Leased
Harborcreek, Pennsylvania	Specification Drainage/PEX	15,000	Leased
Hayward, California	Warehouse	23,500	Leased
Levittown, Pennsylvania	Warehouse	40,000	Leased
Magog, Quebec*	Water and Wastewater	58,000	Owned
Mars, Pennsylvania	Water and Wastewater	63,000	Owned
Mississauga, Ontario	Manufacturing/Warehouse	28,000	Leased
Mississauga, Ontario	Warehouse	25,000	Leased
Norcross, Georgia	Warehouse	96,000	Leased
Northwood, Ohio	Warehouse	18,000	Leased
Ontario, California	Warehouse	115,000	Leased
Orange, Massachusetts	Water and Wastewater	250,000	Owned
Paso Robles, California	Water Control	158,000	Owned
Sacramento, California	Warehouse	16,000	Leased
Sanford, North Carolina	Commercial Brass	78,000	Owned

Europe
Hodonin, Czech Republic	Water and Wastewater	350,000	Owned
Mannheim, Germany	Water and Wastewater	97,000	Leased

Asia
Secunderabad, India	Water and Wastewater	31,000	Owned
Taicang, China (2 facilities)	Water and Wastewater	225,000	Owned

*	We intend to transition certain manufacturing capabilities from this facility to elsewhere in our existing Water Management footprint.

In addition, we lease various sales offices, an engineering and sourcing center in Zhuhai, China and approximately 14,000 square feet of office space that had previously been the Jacuzzi Brands, Inc. corporate headquarters in West Palm Beach, Florida.

We believe our Process & Motion Control and Water Management properties are sufficient for our current and future anticipated needs.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
George M. Sherman	70	Chairman of the Board and Director
Todd A. Adams	40	President, Chief Executive Officer and Director
Mark W. Peterson	40	Senior Vice President and Chief Financial Officer
Praveen R. Jeyarajah	44	Executive Vice President-Corporate & Business Development and Director
Laurence M. Berg	45	Director
Peter P. Copses	53	Director
Damian J. Giangiacomo	35	Director
Steven Martinez	42	Director
John S. Stroup	45	Director

The following is information about the experience and attributes of the members of our board of directors as of the date of this prospectus. Together, the experience and attributes discussed below, along with the provisions of the stockholders agreements and the management consulting agreement with Cypress discussed in “Certain Relationships and Related Party Transactions,” provide the reasons that these individuals were selected for board membership, as well as why they continue to serve on the board.

Board of Directors

George M. Sherman has been our Non-Executive Chairman and a director since 2002. Mr. Sherman is a principal of Cypress Group LLC. Mr. Sherman also currently serves as the non-executive Chairman of Jacuzzi Brands Corp. and has served as the Chairman of Campbell Soup Company from 2001 to 2004. Prior to his service with Campbell Soup, Mr. Sherman was the Chief Executive Officer at Danaher Corporation, a manufacturer of process/environmental controls and tools and components, from 1990 to 2001. Prior to joining Danaher, he was Executive Vice President at Black & Decker Corporation. Mr. Sherman serves on our board of directors because he has significant experience and expertise in the manufacturing industry (including as chief executive officer), mergers and acquisitions and strategy development and continues to serve because of his in-depth knowledge of Rexnord and our business.

Todd A. Adams became our President and Chief Executive Officer in September 2009 and became a director in October 2009. Mr. Adams joined us in 2004 as Vice President, Treasurer and Controller; he has also served as Senior Vice President and Chief Financial Officer from April 2008 to September 2009 and as President of the Water Management platform in 2009. Prior to joining us, Mr. Adams held various positions at The Boeing Company, APW Ltd. and Applied Power Inc. (currently Actuant Corporation). Mr. Adams serves on our board of directors because he has significant experience in the manufacturing industry and an in-depth knowledge of Rexnord and our business and because he is our Chief Executive Officer.

Praveen R. Jeyarajah became our Executive Vice President—Corporate & Business Development in April 2010. Mr. Jeyarajah first became a director in connection with the Carlyle Acquisition in 2002 and served in that capacity until the Apollo acquisition in July 2006. Mr. Jeyarajah again became a director in October 2006. Prior to becoming our Executive Vice President—Corporate & Business Development, Mr. Jeyarajah was a Managing Director at Cypress Group, LLC from 2006 to 2010 and a Director of Jacuzzi Brands Corp. until 2010. Mr. Jeyarajah was also a Managing Director of Carlyle from 2000 to 2006. Prior to joining Carlyle, Mr. Jeyarajah was with Saratoga Partners from 1996 to 2000 and, prior to that, he worked at Dillon, Read & Co., Inc. Mr. Jeyarajah serves on our board of directors because he has significant investment expertise and experience with mergers and acquisitions, including leveraged buyouts, and he continues to serve because of his in-depth knowledge of Rexnord and our business.

Laurence M. Berg became a director in July 2006 upon consummation of the Apollo acquisition. Mr. Berg is a Senior Partner of Apollo Management, L.P., where he has worked since 1992. Prior to joining Apollo, Mr. Berg was a member of the Mergers and Acquisition Group at Drexel Burnham Lambert, an investment banking firm. Mr. Berg is also a director of Jacuzzi Brands Corp., Connections Academy LLC, Panolam Industries International, Inc. and ABC Supply Co. Inc., and has previously served as a director of Bradco Supply Corp., Educate, Inc., GNC Corp., Goodman Global Holdings, Inc., Hayes Lemmerz International, Inc. and Rent A Center, Inc. Mr. Berg serves on our board of directors because he has significant experience making and managing private equity investments on behalf of Apollo and has over 20 years of experience financing, analyzing and investing in public and private companies. In addition, Mr. Berg worked with the diligence team for Apollo at the time of the Apollo acquisition and has worked closely with our management since that time; therefore, pursuant to a stockholders agreement, Apollo appointed him to the board.

Peter P. Copses became director in July 2006 upon consummation of the Apollo acquisition. Mr. Copses is a Senior Partner of Apollo Management, L.P., where he has worked since 1990. Prior to joining Apollo, Mr. Copses was an investment banker at Drexel Burnham Lambert, and subsequently at Donaldson, Lufkin & Jenrette Securities, primarily concentrating on the structuring, financing and negotiation of mergers and acquisitions. Mr. Copses is also a director of Claire’s Stores, Inc. and CKE Restaurants, Inc., and has previously served as a director of Linens N’ Things, Inc., GNC Corp., Rent A Center, Inc. and Smart & Final, Inc. Mr. Copses serves on our board of directors because he has significant experience making and managing private equity investments on behalf of Apollo and has over 25 years of experience financing, analyzing and investing in public and private companies; therefore, pursuant to a stockholders agreement, Apollo appointed him to the board.

Damian J. Giangiacomo became a director in October 2006. Mr. Giangiacomo is a principal of Apollo Management, L.P., where he has been employed since July 2000. Prior to joining Apollo, Mr. Giangiacomo was an investment banker at Morgan Stanley & Co. Mr. Giangiacomo is also a director of Jacuzzi Brands Corp. and Connections Academy LLC, and has previously served as director of Linens N’ Things, Inc. Mr. Giangiacomo serves on our board of directors because he has significant experience making and managing private equity investments on behalf of Apollo and has over 10 years of experience financing, analyzing and investing in public and private companies. In addition, Mr. Giangiacomo worked with the diligence team for Apollo at the time of the Apollo acquisition and has worked closely with our management since that time; therefore, pursuant to a stockholders agreement, Apollo appointed him to the board.

Steven Martinez became a director in July 2006 upon the consummation of the Apollo acquisition. Mr. Martinez is a Senior Partner of Apollo Management, L.P. Prior to joining Apollo in 2000, Mr. Martinez worked for Goldman, Sachs & Co. and Bain & Company, Inc. Mr. Martinez also serves as a director of Prestige Cruise Holdings, Inc., NCL Corporation Ltd., Hughes Telematics, Inc., Jacuzzi Brands Corp., Principal Maritime and Veritable Maritime Holdings, LLC, and has previously served as a director of Allied Waste Industries, Inc. and Goodman Global Holdings, Inc. Mr. Martinez serves on our board of directors because he has significant experience making and managing private equity investments on behalf of Apollo and has over 15 years of experience financing, analyzing and investing in public and private companies. In addition, Mr. Martinez worked with the diligence team for Apollo at the time of the Apollo acquisition and has worked closely with our management since that time; therefore, pursuant to a stockholders agreement, Apollo appointed him to the board.

John S. Stroup became a director in October 2008. Mr. Stroup is currently president and chief executive officer and a member of the board of directors of Belden Inc., a company listed on the New York Stock Exchange, that designs, manufactures, and markets cable, connectivity, and networking products in markets including industrial automation, enterprise, transportation, infrastructure, and consumer electronics. Prior to joining Belden Inc. in 2005, Mr. Stroup was employed by Danaher Corporation, a manufacturer of process/environmental controls and tools and components. At Danaher, Mr. Stroup initially served as Vice President, Business Development. He was promoted to President of a division of Danaher’s Motion Group and later to Group Executive of the Motion Group. Prior to that, he was Vice President of Marketing and General Manager with Scientific Technologies Inc. Mr. Stroup serves on our board of directors because he has significant experience in strategic planning and general management of business units of public companies (including as chief executive officer).

Executive Officers

The following is information about the executive officers of the Company as of the date of this prospectus.

Todd A. Adams became our President and Chief Executive Officer in September 2009 and became a member of our board of directors in October 2009. See “Board of Directors” above.

Mark W. Peterson became our Senior Vice President and Chief Financial Officer in November 2011. Mr. Peterson previously served as Vice President and Controller of Rexnord from 2008 to 2011 and as a Rexnord Divisional CFO from 2006 to 2008. Prior to joining Rexnord, Mr. Peterson was Corporate Comptroller of Gehl Company from 2002 to 2006 and was with APW Limited prior thereto, after starting his career at KPMG, where he last held a position as Senior Manager—Audit. Mr. Peterson is a certified public accountant.

Praveen R. Jeyarajah became our Executive Vice President—Corporate & Business Development in April 2010 and became a member of our board of directors in October 2006 (he also served as a member of the board of directors from 2002 to May 2006). See “Board of Directors” above.

Composition of Board of Directors

Upon the closing of this offering, the Company will have eight directors. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating/corporate governance committees composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under the New York Stock Exchange rules, the board of directors will take all action necessary to comply with the applicable New York Stock Exchange rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Upon consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:

•	, and will be Class I directors, whose initial terms will expire at the 2012 annual meeting of stockholders;

•	, and will be Class II directors, whose initial terms will expire at the 2013 annual meeting of stockholders; and

•	, and will be Class III directors, whose initial terms will expire at the 2014 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control.

At each annual meeting, our stockholders will elect the successors to our directors. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Apollo Approval Rights and Rights to Nominate Certain Directors

See “Certain Relationships and Related Party Transactions—Nominating Agreement” for rights of Apollo to nominate a certain number of directors and “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions—Business Combinations” for Apollo rights with respect to certain business combinations.

Committees of our Board of Directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Following the consummation of this offering, our Audit Committee will consist of            (Chair),            and             . Our board of directors has determined that Mr. Stroup qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Mr. Stroup is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the New York Stock Exchange listing standards. The principal duties and responsibilities of our Audit Committee will be as follows:

•	to prepare the annual Audit Committee report to be included in our annual proxy statement;

•	to oversee and monitor our financial reporting process;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	to oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to oversee and monitor our compliance with legal and regulatory matters; and

•	to provide regular reports to the board.

The Audit Committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the consummation of this offering, our Compensation Committee will consist of             (Chair),             and             . The principal duties and responsibilities of the Compensation Committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•

to review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to set and review the compensation of members of the board of directors; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

Prior to consummation of this offering, our board of directors will establish a Nominating and Corporate Governance Committee. Following the consummation of this offering, our Nominating and Corporate Governance Committee will consist of            (Chair),            and            . The principal duties and responsibilities of the Nominating and Corporate Governance Committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors and senior management.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a Nominating and Corporate Governance Committee composed entirely of independent directors.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. Excerpts from the Code of Business Conduct and Ethics, which address the subject areas covered by the SEC’s rules, will be posted on our website: www.rexnord.com under “Investor Relations.” Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer will also be posted on our website. The information contained on or accessible from our website is not part of this prospectus.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the Company’s equity compensation as of March 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,570,513	(1)	$19.73	139,070
Equity compensation plans not approved by security holders	—		—	—
Total	2,570,513		$19.73	139,070

(1)	Includes 377,623 of Rollover Options and 2,192,890 options granted under the 2006 Option Plan of Rexnord Corporation. For further details on options, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section discusses the material elements of compensation awarded to, earned by, or paid to our executive officers during our fiscal year ended March 31, 2011. Throughout this discussion, we refer to the individuals named in the Summary Compensation Table below as “Named Executive Officers.”

With the exception of awards of equity-based compensation, the compensation committee of the board of directors of RBS Global, in consultation with the RBS Global board of directors, has historically been responsible for determining our executive compensation programs, including making compensation decisions during the fiscal year ended March 31, 2011. Awards of equity-based compensation are determined by the Rexnord Corporation Compensation Committee as these awards relate to our equity securities. Going forward, after the offering is completed, compensation decisions as to our executive officers will be made by the Rexnord Corporation Compensation Committee. As used in this Compensation Discussion and Analysis, the “Committee” refers to the compensation committee of RBS Global or Rexnord Corporation, whichever is appropriate from the context, and the “Committees” refers to both compensation committees generally.

The Committees, in consultation with the boards of directors, oversee our executive compensation agreements, plans and policies and have the authority to approve all matters regarding executive compensation other than equity awards. The Committees seek to ensure that the compensation and benefits provided to executives were reasonable, fair and competitive and aligned with the long- and short-term goals of our Company. Based upon these criteria, the Committees set the principles and strategies that guided the design of our executive compensation program.

We compensate our executives through various forms of cash and non-cash compensation, although all equity compensation is paid with our stock. Our compensation program includes:

•	Cash compensation:

–	base salaries, which are intended to attract and retain highly-qualified individuals (as base salary is frequently used as an initial metric for evaluating compensation) and provide a predictable stream of income for living expenses in an amount proportionate to the executive’s duties and responsibilities;

–	annual performance-based cash incentive awards, which are intended to award performance by tying additional cash compensation to specific Company and individual goals; and

–	discretionary bonuses, which can be used to recognize extraordinary performance or other unique contributions or circumstances that may not be quantifiable, although no discretionary bonuses were paid to Named Executive Officers in fiscal 2011;

•

Long-term equity incentive awards, which are intended to further align the financial interests of management with those of our stockholders and incent executive officers by providing economic rewards tied to increased value of the Company over an extended period of time;

•	Retirement benefits, which are intended to reward long-term service to us and provide incentive to remain with us by building benefits for eventual retirement; and

•

Severance benefits and other post-employment commitments under a policy that applies to all domestic salaried employees, which are intended to provide some degree of certainty when employment ends under certain circumstances.

General Compensation Philosophy and Objectives of Executive Compensation Programs

The foundation of our executive compensation program is to reward our executives for achieving specific annual and long-term strategic goals of the Company and to align each executive’s interest with that of our stockholders. We believe that rewarding executives for superior levels of achievement will result in significant long-term value creation for us and our stockholders. As a result, we believe that the compensation packages we provide to executives, including the Named Executive Officers, must include both cash-based and equity-based elements that reward short and long-term performance. The Committee or its designated member, with input from the Chief Executive Officer (for executives other than himself), evaluates the performance of our executives and their compensation packages to ensure that we maintain our ability to retain highly talented key employees and attract new talent, as needed, to successfully grow and lead the organization.

We have created a “pay for performance” culture that places an emphasis on value creation and subjects a substantial portion of each executive’s compensation to risk depending on the performance of the Company. As such, we base our executive compensation program on the following philosophies:

•	The compensation program should support the business by establishing an emphasis on critical objectives and long-term strategy without encouraging unreasonable risk taking;

•	Each executive’s total compensation should correlate to his or her relative contribution to the Company and achievement of individual goals;

•

A significant portion of each executive’s total compensation should be based on the achievement of corporate and individual performance goals and objectives in a way that incents results without encouraging unreasonable risk taking; and

•	Executives should be rewarded for superior performance through annual cash-based incentives and, if appropriate, the grant of equity-based awards.

Our executive compensation program is designed to focus our executives on critical business goals that translate into long-term value creation. As a result, we believe that a substantial portion of our executives’ compensation should be variable and based on overall corporate financial performance. Another element of our executive compensation program is designed to reward annual improvement in personal objectives. For each fiscal year, individualized target performance areas are determined for each executive, and a component of each executive’s compensation under our Management Incentive Compensation Plan, which is more fully described below, is dependent upon achievement of those objectives. We refer to these individualized target performance areas as annual improvement priorities (“AIPs”).

As described in more detail below, our compensation program is composed of elements that are generally paid on a short-term or current basis (such as base salaries and annual performance-based awards) and elements that are generally paid out on a longer-term basis (such as long-term equity incentives and retirement benefits). We believe this mix of short-term and long-term elements allows us to achieve our compensation objectives of attracting and retaining top executives, creating a pay-for-performance culture and emphasizing long-term value creation for us and our stockholders without encouraging unreasonable risk taking.

Setting Executive Compensation and the Role of Our Executive Officers in Compensation Decisions

The Committees or their designated members annually review and approve all compensation decisions related to our Named Executive Officers. Near the beginning of each fiscal year, the Chief Executive Officer establishes the AIPs for each executive officer other than himself; the Committees or their designated members establish the AIPs for the Chief Executive Officer. At the end of the year, prior to making the annual compensation determinations for each executive officer, one or more members of the Committee work together with the Chief Executive Officer to review the performance of the Company (and, if applicable, the respective business group), the role of each executive in the various aspects of that performance and the executive’s level of achievement of his AIPs. Based on this review, the Chief Executive Officer makes recommendations to the Committee as to the compensation of all senior management, including the Named Executive Officers other than himself. The Committee or its designated member considers these recommendations in making the final determinations. Other than our Chief Executive Officer, none of the Named Executive Officers had any role in determining the fiscal 2011 compensation of other Named Executive Officers. Following the completion of this offering, we anticipate that the Chief Executive Officer will continue to have a role in setting the compensation for the senior management of the Company other than himself.

The Committee has not historically retained a compensation consultant to comprehensively review our executive compensation policies and procedures. We may from time to time obtain compensation studies to try to evaluate the relative strengths and weaknesses of our compensation packages. In determining the level of compensation to be paid to executive officers, we generally do not factor in amounts realized from prior compensation paid to executive officers or conduct any formal survey of the compensation paid by other comparable public companies; however, we may from time to time informally gather and review publicly-available data to get a general sense of other companies’ compensation packages. The Committee believes that its compensation decisions should be based primarily on the performance of the Company and the individual executive officers, as well as each executive officer’s responsibility for the overall operations of the Company. Thus, the compensation levels for Mr. Adams are higher than they are for the other Named Executive Officers, reflecting his responsibility as Chief Executive Officer for the overall operations of the Company.

After the determination of Named Executive Officers based on fiscal 2011 compensation information, in November 2011, Michael H. Shapiro, our former Chief Financial Officer, left Rexnord. Also in November 2011, as a consequence of planned changes over time in his duties by which he transitioned into a reduced part-time role, the responsibilities of George C. Moore, who had been Executive Vice President, were determined to no longer meet those of an “executive officer,” although Mr. Moore remains a Rexnord employee. Mark W. Peterson, who became our Senior Vice President and Chief Financial Officer in November 2011, was previously an officer of the Company but not deemed a Named Executive Officer for fiscal 2011.

2011 Executive Compensation Components and Determinations

The principal components of our executive compensation program for the fiscal year ended March 31, 2011 are discussed below.

Base Salary. The Committee reviews base salaries annually and makes adjustments from time to time; for example, in connection with promotions and other changes in responsibilities. In determining base salaries, the Committee considers the executive’s responsibilities, experience, skills, sustained level of performance in the job, performance in the prior year, contribution to overall business goals, publicly-available data gathered informally (solely to obtain a general understanding of certain compensation practices) and the Chief Executive Officer’s recommendations (with respect to executive officers other than himself). Based on the Committee’s subjective review of these factors, the Committee determines each Named Executive Officer’s base salary. The Committee does not use any predetermined formula or specific weightings as to any given factor to determine base salaries nor does it engage in any benchmarking in making base salary or other compensation determinations.

Based on this review, the Committee determined the base salaries for the Named Executive Officers as indicated in the following table; the table also contains information showing the percentage change in base salary for each of the Named Executive Officers between fiscal 2011 and fiscal 2010.

Name	2011 Base Salary ($)	Increase (Decrease) in Base Salary Compared to 2010 (%)
Todd A. Adams	$650,000	30%
Michael H. Shapiro	300,000	0%
George C. Moore	350,000	(19%)
Praveen R. Jeyarajah*	400,000	N/A

*	Mr. Jeyarajah was not employed by us in fiscal 2010.

In September 2010, upon the one-year anniversary of his appointment as Chief Executive Officer, the Committee approved an increase in Mr. Adams’ base salary from $500,000 to $650,000 to reflect the Committee’s satisfaction with his performance as Chief Executive Officer over the prior year, as well as his anticipated duties and contributions going forward. The Committee expects that Mr. Adams will continue to be considered for compensation increases in September each year as it coincides with his appointment as Chief Executive Officer; however, the Committee determines annual base salary increases, if any, for the other Named Executive Officers near the beginning of each fiscal year. Mr. Shapiro’s base salary was negotiated in connection with his joining the Company as Vice President and Chief Financial Officer in February 2010 and set at $300,000, which the board believed was necessary to incent Mr. Shapiro to join the Company and was commensurate with his anticipated responsibilities. Due to Mr. Shapiro’s recent start date, the Committee determined not to grant a salary increase for him for fiscal 2011. Mr. Moore’s salary was decreased from $432,000 in fiscal 2010 to $350,000 in fiscal 2011 to reflect his transition away from responsibilities as Chief Financial Officer and to be consistent with the intent of his initial employment terms, which provided that his base salary was to be adjusted downward after the first year of employment based on the transitioning of his then role and responsibilities as Chief Financial Officer. Prior to fiscal 2011, the Company had agreed to delay the reduction of Mr. Moore’s base salary due to his continuing involvement in various roles with the Company, including his involvement as interim Chief Financial Officer. Mr. Jeyarajah’s base salary for fiscal 2011 was negotiated upon his appointment as Executive Vice President—Corporate & Business Development in April 2010 and was set at $400,000, which the board believed was necessary to incent Mr. Jeyarajah to accept his new position and was commensurate with his anticipated responsibilities.

In September 2011, in connection with the anniversary of his appointment as Chief Executive Officer, the Committee approved an increase in Mr. Adams’ base salary to $750,000, or 15.4%, to reflect the Committee’s satisfaction with his performance, the increasing size and scope of Rexnord’s business, and the Committee’s perception of the market for CEO compensation. In that regard, the Committee was assisted by Towers Watson, its independent consultant, which reviewed results at peer companies and determined that such an increase was appropriate to recognize Mr. Adams’ contributions in the current market. In June 2011, Messrs. Shapiro and Jeyarajah each received 5% salary increases for fiscal 2012, while Mr. Moore’s salary remained the same as a result of the transition in certain of his duties; Mr. Moore’s base salary was subsequently reduced when he further transitioned duties later in the fiscal year. In November 2011, Mr. Peterson’s initial compensation as Senior Vice President and Chief Financial Officer was set at a base salary of $300,000.

Annual Performance Based Awards. We believe that a substantial portion of our executive officers’ compensation should be variable, based on overall corporate financial performance, and provide an opportunity to earn additional awards in connection with superior business and individual performance.

Cash incentives for our executive officers are principally awarded through our Management Incentive Compensation Plan (the “MICP”). The MICP is designed to provide our key officers, including our Named Executive Officers, with appropriate incentives to achieve and exceed key annual business objectives by providing performance-based cash compensation in addition to their annual base salary. Under the terms of the MICP, participants are eligible to earn cash incentives based upon the achievement by the Company of the corporate financial targets established by the Committee and each executive’s individual performance and achievement of AIPs; all amounts awarded under the MICP are also subject to the overall review, approval and potential adjustment by the Committee.

Near the beginning of each fiscal year, the board of directors, based on input from the Chief Executive Officer and Chief Financial Officer, approves the corporate financial performance targets for the Company and the Committee uses those to set the financial targets under the MICP; the Committee or its designee sets the AIPs for our Chief Executive Officer; and our Chief Executive Officer establishes the AIPs for all of the other senior management, including the Named Executive Officers, participating in the MICP. In setting the financial targets, the Company considers its strategic plan and determines what achievement will be required on an annual basis to drive to its multi-year performance commitment.

Under the MICP, each participant’s target incentive amount is based upon a specified percentage of the participant’s annual base salary. For fiscal 2011, the target incentive amounts for Messrs. Adams, Shapiro, Moore and Jeyarajah were 100%, 50%, 50% and 50% of base salary, respectively. The level for each executive was set so as to incentivize executives to achieve superior corporate and individual results by providing meaningful compensation upon the achievement of established goals. The target incentive level for Mr. Adams was higher than the other executives because of his greater degree of responsibility, as Chief Executive Officer, for the overall operations of the Company. For fiscal 2012, in September 2011, the Committee determined that the target incentive amount for Mr. Adams would be 125% of salary, but that the maximum payment to him for fiscal 2012 performance would be 250% of his base salary. Mr. Peterson’s fiscal 2012 target incentive amount as Chief Financial Officer was set at 50% of his salary, the same as executive officers other than the CEO.

Under the terms of the MICP, each participant is initially entitled to his target incentive amount if 100% of the specified performance targets (“Base Targets”) are achieved. For the Named Executive Officers to be eligible for a minimum incentive under the corporate financial performance metrics, which are subject to adjustment by the Committee in extraordinary circumstances, the Company must reach a specified cliff set near the beginning of each fiscal year, which, for fiscal 2011, was at least 90% of either of the respective metrics (which are described in more detail below) with an accelerated payout schedule for attainment as summarized in the below table:

Achievement	90% of Base Targets	100% of Base Targets	105% of Base Targets	110% of Base Targets	115% of Base Targets	120% of Base Targets	125% of Base Targets	130% or > of Base Targets
Financial Factor Payout	50%	100%	112.5%	125%	150%	175%	200%	225% and >*

*	For each additional 5% increase in the percent of Target Bonus Plan Achievement above 115%, the financial factor payout will increase 25%.

The MICP does not set a limit on the maximum incentive opportunity payable with respect to the corporate financial performance portion of the incentive formula because the Committee believes that the incentive compensation for the fiscal year should increase incrementally as the level of achievement increases, and the Company does not want to disincent executives from striving for superior results. However, the Committee has discretion to increase or decrease the amount actually paid out under the MICP if necessary to account for certain corporate events or other factors that may have disproportionately affected the formulaic results. In addition, there is no minimum incentive payable under the MICP even if 90% or more of the corporate financial performance metrics are achieved because the incentive payment is subject to the individual’s AIP multiplier (also referred to as personal performance multiplier), which could be 0%.

After the corporate financial results have been calculated under the MICP, each individual’s personal performance and AIPs are evaluated and the individual’s personal performance multiplier is applied to determine the amount of the incentive earned. The personal performance multiplier ranges from 0% to 150%. The Committee believes it is important for the MICP to align each Named Executive Officer’s compensation with his individual performance and the overall performance of the Company. Under the MICP, the personal performance objectives are intended to reinforce cross-functional, business teamwork, should generally tie to strategy deployment objectives and should be aggressive, measureable and critical to success of the Company’s business.

As noted above, Base Targets under the MICP are comprised of corporate financial performance metrics, which are similar for each Named Executive Officer, and individual AIPs. In fiscal 2011, the financial performance metrics for Messrs. Adams, Shapiro, Moore and Jeyarajah were the same and were based on the Company consolidated financial performance metrics. In prior years, the Company had used EBITDA and Debt Reduction as the performance metrics under the MICP; however, for fiscal 2011, the financial performance metrics for the consolidated Company were based upon EBITDA and De-levered Free Cash Flow, each 50% weighted. The Committee chose these measures because it believes they correlate to the Company’s and its stockholders’ strategic goals. Specifically, the Company uses EBITDA as a measure under the MICP because it believes EBITDA is an important supplemental measure of performance and is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry; further, the Company believes EBITDA is important because it is often compared by analysts and investors in evaluating the performance of issuers of “high yield” securities because it is a common measure of the ability to meet debt service obligations. The Board of Directors recommended and approved the change from Debt Reduction to De-levered Free Cash Flow as a metric for fiscal 2011 because it believes that De-levered Cash Flow is now more representative of the financial performance of the Company, as it more closely represents the ability to generate cash and, therefore, potentially improve profits, and because it eliminates the impact of cash interest, over which management has relatively little control. It also provides increased transparency around operating cash flow generation and, therefore, better aligns the Named Executive Officers’ incentive compensation with a measure over which they have more control.

We define EBITDA as net income plus interest, income taxes, depreciation and amortization, plus adjustments for restructuring, stock based compensation expense, other (income) expense, LIFO (income) expense, un-budgeted acquisitions, and other non-recurring items, translated at constant currency as used for internal management reporting. We define De-levered Free Cash Flow, for purposes of the MICP, as cash flow from operations less capital expenditures, as adjusted for cash interest on the Company’s outstanding debt obligations (to simulate a debt-free capital structure), un-budgeted acquisitions, and other non-recurring items as used for internal management reporting. The De-levered Free Cash Flow metric is used solely for associates, whose MICP performance is tied to the Company’s consolidated financial performance, including all of our Named Executive Officers. For all other associates eligible to participate in our MICP, their cash flow metric is tied to Divisional Free Cash Flow, defined as EBITDA plus or minus changes in trade working capital (accounts receivable, inventory and accounts payable) less capital expenditures as used for internal management reporting. While these metrics may be measured at various levels within the organization, the mechanics of the calculations are substantially the same for other management personnel and salaried employees eligible to participate in MICP.

The Committee’s intention in setting the Base Targets under the MICP for fiscal 2011 was to provide strong incentive for the executives to perform at a high level and create value for our stockholders in order for any annual incentives to be earned, thereby requiring an exceptional level of performance to attain or exceed the target level, without setting targets so high that they would not be attainable or that it would encourage excessive risk-taking to achieve them. For fiscal 2011, the Company consolidated EBITDA target under the MICP was $305.2 million. Actual Company consolidated EBITDA for fiscal 2011 was $336.9 million or 110% the target, which would generate a payout amount of 125% of the target. For fiscal 2011, the De-levered Free Cash Flow target was $259.0 million. Actual De-levered Free Cash Flow for fiscal 2011 was $270.5 million or 104% of the target, which would generate a payout amount of 110% of the target. Together, under the formula, the corporate financial performance factors of the MICP would have generated a payout amount of 118% of the target. After each fiscal year, the Committee makes a determination as to whether the respective EBITDA and De-levered Free Cash Flow targets were met, and determines the extent, if any, to which the target incentives should be paid based on these results and other factors. Under the MICP, if any acquisition or disposition of any business by the Company, merger, consolidation, split-up, spin-off, or any unusual or nonrecurring transactions or events affecting the Company, or the financial statements of the Company, or change in applicable laws, regulations, or accounting principles occurs such that an adjustment is determined by the Committee to be appropriate, then the Committee will, in good faith and in such manner as it may deem equitable, adjust the financial targets of the MICP or modify the payouts thereunder. With respect to fiscal 2011 performance, the Committee determined that no adjustments were necessary and, therefore, approved a payout of 118% with respect to the corporate performance target for the fiscal 2011 MICP.

As mentioned above, aggregate incentives under the MICP are weighted to include both corporate financial performance metrics as well as personal performance; thus the results under the corporate financial metrics are subject to increase or decrease based on the personal performance multiplier and achievement of AIPs. For fiscal 2011, Mr. Adams’ AIPs focused on overall growth of the Company and expansion of its products; Mr. Shapiro’s AIPs focused on the financial strength and systems of the Company; Mr. Moore’s AIPs reflected his various interim responsibilities and special duties; and Mr. Jeyarajah’s AIPs focused on establishing processes and identifying opportunities for potential acquisitions.

After completion of the fiscal year, the Committee or its designee reviewed the Chief Executive Officer’s level of personal performance and the achievement of AIPs. Additionally, the Committee or its designee, along with input from the Chief Executive Officer, reviewed the remaining Named Executive Officers’ level of personal performance and the achievement of AIPs and, as a result, determined a personal performance multiplier for Mr. Adams of 1.30, and for other Named Executive Officers ranging between 1.13 and 1.00, for fiscal 2011.

Utilizing the corporate financial targets and the personal performance multiplier results, the incentive payments under the MICP for Messrs. Adams, Shapiro, Moore and Jeyarajah for fiscal 2011 were $1,000,000, $185,900, $206,500 and $266,700, respectively.

Discretionary Bonuses. In addition to annual incentive awards under the MICP, the Committee has the authority and discretion to award additional performance-based compensation to our executives if the Committee determined that a particular executive has greatly exceeded his objectives and goals or made a unique contribution to the Company during the year, or other circumstances warrant. There were no discretionary bonuses paid to our Named Executive Officers during fiscal 2011.

Long-Term Equity Incentive Awards. The Committee currently does not make annual or regularly-recurring grants of equity awards to our Named Executive Officers or other officers, employees, directors and consultants. The Committee believes this is particularly appropriate since the Company does not yet have publicly-traded equity securities. However, the Committee may and does, from time to time, approve such grants based on various facts and circumstances, including but not limited to new hires, changes in roles or responsibilities, individual performance, specific achievements and other associate retention considerations. The Committee believes that equity-based awards play an important role in creating incentives for our executives to maximize Company performance and align the interests of our executives with those of our stockholders. These equity awards are generally subject to time-based and performance-based vesting requirements. Time-based awards function as a retention incentive, while performance-based awards encourage executives to maximize Company performance and create value for our stockholders without encouraging unreasonable risk taking. Equity awards are generally provided through grants of options to purchase shares of our common stock under Rexnord Corporation’s 2006 Stock Option Plan, as amended (the “2006 Option Plan”).

Among other things, the Committee decides which of our executives, employees, directors or consultants will receive awards under the 2006 Option Plan, as well as the exercise price, vesting terms and such other terms or conditions for the grants as the Committee may determine, in its sole discretion, provided such terms are consistent with the provisions of the 2006 Option Plan. Other than a grant of options to Mr. Adams in October 2010, the Committee did not grant stock options to the other Named Executive Officers in fiscal 2011 because of the reasons mentioned above. In October 2010, the Committee granted options to purchase 40,000 shares of common stock to Mr. Adams because it believed such a grant was appropriate to recognize Mr. Adams’ achievements in his first year as Chief Executive Officer and to increase his potential stake in the Company. No stock options have been granted to date in fiscal 2012, although it is expected that Mr. Peterson will receive a grant of stock options to purchase 20,000 shares of common stock when options are next granted. For information regarding stock options granted to directors, see “Director Compensation” below.

With respect to the options granted to or held by our Named Executive Officers, except for certain options previously granted to Mr. Jeyarajah for his service on the board of directors, 50% of the options granted to each officer under the 2006 Option Plan vest on a pro-rata basis over five years, subject to continued employment; the other 50% vest annually over five years subject to the Company meeting pre-established annual and cumulative corporate financial performance metrics. We use this methodology to add a performance component to the options so that they reward achievement in addition to longevity with the Company. With respect to options granted to Mr. Jeyarajah in October 2009, 70% of those options vest on a pro-rata basis over three years, subject to continued service with the Company, and the other 30% vest annually over three years, subject to the Company meeting pre-established annual and cumulative corporate financial performance metrics. The board of directors chose EBITDA and Debt Reduction as the targets under the 2006 Option Plan, including the options granted in fiscal 2011 to Mr. Adams, because the Committee believes that these measures continue to correlate to the Company’s and its stockholders’ strategic goals and provide consistency with respect to metrics among all option holders. As is the case under the MICP, the Company’s intention in setting the performance vesting targets for the options is that the Company has to perform at a high level and create value for its stockholders for any portion of the performance-based options to vest.

In July 2010, the board decided that, as a result of the recent recession and its negative impact on the Company’s financial performance for reasons outside of the option holders’ control, it was appropriate to reset the existing EBITDA and Debt Reduction forecasts, with respect to the 2006 Option Plan, for fiscal years 2011 through 2014. At the July meeting, the board also determined that, with respect to the performance-based awards that were scheduled to vest based on fiscal 2010 performance, the annual and cumulative Debt Reduction targets were fully achieved and therefore that portion of the options was fully vested and that the annual and cumulative EBITDA targets were partially achieved and therefore that portion of the options was partially vested. However, recognizing the Company’s relatively strong performance throughout the recent recession and management’s collective efforts to position the Company for strong future growth, the board determined to allow the remaining portion of the unvested options tied to fiscal 2010 performance to vest automatically if the Company achieved the fiscal 2011 performance targets as set forth below.

The fiscal 2011 performance targets for EBITDA and Debt Reduction for purposes of the 2006 Option Plan were set in July 2010 at $315.0 million and $110.0 million, respectively. As is customary in incentive plans such as the 2006 Option Plan, the performance targets established for awards are subject to adjustment to prevent dilution or enlargement of the economic benefits intended to be made available under the awards, as a result of certain corporate events, including acquisitions or divestitures. The board or the Committee typically meets after the end of the fiscal year to determine whether the performance targets for the previous year were met and determine the vesting, if any, of outstanding options. Actual EBITDA was $336.9 million and actual Debt Reduction was $126.9 million, respectively, for fiscal 2011. Accordingly, the Committee determined that all of the performance-based options subject to fiscal 2011 performance vested, and, as a result, the remaining portion of the performance-based options that had previously been unvested based on the fiscal 2010 EBITDA target automatically vested.

We do not have any formal program, plan or practice in place for selecting grant dates for awards under the 2006 Option Plan in coordination with the release of material non-public information. No options granted, including those granted in fiscal 2011, were based on material non-public information in determining the number of options awarded or the exercise price thereof, and we did not “time” the release of any material non-public information to affect the value of those awards. The Company does not have any stock ownership requirements or guidelines for its Named Executive Officers.

Following the consummation of this offering, we will not grant any additional awards under the 2006 Option Plan, and any new long-term incentive awards will be granted under the Rexnord Corporation 2011 Performance Incentive Plan, our new long-term incentive plan described under “New Long-Term Incentive Plan” below.

New Long-Term Incentive Plan.

We intend to adopt the Rexnord Corporation 2011 Performance Incentive Plan (the “2011 Incentive Plan”), which will operate as a successor plan to our 2006 Option Plan. The 2011 Incentive Plan is intended to continue to provide performance incentives to our officers, employees, directors and certain others by permitting grants of equity awards and performance-based cash awards to such persons, to encourage them to maximize our performance and create value for our stockholders, but will broaden the types of awards permitted by the 2006 Option Plan.

The 2011 Incentive Plan will permit the grant of awards that may deliver up to an aggregate of              shares of common stock, further subject to limits on the number of shares that may be delivered pursuant to incentive stock options, on the shares that may be delivered on the awards to any individual in a single year and on the number of shares that may be delivered on certain awards that are performance-based awards, within the meaning of Section 162(m) of the Internal Revenue Code. The types of permitted awards will include incentive and non-qualified stock options, stock appreciation rights, stock bonuses, restricted stock and restricted stock units, performance stock and performance stock units, stock units, phantom stock, dividend equivalents and other similar rights to purchase or acquire shares, as well as cash awards. Awards may vest, in time, upon the occurrence of one or more events or by the satisfaction of performance criteria, or any combination. To the extent that awards are performance based, they may be based on one or more criteria, including (without limitation) earnings, cash flow, revenues, operating income, capital reissues, or other quantifiable company, customer satisfaction or market data, or any combination. In addition to common stock, awards may also be made in similar securities whose value is derived from our common stock or as cash awards in various circumstances.

Awards with respect to which grant, vesting, exercisability or payment depend on the achievement of performance goals and awards that are options or stock appreciation rights granted to officers and employees will be intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The 2011 Incentive Plan will be administered by the Committee.

Retirement Benefits. Each of our continuing Named Executive Officers participates in qualified defined contribution retirement plans maintained by the Company on substantially the same terms as our other participating employees. None of the Named Executive Officers participated in a defined benefit retirement plan in 2011. In 2011, the Company terminated its former Rexnord Supplemental Executive Retirement Plan, in which certain former executive officers participated, as the Company determined it was no longer necessary or appropriate to maintain such a plan; none of the current executive officers has ever participated in that plan.

Severance Benefits. The Named Executive Officers do not have individual severance or change in control agreements; rather, they are covered under a corporate severance policy that applies to our employees whose employment is involuntarily terminated under various conditions described in the plan document. Severance benefits under the policy generally include cash payments equal to weekly base salary for up to 52 weeks depending on the level of position and years of seniority and up to six months of COBRA subsidy for medical, dental and/or vision insurance, although specific amounts payable upon a termination of employment could and do vary depending on individual circumstances.

The Company generally does not enter into severance or change in control agreements or other special arrangements with executive officers or employees because the Company believes the severance policy provides adequate support following a covered termination and that all employees should receive the similar benefits (relative to their position) without special treatment; however, the Committee regularly reconsiders whether such agreements should be adopted, and may adjust in individual circumstances, in view of then-current circumstances. In addition, outstanding options granted under the 2006 Option Plan may become fully vested immediately if Rexnord Corporation experiences certain liquidity events, such as being acquired, as set forth in the 2006 Option Plan. We maintain the corporate severance policy because we believe that it is appropriate to provide severance benefits to employees whose employment terminates in various circumstances and believe that doing so helps us attract and retain highly qualified employees.

Other Personal Benefits. The Company and its subsidiaries provide the Named Executive Officers with personal benefits, such as reimbursement of travel and remote office expenses, automobile-related benefits, club dues and moving and relocation expenses, all of which the Company believes are reasonable, competitive and consistent with its overall compensation program. In that regard, the Committee has periodically reviewed the benefits provided to the Named Executive Officers. In particular, during fiscal 2011, Mr. Adams received estate planning assistance and club dues; Mr. Shapiro received relocation expenses; Mr. Moore received reimbursement of commuting expenses and club dues; and Mr. Jeyarajah received reimbursement of office expenses for an office located in Washington D.C. and club dues. In addition, the Named Executive Officers, other than Mr. Jeyarajah, either receive an automobile allowance or participate in an automobile leasing program.

Employment Agreements. The Company generally does not enter into employment agreements with its domestic employees, including with its executive officers, because the Company believes that management and executives should be treated similarly to other employees and should be subject to at-will employment. Instead, the Company enters into employment offer letters to set forth the initial terms and conditions of employment, but generally without continuing obligations. The Company has, from time to time, entered into employment agreements with certain individuals, for example, in connection with acquisitions or significant transactions in order to retain key individuals; the Committee also regularly considers whether employment agreements should be adopted, and may adjust in individual circumstances, in view of then-current circumstances. The Company has not entered into an employment agreement with any of the Named Executive Officers. In connection with Mr. Shapiro’s departure, Rexnord and Mr. Shapiro entered into a Separation Agreement and Release that provides Mr. Shapiro with a separation payment of $193,846, payable in installments over 32 weeks, and an additional lump sum payment of $15,500, as well as other benefits consistent with Rexnord’s standard policies.

Compensation Committee Interlocks and Insider Participation

The members of the Committee in fiscal 2011 were Messrs. Martinez (Chair), Sherman, Berg and Giangiacomo. Messrs. Berg, Giangiacomo and Martinez, became Committee members immediately following the Apollo acquisition in July 2006. Each of these directors is a partner of Apollo Management, L.P., our controlling stockholder. In fiscal 2011, we incurred $3.0 million of annual consulting fees payable to Apollo or its affiliates, pursuant to the management consulting agreement with Apollo. During fiscal 2011, the Company, Mr. Sherman and two entities controlled by Mr. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC were parties to a consulting agreement. Mr. Sherman was employed by the Cypress entities during fiscal 2011. In fiscal 2011, the Company reimbursed approximately $26,713 in out-of-pocket expenses to Mr. Sherman. Mr. Jeyarajah served on the Committee until he became an executive officer of the Company in April 2010; in connection with his appointment as an executive officer, he ceased serving on the Committee and ceased serving as Managing Director of the Cypress Group. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity during the fiscal year ended March 31, 2011.

Executive Compensation Information

Summary Compensation Table

The following table presents information about the compensation of our “Named Executive Officers,” as such term is defined in SEC rules. For fiscal 2011, our Named Executive Officers include our Chief Executive Officer, our Chief Financial Officer and our two other executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards* ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Todd A. Adams*	2011	$577,885	$—	$—	$602,713	$1,000,000	$—	$30,480	$2,211,078
President and Chief Executive Officer	2010	419,827	—	—	1,480,560	625,000	—	11,811	2,537,198
	2009	278,031	58,250	—	345,876	141,750	—	17,888	841,795

Michael H. Shapiro*	2011	300,000	—	—	—	185,900	—	159,896	645,796
Vice President and Chief Financial Officer	2010	28,846	—	—	444,126	12,000	—	1,366	486,338

George C. Moore*	2011	365,885	—	—	—	206,500	—	77,184	649,569
Executive Vice President	2010	432,600	—	—	—	248,700	—	68,350	749,650
	2009	430,177	—	—	—	146,000	—	98,274	674,451

Praveen R. Jeyarajah**	2011	369,231	—	—	—	266,700	—	28,240	664,171
Executive Vice President—Corporate & Business Development

*	Mr. Adams served as Chief Financial Officer from April 1, 2008 until his appointment as President and Chief Executive Officer on September 11, 2009. From September 11, 2009 until February 15, 2010, Mr. Moore served as Acting Chief Financial Officer. Mr. Shapiro began serving as Vice President and Chief Financial Officer on February 15, 2010 and the information related to him in the table reflects his compensation since that date. Mr. Shapiro left the Company effective November 7, 2011. Mr. Moore, while remaining an employee of the Company and Executive Vice President, is no longer deemed to be an Executive Officer as of November 7, 2011.
**	Mr. Jeyarajah began serving as Executive Vice President—Corporate & Business Development on April 19, 2010 and the information related to him in the table reflects his compensation since that date.
(1)	Salary reflects amounts actually paid during the fiscal year.
(2)	The amounts in column (f) reflect the grant date fair value computed in accordance with ASC 718 for option awards under the 2006 Option Plan made in each year. ASC 718 requires the Company to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value under ASC 718 of the equity instrument at the time of grant. For a discussion of the assumptions and methodologies used to calculate the amounts reported in this column, please see the discussion of option awards contained in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	The amounts in column (g) represent the dollar amount payable as cash incentive awards under the Company’s MICP to the Named Executive Officers for the respective fiscal year’s performance.
(4)	The amounts in column (i) for 2011 include the items listed in the table below.

Name and Principal Position	Year	401(k) Matching Contribution ($)	401(k) Personal Retirement Account (“PRA”) ($)	Automobile Allowance and Related Expenses ($)	Estate Planning ($)	Club Dues ($)	Moving/ Relocation Expenses ($)		Commuting/ Remote Location Expenses ($)		Total ($)
Todd A. Adams	2011	$8,769	$2,933	$2,278	$1,850	$14,650	$—		$—		$30,480
Michael H. Shapiro	2011	4,793	1,500	14,208	—	—	139,395	(a)	—		159,896
George C. Moore	2011	7,487	1,750	14,208	—	395	—		53,344	(b)	77,184
Praveen R. Jeyarajah	2011	4,615	2,000	—	—	395	—		21,230	(b)	28,240

(a)	Includes $80,315 of expenses related to the sale of Mr. Shapiro’s former home and associated relocation expenses, including closing costs and moving of household goods, as well as a related tax reimbursement of $59,080.
(b)	In the case of Mr. Moore, includes reimbursement of $31,245 of travel expenses in connection with travel to and from Mr. Moore’s principal residence, which is located out-of-state, as well as a related tax reimbursement of $22,099. In the case of Mr. Jeyarajah, includes reimbursement of office expenses for an office located in Washington, D.C.

Narrative to Summary Compensation Table

The “Summary Compensation Table” above quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers in fiscal 2011, 2010 and 2009. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, long-term equity incentives consisting of stock options, cash incentive compensation and, for certain Named Executive Officers, a discretionary bonus. Named Executive Officers also earned or were paid the other benefits listed in Column (i) of the “Summary Compensation Table.”

The “Summary Compensation Table” should be read in conjunction with the tables and narrative descriptions that follow. The “Grants of Plan-Based Awards in Fiscal 2011” table, and the description of the material terms of the stock options that follows it, provide information regarding the long-term equity incentives awarded to our Named Executive Officers in fiscal 2011. The “Outstanding Equity Awards at Fiscal 2011 Year-End” and “Option Exercises and Stock Vested in Fiscal 2011” tables provide further information regarding the Named Executive Officers’ potential realizable value and actual value realized with respect to their equity awards. The “Nonqualified Deferred Compensation Plans” table and related narrative describe the benefits payable to Mr. Adams pursuant to the Company’s Signing Bonus Plan. The discussion under “Employment-Related Agreements and Potential Payments Upon Termination or Change in Control” below is intended to further explain potential future payments that are, or may become, payable to our Named Executive Officers under certain circumstances.

Grants of Plan-Based Awards in Fiscal 2011

The following table presents information about grants of plan-based awards made to our Named Executive Officers during the fiscal year ended March 31, 2011.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(8) (#)	Exercise of Base Price of Option Awards(9) ($)	Grant Date Fair Value of Stock & Option Awards (10)($)
Name	Award Type	Grant Date	Threshold (2)($)	Target (3)($)	Maximum (4)($)	Threshold (5)(#)	Target (6)(#)	Maximum (7)(#)
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Todd A. Adams	Options	10/29/2010	—	—	—	10,000	20,000	20,000	—	20,000	$37.00	$602,713
	MICP	6/1/2010	$325,000	$650,000	—	—	—	—	—	—	—	—
Michael H. Shapiro	MICP	6/1/2010	75,000	150,000	—	—	—	—	—	—	—	—
George C. Moore	MICP	6/1/2010	87,500	175,000	—	—	—	—	—	—	—	—
Praveen R. Jeyarajah	MICP	6/1/2010	100,000	200,000	—	—	—	—	—	—	—	—

(1)	Amounts reflect target cash incentive awards under the MICP for the 2011 fiscal year for each Named Executive Officer. Actual amounts paid, if any, under the MICP for fiscal 2011 are included in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table” above.
(2)	There is no minimum amount payable under the MICP. No payout is earned if either the Company fails to achieve the minimum corporate targets for EBITDA and De-levered Free Cash Flow, or if an individual receives a zero achievement on his personal performance multiplier. The Threshold amount is 50% of the Target amount and represents the amount payable under the MICP if 90% of each of the performance measures is met and a 1.0 personal performance multiplier is applied. For each percentage point by which the Company missed its corporate financial performance targets, the potential bonus is reduced by 5 percentage points; no bonus is paid if the Company does not reach at least 90% of one of the corporate financial measures.
(3)	Represents the amount payable under the MICP if 100% of the corporate financial performance measures are met and a 1.0 personal performance multiplier is applied, assuming each executive’s current annual base salary, excluding any additional discretionary bonus which could be paid under the plan.
(4)	The MICP does not set a limit on the maximum incentive opportunity payable with respect to the corporate financial performance-based portion of the incentive formula. For each percentage point above Target, the potential bonus is increased incrementally, in an amount equal to 2.5 percentage points for each of the first 10 percentage points over the Target and, thereafter, by 5 percentage points for each percentage point over 110% of the Target.
(5)	Represents the minimum number of option shares that would vest under the Named Executive Officer’s award under the 2006 Option Plan if the lowest performance threshold for vesting is satisfied.
(6)	Represents the number of option shares that would vest under the Named Executive Officer’s award under the 2006 Option Plan if 100% of the target performance for each metric under the plan is satisfied.
(7)	Represents the maximum number of options that could vest under the Named Executive Officer’s award under the 2006 Option Plan if the maximum performance threshold for vesting is satisfied.
(8)	Represents the portion (50%) of the options granted to each Named Executive Officer under the 2006 Option Plan not subject to performance-based vesting. These options vest in equal portions on the first five anniversaries of the grant date based upon continued employment.
(9)	The exercise price is the deemed fair market value of our common stock on the date of grant, which is based on an annual valuation of the Company performed by an independent third party.
(10)	This amount represents the grant date fair value of the option awards calculated in accordance with ASC 718. See also the discussion of option awards contained in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Narrative to Grants of Plan Based Awards

As described under “Compensation Discussion and Analysis—2011 Executive Compensation Components and Determinations—Annual Performance Based Awards,” the MICP provides for cash incentive awards based on specified criteria. For Messrs. Adams, Shapiro, Moore and Jeyarajah, the goals are based on: the achievement of personal goals, referred to as AIPs, and the achievement of minimum annual corporate financial performance targets.

Under the 2006 Option Plan, the vesting criteria for 50% of all options granted to our Named Executive Officers in fiscal 2011 is based upon annual and cumulative corporate financial performance targets over a five-year period; the other 50% of such options vest in five equal amounts annually based on continued employment with the Company, subject to accelerated vesting or other modifications, as determined by the Committee. As is customary in incentive plans such as the 2006 Option Plan, the performance targets established for awards are subject to adjustment (such as the number and kind of shares with respect to which options may be granted, the number and kind of shares subject to outstanding options, the exercise price with respect to any option and the financial or other targets specified in an option award agreement) as appropriate to prevent dilution or enlargement of the economic benefits intended to be made available under the awards as a result of certain corporate events, including as a result of an acquisition or divestiture.

Outstanding Equity Awards at Fiscal 2011 Year-End

The following table presents information about outstanding and unexercised options held by our Named Executive Officers at March 31, 2011.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(3)(#)	Option Exercise Price ($)	Option Expiration Date(4)
(a)		(b)		(c)	(d)	(e)	(f)
Todd A. Adams	7/21/2006	13,683	(1)	—	—	$7.13	7/27/2014
	7/21/2006	27,036		3,461	4,109	19.94	7/21/2016
	4/19/2007	27,026		3,967	8,678	19.94	4/19/2017
	6/24/2008	8,235		6,480	6,885	40.00	6/24/2018
	7/30/2009	9,450		21,600	22,950	20.00	7/30/2019
	9/11/2009	21,000		48,000	51,000	20.00	9/11/2019
	10/29/2010	—		20,000	20,000	37.00	10/29/2020

Michael H. Shapiro	2/15/2010	4,500		18,000	22,500	20.00	2/15/2020

George C. Moore	10/25/2006	9,733		3,461	4,109	19.94	10/25/2016
	4/19/2007	16,380		5,824	12,740	19.94	4/19/2017

Praveen R. Jeyarajah	4/19/2007	37,950		5,571	12,186	19.94	4/19/2017
	10/29/2009	40,312		61,013	29,418	20.00	10/29/2019

(1)	Represents options granted by our predecessor to purchase common stock of RBS Global held by Mr. Adams which were converted into the right to purchase 13,683 shares of our common stock at a price per share of $7.13 in connection with the Apollo acquisition (“Roll-Over Options”).
(2)	Represents the unvested portion of the options granted to the Named Executive Officer under the 2006 Option Plan that vest based on continued employment in equal annual amounts on each of the first five anniversaries (or, in the case of the October 29, 2009 grant to Mr. Jeyarajah, the first three anniversaries) of the respective grant date.

(3)	Except in the case of the October 29, 2009 grant to Mr. Jeyarajah, represents the unvested portion of the options granted to the Named Executive Officer under the 2006 Option Plan that are subject to performance-based vesting over five years from the date of grant subject to the Company meeting certain specific performance targets in that five-year period, which include both annual and cumulative EBITDA and Debt Reduction targets. For the October 29, 2009 grant to Mr. Jeyarajah, the performance-based vesting occurs over a three-year period.
(4)	The option expiration date shown in column (f) above is the stated expiration date, and the latest date that the options may be exercised. The options may terminate earlier upon a termination of employment or in connection with a change in control of the Company.

Narrative to the Outstanding Equity Awards

Outstanding options currently consist of Roll-Over Options (described above) granted to Mr. Adams in connection with the Apollo acquisition and incentive-based and time-based options granted to Messrs. Adams, Shapiro, Moore and Jeyarajah pursuant to the 2006 Option Plan.

The options granted under the 2006 Option Plan may become fully vested immediately if Rexnord Corporation experiences certain liquidity events, such as certain business combinations or other events, as set forth in the 2006 Option Plan.

Option Exercises and Stock Vested in Fiscal 2011

No options were exercised by Named Executive Officers or stock vested in fiscal 2011.

Pension Benefits

None of the Company’s Named Executive Officers participated in any qualified or nonqualified defined-benefit pension plans as of March 31, 2011.

Nonqualified Deferred Compensation Table

The following table presents information regarding contributions to, earnings accrued under and distributions from our nonqualified defined contribution and other nonqualified deferred compensation plans during the fiscal year ended March 31, 2011.

Name	Plan Name	Executive Contribution in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)		(b)	(c)	(d)	(e)	(f)
Todd A. Adams	Signing Bonus Plan	$—	$—	$—	$—	$97,599
Michael H. Shapiro	—	—	—	—	—	—
George C. Moore	—	—	—	—	—	—
Praveen R. Jeyarajah	—	—	—	—	—	—

Narrative to the Nonqualified Deferred Compensation Table

Mr. Adams is a participant in the Rexnord Special Signing Bonus Plan (the “Signing Bonus Plan”). The Company established the Signing Bonus Plan effective July 21, 2006 to provide for a cash bonus to certain employees, directors, consultants and other service providers of the Company and its subsidiaries who agreed to provide services to the Company following the date of its adoption (which was the date of the July 2006 Apollo acquisition). Bonuses become payable to participants upon the earliest to occur of: (i) a change in control of the Company, (ii) the participant’s separation from service or (iii) a date specified in the participant’s plan participation letter, which for Mr. Adams is within 30 days after November 25, 2012. Bonus amounts are not credited with interest or other earnings. None of the other Named Executive Officers is a participant in the Signing Bonus Plan.

Employment-Related Agreements and Potential Payments Upon Termination or Change in Control

The Company generally does not enter into employment agreements with its domestic employees, including with its executive officers, because the Company believes that management and executives should be treated similarly to other employees and should be subject to at-will employment. Instead, the Company enters into employment offer letters to set forth the initial terms and conditions of employment, but generally without continuing obligations. The Company has, from time to time, entered into employment agreements with certain individuals, for example, in connection with acquisitions or significant transactions in order to retain key individuals; the Committee also regularly considers whether employment agreements should be adopted in view of then-current circumstances. The Company has not entered into an employment agreement with any of the Named Executive Officers.

Offer Letters. The Company, through its subsidiaries, has entered into employment offer letters with Messrs. Adams, Peterson and Jeyarajah, and had such letters with Messrs. Shapiro and Moore.

Mr. Adams and the Company executed an employment offer letter on April 2, 2008 in connection with his appointment as the Company’s Chief Financial Officer. In September 2009, Mr. Adams was appointed President and Chief Executive Officer, at which time, his annual base salary was increased and his target bonus under the MICP was set at 100% of his base salary.

Mr. Jeyarajah and the Company executed an employment offer letter on April 19, 2010 in connection with his appointment as Executive Vice President—Corporate & Business Development of the Company. Mr. Jeyarajah’s initial annual base salary was negotiated and, pursuant to his employment offer letter, was set at $400,000; he is eligible to participate in the MICP with an initial target bonus opportunity of 50% of base salary, to participate in other benefit programs of the Company and to receive grants of stock options under the 2006 Option Plan; and he receives reimbursement of reasonable office expenses for an office located in Washington, D.C. In addition, in connection with his appointment, Mr. Jeyarajah’s outstanding options to purchase shares of our common stock, which he received while serving as a director, were amended and restated to reflect his current position as Executive Vice President—Corporate & Business Development.

In connection with being promoted to Senior Vice President and Chief Financial Officer, Mr. Peterson executed an Offer Letter with the Company on November 4, 2011. The Offer Letter provides for, among other matters, an initial base salary of $300,000, an opportunity to participate in the MICP with a target bonus of 50% of his base salary, participation in other benefit programs, and an expectation that he would receive a grant of 20,000 stock options under the Company’s option plan when options are next granted.

In connection with being hired as Vice President and Chief Financial Officer, Mr. Shapiro executed an employment offer letter with the Company on February 1, 2010. The offer letter provided for, among other things, an initial base salary of $300,000; an opportunity to participate in the MICP with a target bonus of 50% of his base salary, to participate in other benefit programs and to receive grants of stock options under the 2006 Option Plan; and payment of relocation costs and expenses. As discussed elsewhere, Mr. Shapiro has since left the Company.

Mr. Moore and the Company executed an employment offer letter on July 27, 2006. The offer letter provided for an initial base salary of $400,000 for the first year of his employment and a base salary of $275,000 for the second year of his employment based on the transitioning out of his then role and responsibilities as Chief Financial Officer. The Company and Mr. Moore subsequently agreed to delay the reduction of Mr. Moore’s base salary for subsequent years of employment that was contemplated by the offer letter. For fiscal 2011, given his transitioning out of the Chief Financial Officer position, the Company adjusted Mr. Moore’s salary in accordance with the intent of the offer letter.

Other Potential Payments to the Named Executive Officers. Messrs. Adams, Shapiro, Moore and Jeyarajah are covered under a corporate severance policy that applies to our employees whose employment is involuntarily terminated under various conditions described in the plan document. Severance benefits under the policy generally include cash payments equal to weekly base salary for up to 52 weeks depending on the level of position and years of seniority and up to six months of COBRA subsidy for medical, dental and/or vision insurance, although specific amounts payable upon a termination of employment could and do vary depending on individual circumstances. The Company generally does not enter into severance or change in control agreements or other special arrangements with executive officers or employees because the Company believes the severance policy provides adequate support following a covered termination and that all employees should receive similar benefits (relative to their position) without special treatment; however, the Committee regularly reconsiders whether such agreements should be adopted, and may adjust in individual circumstances, in view of then-current circumstances. We maintain the corporate severance policy because we believe that it is appropriate to provide severance benefits to employees whose employment terminates in various circumstances and believe that doing so helps us attract and retain highly qualified employees.

In addition, upon a termination of employment or a change in control, Mr. Adams would be entitled to receive the $97,599 under the Signing Bonus Plan. The Signing Bonus Plan was established effective July 21, 2006 to provide for the award of a cash bonus to certain employees, directors, consultants and other service providers of the Company and its subsidiaries. All amounts under the Signing Bonus Plan are fully vested and payable to participants upon the earliest to occur of: (i) a change of control of the Company, (ii) the separation from service of the participant or (iii) a date specified for each participant (which is within 30 days after November 25, 2012 in the case of Mr. Adams).

Additionally, in the event of a change in control, the 2006 Option Plan permits the Committee to take one of a series of actions, including causing outstanding option grants to be subject to accelerated vesting or repurchase by the Company.

The following table sets forth the estimated current value of benefits that could be paid to our Named Executive Officers upon a termination without cause or a termination in connection with a change in control under the corporate severance policy and/or the terms of various benefits plans available to the Named Executive Officers. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the Named Executive Officers; the actual amounts would be known only at the time that they become eligible for payment and would be payable only if a termination event or change in control were to occur. The tables reflect the amounts that could be payable under the various arrangements if a termination event or change of control had occurred at March 31, 2011. The table does not include certain payments or benefits, such as limited post-termination health care benefits, that are generally otherwise available on a non-discriminatory basis to all U.S. salaried employees or that were earned irrespective of the termination.

Name	Cash ($)	Equity(1) ($)	Pension / Non-Qualified Deferred Compensation ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Termination Without Cause
Todd A. Adams	$400,000	$—	$97,599	—	—	—	$497,599
Michael H. Shapiro	155,769	—	—	—	—	—	155,769
George C. Moore	201,923	—	—	—	—	—	201,923
Praveen R. Jeyarajah	200,000	—	—	—	—	—	200,000

Termination in Connection with Change in Control
Todd A. Adams	400,000	2,785,221	97,599	—	—	—	3,282,820
Michael H. Shapiro (2)	155,769	688,500	—	—	—	—	844,269
George C. Moore	201,923	445,847	—	—	—	—	647,770
Praveen R. Jeyarajah	200,000	1,840,247	—	—	—	—	2,040,247

(1)

Upon a change in control, outstanding unvested stock options could become vested under the terms of the 2006 Option Plan. The amount shown represents the difference in value of the outstanding unvested options between their exercise price and the most recent annual valuation of the Company available at March 31, 2011 of $37.00 per share. In early June 2011, the results of the Company’s annual valuation by an independent third party resulted in the establishment of a valuation of $78.00 per share as at March 31, 2011. Using that per share amount, the amounts payable upon a hypothetical termination on March 31, 2011 in connection with a change of control, in respect of equity and the total, respectively, would have been $11,647,453 and $12,145,052 for Mr. Adams, $2,349,000 and $2,504,769 for Mr. Shapiro, $1,517,340 and $1,719,263 for Mr. Moore, and $6,275,969 and $6,475,969 for Mr. Jeyarajah. The amounts do not include the value of any options that have already vested at fiscal year end, even though the Named Executive Officer could receive the value of those options in connection with a termination, along with other already-earned compensation.
(2)	Mr. Shapiro left Rexnord on November 7, 2011. In connection with his departure, Rexnord and Mr. Shapiro entered into a Separation Agreement and Release that provides Mr. Shapiro with a separation payment of $193,846, payable in installments over 32 weeks, and an additional lump sum payment of $15,500, as well as other benefits consistent with Rexnord’s standard policies.

Other than the Signing Bonus Plan and a payout of outstanding unvested options upon a termination in connection with a change in control described above, upon a termination for any other reason (e.g., retirement, death, disability, voluntary termination), the Named Executive Officers would receive payments and benefits, if any, under the corporate severance policy, as well as the right to the value of already vested stock options, both of which are generally available on a non-discriminatory basis to all other U.S. salaried employees, and would not receive any other payments or benefits that are generally not available on a non-discriminatory basis to all other U.S. salaried employees.

Director Compensation

The table below summarizes the compensation we paid to persons who were non-employee directors of the Company for the fiscal year ended March 31, 2011.

Name	Fees earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George M. Sherman	$298,000	$—	$—	$—	$—	$—	$298,000
Laurence M. Berg	48,000	—	—	—	—	—	48,000
Peter P. Copses	47,000	—	—	—	—	—	47,000
Damian J. Giangiacomo	47,000	—	—	—	—	—	47,000
Steven Martinez	46,000	—	—	—	—	—	46,000
John S. Stroup	49,000	—	—	—	—	—	49,000

(1)	No options were granted to non-employee directors in fiscal 2011. The following table presents the aggregate number of outstanding unexercised options (including, in the case of Messrs. Sherman and Stroup, options that have not yet vested) held by each of our non-employee directors as of March 31, 2011.

Director	Number of Options Outstanding
George M. Sherman (*)	831,144
Laurence M. Berg	10,000
Peter P. Copses	10,000
Damian J. Giangiacomo	10,000
Steven Martinez	10,000
John S. Stroup	4,500

(*)	These include options granted to Mr. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC, entities over which Mr. Sherman has sole voting and dispositive power.

Narrative to Directors’ Compensation Table

In fiscal 2011, we paid certain fees to our non-employee directors. In addition, directors are eligible to receive equity-based awards from time to time on a discretionary basis. Directors who are also employees of the Company receive no additional compensation for their service as directors. In fiscal 2011, Mr. Jeyarajah was a non-employee director of the Company until his appointment as Executive Vice President—Corporate & Business Development in April 2010; however, in accordance with Company policy, he did not receive any fees for his service on the board during fiscal 2011. See the executive compensation disclosures above for information related to Mr. Jeyarajah’s compensation in fiscal 2011.

In fiscal 2011, Messrs. Sherman, Berg, Copses, Giangiacomo and Martinez each received an annual cash retainer of $40,000, paid quarterly after each fiscal quarter of service, and a fee of $2,000 for each board meeting attended in person. With respect to Messrs. Berg, Copses, Giangiacomo and Martinez (i.e., the directors appointed by Apollo), the amount of fees are set forth in the stockholders agreements executed at the time of the Apollo transaction. Fifty percent of the meeting fee is paid for board meetings attended by teleconference. Mr. Stroup receives annual cash compensation comprised of (i) a $35,000 annual fee, (ii) fees of $2,500 per board meeting attended and (iii) committee attendance fees of $1,000 per meeting. In addition, in fiscal 2011, Mr. Sherman received a fee of $250,000 for his service as Chairman of the Board. The cash retainer and meeting and chairmanship fees paid to non-employee directors described above will remain the same for fiscal 2012.

On July 22, 2006, we entered into the Cypress agreement, as described in Note 17 to our audited consolidated financial statements included elsewhere in this prospectus. Under the terms of the agreement, options to purchase 130,743 and 165,244 shares of our common stock were granted to Cypress and Mr. Sherman, respectively. Pursuant to the 2006 Option Plan, 50% of the options vest based on continued service in equal annual amounts on the first five anniversaries of February 7, 2007, the date of the Zurn acquisition, and the remaining 50% of the options are subject to performance-based vesting over five years, subject to the Company meeting certain specific annual and cumulative corporate financial performance targets in each of the fiscal years 2008 through 2012. Under the agreement, Mr. Sherman is also entitled to reimbursement for all reasonable travel and other expenses incurred in connection with our business. In order that the Company could grant additional options under the 2006 Option Plan, in October 2009, at the request of Cypress, the Company cancelled Cypress’ options to purchase 130,743 shares of our common stock and all rights thereunder.

PRINCIPAL STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of November 15, 2011, and after giving effect to the offering, for:

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

•	each of our current executive officers and our other Named Executive Officers in the Summary Compensation Table;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The percentage of ownership indicated before this offering is based on 16,029,719 shares of common stock outstanding on November 15, 2011. The percentage of ownership indicated after this offering is based on              shares, including the shares offered by this prospectus and assuming no exercise of options outstanding after November 15, 2011.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of November 15, 2011 and not subject to repurchase as of that date are deemed outstanding for the purpose of calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for the purpose of calculating the percentage of outstanding shares owned by any other person. Unless otherwise noted, the business address for each director and executive officer is 4701 West Greenfield Avenue, Milwaukee, Wisconsin 53214.

Name of Beneficial Owner			Ownership	Percentage Before the Offering	Percentage After Giving Effect to the Offering
Apollo Management, L.P.	(1)		15,027,277	93.7%
George M. Sherman	(2)		1,489,481	8.9%
Todd A. Adams	(3)		170,586	1.1%
Mark W. Peterson	(4)		6,957	*
Praveen R. Jeyarajah	(5)		131,352	*
Laurence M. Berg	(6	)(10)	10,000	*
Peter P. Copses	(7	)(10)	10,000	*
Damian J. Giangiacomo	(8	)(10)	10,000	*
Steven Martinez	(9	)(10)	10,000	*
John S. Stroup	(11)		3,000	*
Current directors and executive officers as a group (9 persons)	(12)		1,871,882	10.9%
Michael H. Shapiro	(13)		9,000	*
George C. Moore	(14)		113,789	*

*	Indicates less than one percent
(1)

Represents 7,883,506 shares of our common stock owned by Rexnord Acquisition Holdings I, LLC (“Rexnord I”) and 7,143,771 shares of our common stock owned by Rexnord Acquisition Holdings II, LLC (“Rexnord II”). Apollo Management VI, L.P. (“Management VI”) is the manager of Rexnord I and Rexnord II. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, and Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo

Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Holdings GP”) is the general partner of Management Holdings. Apollo Investment Fund VI, L.P. (“AIF VI”) is the sole member of Rexnord I. Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Principal Holdings I, L.P. (“Principal I”) is the sole member and manager of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I. Leon Black, Joshua Harris and Marc Rowan serve as the managers of Holdings GP and Principal I GP, and as such effectively have the power to exercise voting and investment control with respect to the shares of our common stock held of record by Rexnord I and Rexnord II. The address of each of Rexnord I, Rexnord II, AIF VI, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Holdings GP, and of Messrs. Black, Harris and Rowan, is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, NY 10019.
(2)	Includes 131,877 shares held by Mr. Sherman and 559,509 shares held by Cypress Industrial Holdings, LLC, over which Mr. Sherman has sole voting and dispositive power. Includes options to purchase 577,083 and 221,012 shares held by Mr. Sherman and Cypress Industrial Holdings, LLC, respectively, over which Mr. Sherman has sole voting and dispositive power.
(3)	Represents options to purchase 170,586 shares held by Mr. Adams.
(4)	Represents options to purchase 6,957 shares held by Mr. Peterson.
(5)	Includes options to purchase 101,221 shares held by Mr. Jeyarajah.
(6)	Represents options to purchase 10,000 shares held by Mr. Berg.
(7)	Represents options to purchase 10,000 shares held by Mr. Copses.
(8)	Represents options to purchase 10,000 shares held by Mr. Giangiacomo.
(9)	Represents options to purchase 10,000 shares held by Mr. Martinez.
(10)	Each of Messrs. Berg, Copses, Giangiacomo and Martinez is affiliated with Apollo as a partner or senior partner of Apollo or one of its affiliates, and as such may be deemed a beneficial owner of the shares owned by Rexnord I and Rexnord II. Each such person disclaims beneficial ownership of any such shares. The address of each such person and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, NY 10019.
(11)	Represents options to purchase 3,000 shares held by Mr. Stroup.
(12)	Includes an aggregate of options to purchase 1,150,365 shares held by all of our directors and executive officers as a group.
(13)	Represents options to purchase 9,000 shares held by Mr. Shapiro. Mr. Shapiro left Rexnord on November 7, 2011.
(14)	Includes 1,800 shares transferred by Mr. Moore to his children, over which Mr. Moore has sole voting power. Also includes options to purchase 37,138 shares held by Mr. Moore. Mr. Moore ceased being deemed an executive officer on November 7, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As a public company we will ensure that all material transactions with related parties are fair, reasonable and in our best interest. In this regard the audit committee charter shall provide that that committee will review all material transactions between us and related parties to determine that such transactions meet that standard. Management shall not cause the Company to enter into any new related-party transaction unless the audit committee approves that transaction.

Management Services Fee

We have a management services agreement with an affiliate of Apollo for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to our business. Under the terms of the agreement, which became effective July 22, 2006 (and was amended and restated on February 7, 2007), we incurred $3.0 million of costs in each of the years ended March 31, 2009, 2010, and 2011, plus out-of-pocket expenses in each period. This agreement will remain in effect until the twelfth anniversary of the date of the amended agreement (unless extended pursuant to the terms thereof), or such earlier time as we and Apollo or its affiliates may mutually agree. Upon the consummation of this offering, we and Apollo and its affiliates intend to terminate the management consulting agreement, and in connection with the termination Apollo or its affiliates will receive $15.0 million from us. Such payment was negotiated as a reduced amount in lieu of the one-time termination fee of $20.5 million that Apollo otherwise would be entitled to receive under the management consulting agreement, corresponding to the present value of the aggregate annual fees that would have been payable during the remainder of the term of the agreement (assuming a twelve-year term from the date of the amended agreement). The amount was calculated using a discount rate having a final maturity date that is closest to the twelfth anniversary of the date of the amended agreement.

Consulting Services

We have had a management consulting agreement (the “Cypress Agreement”) with Mr. George Sherman, our Chairman of the Board, and two entities controlled by Mr. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC (collectively, “Cypress”), since July 21, 2006. Effective February 7, 2007, the Cypress Agreement was amended and restated. The amended and restated agreement provides that Mr. Sherman has a right to serve as our Non-Executive Chairman of the Board. The amended and restated agreement also eliminated the annual consulting fees payable to Mr. Sherman and/or Cypress, but maintained provisions for the reimbursement of certain out-of-pocket expenses incurred in connection with performing the agreement. During fiscal 2009, 2010 and 2011, Mr. Sherman did not receive consulting fees under the Cypress Agreement; he did, however, receive fees in fiscal 2010 and 2011 for serving on our board of directors, including $250,000 annually for serving as Chairman of the Board. In addition, Mr. Sherman and Cypress also received non-qualified stock options in fiscal 2008 under the agreement. Options to purchase 130,743 shares of our common stock previously granted to Cypress in connection with the Cypress agreement were cancelled at Cypress’ request, in October 2009. See “Director Compensation” and Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

During the years ended March 31, 2009, 2010 and 2011, we paid fees of approximately $1.1 million, $0.7 million and $0.4 million, respectively, for consulting services provided by Next Level Partners, L.L.C. (“NLP”), an entity that is controlled by certain of our minority stockholders. NLP provided consulting services to us related primarily to lean manufacturing processes, consolidation and integration of operations, strategic planning and recruitment of managers and executives.

Stockholders’ Agreements

In connection with the consummation of the Apollo transaction, we entered into two separate stockholders’ agreements—one with Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC (together with Rexnord Acquisition Holdings I, LLC, the “Apollo Holders”) and certain other of our stockholders, and the other with the Apollo Holders, George M. Sherman and Cypress (collectively, the “Stockholders’ Agreements”).

Pursuant to the Stockholders’ Agreements, (1) so long as the Apollo group owns any shares of our common stock it has the right to nominate a majority of our directors and (2) Mr. Sherman has the right to serve as a director until he resigns as a director or ceases to serve under the consulting agreement with Cypress. All terms of the Stockholders’ Agreements (including the board nomination rights), will terminate upon the consummation of the offering contemplated hereby with the exception of the registration rights provisions described below.

Under the terms of the Stockholders’ Agreements, we have agreed to register shares of our common stock owned by affiliates of the Apollo Holders under the following circumstances:

•

Demand Registration Rights. At any time upon the written request from the Apollo Holders, we will use our best efforts to register as soon as possible, but in any event within 90 days, our restricted shares specified in such request for resale under the Securities Act, subject to customary cutbacks. The Apollo Holders have the right to make two such written requests in any 12-month period. We may defer a demand registration by up to 90 days if our board of directors determines it would be materially adverse to us to file a registration statement.

•

Piggyback Rights. If at any time we propose to register restricted shares under the Securities Act (other than on Form S-4 or Form S-8), prompt written notice of our intention shall be given to each stockholder. If within 15 days of delivery of such notice, stockholders elect to include in such registration statement any restricted shares such person holds, we will use our best efforts to register all such restricted shares. We will also include all such restricted shares in any demand registration or registration on Form S-3, subject to customary cutbacks.

•

Registrations on Form S-3. The Apollo Holders may request in writing an unlimited number of demand registrations on Form S-3 of its restricted shares. At any time upon the written request from the Apollo Holders, prompt written notice of the proposed registration shall be given to each stockholder. Within 15 days of delivery of such notice, the stockholders may elect to include in such registration statement any restricted shares such person holds, subject to customary cutbacks.

•

Holdback. In consideration of the foregoing registration rights, each stockholder has agreed not to transfer any restricted shares without our prior written consent for a period not to begin more than 10 days prior to the effectiveness of the registration statement pursuant to which any public offering shall be made and not to exceed 180 days following the consummation of this offering (or 90 days in the case of other public offerings).

Nominating Agreement

We intend to enter into an agreement with Apollo pursuant to which Apollo will have the right, at any time until Apollo no longer beneficially owns at least 50.1% of our outstanding common stock, to require us to increase the size of our board of directors by such number that, when added to the number of directors designated by Apollo, would constitute a majority of our board of directors, and to fill those vacancies with directors nominated by Apollo. Until such time as Apollo no longer beneficially owns at least 50.1% of our outstanding common stock, Apollo will have the right to nominate four designees to our board of directors. After Apollo no longer beneficially owns at least 50.1% of our outstanding common stock, but until such time as Apollo no longer beneficially owns at least 33 1/3% of our outstanding common stock, Apollo will have the right to nominate three designees to our board of directors.

Debt Transactions and Purchases of Debt Securities

From time to time, Apollo and our directors and executive officers have purchased debt securities from, or financed borrowings involving, us. The following paragraphs describe any such transactions that occurred during the last three fiscal years.

During fiscal 2010, Cypress, an entity controlled by Mr. Sherman, purchased approximately $2.1 million (approximately $2.5 million face value or 0.8% of the total commitment) of our senior subordinated notes due 2016.

During fiscal 2010, Mr. Adams, a director and our President and Chief Executive Officer, purchased approximately $0.1 million (approximately $0.1 million face value or 0.1% of the total commitment) of our senior subordinated notes due 2016.

During fiscal 2010, Mr. Jeyarajah, while he was an employee of Cypress and a director, purchased approximately $0.2 million (approximately $0.2 million face value or 0.1% of the total commitment) of our senior subordinated notes due 2016. In April 2010, Mr. Jeyarajah became our Executive Vice President—Corporate & Business Development and ceased his employment with Cypress.

During fiscal 2009, Cypress purchased approximately $0.5 million (approximately $0.6 million face value or 0.2% of the total commitment) of our senior subordinated notes due 2016.

During fiscal 2009, Mr. Sherman purchased approximately $2.0 million (approximately $3.0 million face value or 0.6% of the total commitment) of our PIK toggle senior indebtedness, all of which was extinguished in the first quarter of fiscal 2012. Mr. Sherman received $3.9 million upon the extinguishment.

During fiscal 2009, Mr. Jeyarajah purchased approximately $0.2 million (approximately $0.3 million face value or 0.1% of the total commitment) of our senior subordinated notes due 2016.

During fiscal 2009, Mr. Moore, our Executive Vice President and at that time an executive officer, purchased approximately $0.3 million (approximately $0.4 million face value or 0.1% of the total commitment) of our senior subordinated debt due 2016.

Apollo previously owned our senior subordinated notes due 2016 from February 2008 to August 2009. The largest aggregate principal amount of such notes held by Apollo during that period was $10.0 million. During the period of ownership, we paid Apollo $1.6 million in interest under the senior subordinated notes due 2016. During fiscal 2010, Apollo sold all of the senior subordinated notes due 2016 held by it to a third party.

Apollo previously owned our PIK toggle senior indebtedness from February 2008 to October 2009. The largest aggregate principal amount of such indebtedness held by Apollo during that period was $43.8 million. During the period of ownership, we paid Apollo $43.8 million and made no cash payments of interest under our PIK toggle senior indebtedness; however, Apollo did receive $3.7 million and $3.3 million of in-kind interest on such indebtedness in fiscal 2009 and fiscal 2010, respectively, which was paid in accordance with terms of the credit agreement and the indenture for the PIK toggle senior indebtedness by issuing additional PIK toggle senior indebtedness on the interest payment dates at the rates set forth in the respective governing document. During fiscal 2010, we purchased all $43.8 million of outstanding face value of PIK toggle senior indebtedness owned by Apollo for $28.0 million in cash in an open market purchase (the purchase price of the notes was based on indicative market values for similar issuers).

As of March 31, 2011, Apollo owned none of our outstanding indebtedness.

Other

Our engineering and sourcing center in Zhuhai, China has an agreement with Bath Acquisition Corp. (“Bath”) (the former bath segment of Jacuzzi Brands, Inc., which was subsequently purchased by an Apollo affiliate) to perform certain sourcing, engineering and product development services that are reimbursed based on the actual costs we incur. We earned $0.4 million, $0.2 million and $0.1 million during fiscal 2009, 2010 and 2011, respectively, for services rendered under this agreement. At March 31, 2011, we had an outstanding receivable from Bath in the amount of $0.1 million.

Further, in connection with the Zurn acquisition, we, through one or more of our subsidiaries, incurred certain payroll and administrative costs on behalf of Bath and received during the year ended March 31, 2009 approximately $0.9 million of reimbursements from Bath. As of March 31, 2009, we had fully transitioned the payment of these costs to Bath and have been fully reimbursed for all costs incurred on its behalf.

DESCRIPTION OF CAPITAL STOCK

Upon completion of the offering, our authorized capital stock will consist of             shares of common stock and              shares of preferred stock, the rights and preferences of which may be designated by the board of directors. As of                     , 2011, there were            shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of                     , 2011, there were             holders of record of our common stock.

The discussion below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted for action by the stockholders. There will be no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock will be able to, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

Dividend Rights. All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. Our senior secured credit facilities and other debt instruments may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Registration Rights. Under the terms of the Stockholders’ Agreements, we have agreed to register shares of our common stock owned by affiliates of Apollo under certain circumstances. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements” for more detail regarding these registration rights.

Other Matters. The holders of our common stock will have no preemptive or conversion rights, and our common stock will not be subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors, without further stockholder approval, will be able to issue, from time to time, up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Delaware General Corporation Law (the “DGCL”). Our certificate of incorporation and bylaws will contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or replace our current management.

“Blank Check” Preferred Stock. Our certificate of incorporation will authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive.

Classified Board. Our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. See “Management—Board of Directors.”

Removal of Directors; Vacancies. Our stockholders will be able to remove directors only for cause upon the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors. Until Apollo no longer beneficially owns at least 50.1% of our outstanding common stock, certain vacancies caused by an increase in the size of the board of directors must be filled by the directors nominated by Apollo then in office. In addition, until Apollo no longer owns at least 33 1/3% of our outstanding common stock, the removal of a director nominated by Apollo must be filled by the directors nominated by Apollo then in office. See “Certain Relationships and Related Party Transactions—Nominating Agreement.”

No Cumulative Voting. Our certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our bylaws will not permit stockholder action without a meeting by consent if less than 50.1% of our outstanding common stock is beneficially owned by Apollo. They also will provide that if less than 50.1% of our outstanding common stock is beneficially owned by Apollo, special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 150th day prior to such meeting and not later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. These provisions generally do not apply to nominations of directors by Apollo.

Board of Directors. If Apollo or its affiliates beneficially own at least 50.1% of our common stock, Apollo will have the right to require the board of directors to be expanded and the directors nominated by Apollo then in office will have the right to nominate directors to fill these vacant seats. See “Certain Relationships and Related Party Transactions—Nominating Agreement.”

Business Combinations. Until such time as Apollo no longer beneficially owns at least 33 1/3% of the total number of shares of our common stock outstanding at any time, the approval of a majority of a quorum of the members of our board of directors, which must include the approval of the majority of the directors nominated by Apollo voting on the matter, will be required for a consolidation or merger with or into any other entity, or a transfer (by lease, assignment, sale or otherwise) of all or substantially all of our assets to another entity and other business combinations.

Delaware Takeover Statute. Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This certificate of incorporation provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate and bylaws also generally provide that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

We currently maintain liability insurance for our directors and officers. In addition, certain of our directors are also insured under Apollo’s professional liability insurance policies and may be indemnified under Apollo’s bylaws or other constitutive documents.

Our certificate of incorporation and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change in control of Rexnord Corporation.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

•

we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Our certificate of incorporation will require us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws will provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Corporate Opportunity

Our certificate of incorporation will provide that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo or any of its members, directors, employees or other affiliates (the “Apollo Group”) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. The renouncement does not apply to any business opportunities that are presented to an Apollo Group member solely in such person’s capacity as a member of our board of directors and with respect to which no other member of the Apollo Group independently receives notice or otherwise identifies such business opportunity prior to us becoming aware of it, or if the business opportunity is initially identified by the Apollo Group solely through the disclosure of information by or on behalf of us.

Forum Selection

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of ours to us or to our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in our capital stock will be deemed to have notice of and consent to this forum selection provision.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Listing

We will apply to list the common stock on the New York Stock Exchange under the symbol “RXN.”

DESCRIPTION OF INDEBTEDNESS

We are a holding company and had no material direct obligations outstanding as of October 29, 2011. Our principal operating subsidiaries, RBS Global and Rexnord LLC, have substantial obligations. We summarize below the principal terms of the agreements that govern certain of our existing indebtedness. This summary is not a complete description of all of the terms of the agreements and we urge you to read the entirety of the agreements that govern our indebtedness because it is those agreements in their entirety and not these summaries that govern our indebtedness.

Senior Secured Credit Facilities

On October 5, 2009, RBS Global and Rexnord LLC entered into an Amended and Restated Credit Agreement amending and restating their credit agreement dated as of July 21, 2006 (as amended, restated or supplemented from time to time, the “Credit Agreement”). The senior secured credit facilities under the Credit Agreement are funded by a syndicate of banks and other financial institutions and provide for loans of up to $990.0 million, consisting of (i) a $810.0 million term loan facility (consisting of B1 and B2 tranches) with a maturity date of July 19, 2013, all of which has been drawn and of which $760.5 million was outstanding at October 29, 2011; and (ii) a $180.0 million revolving credit facility with a maturity date of July 19, 2013 and borrowing capacity available for letters of credit and for borrowings on a same-day notice (referred to as swingline loans), of which $89.8 million was drawn and $41.5 million was considered utilized in connection with outstanding letters of credit at October 29, 2011.

The senior secured credit facilities, among other things: (i) allow for one or more future issuances of secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the senior secured credit facilities, so long as, in each case, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans under the senior secured credit facilities at par; (ii) subject to the requirement to make such offers on a pro rata basis to all lenders, allow RBS Global and Rexnord LLC to agree with individual lenders to extend the maturity of their terms loans or revolving commitments, and/or to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension; and (iii) allow for one or more future issuances of additional secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the senior secured credit facilities, in an amount not to exceed the amount of incremental facility availability under the senior secured credit facilities.

Interest Rate and Fees. The borrowings under the term loan facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the federal funds effective rate plus 1/2 of 1% and (2) the prime rate determined from time to time by Credit Suisse or (b) a Eurocurrency rate determined by reference to an annual interest rate equal to (x) the LIBOR rate in effect for a given interest period divided by (y) one minus a statutory reserve applicable to such borrowing. The applicable margin for our B1 tranche term loan is determined by reference to our corporate credit ratings from time to time, while the applicable margin for our B2 tranche term loan is determined by reference to our senior secured leverage ratio as in effect from time to time. The applicable margin with respect to “Other Revolving Loans” made pursuant to the extended commitments memorialized in that certain Loan Modification Agreement and Permitted Amended dated as of October 5, 2009 among RBS Global, Rexnord LLC and Credit Suisse AG, Cayman Islands Branch, is 4.00%. The weighted average interest rate of the outstanding term loans at October 29, 2011 was 3.71%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, RBS Global and Rexnord LLC are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. RBS Global and Rexnord LLC also pay customary letter of credit and agency fees.

Prepayments. The senior secured credit facilities require RBS Global and Rexnord LLC to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage may be reduced to 25% or zero upon the achievement and maintenance of certain senior secured leverage ratios) of excess cash flow (as defined in the Credit Agreement);

•	100%, or, in certain cases, 90% (which percentages may be reduced to zero upon the achievement of a certain senior secured leverage ratio) of the net cash proceeds of certain incurrences of debt; and

•

100% (which percentage may be reduced to zero upon the achievement of a certain senior secured leverage ratio) of the net cash proceeds of most non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months (and, if so committed, in the event that such contract has been terminated), subject to certain limitations.

As of October 29, 2011, the remaining mandatory principal payments prior to maturity on the term loan B1 and B2 facilities are $1.2 million and $3.5 million, respectively. Our subsidiaries have fulfilled all mandatory principal payments prior to maturity on the B1 facility through March 31, 2013. Principal payments of $0.5 million are scheduled to be made at the end of each quarter until June 30, 2013 on the B2 facility.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to Eurocurrency loans.

Amortization. During the fiscal year ended March 31, 2011, we made four quarterly principal payments on the B2 facility of $0.5 million at the end of each quarter. Principal payments of $0.5 million are scheduled to be made at the end of each quarter until June 30, 2013 on the B2 facility. The only scheduled principal payment on the B1 facility prior to maturity is a $1.175 million payment due on June 30, 2013. All amounts remaining under both the B1 facility and the B2 facility will be due and payable on July 19, 2013. As of October 29, 2011, the remaining scheduled amortization payments on the B2 facility prior to maturity total $3.5 million.

All amounts outstanding under the revolving credit facility will be due and payable in full, and the commitments thereunder will terminate, on July 19, 2013.

Guarantee and Security. All obligations under the senior secured credit facilities are unconditionally guaranteed by Chase Acquisition I, Inc. and, subject to certain exceptions, each of RBS Global’s existing and future direct and indirect domestic subsidiaries, which we refer to collectively as “U.S. Guarantors.”

All obligations under the senior secured credit facilities, and the guarantees of those obligations (as well as certain interest-hedging or other swap agreements) are secured by substantially all of the assets of RBS Global and its consolidated subsidiaries as well as those of Chase Acquisition I, Inc. and each U.S. Guarantor, including, but not limited to, the following and subject to certain exceptions:

•

a pledge of all of equity interests of RBS Global and its consolidated subsidiaries by Chase Acquisition I, Inc., a pledge of 100% of the equity interests of all U.S. Guarantors and a pledge of 65% of the voting equity interests of certain of RBS Global’s foreign subsidiaries; and

•

a first priority security interest in substantially all of the tangible and intangible assets of RBS Global and its consolidated subsidiaries, as well as those of Chase Acquisition I, Inc. and each U.S. Guarantor.

Certain Covenants and Events of Default. The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, RBS Global’s ability, and the ability of its subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase its capital stock;

•	make payments, redemptions or repurchases in respect of subordinated debt (including the 2016 senior subordinated notes);

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in certain mergers or consolidations;

•	enter into sale-and-leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing its indebtedness;

•	make capital expenditures;

•	enter into hedging agreements;

•	amend its organizational documents;

•	change the business conducted by it and its subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the revolving credit facility requires RBS Global and its consolidated subsidiaries to maintain a maximum consolidated senior secured bank leverage ratio. The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Senior Subordinated Notes Due 2016

On July 21, 2006, RBS Global and Rexnord LLC, as joint obligors, issued $300.0 million in aggregate principal amount of senior subordinated notes (referred to as the “2016 senior subordinated notes”), all of which was outstanding as of March 31, 2011.

The 2016 senior subordinated notes are unsecured, senior subordinated obligations and are guaranteed on an unsecured, senior subordinated basis by each of the subsidiaries of RBS Global that guarantees its senior secured credit facilities, its 8.875% senior notes due 2016 and its 8.50% senior notes due 2018. The 2016 senior subordinated notes will mature on August 1, 2016.

The 2016 senior subordinated notes bear interest at a rate of 11.75% per annum, payable on each February 1 and August 1.

RBS Global and Rexnord LLC may redeem the 2016 senior subordinated notes at their option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2011	105.875%
2012	103.917%
2013	101.958%
2014 and thereafter	100.000%

The senior subordinated note indenture allows RBS Global and Rexnord LLC to incur certain permitted indebtedness (as set forth therein), which includes all amounts borrowed under their senior secured credit facilities, in an amount not to exceed $805.0 million. The indenture also allows RBS Global and Rexnord LLC to incur additional debt as long they can satisfy the fixed charge coverage ratio of the senior subordinated note indenture after giving effect thereto on a pro forma basis.

The senior subordinated note indenture also contains covenants limiting dividends, investments, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and requires RBS Global and Rexnord LLC to make an offer to purchase such notes at 101% of the principal amount thereto upon the occurrence of a change in control, as defined in the senior subordinated note indenture, and upon the occurrence of certain asset sales. These covenants are subject to a number of important qualifications. The senior subordinated note indenture does not impose any limitation on the incurrence by RBS Global and Rexnord LLC of liabilities that are not considered “indebtedness” under the senior subordinated note indenture, such as certain sale/leaseback transactions; nor does the senior subordinated note indenture impose any limitation on the amount of liabilities incurred by RBS Global and Rexnord LLC subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the senior subordinated note indenture).

The Company intends to use a portion of the proceeds of this offering to redeem the 2016 senior subordinated notes.

Senior Notes Due 2018

On April 28, 2010, RBS Global and Rexnord LLC, as joint obligors, issued $1,145.0 million in aggregate principal amount of senior notes (referred to as the “2018 notes”), all of which was outstanding as of March 31, 2011. The 2018 senior notes are unsecured, senior obligations and are guaranteed on an unsecured, senior basis by each of the subsidiaries of RBS Global that guarantees RBS Global’s senior secured credit facilities, the 8.875% senior notes due 2016, and the 2016 senior subordinated notes. The 2018 notes will mature on May 1, 2018.

The 2018 notes bear interest at a rate of 8.50% per annum, payable on each May 1 and November 1.

On or after May 1, 2014, RBS Global and Rexnord LLC may redeem the 2018 notes at their option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on May 1 of the years set forth below:

Period	Redemption Price
2014	104.250%
2015	102.125%
2016 and thereafter	100.000%

In addition, prior to May 1, 2014, RBS Global and Rexnord LLC may redeem the 2018 notes at their option, in whole at any time or in part from time to time, upon not less than 30 or more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the 2018 notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to May 1, 2013, RBS Global and Rexnord LLC may redeem in the aggregate up to 35% of the original aggregate principal amount of the initial and additional 2018 notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or Rexnord LLC or (2) by any direct or indirect parent of RBS Global or Rexnord LLC, at a redemption price (expressed as a percentage of principal amount thereof) of 108.500%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The 2018 notes indenture allows RBS Global and Rexnord LLC to incur certain permitted indebtedness (as set forth therein) without restriction, which includes all amounts borrowed under the senior secured credit facilities up to an aggregate principal amount of $805 million plus an aggregate additional principal amount of secured indebtedness so long as they can satisfy the secured indebtedness leverage ratio of the indenture after giving effect thereto on a pro forma basis. The indenture also allows them to incur additional debt as long they can satisfy the fixed charge coverage ratio of the indenture after giving effect thereto on a pro forma basis.

The 2018 note indenture also contains covenants limiting dividends, investments, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and requires RBS Global and Rexnord LLC to make an offer to purchase such notes at 101% of the principal amount thereto upon the occurrence of a change in control, as defined in the 2018 note indenture, and upon the occurrence of certain asset sales. These covenants are subject to a number of important qualifications. The 2018 note indenture does not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the 2018 note indenture, such as certain sale/leaseback transactions; nor does the 2018 note indenture impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the 2018 note indenture).

Accounts Receivable Securitization Program

On May 20, 2011, we entered into a five-year Amended and Restated Receivables Funding and Administration Agreement (the “RFAA”) by and among Rexnord Funding LLC (“Funding,” a wholly-owned bankruptcy-remote special purpose subsidiary), the financial institutions from time to time party thereto, and General Electric Capital Corporation, as a lender, a swing line lender and administrative agent (“GECC”). The RFAA, which amended and restated in its entirety a facility entered into in 2007, is the principal operative agreement under which certain subsidiaries continuously sell substantially all of their domestic trade accounts receivable to Funding for cash and subordinated notes (the “Program”). Funding in turn may obtain revolving loans and letters of credit from GECC under the RFAA. The maximum borrowing amount under the RFAA is $100.0 million, subject to certain eligibility requirements related to the amount and type of receivables owned by Funding; the RFAA also contains an “accordion” provision pursuant to which Funding can request that the facility be increased by $75.0 million. All of the receivables purchased by Funding are pledged as collateral for revolving loans and letters of credit obtained from GECC under the RFAA.

The Program does not qualify for sale accounting under ASC 860, Transfers and Servicing (“ASC 860”), and as such, any borrowings are accounted for as secured borrowings on the consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in the consolidated statement of operations if revolving loans or letters of credit are obtained under the RFAA.

Borrowings under the RFAA bear interest at a rate equal to LIBOR plus 2.25%. Outstanding borrowings mature on May 20, 2016. In addition, a non-use fee of 0.50% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a monthly basis.

At October 29, 2011, our available borrowing capacity under the Program was $25.0 million. Additionally, the Program requires compliance with certain covenants and performance ratios contained in the RFAA. As of October 29, 2011, Funding was in compliance with all applicable covenants and performance ratios.

Other Indebtedness

At October 1, 2011, various other wholly owned subsidiaries had outstanding debt of $7.8 million, comprised primarily of borrowings at various foreign subsidiaries and capital lease obligations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of             shares of our common stock outstanding, excluding shares reserved at                     , 2011 for issuance upon exercise of options that have been granted under our 2006 Option Plan and our 2011 Incentive Plan (                  of which were exercisable at such date). Of these shares, the             shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Stock Option Plan

Following the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act with the SEC to register             shares of our common stock issued or reserved for issuance under our 2006 Option Plan and             shares of our common stock reserved for issuance under our 2011 Incentive Plan. As of                     , 2011, we have granted options to purchase             shares of our common stock, of which             shares are vested and exercisable. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and certain other existing security holders, have agreed not to sell or transfer any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting—No Sales of Similar Securities” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Pursuant to the Stockholders’ Agreements, we have granted Apollo demand registration rights and we have granted Apollo and certain of our management stockholders incidental registration rights, in each case, with respect to certain shares of common stock owned by them. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.”

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders (as defined below) who purchase our common stock pursuant to this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, or a partnership (or any entity treated as a partnership for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders subject to the alternative minimum tax, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a straddle, constructive sale or conversion transaction). In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Information Reporting and Backup Withholding

As discussed above, we currently have no plans to pay regular dividends on our common stock. In the event that we do pay dividends, generally we must report annually to the Internal Revenue Service (the “IRS”) and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form W-8BEN or W-8ECI (as applicable) or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except that information reporting (but generally not backup withholding) may apply to payments if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, and any excess refunded, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislation Relating to Foreign Accounts

Recently enacted rules require the reporting to the IRS of direct and indirect ownership of foreign financial accounts and certain foreign entities by U.S. persons. Failure to provide this required information can result in a thirty percent (30%) withholding tax on certain payments made after December 31, 2012 including U.S.-source dividends and gross proceeds from the sale or other disposition of stock issued by U.S. persons, such as the Company. Because the IRS has not yet issued final regulations with respect to these new rules, their scope remains unclear and potentially subject to material change. Prospective Non-U.S. Holders are advised to consult their tax advisors regarding this new reporting and withholding regime, in light of their particular circumstances.

Dividends

As discussed above, we currently have no plans to make distributions of cash or other property on our common stock. In the event that we do make distributions of cash or other property on our common stock, generally such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain from the sale of our common stock.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if required by an applicable income tax treaty, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides us or our paying agent with certain forms, including IRS Form W-8ECI (or any successor form), and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation and receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

Under applicable U.S. Treasury regulations, a non-U.S. holder is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty (including providing us or our paying agent with an IRS Form W-8BEN certifying such non-U.S. holder’s entitlement to benefits under a treaty).

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

We believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Robert W. Baird & Co. Incorporated
Lazard Capital Markets LLC
BMO Capital Markets Corp.
Janney Montgomery Scott LLC
Morgan Joseph TriArtisan LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to Rexnord Corporation

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected

dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $              (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for     days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of             shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program by                  . The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase by 8:00 a.m. on the day following the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated under “Underwriting—No Sales of Similar Securities” below, each person buying shares through the directed share program has agreed that, for a period of 180 calendar days from the date of this prospectus, subject to certain exceptions, he or she will not, without the prior written consent of the representatives offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into our or exchangeable for our common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or make any demand for or exercise any right with respect to the registration of any shares or any security convertible into or exercisable or exchangeable for shares of common stock. For officer and directors purchasing shares through the directed share program, the lock-up agreements contemplated under “Underwriting—No Sales of Similar Securities” below shall govern their purchase.

No Sales of Similar Securities

We, our executive officers and directors and certain other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to our common stock, or

•

enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to, among other things:

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) as a bona fide gift or by will or intestacy, (2) to a trust, partnership or limited liability company formed for the direct or indirect benefit of a security holder or the immediate family member of such security holder , (3) as part of a distribution by the security holder to its limited partners, members or equity holders, (4) to a nominee or custodian of a person or entity to whom a disposition or transfer is permitted, (5) as a forfeiture to us to cover tax withholding obligations upon the vesting of restricted stock units and other equity based compensation granted to such security holder pursuant to any existing employee stock option plan or (6) to the security holder’s affiliates, including, without limitation, its direct and indirect stockholders, members and partners and direct and indirect subsidiaries, or to any investment fund or other entity controlled or managed by, or under common control or management with the security holder, provided that in each case, each transferee, donee or distributee shall sign and deliver a lock-up agreement, such transfer shall not involve disposition for value, no filing under Section 16 of the Exchange Act shall be required and such security holder does not otherwise voluntarily effect any public filing or report regarding such transfer;

•

the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Securities Act or the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the security holder or us; and

•

transactions relating to shares of common stock acquired in open market transactions after the completion of the offering of the common stock, provided that no filing with the SEC shall be required or shall be voluntarily made in connection with subsequent sales of common stock acquired in such open market transactions.

This lock-up agreement applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC waive, in writing, such extension.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

New York Stock Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RXN.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 U.S. stockholders.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they may receive customary fees and expenses. Certain of the underwriters and/or their affiliates may have an indirect ownership interest in the Company through various private equity funds, including funds of Apollo and/or its affiliates. An affiliate of Credit Suisse Securities (USA) LLC is the administrative agent under the Company’s senior secured credit facilities. Certain of the underwriters or their affiliates are lenders under the Company’s senior secured credit facilities. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith. An affiliate of Morgan Joseph TriArtisan LLC is owned by Apollo Global Management which through its own affiliate is party to a management consulting agreement with the Company under which the Company paid or accrued $3.0 million in fees and out-of-pocket expenses and pursuant to which, upon completion of this offering, when terminated, will receive a fee of $15.0 million from the Company. Additionally, affiliates of certain of the underwriters are or may become holders of the 11.75% senior subordinated notes outstanding and, as a result, will receive a portion of the proceeds from this offering when such senior subordinated notes are repaid.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, O’Melveny & Myers LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Rexnord Corporation at March 31, 2010 and 2011 and for each of the three years in the period ended March 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

RBS Global, Inc. and Rexnord LLC, our wholly-owned subsidiaries, file reports with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended. Such reports are filed in accordance with the terms of the indentures governing the senior and senior subordinated notes co-issued by these registrants. Such periodic reports are not incorporated herein by reference.

The registration statement and the exhibits thereto and our periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facility by calling 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (414) 643-3000 or by mail at Rexnord Corporation, 4701 West Greenfield Avenue, Milwaukee, Wisconsin 53214.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

We also maintain an Internet site at http://www.rexnord.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or accessible therefrom shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Rexnord Corporation and Subsidiaries

Consolidated Financial Statements

Rexnord Corporation

Condensed Consolidated Balance Sheets

(in Millions, except share amounts)

(Unaudited)

	March 31, 2011	October 1, 2011
Assets
Current assets:
Cash and cash equivalents	$391.0	$361.8
Receivables, net	270.1	267.2
Inventories, net	283.8	292.1
Other current assets	36.5	39.8

Total current assets	981.4	960.9

Property, plant and equipment, net	358.4	339.8
Intangible assets, net	644.7	627.4
Goodwill	1,016.2	1,023.3
Insurance for asbestos claims	65.0	65.0
Pension assets	4.6	5.7
Other assets	29.4	26.2

Total assets	$3,099.7	$3,048.3

Liabilities and stockholders’ deficit
Current liabilities:
Current portion of long-term debt	$104.2	$7.3
Trade payables	181.7	166.3
Compensation and benefits	67.9	48.8
Current portion of pension and post retirement obligations	6.1	6.2
Interest payable	51.8	51.8
Other current liabilities	86.1	99.2

Total current liabilities	497.8	379.6

Long-term debt	2,209.9	2,283.0
Pension and post retirement obligations	113.2	106.7
Deferred income taxes	254.9	249.7
Reserve for asbestos claims	65.0	65.0
Other liabilities	47.1	35.7

Total liabilities	3,187.9	3,119.7

Stockholders’ deficit:
Common stock, $0.01 par value; 25,000,000 shares authorized; shares issued: 16,244,829 at March 31, 2011; 16,246,142 at October 1, 2011	0.2	0.2
Additional paid-in capital	293.3	295.4
Retained deficit	(391.5)	(375.8)
Accumulated other comprehensive income	16.1	15.1
Treasury stock at cost, 216,423 shares at March 31, 2011 and October 1, 2011	(6.3)	(6.3)

Total stockholders’ deficit	(88.2)	(71.4)

Total liabilities and stockholders’ deficit	$3,099.7	$3,048.3

See notes to the condensed consolidated financial statements.

Rexnord Corporation

Condensed Consolidated Statements of Operations

(in Millions, except per share amounts)

(Unaudited)

	Second Quarter Ended		Six Months Ended
	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Net sales	$412.3	$455.2	$819.6	$931.4
Cost of sales	266.8	294.8	532.3	604.1

Gross profit	145.5	160.4	287.3	327.3
Selling, general and administrative expenses	78.9	86.4	157.1	177.8
Amortization of intangible assets	12.0	12.4	24.0	24.9

Income from operations	54.6	61.6	106.2	124.6
Non-operating income (expense):
Interest expense, net	(45.1)	(42.8)	(92.2)	(87.2)
Loss on debt extinguishment	—	—	(100.8)	(0.7)
Loss on divestiture	—	(6.9)	—	(6.9)
Other income (expense), net	20.4	(7.6)	1.9	(7.8)

Income (loss) before income taxes	29.9	4.3	(84.9)	22.0
Provision (benefit) for income taxes	8.0	(0.2)	(29.9)	6.3

Net income (loss)	$21.9	$4.5	$(55.0)	$15.7

Net income (loss) per share:
Basic	$1.37	$0.28	$(3.43)	$0.98
Diluted	$1.30	$0.26	$(3.43)	$0.91

Weighted-average number of shares outstanding (in thousands):
Basic	16,040	16,029	16,040	16,029
Effect of dilutive stock options	811	1,321	—	1,248
Diluted	16,851	17,350	16,040	17,277

See notes to the condensed consolidated financial statements.

Rexnord Corporation

Condensed Consolidated Statements of Cash Flows

(in Millions)

(Unaudited)

	Six Months Ended
	October 2, 2010	October 1, 2011
Operating activities
Net (loss) income	(55.0)	$15.7
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation	28.3	28.9
Amortization of intangible assets	24.0	24.9
Amortization of deferred financing costs	4.1	3.8
Loss on dispositions of property, plant and equipment	1.4	0.8
Non-cash loss on divestiture	—	4.5
Equity in earnings of unconsolidated affiliates	(4.0)	—
Other non-cash (credits) charges	(3.5)	20.0
Loss on debt extinguishment	100.8	0.7
Interest expense converted to long-term debt	3.3	—
Stock-based compensation expense	2.7	2.1
Changes in operating assets and liabilities:
Receivables	(16.3)	(1.5)
Inventories	(22.0)	(13.7)
Other assets	(2.0)	(6.4)
Accounts payable	14.5	(12.2)
Accruals and other	(20.8)	(31.5)

Cash provided by operating activities	55.5	36.1

Investing activities
Expenditures for property, plant and equipment	(11.4)	(21.9)
Acquisitions, net of cash	1.2	(18.2)
Proceeds from dispositions of property, plant and equipment	—	5.6
Proceeds from divestiture, net of transaction costs	—	3.4
Proceeds from sale of unconsolidated affiliate	0.9	—

Cash used for investing activities	(9.3)	(31.1)

Financing activities
Proceeds from borrowings of long-term debt	1,145.0	75.0
Repayments of long-term debt	(1,069.6)	(1.7)
Proceeds from borrowings of short-term debt	1.6	0.3
Repayments of short-term debt	—	(97.3)
Payment of deferred financing fees	(14.6)	(1.3)
Payment of tender premium	(63.5)	—
Dividend to parent company	—	—

Cash used for financing activities	(1.1)	(25.0)
Effect of exchange rate changes on cash and cash equivalents	1.6	(9.2)

Increase (decrease) in cash and cash equivalents	46.7	(29.2)
Cash and cash equivalents at beginning of period	263.9	391.0

Cash and cash equivalents at end of period	$310.6	$361.8

See notes to the condensed consolidated financial statements.

Rexnord Corporation

Notes to Condensed Consolidated Financial Statements

October 1, 2011

(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements include the accounts of Rexnord Corporation (formerly known as Rexnord Holdings, Inc.) (the “Company”).

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the condensed consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the fiscal year ending March 31, 2012.

The Company

The Company is a growth-oriented, multi-platform industrial company with what it believes are leading market shares and highly trusted brands that serve a diverse array of global end-markets. The Company’s heritage of innovation and specification have allowed it to provide highly engineered, mission critical solutions to customers for decades and affords it the privilege of having long-term, valued relationships with market leaders. The Process & Motion Control platform designs, manufactures, markets and services specified, highly-engineered mechanical components used within complex systems where our customers’ reliability requirements and cost of failure or downtime is extremely high. The Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop chain, engineered chain and conveying equipment. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. The Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, PEX piping and engineered valves and gates for the water and wastewater treatment market.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2012 presentation.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board issued an update to Accounting Standards Codification (“ASC”) No. 220, “Presentation of Comprehensive Income,” which no longer permits presentation of other comprehensive income and its components in the statement of shareholders’ equity. Rather, the Company shall elect to present the items of net income and other comprehensive income in a single continuous statement of comprehensive income or in two separate, but consecutive, statements. Under either method the statement shall be presented with equal prominence as the other primary financial statements. The amended guidance, which must be applied retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with earlier adoption permitted.

2. Acquisitions and Divestiture

On July 22, 2011, the Company entered into a definitive agreement to acquire 100% of the outstanding stock of VAG Holding GmbH (“VAG”). The VAG acquisition closed on October 10, 2011; see Note 16 for further discussion about this acquisition.

On July 19, 2011, the Company sold substantially all of the net assets of non-material, underperforming gearing business within the Process & Motion Control segment based in Germany for a total sale price of $4.5 million ($3.4 million received to date and $1.1 million to be received in future periods). The Company recorded a pre-tax loss on divestiture of approximately $6.9 million during the second quarter of fiscal 2012, which is subject to a final working capital settlement. Certain information about the divestiture is not presented as the disclosure of such information is not material to the Company’s results of operations and financial position. The Company’s results of operations exclude the divested German operations subsequent to July 19, 2011.

On April 2, 2011, the Company acquired Autogard Holdings Limited and affiliates (“Autogard”) for a total cash purchase price of $18.2 million, net of cash acquired. Autogard is a European-based manufacturer of torque limiters and couplings. The acquisition further expands the Company’s global Process & Motion Control platform. As a result of this transaction, the Company acquired $15.3 million of intangible assets consisting of $7.4 million of goodwill (which is not deductible for tax purposes) and $7.9 million of all other intangible assets. The purchase price is subject to final working capital and valuation adjustments which are expected to be completed later in fiscal 2012. The Company’s results of operations include Autogard subsequent to April 2, 2011.

3. Income Taxes

The provision (benefit) for income taxes for all periods presented is based on an estimated effective income tax rate for the respective full fiscal years. The estimated annual effective income tax rate is determined excluding the effect of significant discrete items or items that are reported net of their related tax effects. The tax effect of significant, discrete items is reflected in the period in which they occur. The Company’s income tax expense is impacted by a number of factors, including the amount of taxable earnings derived in foreign jurisdictions with tax rates that are higher or lower than the U.S. federal statutory rate, state tax rates in the jurisdictions where the Company does business and the Company’s ability to utilize various tax credits and net operating loss carryforwards.

The effective income tax rate for the second quarter of fiscal 2011 was 26.8% versus (4.7)% in the second quarter of fiscal 2012. The effective income tax rate of 26.8% for the second quarter of fiscal 2011 includes the accrual of foreign income taxes at statutory rates which are generally below the U.S. federal statutory rate of 35.0%. The income tax benefit, associated with the income before income taxes, for the second quarter of fiscal 2012 is attributable to the recognition of certain, previously unrecognized tax benefits due to the lapse of the applicable statute of limitations.

The effective income tax rate for the first six months of fiscal 2011 was 35.2% versus 28.6% in the first six months of fiscal 2012. The effective income tax rate for the first six months of fiscal 2011 includes the accrual of foreign income taxes at statutory rates which are generally below the U.S. federal statutory rate of 35.0% offset by an increase in the valuation allowance for U.S. foreign tax credits generated during this period for which realization of such benefits is not deemed more-likely-than-not. The effective income tax rate for the first six months of fiscal 2012 is below the U.S. federal statutory rate of 35.0% due to the recognition of certain, previously unrecognized tax benefits resulting from the lapse of the applicable statute of limitations.

At March 31, 2011, the Company’s total liability for unrecognized net income tax benefits was $26.0 million. At October 1, 2011, the Company had a $24.2 million liability for unrecognized net income tax benefits. The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in income tax expense. As of March 31, 2010 and October 1, 2011, the total amount of gross, unrecognized income tax benefits includes $8.8 million and $8.7 million of accrued interest and penalties, respectively. The Company recognized $0.3 million of net interest and penalties as income tax expense during the six months ended October 2, 2010. The Company recognized $(0.2) million of net interest and penalties as income tax benefit during the six months ended October 1, 2011.

The Company conducts business in multiple locations within and outside the U.S. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. Currently, the Company is undergoing routine, periodic income tax examinations in both domestic and foreign jurisdictions. It appears reasonably possible that the amounts of unrecognized income tax benefits could change in the next twelve months as a result of such examinations; however, any potential payments of income tax, interest and penalties are not expected to be significant to the Company’s consolidated financial statements. With certain exceptions, the Company is no longer subject to U.S. federal income tax examinations for tax years ending prior to March 31, 2008, state and local income tax examinations for years ending prior to fiscal 2007 or significant foreign income tax examinations for years ending prior to fiscal 2006. With respect to the Company’s U.S. federal NOL carryforward, the short tax period ended March 31, 2007 is open under statutes of limitations; whereby, the Internal Revenue Service may not adjust the income tax liability for this year, but may reduce the NOL carryforward and any other tax attribute carryforwards to future, open tax years.

4. Comprehensive Income (Loss)

Comprehensive income (loss) consists of the following (in millions):

	Second Quarter Ended		Six Months Ended
	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Net income (loss)	$21.9	$4.5	$(55.0)	$15.7
Other comprehensive income (loss):
Unrealized (loss) gain on interest rate derivatives, net of tax	(0.9)	1.2	(2.5)	1.7
Amortization of pension and postretirement unrecognized prior service costs and actuarial gains, net of tax	0.8	0.3	1.6	0.6
Foreign currency translation adjustments	(10.5)	(3.8)	2.6	(3.3)

Comprehensive income (loss)	$11.3	$2.2	$(53.3)	$14.7

5. Inventories

The major classes of inventories are summarized as follows (in millions):

	March 31, 2011	October 1, 2011
Finished goods	$184.1	$185.3
Work in progress	53.7	63.9
Raw materials	30.8	30.8

Inventories at First-in, First-out (“FIFO”) cost	268.6	280.0
Adjustment to state inventories at Last-in, First-Out (“LIFO”) cost	15.2	12.1

	$283.8	$292.1

6. Goodwill and Intangible Assets

The changes in the net carrying value of goodwill and identifiable intangible assets for the six months ended October 1, 2011 by operating segment, are presented below (dollars in millions):

			Amortizable Intangible Assets
	Goodwill	Indefinite Lived Intangible Assets (Trade Names)	Customer Relationships	Patents	Non-Compete	Total Identifiable Intangible Assets Excluding Goodwill
Process & Motion Control
Net carrying amount as of March 31, 2011	$855.9	$190.7	$147.2	$7.1	$—	$345.0
Acquisitions	7.4	1.6	6.2	—	0.1	7.9
Amortization	—	—	(14.2)	(0.6)	(0.1)	(14.9)
Currency translation adjustment	—	—	(0.1)	—	—	(0.1)

Net carrying amount as of October 1, 2011	$863.3	$192.3	$139.1	$6.5	$—	$337.9

Water Management
Net carrying amount as of March 31, 2011	$160.3	$101.7	$187.5	$10.4	$0.1	$299.7
Amortization	—	—	(9.0)	(1.0)	—	(10.0)
Currency translation adjustment	(0.3)	—	(0.2)	—	—	(0.2)

Net carrying amount as of October 1, 2011	$160.0	$101.7	$178.3	$9.4	$0.1	$289.5

Consolidated
Net carrying amount as of March 31, 2011	$1,016.2	$292.4	$334.7	$17.5	$0.1	$644.7
Acquisitions	7.4	1.6	6.2	—	0.1	7.9
Amortization	—	—	(23.2)	(1.6)	(0.1)	(24.9)
Currency translation adjustment	(0.3)	—	(0.3)	—	—	(0.3)

Net carrying amount as of October 1, 2011	$1,023.3	$294.0	$317.4	$15.9	$0.1	$627.4

The gross carrying amount and accumulated amortization for each major class of identifiable intangible assets as of March 31, 2011 and October 1, 2011 are as follows (in millions):

		March 31, 2011
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Patents	10 Years	$36.3	$(18.8)	$17.5
Customer relationships (including distribution network)	12 Years	534.1	(199.4)	334.7
Non-compete	2 Years	0.1	—	0.1
Intangible assets not subject to amortization—trademarks and tradenames		292.4	—	292.4

		$862.9	$(218.2)	$644.7

		October 1, 2011
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Patents	10 Years	$36.3	$(20.4)	$15.9
Customer relationships (including distribution network)	12 Years	540.0	(222.6)	317.4
Non-compete	2 Years	0.2	(0.1)	0.1
Intangible assets not subject to amortization—trademarks and tradenames		294.0	—	294.0

		$870.5	$(243.1)	$627.4

Intangible asset amortization expense totaled $12.0 million and $24.0 million for the second quarter and six months ended October 2, 2010, respectively. Intangible asset amortization expense totaled $12.4 million and $24.9 million for the second quarter and six months ended October 1, 2011, respectively.

The Company expects to recognize amortization expense on the intangible assets subject to amortization of $49.0 million in fiscal year 2012 (inclusive of $24.9 million of amortization expense recognized in the six months ended October 1, 2011), $48.2 million in each of fiscal years 2013, 2014, 2015, and 2016, respectively.

7. Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	March 31, 2011	October 1, 2011
Taxes, other than income taxes	$6.3	$6.9
Sales rebates	16.1	12.7
Customer advances	11.4	16.3
Product warranty (1)	8.6	7.7
Commissions	6.4	6.7
Risk management reserves (2)	13.0	13.3
Derivative liability (3)	—	5.1
Deferred income taxes	3.1	9.4
Other	21.2	21.1

	$86.1	$99.2

(1)	See more information related to the product warranty obligations balance within Note 11.
(2)	Includes projected liabilities related to the Company’s deductible portion of insured losses arising from automobile, general and product liability claims.
(3)	Represents the fair value of the Company’s interest rate swaps. See Note 9 for more information regarding the Company’s interest rate swaps.

8. Long-Term Debt

Long-term debt is summarized as follows (in millions):

	March 31, 2011	October 1, 2011
8.50% Senior notes due 2018	$1,145.0	$1,145.0
Term loans	761.5	760.5
11.75% Senior subordinated notes due 2016	300.0	300.0
PIK toggle senior indebtedness due 2013 (1)	93.2	—
Accounts receivable securitization facility	—	75.0
8.875% Senior notes due 2016	2.0	2.0
Other	12.4	7.8

Total	2,314.1	2,290.3
Less current portion	104.2	7.3

Long-term debt	$2,209.9	$2,283.0

(1)	Includes an unamortized bond issue discount of $0.4 million at March 31, 2011.

Rexnord Corporation PIK Toggle Senior Indebtedness Due 2013

During the first quarter ended July 2, 2011, the Company fully retired $93.2 million of outstanding face value PIK toggle senior indebtedness due 2013 for $95.1 million in cash (including $1.5 million of accrued interest). As a result, the Company recognized a pre-tax loss of $0.7 million in the first quarter of fiscal 2012, which was comprised of a non-cash write-off of $0.4 million of unamortized original issue discount and $0.3 million of unamortized deferred financing costs.

Senior Secured Credit Facility

On October 5, 2009, RBS Global entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) amending and restating the credit agreement dated as of July 21, 2006. The senior secured credit facilities provided under the Credit Agreement are funded by a syndicate of banks and other financial institutions, and originally consisted of: (i) a $810.0 million term loan facility with a maturity date of July 19, 2013 and (ii) a $150.0 million revolving credit facility with a maturity date of July 20, 2012 and borrowing capacity available for letters of credit and for borrowing on same-day notice, referred to as swingline loans. During the second quarter ended October, 1, 2011, RBS Global exercised its accordion feature under the Credit Agreement to increase the amount available under the revolving credit facility by $30.0 million through an incremental revolving credit commitment of a new lender. Upon the effective date of the incremental revolving credit commitment, maximum borrowings under the revolving credit facility increased to $180.0 million. See Note 16 for information about an extension of, and other changes to, the revolving credit facility subsequent to October 1, 2011.

As of October 1, 2011, RBS Global’s outstanding borrowings under the term loan facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $190.5 million term loan B2 facility. Borrowings under the term loan B1 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.50% plus LIBOR, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the B2 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus LIBOR or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted average interest rate on the outstanding term loans at October 1, 2011 was 3.64%.

As of October 1, 2011, borrowings under RBS Global’s $180.0 million revolving credit facility accrued interest, at the Company’s option, at the following rates per annum: (i) 1.75% plus LIBOR, or (ii) 0.75% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). All amounts outstanding as of October 1, 2011 under the revolving credit facility were be due and payable in full, and the commitments thereunder were scheduled to terminate, on July 20, 2012. In addition, $28.3 million and $25.0 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at March 31, 2011 and October 1, 2011, respectively. See Note 16 for subsequent changes to these provisions of the revolving credit facility.

As of October 1, 2011, in addition to paying interest on outstanding principal under the senior secured credit facilities, RBS Global is required to pay a commitment fee to the lenders under the revolving credit facility in respect to the unutilized commitments thereunder at a rate equal to 0.50% per annum (subject to reduction upon attainment and maintenance of a certain senior secured leverage ratio). See Note 16 for subsequent changes to these provisions of the revolving credit facility. RBS Global also must pay customary letter of credit and agency fees.

As of October 1, 2011, the remaining mandatory principal payments prior to maturity on the term loan B1 and B2 facilities are $1.2 million and $3.5 million, respectively. RBS Global has fulfilled all mandatory principal payments prior to maturity on the B1 facility through March 31, 2013. Principal payments of $0.5 million are scheduled to be made at the end of each calendar quarter until June 30, 2013 on the B2 facility. RBS Global may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to Eurocurrency loans.

The Credit Agreement, among other things: (i) allows for one or more future issuances of secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the Credit Agreement, so long as, in each case, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans under the Credit Agreement at par; (ii) subject to the requirement to make such offers on a pro rata basis to all lenders, allows RBS Global to agree with individual lenders to extend the maturity of their term loans or revolving commitments, and for RBS Global to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension; and (iii) allows for one or more future issuances of additional secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the Credit Agreement, in an amount not to exceed the amount of incremental facility availability under the Credit Agreement.

The Credit Agreement also contains a number of typical covenants that, among other things, constrain, subject to certain fully-negotiated exceptions, RBS Global’s ability, and the ability of RBS Global’s subsidiaries, to: sell assets; incur additional indebtedness; repay other indebtedness; pay dividends and distributions, repurchase its capital stock, or make payments, redemptions or repurchases in respect certain indebtedness (including the senior notes and senior subordinated notes); create liens on assets; make investments, loans, guarantees or advances; make certain acquisitions; engage in certain mergers or consolidations; enter into sale-and-leaseback transactions; engage in certain transactions with affiliates; amend certain material agreements governing its indebtedness; make capital expenditures; enter into hedging agreements; amend its organizational documents; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries. RBS Global’s senior secured credit facilities limit RBS Global’s maximum senior secured bank leverage ratio to 4.25 to 1.00. As of October 1, 2011, the senior secured bank leverage ratio was 1.18 to 1.00.

Senior Notes and Senior Subordinated Notes

Outstanding Tranches of Notes

At October 1, 2011, RBS Global had outstanding $1,145.0 million in aggregate principal 8.50% Senior Notes due 2018 (the “8.50% Notes”) and $300.0 million in aggregate principal 11.75% Senior Subordinated Notes due 2016 (the “11.75% Notes”). The Company also had outstanding $2.3 million in aggregate principal under other notes, consisting of 8.875% Senior Notes due 2016 (the “8.875% Notes”) and 10.125% senior subordinated notes due 2012.

The 8.50% Notes bear interest at a rate of 8.50% per annum, payable on each May 1 and November 1, and will mature on May 1, 2018. The 11.75% Notes bear interest at a rate of 11.75% per annum, payable on each February 1 and August 1, and will mature on August 1, 2016.

The indenture governing the 8.50% Notes permits optional redemption of the notes, generally on or after May 1, 2014, on specified terms and at specified prices. In addition, the indenture provides that, prior to May 1, 2014, the outstanding 8.50% Notes may be redeemed at RBS Global’s option in whole at any time or in part from time to time at a redemption price equal to the sum of (i) 100% of the principal amount of the notes redeemed plus (ii) a “make whole” premium specified in the indenture, and (iii) accrued and unpaid interest and additional interest, if any, to the redemption date. In the case of the 11.75% Notes, the indenture permits optional redemption on or after August 1, 2011 at the redemption prices set forth in the indenture plus accrued and unpaid interest. RBS Global must provide specified prior notice for redemption of the notes in accordance with the indentures.

In addition, at any time (which may be more than once) on or prior to May 1, 2013, RBS Global has the right to redeem up to 35% of the principal amount of the 8.50% Notes at a redemption price equal to 108.50% of the face amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net proceeds of one or more equity offerings so long as at least 65% of the aggregate principal amount of the 8.50% Notes issued remains outstanding after each redemption and such redemption occurs within a specified period after the equity offering.

Notwithstanding the above, RBS Global’s ability to make payments on, redeem, repurchase or otherwise retire for value, prior to the scheduled repayment or maturity, the senior notes or senior subordinated notes may be constrained or prohibited under the above-referenced senior secured credit facilities and, in the case of the senior subordinated notes, by the provisions in the indentures governing the senior notes.

The senior notes and senior subordinated notes are unsecured obligations of RBS Global. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness. The indentures governing the senior notes and senior subordinated notes permit RBS Global to incur all permitted indebtedness (as defined in the applicable indenture) without restriction, which includes amounts borrowed under the senior secured credit facilities. The indentures also allow RBS Global to incur additional debt as long as it can satisfy the fixed charge coverage ratio of the indenture after giving effect thereto on a pro forma basis.

The indentures governing the 8.50% Notes and 11.75% Notes contain customary covenants, among others, limiting dividends, the incurrence of additional indebtedness, the issuance of certain forms of equity, investments, purchases or redemptions of stock, restricted payments, transactions with affiliates and mergers and sales of assets, and requiring RBS Global to make an offer to purchase notes upon the occurrence of a change in control, as defined in those indentures. These covenants are subject to a number of important qualifications. For example, the indentures do not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the indentures, such as certain sale/leaseback transactions; nor do the indentures impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the applicable indenture). In addition, despite the above restrictions, RBS Global may incur additional indebtedness and issue certain forms of equity if immediately prior to the consummation of such events, the fixed charge coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, as defined in the indentures, would have been at least 2.00 to 1.00, including the pro forma application of the additional indebtedness or equity issuance. The indentures governing the other tranches of notes do not contain material restrictive covenants.

The indentures governing the senior notes and senior subordinated notes permit optional redemption of the notes on certain terms at certain prices, as described above.

April 2010 Cash Tender Offers and $1,145.0 Million Note Offering

On May 5, 2010, RBS Global finalized the results of the cash tender offers and consent solicitations launched on April 7, 2010 with respect to any and all of its outstanding 9.50% Senior Notes due 2014 issued in 2006 (the “2006 9.50% Notes”), 9.50% Senior Notes due 2014 issued in 2009 (the “2009 9.50% Notes”) and 8.875% Notes. Upon completion of the tender offers, 99.7% of the holders had tendered their notes and consented to the proposed amendments. At closing, (i) $0.9 million aggregate principal amount of the 2006 9.50% Notes, (ii) $13,000 aggregate principal amount of the 2009 9.50% Notes and (iii) $2.0 million aggregate principal amount of the 8.875% Notes had not been tendered, and remained outstanding.

In connection with the April 2010 tender offers and consent solicitations, on April 20, 2010, RBS Global entered into supplemental indentures by and among RBS Global, each of the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee, pursuant to which the 2006 9.50% Notes, 2009 9.50% Notes and 8.875% Notes were issued (as amended and supplemented, the “Supplemental Indentures”). The Supplemental Indentures amended the terms governing the respective notes to, among other things, eliminate substantially all of the material restrictive covenants, eliminate or modify certain events of default and eliminate or modify related provisions in the respective indentures governing the notes.

On April 28, 2010, RBS Global issued $1,145.0 million aggregate principal amount of 8.50% Notes in a private offering. The proceeds from the offering were used to fund (including transaction costs) RBS Global’s cash tender offers discussed above. The 8.50% Notes will mature on May 1, 2018, pursuant to an indenture, dated as of April 28, 2010, by and among RBS Global, the guarantors named therein, and Wells Fargo Bank, National Association, as Trustee. RBS Global pays interest on the 8.50% Notes at 8.50% per annum, semiannually on May 1 and November 1 of each year.

RBS Global accounted for the cash tender offers and the issuance of the 8.50% Notes in accordance with ASC 470-50, Debt Modifications and Extinguishments (“ASC 470-50”). Pursuant to this guidance, the cash tender offers were accounted for as an extinguishment of debt. In connection with the offering, RBS Global incurred an increase in long-term debt of approximately $89.5 million. RBS Global recognized a $100.8 million loss on the debt extinguishment in the fiscal quarter ended July 3, 2010, which was comprised of a bond tender premium paid to lenders, as well as the non-cash write-off of deferred financing fees and net original issue discount associated with the extinguished debt. Additionally, RBS Global capitalized approximately $14.6 million of third party transaction costs, which are being amortized over the life of the 8.50% Notes as interest expense using the effective interest method. Below is a summary of the transaction costs and other offering expenses recorded along with their corresponding pre-tax financial statement impact (in millions):

	Financial Statement Impact
	Balance Sheet - Debit (Credit)		Statement of Operations
	Deferred Financing Costs (1)	Original Issue Discount (2)	Expense (3)	Total
Cash transaction costs:
Third party transaction costs	$14.6	$—	$—	$14.6
Bond tender premiums (paid to lenders)	—	—	63.5	63.5

Total cash transaction costs	14.6	—	63.5	$78.1

Non-cash write-off of unamortized amounts:
Deferred financing costs	(25.4)	—	25.4
Net original issue discount	—	(11.9)	11.9

Net financial statement impact	$(10.8)	$(11.9)	$100.8

(1)	Recorded as a component of other assets within the condensed consolidated balance sheet.
(2)	Recorded as a reduction in the face value of long-term debt within the condensed consolidated balance sheet.
(3)	Recorded as a component of other non-operating expense within the condensed consolidated statement of operations.

Other Subsidiary Debt

At March 31, 2011 and October 1, 2011, various wholly-owned subsidiaries had additional debt of $12.4 million and $7.5 million, respectively, comprised primarily of borrowings at various foreign subsidiaries and capital lease obligations.

Account Receivable Securitization Program

On May 20, 2011, the Company entered into a five-year Amended and Restated Receivables Funding and Administration Agreement (the “RFAA”) by and among Rexnord Funding LLC (“Funding,” a wholly-owned bankruptcy-remote special purpose subsidiary), the financial institutions from time to time party thereto, and General Electric Capital Corporation, as a lender, a swing line lender and administrative agent (“GECC”). The RFAA, which amended and restated in its entirety a facility entered into as of September 26, 2007, is the principal operative agreement under which certain subsidiaries continuously sell substantially all of their domestic trade accounts receivable to Funding for cash and subordinated notes (the “Program”). Funding in turn may obtain revolving loans and letters of credit from GECC under the RFAA. The maximum borrowing amount under the RFAA is $100.0 million, subject to certain eligibility requirements related to the amount and type of receivables owned by Funding; the RFAA also contains an “accordion” provision pursuant to which Funding can request that the facility be increased by $75.0 million. All of the receivables purchased by Funding are pledged as collateral for revolving loans and letters of credit obtained from GECC under the RFAA.

The Program does not qualify for sale accounting under ASC 860, Transfers and Servicing (“ASC 860”), and as such, any borrowings are accounted for as secured borrowings on the condensed consolidated balance sheet. Financing costs associated with the Program are recorded within “Interest expense, net” in the condensed consolidated statement of operations if revolving loans or letters of credit are obtained under the RFAA.

Borrowings under the RFAA bear interest at a rate equal to LIBOR plus 2.25%. Outstanding borrowings mature on May 20, 2016. In addition, a non-use fee of 0.50% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a monthly basis.

During the second quarter ended October 1, 2011, the Company borrowed $75.0 million under the RFAA to partially fund the then pending acquisition of VAG. See Note 16 for more information as it relates to the Company’s acquisition of VAG.

At October 1, 2011, the Company’s available borrowing capacity under the Program was $25.0 million. Additionally, the Program requires compliance with certain covenants and performance ratios contained in the RFAA. As of October 1, 2011, Funding was in compliance with all applicable covenants and performance ratios.

9. Derivative Financial Instruments

The Company is exposed to certain financial risks relating to fluctuations in foreign currency exchange rates and interest rates. The Company selectively uses foreign currency forward exchange contracts and interest rate swap contracts to manage its foreign currency and interest rate risks. All hedging transactions are authorized and executed pursuant to defined policies and procedures that prohibit the use of financial instruments for speculative purposes.

Foreign Currency Forward Contracts

The Company periodically enters into foreign currency forward contracts to mitigate the foreign currency volatility relative to certain intercompany and external cash flows expected to occur during the fiscal year. The Company currently has entered into foreign currency forward contracts that exchange Canadian dollars (“CAD”) for United States dollars (“USD”). The forward contracts in place as of October 1, 2011 expire between October and March of fiscal 2012 and have notional amounts ranging from $1.6 million USD ($1.5 million CAD) to $3.1 million USD ($3.0 million CAD) and contract rates of approximately $0.96USD:$1CAD. These foreign currency forward contracts were not accounted for as effective cash flow hedges in accordance with ASC 815, Derivatives and Hedging (“ASC 815”) and as such were marked to market through earnings. See the amounts recorded on the condensed consolidated balance sheets and recognized within the condensed consolidated statements of operations related to the Company’s foreign currency forward contracts within the tables below.

Interest Rate Swaps

Effective October 20, 2009, the Company entered into three interest rate swaps to hedge the variability in future cash flows associated with the Company’s variable rate term loans. All three interest rate swaps mature on July 20, 2012. The three swaps convert an aggregate of $370.0 million of the Company’s variable-rate term loans to fixed interest rates ranging from 2.08% to 2.39% plus the applicable margin. Interest rate derivatives have been accounted for as effective cash flow hedges in accordance with ASC 815. The fair values of these interest rate derivatives are recorded on the Company’s condensed consolidated balance sheet with the corresponding offset recorded as a component of accumulated other comprehensive loss, net of tax. See the amounts recorded on the condensed consolidated balance sheets and recognized within the condensed consolidated statements of operations related to the Company’s interest rate swaps within the tables below.

The Company’s derivatives are measured at fair value in accordance with ASC 820, Fair Value Measurements and Disclosure (“ASC 820”). See Note 10 for more information as it relates to the fair value measurement of the Company’s derivative financial instruments.

The following tables indicate the location and the fair value of the Company’s derivative instruments within the condensed consolidated balance sheet segregated between designated, qualifying ASC 815-20 hedging instruments and non-qualifying, non-designated hedging instruments (in millions).

Fair value of derivatives designated as hedging instruments under ASC 815-20:

	Liability Derivatives
	March 31, 2011	October 1, 2011	Balance Sheet Classification
Interest rate swaps	$—	$5.1	Other current liabilities
Interest rate swaps	8.0	—	Other long-term liabilities

Fair value of derivatives not designated as hedging instruments under ASC 815-20:

	Asset Derivatives
	March 31, 2011	October 1, 2011	Balance Sheet Classification
Foreign currency forward contracts	$—	$0.9	Other current assets

	Liability Derivatives
	March 31, 2011	October 1, 2011	Balance Sheet Classification
Foreign currency forward contracts	$0.2	$—	Other current liabilities

The following table indicates the location and the amount of gains and losses associated with the Company’s derivative instruments, net of tax, within the condensed consolidated balance sheet (for qualifying ASC 815-20 instruments) and recognized within the condensed consolidated statement of operations. The information is segregated between designated, qualifying ASC 815-20 hedging instruments and non-qualifying, non-designated hedging instruments (in millions).

Derivative instruments designated as cash flow hedging relationships under ASC 815-20	Amount of loss recognized in OCI on derivatives		Location of loss reclassified from accumulated OCI into income	Amount of loss reclassified from accumulated OCI into income		Amount of loss reclassified from accumulated OCI into income
				Second Quarter Ended		Six Months Ended
	March 31, 2011	October 1, 2011		October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Interest rate swaps	$(4.8)	$(3.1)	Interest expense, net	$(2.1)	$(1.8)	$(3.9)	$(3.7)

Derivative instruments not designated as hedging instruments under ASC 815-20	Location of gain or (loss) recognized in income on derivatives	Amount recognized in other income, net		Amount recognized in other income, net
		Second Quarter Ended		Six Months Ended
		October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Foreign currency forward contracts	Other income, net	$0.1	$1.0	$0.1	$1.0

The Company currently expects to reclassify $6.6 million within accumulated other comprehensive loss into earnings (as interest expense) during the next year as the Company’s current mark to market calculations assume that variable rates will remain below its fixed contract rates for the next twelve months.

10. Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

•	Level 1- Quoted prices for identical instruments in active markets.

•

Level 2- Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

•	Level 3- Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

If applicable, the Company uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

The Company’s fair value measurements which were impacted by ASC 820 as of October 1, 2011 include:

Interest Rate Swaps

The fair value of interest rate swap derivatives is primarily based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Foreign Currency Forward Contracts

The fair value of foreign currency forward contracts is based on a pricing model that utilizes the differential between the contract price and the market-based forward rate as applied to fixed future deliveries of currency at pre-designated settlement dates.

The following describes the valuation methodologies the Company uses to measure non-financial assets accounted for at fair value on a non-recurring basis.

Long-lived Assets and Intangible Assets

Long-lived assets (which includes property, plant and equipment and real estate) may be measured at fair value if such assets are held for sale or when there is a determination that the asset is impaired. Intangible assets (which include patents, tradenames, customer relationships, and non-compete agreements) also may be measured at fair value when there is a determination that the asset is impaired. The determination of fair value for these assets is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. For real estate, cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about expected trends in rental, occupancy and capitalization rates.

The Company endeavors to utilize the best available information in measuring fair value. As required by the standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that its financial instruments reside within Level 2 of the fair value hierarchy. The following table provides a summary of the Company’s assets and liabilities that were recognized at fair value on a recurring basis as of October 1, 2011 (in millions):

	Fair Value as of October 1, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts	$—	$0.9	$—	$0.9

Total assets at fair value	$—	$0.9	$—	$0.9

Liabilities:
Interest rate swaps	—	5.1	—	5.1

Total liabilities at fair value	$—	$5.1	$—	$5.1

Fair Value of Non-Derivative Financial Instruments

The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2011 and October 1, 2011 due to the short-term nature of those instruments. The carrying value of long-term debt recognized within the condensed consolidated balance sheets as of March 31, 2011 and October 1, 2011 was approximately $2,314.1 million and $2,290.3 million, respectively, whereas the fair value of long-term debt as of March 31, 2011 and October 1, 2011 was approximately $2,419.1 million and $2,241.8 million, respectively. The fair value is based on quoted market prices for the same issues.

11. Commitments and Contingencies

Warranties:

The Company offers warranties on the sales of certain products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents changes in the Company’s product warranty liability (in millions):

	Six Months Ended
	October 2, 2010	October 1, 2011
Balance at beginning of period	$10.7	$8.6
Charged to operations	1.3	1.2
Claims settled	(2.2)	(2.1)

Balance at end of period	$9.8	$7.7

Contingencies:

The Company’s subsidiaries are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions, either individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle acquisition in November 2002, Invensys plc has provided the Company with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify the Company with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity notice period for certain pre-closing environmental liabilities, other than those set forth below relating to the Ellsworth Industrial Park Industrial Site, expired in November 2009, and the indemnity notice period for certain pre-closing environmental liabilities relating to the Ellsworth Industrial Park Site expires in November 2012. The indemnity obligations relating to the matters described below are subject, together with indemnity obligations relating to other matters, to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, Rexnord Industries, LLC (“Rexnord Industries”) was named as a potentially responsible party (“PRP”), together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency (“USEPA”), and the Illinois Environmental Protection Agency (“IEPA”). Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from the Company’s property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site and reimbursement of USEPA’s past costs. Rexnord Industries’ allocated share of past and future costs related to the Site, including for investigation and/or remediation, could be significant. All previously pending property damage and personal injury lawsuits against the Company related to the Site have been settled or dismissed. Pursuant to its indemnity obligation, Invensys continues to defend the Company in matters related to the Site and has paid 100% of the costs to date.

•

Multiple lawsuits (with approximately 1,000 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the Company’s Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, the Company’s Prager subsidiary is a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. Additionally, there are approximately 4,000 individuals who have filed asbestos related claims against Prager; however, these claims are currently on the Texas Multi-district Litigation inactive docket. The ultimate outcome of these asbestos matters cannot presently be determined. To date, the Company’s insurance providers have paid 100% of the costs related to the Prager asbestos matters. The Company believes that the combination of its insurance coverage and the Invensys indemnity obligations will cover any future costs of these matters.

In connection with the Falk Corporation (“Falk”) acquisition, Hamilton Sundstrand has provided the Company with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities and certain products-related asbestos exposure liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify the Company with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. Certain pre-closing environmental matters are subject to an indemnity notice period that expires in May 2012.

The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

•

Falk, through its successor entity, is a defendant in approximately 200 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately

600 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending the Company in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation. As of October 1, 2011, Zurn and an average of approximately 80 other unrelated companies were defendants in approximately 7,000 asbestos related lawsuits representing approximately 27,000 claims. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers. As of October 1, 2011, the Company estimates the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years to be approximately $65.0 million of which Zurn expects to pay approximately $53.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives.

As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

Management estimates that its available insurance to cover its potential asbestos liability as of October 1, 2011, is approximately $259.0 million, and believes that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of the Company’s insurance carriers, certain coverage gaps will exist if and after the Company’s other carriers have paid the first $183.0 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, management estimates that it would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $259.0 million of coverage, management estimates that it would need to satisfy an additional $80.0 million of asbestos claims. If required to pay any such amounts, the Company could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of such recoveries, if any.

As of October 1, 2011, the Company recorded a receivable from its insurance carriers of $65.0 million, which corresponds to the amount of its potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $259.0 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $259.0 million. Factors that could cause a decrease in the amount of available coverage include: changes in law governing the policies, potential disputes with the carriers regarding the scope of coverage, and insolvencies of one or more of the Company’s carriers.

The Company’s subsidiaries, Zurn PEX, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in fifteen lawsuits, brought between July 2007 and July 2011, in various United States courts (MN, ND, CO, NC, MT, AL, VA, LA, NM, MI and HI). The plaintiffs in these suits represent (in the case of the proceedings in Minnesota), or seek to represent, a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages). All but the Hawaii suits, which remain in Hawaii state court, have been transferred to a multi-district litigation docket in the District of Minnesota for coordinated pretrial proceedings. The court in the Minnesota proceedings certified certain classes of plaintiffs in Minnesota for negligence and negligent failure to warn claims and for breach of warranty claims. On July 6, 2011, the U.S. Court of Appeals for the 8th Circuit affirmed the class certification order of the Minnesota court. Class certification has not been granted in the other state court actions. The

Company’s insurance carriers currently are funding the Company’s defense in these proceedings; however, they have filed suit for a declaratory judgment in Florida state court challenging their coverage obligations with respect to certain classes of claims. The Florida suit currently is stayed, pending resolution of the underlying claims. Although the Company continues to vigorously defend itself in the various court proceedings and continues to vigorously pursue insurance coverage, the uncertainties of litigation, and insurance coverage and collection, as well as the actual number or value of claims, may subject the Company to substantial liability that could have a material adverse effect on the Company.

12. Retirement Benefits

The components of net periodic benefit cost are as follows (in millions):

	Second Quarter Ended		Six Months Ended
	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Pension Benefits:
Service cost	$0.5	$0.5	$1.0	$1.0
Interest cost	8.4	8.4	16.8	16.8
Expected return on plan assets	(9.2)	(8.3)	(18.4)	(16.5)
Amortization of:
Prior service cost	0.1	0.1	0.2	0.1

Net periodic benefit cost (income)	$(0.2)	$0.7	$(0.4)	$1.4

Other Postretirement Benefits:
Service cost	$—	$—	$—	$0.1
Interest cost	0.5	0.5	1.0	0.9
Amortization:
Prior service cost	(0.5)	(0.5)	(1.0)	(1.0)

Net periodic benefit cost	$—	$—	$—	$—

The net periodic benefit cost for the second quarter of fiscal 2012 is higher compared to the second quarter of fiscal 2011 due to a change in management’s assumption in expected return on plan assets as the pension plan investment strategy migrates towards more fixed income investments.

During the first six months of fiscal 2011 and 2012, the Company made contributions of $3.7 million and $4.9 million, respectively, to its U.S. qualified pension plan trusts.

13. Stock Options

ASC 718, Compensation-Stock Compensation (“ASC 718”), requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under the prior authoritative literature, the Company adopted ASC 718 using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of this guidance are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. In connection with the Apollo Management L.P. (“Apollo”) transaction, all previously outstanding stock options became fully vested and were either cashed out or rolled into fully-vested stock options of Rexnord Corporation. On July 22, 2006, a total of 577,945 of stock options were rolled over, each with an exercise price of $7.13. As of October 1, 2011, 377,623 of these rollover stock options remained outstanding.

In connection with the Apollo transaction, the Board of Directors of Rexnord Corporation adopted, and stockholders approved, Rexnord Corporation’s 2006 Stock Option Plan (the “Option Plan”). Persons eligible to receive options under the Option Plan include officers, employees or directors of Rexnord Corporation or any of its subsidiaries and certain consultants and advisors to Rexnord Corporation or any of its subsidiaries. The maximum number of shares of Rexnord Corporation common stock that may be issued or transferred pursuant to options under the Option Plan equals 2,700,000 shares (excluding rollover options mentioned above). Approximately 50% of the options granted under the Option Plan vest ratably over five years from the date of grant; the remaining 50% of the options are eligible to vest based on the Company’s achievement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets and debt repayment targets for fiscal years 2007 through 2016.

The fair value of each option granted under the Option Plan during the six months ended October 1, 2011 was estimated on the date of grant using the Black-Scholes valuation model that uses the following assumptions: expected volatility of 34% based on the expected volatility of publicly-traded companies within the Company’s industry; an expected term of 7.5 years based on the midpoint between when the options vest and when they expire; a weighted average risk free interest rate of 2.41% based on the U.S. Treasury yield curve in effect at the date of grant; and expected dividends of zero. The weighted average grant date fair value of the 12,500 options granted under the Option Plan between April 1, 2011 and October 1, 2011 was $32.52.

For the second quarter ended and six months ended October 2, 2010, the Company recorded $1.4 million and $2.7 million of stock-based compensation expense. For the second quarter ended and six months ended October 1, 2011, the Company recorded $0.9 million and $2.1 million of stock-based compensation expense. As of October 1, 2011, there was $5.8 million of total unrecognized compensation cost related to non-vested stock options granted under the Option Plan. That cost is expected to be recognized over a weighted average period of 2.6 years.

The following table presents the Company’s stock option activity during the first six months of fiscal 2011 and 2012:

	Period from April 1, 2010 through October 2, 2010		Period from April 1, 2011 through October 1, 2011
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of period (1)	2,498,666	$18.25	2,570,513	$19.73
Granted	144,000	37.00	12,500	78.00
Exercised	—	—	(1,313)	20.00
Canceled/Forfeited	(14,649)	19.95	(15,033)	31.35

Outstanding at end of period (1) (2)	2,628,017	$19.27	2,566,667	$19.95

Exercisable at end of period (3)	1,492,451	$16.77	1,896,428	$17.94

(1)	Includes 377,623 roll-over options as of October 1, 2011.
(2)	The weighted average remaining contractual life of options outstanding at October 1, 2011 is 6.1 years.
(3)	The weighted average remaining contractual life of options exercisable at October 1, 2011 is 5.4 years.

14. Per Share Data

Basic net income (loss) per share is computed by dividing net income (loss) by the corresponding weighted average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding stock options to purchase common shares is calculated using the treasury stock method, except when the effect would be anti-dilutive. The computation for diluted net loss per share for the six months ended October 2, 2010 excludes 609,403 shares due to their anti-dilutive effects.

15. Business Segment Information

The results of operations are reported in two business segments, consisting of the Process & Motion Control platform and the Water Management platform. The Process & Motion Control platform designs, manufactures, markets and services specified, highly engineered mechanical components used within complex systems where our customers’ reliability requirements and cost of failure or downtime is extremely high. The Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment. This segment serves a diverse group of end-markets, including mining, general industrial applications, cement and aggregates, agriculture, forest and wood products, petrochemical, energy, food & beverage, aerospace and wind energy. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. The Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, backflow prevention pressure release valves, PEX piping and engineered valves and gates for the water and wastewater treatment market. The financial information of the Company’s segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by the Company’s Board of Directors. Management evaluates the performance of each business segment based on its operating results. The same accounting policies are used throughout the organization (see Note 1).

Business Segment Information:

(In Millions)

	Second Quarter Ended		Six Months Ended
	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Net sales
Process & Motion Control	$282.1	$317.0	$547.6	$648.2
Water Management	130.2	138.2	272.0	283.2

Consolidated	$412.3	$455.2	$819.6	$931.4

Income from operations
Process & Motion Control	$43.0	$53.7	$77.9	$104.0
Water Management	18.3	14.6	41.6	34.4
Corporate	(6.7)	(6.7)	(13.3)	(13.8)

Consolidated	$54.6	$61.6	$106.2	$124.6

Non-operating expense:
Interest expense, net	$(45.1)	$(42.8)	$(92.2)	$(87.2)
Loss on the extinguishment of debt	—	—	(100.8)	(0.7)
Loss on divestiture	—	(6.9)	—	(6.9)
Other (expense) income, net	20.4	(7.6)	1.9	(7.8)

Income (loss) before income taxes	29.9	4.3	(84.9)	22.0
(Benefit) provision for income taxes	8.0	(0.2)	(29.9)	6.3

Net income (loss)	$21.9	$4.5	$(55.0)	$15.7

Depreciation and Amortization
Process & Motion Control	$19.5	$20.0	$39.3	$40.5
Water Management	6.5	6.6	13.0	13.3

Consolidated	$26.0	$26.6	$52.3	$53.8

Capital Expenditures
Process & Motion Control	$5.3	$11.1	$8.8	$17.2
Water Management	1.7	2.7	2.6	4.7

Consolidated	$7.0	$13.8	$11.4	$21.9

	March 31, 2011	October 1, 2011
Total Assets
Process & Motion Control	$2,305.7	$2,279.1
Water Management	765.0	739.5
Corporate	29.0	29.7

Consolidated	$3,099.7	$3,048.3

16. Subsequent Events

The Company evaluated subsequent events from the balance sheet date of October 1, 2011 through November 22, 2011 and has concluded that the following subsequent events occurred during such period:

Recent Acquisition

On October 10, 2011, the Company the acquisition of 100% of the outstanding stock of VAG for an aggregate purchase price of approximately €175 million, net of cash acquired and excluding transaction costs. The purchase price included a cash payment to the selling shareholders at closing plus the assumption or extinguishment of certain indebtedness outstanding as of the closing date. The transaction was funded through the Company’s available liquidity ($89.8 million through the revolving credit facility, $75.0 million through the accounts receivable securitization program, and the remaining amount through available cash balances).

VAG is a global leader in engineered valve solutions across a broad range of applications, including water distribution, wastewater treatment, dams and hydropower generation as well as various other industrial applications. This acquisition is complementary to Rexnord’s existing Water Management platform and allows Rexnord to further expand into key markets outside of North America.

VAG employs approximately 1,200 associates world-wide and reported net sales of approximately €140 million for the twelve months ended September 30, 2011. Headquartered in Mannheim, Germany, VAG operates three other principal manufacturing operations in Hodonin, Czech Republic, Secunderabad, India and Taicang, China as well as sales offices in eighteen countries to service its global customer base.

Credit Agreement Modification

On October 20, 2011, the Company entered into a Loan Modification Agreement and Permitted Amendment (the “Modification Agreement”) related to the Credit Agreement. The Modification Agreement amends certain terms related to the Company’s $180.0 million revolving credit facility in the manner permitted under the terms of the Credit Agreement. Specifically, the Modification Agreement (i) extends the revolving facility maturity date with respect to lenders that agreed to accept the Company’s loan modification offer with respect to such lenders’ revolving facility commitments (collectively, the “Extended Commitments”) from July 20, 2012 to July 19, 2013; (ii) increases the applicable LIBOR margin with respect to Other Revolving Loans (as defined in the Credit Agreement) made pursuant to the Extended Commitments to 4.00% (it previously was 1.75%); and (iii) fixes the commitment fee with respect to the Extended Commitments at 0.50% (it previously had been determined by reference to a pricing matrix). All other terms of the Credit Agreement, including the pricing on the Company’s outstanding borrowings under the term loan facility (which were $760.5 million as of October 1, 2011), remain unchanged.

Restructuring

As a result of the acquisition of VAG and continued challenging market conditions in the North American water and wastewater served markets, in November the Company announced a plan to execute certain restructuring actions. The planned restructuring actions primarily consist of workforce reductions, consolidation of our engineering capabilities and facility rationalization to elsewhere within the Water Management footprint (including the transition of certain functions from our Magog, Quebec facility). These restructuring actions are expected to result in total restructuring charges within the Water Management segment of between $5.0 and $7.0 million, which is expected to be incurred over the second half of fiscal 2012.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Rexnord Corporation:

We have audited the accompanying consolidated balance sheets of Rexnord Corporation and subsidiaries (the Company) as of March 31, 2010 and 2011, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for actuarial gains and losses related to its pension and other postretirement benefit plans during the fourth quarter of the year ended March 31, 2011.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

May 25, 2011

Rexnord Corporation and Subsidiaries

Consolidated Balance Sheets

(in millions, except share amounts)

	March 31, 2010(1)	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	$263.9	$391.0
Receivables, net	234.1	270.1
Inventories, net	273.8	283.8
Other current assets	29.4	36.5

Total current assets	801.2	981.4

Property, plant and equipment, net	376.2	358.4
Intangible assets, net	688.5	644.7
Goodwill	1,012.2	1,016.2
Insurance for asbestos claims	86.0	65.0
Pension assets	—	4.6
Other assets	52.4	29.4

Total assets	$3,016.5	$3,099.7

Liabilities and stockholders’ deficit
Current liabilities:
Current portion of long-term debt	$5.3	$104.2
Trade payables	135.3	181.7
Compensation and benefits	58.7	67.9
Current portion of pension and postretirement obligations	6.1	6.1
Interest payable	30.7	51.8
Other current liabilities	83.2	86.1

Total current liabilities	319.3	497.8

Long-term debt	2,210.2	2,209.9
Pension and postretirement obligations	137.5	113.2
Deferred income taxes	273.2	254.9
Reserve for asbestos claims	86.0	65.0
Other liabilities	47.8	47.1

Total liabilities	3,074.0	3,187.9

Stockholders’ deficit:
Common stock, $0.01 par value; 25,000,000 shares authorized; shares issued: 16,142,886 at March 31, 2010 and 16,244,829 at March 31, 2011	0.2	0.2
Additional paid-in capital	285.6	293.3
Retained deficit	(340.2)	(391.5)
Accumulated other comprehensive (loss) income	(1.0)	16.1
Treasury stock at cost, 102,770 shares at March 31, 2010 and 216,423 shares at March 31, 2011	(2.1)	(6.3)

Total stockholders’ deficit	(57.5)	(88.2)

Total liabilities and stockholders’ deficit	$3,016.5	$3,099.7

(1)	Financial data for 2010 has been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. See Note 2, Significant Accounting Policies.

See notes to the consolidated financial statements.

Rexnord Corporation and Subsidiaries

Consolidated Statements of Operations

(in millions, except share and per share amounts)

	Year Ended March 31, 2009(1)	Year Ended March 31, 2010(1)	Year Ended March 31, 2011
Net sales	$1,882.0	$1,510.0	$1,699.6
Cost of sales	1,290.1	994.4	1,102.8

Gross profit	591.9	515.6	596.8
Selling, general and administrative expenses	467.8	297.7	329.1
Intangible impairment charges	422.0	—	—
Restructuring and other similar costs	24.5	6.8	—
Amortization of intangible assets	48.9	49.7	48.6

(Loss) income from operations	(371.3)	161.4	219.1
Non-operating (expense) income:
Interest expense, net	(230.4)	(194.2)	(180.8)
Gain (loss) on debt extinguishment	103.7	167.8	(100.8)
Other (expense) income, net	(3.0)	(16.4)	1.1

(Loss) income before income taxes	(501.0)	118.6	(61.4)
(Benefit) provision for income taxes	(72.0)	30.5	(10.1)

Net (loss) income	$(429.0)	$88.1	$(51.3)

Net (loss) income per share:
Basic	$(26.76)	$5.49	$(3.20)
Diluted	$(26.76)	$5.30	$(3.20)

Weighted-average number of shares outstanding (in thousands):
Basic	16,030	16,036	16,037
Effect of dilutive stock options	—	579	—

Diluted	16,030	16,615	16,037

(1)	Financial data for fiscal 2009 and 2010 has been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. See Note 2, Significant Accounting Policies.

See notes to the consolidated financial statements.

Rexnord Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

(in millions, except share amounts)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity (Deficit)
Balance at March 31, 2008 (1)	$0.2	$273.5	$(0.6)	$0.7	$(0.7)	$273.1
Comprehensive income (loss):
Net loss	—	—	(429.0)	—	—	(429.0)
Foreign currency translation adjustments	—	—	—	(26.7)	—	(26.7)
Unrealized gain on interest rate derivatives, net of $1.5 income tax expense	—	—	—	2.4	—	2.4
Change in pension and other postretirement defined benefit plans, net of $0.8 income tax benefit	—	—	—	(5.8)	—	(5.8)

Total comprehensive loss						(459.1)
Stock-based compensation expense	—	6.9	—	—	—	6.9
Impact of the adoption of the measurement date provisions of ASC 715, net of $0.8 income tax expense	—	—	1.3	—	—	1.3
Exercise of 1,806 stock options, net of 1,806 shares surrendered as proceeds	—	0.1	—	—	(0.1)	—

Balance at March 31, 2009 (1)	0.2	280.5	(428.3)	(29.4)	(0.8)	(177.8)

Comprehensive income (loss):
Net income	—	—	88.1	—	—	88.1
Foreign currency translation adjustments	—	—	—	14.7	—	14.7
Unrealized loss on interest rate derivatives, net of $0.3 income tax benefit	—	—	—	(0.5)	—	(0.5)
Change in pension and other postretirement defined benefit plans, net of $12.9 income tax expense	—	—	—	14.2	—	14.2

Total comprehensive income						116.5
Stock-based compensation expense	—	5.5	—	—	—	5.5
Exercise of 75,322 stock options, net of 47,468 shares surrendered as proceeds	—	1.1	—	—	(0.9)	0.2
Cost to cancel stock options	—	(1.5)	—	—	—	(1.5)
Repurchase of common stock, 17,500 shares	—	—	—	—	(0.4)	(0.4)

Balance at March 31, 2010 (1)	0.2	285.6	(340.2)	(1.0)	(2.1)	(57.5)

Comprehensive income (loss):
Net loss	—	—	(51.3)	—	—	(51.3)
Foreign currency translation adjustments	—	—	—	8.5	—	8.5
Unrealized loss on interest rate derivatives, net of $0.5 income tax benefit	—	—	—	(0.8)	—	(0.8)
Change in pension and other postretirement defined benefit plans, net of $5.2 income tax expense	—	—	—	9.4	—	9.4

Total comprehensive loss						(34.2)
Stock-based compensation expense	—	5.6	—	—	—	5.6
Tax benefit on option exercises, net of write-off of deferred tax asset	—	0.3	—	—	—	0.3
Exercise of 101,943 stock options, net of 86,153 shares surrendered as proceeds	—	1.8	—	—	(3.2)	(1.4)
Repurchase of common stock, 27,500 shares	—	—	—	—	(1.0)	(1.0)

Balance at March 31, 2011	$0.2	$293.3	$(391.5)	$16.1	$(6.3)	$(88.2)

(1)	Financial data for fiscal 2008 to 2010 have been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. See Note 2, Significant Accounting Policies.

See notes to the consolidated financial statements.

Rexnord Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)

	Year Ended March 31, 2009(1)	Year Ended March 31, 2010(1)	Year Ended March 31, 2011
Operating activities
Net (loss) income	$(429.0)	$88.1	$(51.3)
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation	60.7	59.6	57.5
Amortization of intangible assets	48.9	49.7	48.6
Intangible impairment charges (see Note 8)	422.0	—	—
Amortization of deferred financing costs	11.5	11.4	7.9
Deferred income taxes	(84.5)	33.3	(22.9)
Loss on dispositions of property, plant and equipment	0.8	2.5	1.7
Equity in (earnings) loss of unconsolidated affiliates	0.5	(0.5)	(4.1)
Non-cash restructuring charges (see Note 4)	5.8	0.4	—
Actuarial loss on pension and postretirement benefit obligations	164.3	7.7	2.5
Other non-cash charges (credits)	1.3	1.5	(1.1)
(Gain) loss on debt extinguishment	(103.7)	(167.8)	100.8
Interest expense converted to long-term debt	44.5	8.2	6.6
Stock-based compensation expense	6.9	5.5	5.6
Changes in operating assets and liabilities:
Receivables	28.2	29.8	(30.4)
Inventories	38.4	57.7	(2.9)
Other assets	(9.3)	4.8	(3.5)
Accounts payable	(41.9)	(0.5)	43.0
Accruals and other	(10.4)	(35.9)	6.5

Cash provided by operating activities	155.0	155.5	164.5

Investing activities
Expenditures for property, plant and equipment	(39.1)	(22.0)	(37.6)
Proceeds from the surrender of life insurance policies	0.9	—	—
Proceeds from dispositions of property, plant and equipment	0.3	—	—
Proceeds from sale of unconsolidated affiliate	—	—	0.9
Acquisitions, net of cash acquired (see Note 3)	(16.6)	—	1.2

Cash used for investing activities	(54.5)	(22.0)	(35.5)

Financing activities
Proceeds from borrowings of long-term debt	—	0.5	1,145.0
Proceeds from borrowings of short-term debt	—	—	2.0
Proceeds from borrowings on revolving credit facility	82.7	—	—
Proceeds from borrowings on accounts receivable securitization facility	30.0	—	—
Repayments of long-term debt	(3.2)	(116.1)	(1,071.1)
Repayments of short-term debt	—	(2.8)	(2.8)
Purchase of PIK toggle senior indebtedness	(72.9)	(36.5)	—
Payment of deferred financing fees	—	(4.9)	(14.6)
Payment of tender premium	—	—	(63.5)
Excess tax benefit on exercise of stock options	—	—	0.5
Purchase of common stock	—	(0.4)	(1.0)
Payment to cancel stock options	—	(1.5)	—
Net proceeds (payments) from issuance of common stock and stock option exercises	—	0.2	(1.4)

Cash (used for) provided by financing activities	36.6	(161.5)	(6.9)
Effect of exchange rate changes on cash and cash equivalents	(5.5)	4.0	5.0

Increase (decrease) in cash and cash equivalents	131.6	(24.0)	127.1
Cash and cash equivalents at beginning of period	156.3	287.9	263.9

Cash and cash equivalents at end of period	$287.9	$263.9	$391.0

(1)	Financial data for fiscal 2009 and 2010 have been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. See Note 2, Significant Accounting Policies.

See notes to the consolidated financial statements.

Rexnord Corporation and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2011

1. Basis of Presentation and Description of Business

Rexnord Corporation (formerly known as Rexnord Holdings, Inc.) (“Rexnord”) was formed on July 13, 2006 and is the indirect parent company of RBS Global, Inc. (“RBS Global”) and its subsidiaries. On July 21, 2006 (the “Merger Date”), certain affiliates of Apollo Management, L.P. (“Apollo”) and management purchased the operating company from The Carlyle Group. There was no business activity at Rexnord prior to the Merger Date. The accompanying consolidated financial statements include the accounts of Rexnord and subsidiaries subsequent to the Merger Date (collectively, the “Company”).

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations for the periods presented.

The Company

Rexnord is a growth-oriented, multi-platform industrial company with what it believes are leading market shares and highly trusted brands that serve a diverse array of global end-markets. The Company’s heritage of innovation and specification have allowed it to provide highly engineered, mission critical solutions to customers for decades and affords it the privilege of having long-term, valued relationships with market leaders. The Process & Motion Control platform designs, manufactures, markets and services specified, highly-engineered mechanical components used within complex systems where our customers’ reliability requirements and cost of failure or downtime is extremely high. The Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. The Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, PEX piping and engineered valves and gates for the water and wastewater treatment market.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2011 presentation.

Pension and Other Postretirement Benefits—Change in Accounting

During the fourth quarter of fiscal 2011, the Company voluntarily changed its method of accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. Previously, the Company recognized actuarial gains and losses as a component of Stockholders’ Equity on the consolidated balance sheet and amortized the actuarial gains and losses over participants’ average remaining service period, or average remaining life expectancy, when all or almost all plan participants are inactive, as a component of net periodic benefit cost if the unrecognized gain or loss exceeded 10 percent of the greater of the market-related value of plan assets or the plan’s projected benefit obligation at the beginning of the year (the “corridor”). Under the new method, the net actuarial gains or losses in excess of the corridor will be recognized immediately in operating results during the fourth quarter of each fiscal year (or upon any re-measurement date). Net periodic benefit costs recorded on a quarterly basis would continue to primarily be comprised of service and interest cost, amortization of unrecognized prior service cost and the expected return on plan assets. While the historical method of recognizing actuarial gains and losses was considered acceptable, the Company believes this method is preferable as it accelerates the recognition of actuarial gains and losses outside of the corridor. In accordance with ASC 250 Accounting Changes and Error Corrections (“ASC 250”), the voluntary accounting policy change has been reported through retrospective application of the new policy to all periods presented. The impacts of all adjustments made to the consolidated financial statements is summarized below:

Consolidated Statements of Operations

(in millions, except per share amounts)

	Year Ended March 31, 2009
	Previously Reported	As Adjusted	Effect of Change
Cost of sales	$1,277.0	$1,290.1	$(13.1)
Selling, general and administrative expenses	316.6	467.8	(151.2)
Loss before income taxes	(336.7)	(501.0)	(164.3)
Benefit for income taxes	(8.7)	(72.0)	63.3
Net loss	(328.0)	(429.0)	(101.0)

Basic loss per share	(20.46)	(26.76)	(6.30)
Diluted loss per share	(20.46)	(26.76)	(6.30)

	Year Ended March 31, 2010
	Previously Reported	As Adjusted	Effect of Change
Cost of sales	$998.0	$994.4	$3.6
Selling, general and administrative expenses	299.0	297.7	1.3
Income before income taxes	113.7	118.6	4.9
Provision for income taxes	28.6	30.5	(1.9)
Net income	85.1	88.1	3.0

Basic earnings per share	5.31	5.49	0.18
Diluted earnings per share	5.12	5.30	0.18

	Year Ended March 31, 2011
	Recognized Under Previous Method	Recognized Under New Method	Effect of Change
Cost of sales	$1,105.7	$1,102.8	$2.9
Selling, general and administrative expenses	331.7	329.1	2.6
Loss before income taxes	(66.9)	(61.4)	5.5
Benefit for income taxes	(12.3)	(10.1)	(2.2)
Net loss	(54.6)	(51.3)	3.3

Basic loss per share	(3.41)	(3.20)	0.21
Diluted loss per share	(3.41)	(3.20)	0.21

Consolidated Statements of Stockholders’ Equity (Deficit)

(in millions)

	April 1, 2008
	Previously Reported	As Adjusted	Effect of Change
Retained earnings (deficit)	$0.1	$(0.6)	$(0.7)
Accumulated other comprehensive income	—	0.7	0.7

	Year Ended March 31, 2009
	Previously Reported	As Adjusted	Effect of Change
Retained deficit	$(326.6)	$(428.3)	$(101.7)
Accumulated other comprehensive loss	(131.1)	(29.4)	101.7

	Year Ended March 31, 2010
	Previously Reported	As Adjusted	Effect of Change
Retained deficit	$(241.5)	$(340.2)	$(98.7)
Accumulated other comprehensive loss	(99.7)	(1.0)	98.7

	Year Ended March 31, 2011
	Previously Reported	As Adjusted	Effect of Change
Retained deficit	$(296.1)	$(391.5)	$(95.4)
Accumulated other comprehensive loss	(79.3)	16.1	95.4

The effect of the accounting change is also reflected in the Company’s consolidated statements of cash flows in “Net (loss) income” and relevant adjustments to reconcile net (loss) income to net cash provided by operating activities.

Revenue Recognition

Net sales are recorded upon transfer of title and risk of product loss to the customer. Net sales relating to any particular shipment are based upon the amount invoiced for the delivered goods less estimated future rebate payments and sales returns which are based upon the Company’s historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during the years ended March 31, 2009, 2010 and 2011 was approximately 1.0% or less of net sales. Other than a standard product warranty, there are no post-shipment obligations.

The Company classifies shipping and handling fees billed to customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of operations.

Share Based Payments

The Company accounts for share based payments in accordance with ASC 718 Accounting for Stock Compensation (“ASC 718”). ASC 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. See further discussion of the Company’s stock option plans in Note 14.

Per Share Data

Basic net income (loss) per share is computed by dividing net income (loss) by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding stock options to purchase common shares is calculated using the treasury stock method, except when the effect would be anti-dilutive. The computation for diluted net loss per share for the years ended March 31, 2009 and 2011 excludes 703,742 shares and 795,803 shares, respectively, due to their anti-dilutive effects.

Receivables

Receivables are stated net of allowances for doubtful accounts of $9.6 million at March 31, 2010 and $5.3 million at March 31, 2011. On a regular basis, the Company evaluates its receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience. Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations.

Significant Customers

The Company’s largest customer accounted for 7.7%, 7.1%, and 8.0% of consolidated net sales for the years ended March 31, 2009, 2010 and 2011, respectively. Receivables related to this industrial distributor at March 31, 2010 and 2011 were $10.8 million and $11.5 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Approximately 70% of the Company’s total inventories as of March 31, 2010 and 2011 were valued using the “last-in, first-out” (LIFO) method. All remaining inventories are valued using the “first-in, first-out” (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over 10 to 30 years for buildings and improvements, 5 to 10 years for machinery and equipment and 3 to 5 years for computer hardware and software. Maintenance and repair costs are expensed as incurred.

Goodwill and Intangible Assets

Intangible assets consist of acquired trademarks and tradenames, customer relationships (including distribution network), patents and non-compete intangibles. The customer relationships, patents and non-compete intangibles are being amortized using the straight-line method over their estimated useful lives of 3 to 15 years, 2 to 20 years and 2 to 5 years, respectively. Goodwill, trademarks and tradenames have indefinite lives and are not amortized but are tested annually for impairment using a discounted cash flow and market value approach analysis.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Deferred Financing Costs

Other assets at March 31, 2010 and March 31, 2011, include deferred financing costs of $46.6 million and $27.9 million, respectively, net of accumulated amortization of $37.3 million and $26.7 million, respectively. These costs were incurred to obtain long-term financing and are being amortized using the effective interest method over the term. During the first quarter of fiscal 2011, the Company finalized the results of the cash tender offers and consent solicitations launched on April 7, 2010. In connection with the cash tender offers and solicitation the Company had a non-cash write-off of $25.4 million of unamortized deferred financing costs. Additionally, the Company capitalized $14.6 million of deferred financing costs related to the issuance of $1,145.0 million aggregate principal amount of 8.50% senior notes due 2018 (the “8.50% Notes”). See Note 10 for additional information regarding the cash tender offers and consent solicitations.

Product Warranty

The Company offers warranties on the sales of certain of its products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents changes in the Company’s product warranty liability (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2010	Year Ended March 31, 2011
Balance at beginning of period	$6.8	$7.2	$10.7
Acquired obligations	—	0.1	—
Charged to operations	7.3	8.1	5.6
Claims settled	(6.9)	(4.7)	(7.7)

Balance at end of period	$7.2	$10.7	$8.6

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes (“ASC 740”). Deferred income taxes are provided for future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses, tax credits and other applicable carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be actually paid or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of continuing operations in the period that includes the date of enactment.

The Company regularly reviews its deferred tax assets for recoverability and provides a valuation allowance against its deferred tax assets if, based upon consideration of all positive and negative evidence, the Company determines that it is more-likely-than-not that a portion or all of the deferred tax assets will ultimately not be realized in future tax periods. Such positive and negative evidence would include review of historical earnings and losses, anticipated future earnings, the time period over which the temporary differences and carryforwards are anticipated to reverse and implementation of feasible, prudent tax planning strategies.

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related deferred tax assets and liabilities. In the ordinary course of the Company’s business, there is inherent uncertainty in quantifying the ultimate tax outcome of all of the numerous transactions and required calculations relating to the Company’s tax positions. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of ASC 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to uncertain tax positions for income tax reporting purposes and financial reporting purposes. The Company has established a reserve for interest and penalties, as applicable, for uncertain tax positions and it is recorded as a component of the overall income tax provision.

The Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. Although the outcome of income tax examinations is always uncertain, the Company believes that it has appropriate support for the positions taken on its income tax returns and has adequately provided for potential income tax assessments. Nonetheless, the amounts ultimately settled relating to issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

See Note 16 for more information on income taxes.

Accumulated Other Comprehensive Income (Loss)

At March 31, 2010, accumulated other comprehensive loss consisted of $6.4 million of foreign currency translation gains, $4.0 million of unrealized losses on derivative contracts, net of tax and $3.4 million of unrecognized actuarial losses and unrecognized prior services costs, net of tax. At March 31, 2011, accumulated other comprehensive income consisted of $14.9 million of foreign currency translation gains, $4.8 million of unrealized losses on derivative contracts, net of tax and $6.0 million of unrecognized actuarial gains and unrecognized prior services costs, net of tax.

Derivative Financial Instruments

The Company is exposed to certain financial risks relating to fluctuations in foreign currency exchange rates and interest rates. The Company selectively uses foreign currency forward contracts and interest rate swap contracts to manage its foreign currency and interest rate risks. All hedging transactions are authorized and executed pursuant to defined policies and procedures which prohibit the use of financial instruments for speculative purposes.

The Company accounts for derivative instruments based on ASC 815, Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). ASC 815 requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. Fair value is defined under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. See more information as it relates to applying fair value to derivative instruments at Note 12. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative instrument has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. If the derivative instrument is designated and qualifies as an effective hedging instrument under ASC 815, the changes in the fair value of the effective portion of the instrument are recognized in accumulated other comprehensive income (loss) whereas any changes in the fair value of a derivative instrument that is not designated or does not qualify as an effective hedge are recorded in other non-operating income (expense). See Note 11 for further information regarding the classification and accounting for the Company’s derivative financial instruments.

Financial Instrument Counterparties

The Company is exposed to credit losses in the event of non-performance by counterparties to its financial instruments. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under these instruments. The Company places cash and temporary investments, foreign currency contracts and its interest rate swap agreements with various high-quality financial institutions. Although the Company does not obtain collateral or other security to support these financial instruments, it does periodically evaluate the credit-worthiness of each of its counterparties.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses of such entities are translated at average exchange rates in effect during the respective period. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss). Currency transaction gains and (losses) are included in other non-operating income (expense) in the consolidated statements of operations and totaled $2.4 million, $(4.3) million and $1.5 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and amounted to $10.4 million, $6.8 million, and $8.2 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Research, Development and Engineering Costs

Research, development and engineering costs are charged to selling, general and administrative expenses as incurred for the years ended March 31, 2009, 2010, and 2011 as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2010	Year Ended March 31, 2011
Research and development costs	$8.4	$10.8	$11.5
Engineering costs	23.4	20.1	22.2

Total	$31.8	$30.9	$33.7

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and temporary investments, forward currency contracts, interest rate swap/collar agreements and trade accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

3. Acquisitions

The Mecánica Falk Acquisition

On August 31, 2010, the Company acquired full control of Mecánica Falk S.A. de C.V. (“Mecánica Falk”), a joint venture in which the Company previously maintained a 49% non-controlling interest. Located in Mexico City, Mexico, Mecánica Falk primarily serves as a distributor of the Company’s existing Process & Motion Control product lines in Latin America. The acquisition of the remaining 51% interest in Mecánica Falk provides the Company with the opportunity to expand its international presence through a more direct ownership structure. Mecánica Falk’s results of operations have been wholly consolidated in all periods subsequent to August 31, 2010.

Due to the pre-existing 49% ownership interest in Mecánica Falk, this acquisition was accounted for as a step acquisition in accordance with ASC 805, Business Combinations (“ASC 805”). Accordingly, the Company recognized a gain of $3.4 million in connection with this transaction to record its 49% ownership interest in Mecánica Falk at fair value on the acquisition date the fair value was determined using a combination of the income approach and market approach. In completing this valuation, management considered future earnings and cash flow potential of the business, earnings multiples, and recent market transactions of similar businesses. The transaction was consummated through a redemption of the existing stockholders’ shares in exchange for a $6.1 million seller-financed note, which will be repaid in ratable installments over the next several quarters. Excluding the seller-financed note, the Company acquired net assets of $12.1 million, including $8.0 million of intangible assets (comprised of $4.4 million of customer relationships and $3.6 million of goodwill) and $1.2 million of cash. Certain information about Mecánica Falk is not presented (e.g. pro forma financial information and allocation of purchase price) as the disclosure of such information is not material to the Company’s results of operations and financial position.

The Fontaine Acquisition

On February 27, 2009, the Company acquired the stock of Fontaine-Alliance Inc. and affiliates (“Fontaine”) for a total purchase price of $24.2 million, net of $0.6 million of cash acquired. Of the total purchase price of $24.2 million, the Company paid $16.6 million in cash and assumed $7.6 million of debt. The purchase price was financed through borrowings on the Company’s accounts receivable securitization facility. Fontaine manufactures stainless steel slide gates and other engineered flow control products for the municipal water and wastewater markets. In accordance with the applicable authoritative guidance at the date of this transaction, the Company subsequently adjusted its goodwill and customer relationships in fiscal 2010 as well as pre-acquisition tax positions and certain miscellaneous balances related to this transaction. As a result of this transaction, the Company acquired $4.7 million of intangible assets consisting of $3.8 million of trademarks, $0.8 million of customer relationships and $0.1 of non-compete intangibles. The acquired customer relationships and non-compete intangibles are being amortized over their estimated useful lives of 3 years and 2 years, respectively. The acquired trademarks have an indefinite life and are not being amortized but are tested annually for impairment. Goodwill is not deductible for income tax purposes. The Company’s results of operations include Fontaine subsequent to February 28, 2009. Certain information about Fontaine is not presented (e.g. pro forma financial information and allocation of purchase price) as the disclosure of such information is not material to the Company’s results of operations and financial position.

In accordance with ASC 805, the Company adjusted its initial purchase price allocation subsequent to the Fontaine acquisition. A summary of the Company’s goodwill adjustments to the initial purchase price allocation are as follows (in millions):

Goodwill balance at acquisition	$5.3
Adjustments to original purchase price allocation	0.2

Goodwill balance at March 31, 2010	$5.5

4. Restructuring and Other Similar Costs

Beginning with the quarter ended December 27, 2008, the Company executed certain restructuring actions to reduce operating costs and improve profitability. The restructuring actions primarily resulted in workforce reductions, inventory impairments, and lease termination and other facility rationalization costs. As the restructuring actions were substantially completed during fiscal 2010, the Company did not record any restructuring charges during the year ended March 31, 2011. The following table summarizes the restructuring costs incurred during the years ended March 31, 2009 and 2010 and the total restructuring costs incurred since such actions began (i.e., the period from September 28, 2008 to March 31, 2010) by reportable segment (in millions):

	Year Ended March 31, 2009
	Process & Motion Control	Water Management	Corporate	Consolidated
Severance costs	$16.0	$2.0	$0.2	$18.2
Fixed asset impairments	—	3.2	—	3.2
Inventory impairments	—	2.5	—	2.5
Lease termination and other costs	0.5	0.1	—	0.6

Total restructuring and other similar costs	$16.5	$7.8	$0.2	$24.5

	Year Ended March 31, 2010
	Process & Motion Control	Water Management	Corporate	Consolidated
Severance costs	$3.7	$0.5	$—	$4.2
Fixed asset impairments	—	—	—	—
Inventory impairments	0.4	—	—	0.4
Lease termination and other costs	2.2	—	—	2.2

Total restructuring and other similar costs	$6.3	$0.5	$—	$6.8

	Period from September 28, 2008 to March 31, 2010
	Process & Motion Control	Water Management	Corporate	Consolidated
Severance costs	$19.7	$2.5	$0.2	$22.4
Fixed asset impairments	—	3.2	—	3.2
Inventory impairments	0.4	2.5	—	2.9
Lease termination and other costs	2.7	0.1	—	2.8

Total restructuring and other similar costs	$22.8	$8.3	$0.2	$31.3

The following table summarizes the activity in the Company’s restructuring reserve for the fiscal years ended March 31, 2010 and 2011 (in millions):

	Severance Costs	Fixed Asset Impairments	Lease Termination and Other Costs	Inventory Impairments	Total
Restructuring reserve, March 31, 2009	$12.6	$—	$0.6	$—	$13.2
Charges	4.2	—	2.2	0.4	6.8
Cash payments	(15.7)	—	(0.8)	—	(16.5)
Non-cash asset impairments	—	—	—	(0.4)	(0.4)
Currency translation adjustment	0.2	—	—	—	0.2

Restructuring reserve, March 31, 2010	$1.3	$—	$2.0	$—	$3.3

Cash payments	$(1.2)	$—	$(1.1)	$—	$(2.3)
Currency translation adjustment	(0.1)	—	—	—	(0.1)

Restructuring reserve, March 31, 2011	$—	$—	$0.9	$—	$0.9

(1)	The restructuring reserve is included in other current liabilities on the consolidated balance sheets.

5. Recovery Under Continued Dumping and Subsidy Offset Act (“CDSOA”)

The U.S. government has seven anti-dumping duty orders in effect against certain foreign producers of ball bearings exported from six countries, tapered roller bearings from China and spherical plain bearings from France. The foreign producers of the ball bearing orders are located in France, Germany, Italy, Japan, Singapore and the United Kingdom. The Company is a producer of ball bearing products in the United States. The CDSOA provides for distribution of monies collected by Customs and Border Protection (“CBP”) from anti-dumping cases to qualifying producers, on a pro rata basis, where the domestic producers have continued to invest their technology, equipment and people in products that were the subject of the anti-dumping orders. As a result of providing relevant information to CBP regarding historical manufacturing, personnel and development costs for previous calendar years, the Company received $1.8 million, $0.8 million, and $0.7 million, its pro rata share of the total CDSOA distribution, during the years ended March 31, 2009, 2010 and 2011, respectively, which is included in other non-operating expense, net on the consolidated statement of operations.

In February 2006, U.S. Legislation was enacted that ends CDSOA distributions to U.S. manufacturers for imports covered by anti-dumping duty orders entering the U.S. after September 30, 2007. Because monies were collected by CBP until September 30, 2007 and for prior year entries, the Company has continued to receive some additional distributions; however, because of the pending cases, the 2006 legislation and the administrative operation of the law, the Company cannot reasonably estimate the amount of CDSOA payments, if any, that it may receive in future years.

6. Inventories

The major classes of inventories are summarized as follows (in millions):

	March 31,
	2010	2011
Finished goods	$171.7	$184.1
Work in progress	51.1	53.7
Raw materials	30.9	30.8

Inventories at First-in, First-Out (“FIFO”) cost	253.7	268.6
Adjustment to state inventories at Last-in, First-Out (“LIFO”) cost	20.1	15.2

	$273.8	$283.8

7. Property, Plant & Equipment

Property, plant and equipment is summarized as follows (in millions):

	March 31,
	2010	2011
Land	$36.7	$37.5
Buildings and improvements	160.0	163.4
Machinery and equipment	303.1	315.7
Hardware and software	38.1	42.8
Construction in-progress	8.7	21.0

	546.6	580.4
Less accumulated depreciation	(170.4)	(222.0)

	$376.2	$358.4

8. Goodwill and Intangible Assets

The Company conducts its annual testing of indefinite lived intangible assets and goodwill during the third quarter of each year in accordance with ASC 350, Intangibles—Goodwill and Other (“ASC 350”). Pursuant to the guidance, an impairment loss is recognized if the estimated fair value of the intangible asset or reporting unit is less than its carrying amount. The fair value of the Company’s indefinite lived intangible assets and reporting units were primarily estimated using an income valuation model (discounted cash flow) and market approach (guideline public company comparables), which indicated that the fair value of the Company’s indefinite lived intangible assets and reporting units exceeded their carrying value, therefore, no impairment was present. The estimated fair value of the Company’s reporting units was dependent on several significant assumptions, including its weighted average cost of capital (discount rate) and future earnings and cash flow projections.

During the year ended March 31, 2009, the Company recorded non-cash pre-tax impairment charges associated with goodwill and identifiable intangible assets of $422.0 million, of which $319.3 million relates to goodwill impairment and $102.7 million relates to other identifiable intangible asset impairments. These charges were measured and recognized following the guidance in ASC 350 and 360, Property, Plant, and Equipment (“ASC 360”), which require that the carrying value of goodwill and identifiable intangible assets be tested for impairment annually or whenever circumstances indicate that impairment may exist. The impairment charges recorded were precipitated by the macroeconomic factors impacting the global credit markets as well as slower industry business conditions which contributed to deterioration in the Company’s projected sales, operating profits and cash flows at that time.

The Company commenced its testing of identifiable intangible assets and goodwill during fiscal 2009 by first testing its amortizable intangible assets (customer relationships and patents) for impairment under the provisions of ASC 360. Under ASC 360, an impairment loss is recognized if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying value over the fair value of the asset. Upon the completion of its impairment testing surrounding amortizable intangible assets, the Company recorded a pre-tax impairment charge of $14.3 million related to its existing patents during fiscal 2009. The reduction in patents of $14.3 million represented approximately 35.1% of the total patent balance.

The Company then tested its indefinite lived intangible assets (trademarks and tradenames) for impairment during fiscal 2009 in accordance with ASC 350. This test consisted of comparing the fair value of the Company’s trade names to their carrying values. As a result of this test, the Company recorded a pre-tax impairment charge of $88.4 million related to the Company’s trademarks and tradenames during fiscal 2009. The reduction in trademarks and tradenames of $88.4 million represented approximately 23.5% of the total trademarks and tradenames balance.

Lastly, the Company tested its goodwill for impairment under the provisions of ASC 350. Under ASC 350, the goodwill impairment measurement consists of two steps. In the first step, the fair value of each reporting unit is compared to its carrying value to identify reporting units that may be impaired. The Company’s analysis of the fair value of its reporting units incorporated a discounted cash flow methodology based on future business projections. Based on this evaluation, it was determined that the fair value of the Company’s Process & Motion Control and Zurn reporting units (within the Company’s Process & Motion Control and Water Management operating segments, respectively) were less than their carrying values.

The second step of the goodwill impairment test consists of determining the implied fair value of each impaired reporting unit’s goodwill. The activities in the second step include hypothetically valuing all of the tangible and intangible assets of the impaired reporting units at fair value as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the fair value of its identifiable assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the implied fair value of the reporting units’ goodwill over the carrying value of the goodwill.

Based upon the results of its two step analysis, the Company recognized a pre-tax goodwill impairment charge of $319.3 million during fiscal 2009. The reduction in goodwill of $319.3 million represented approximately 24.0% of the total goodwill balance.

The changes in the net carrying value of goodwill and identifiable intangible assets for the years ended March 31, 2010 and 2011 by operating segment, are presented below (in millions):

			Amortizable Intangible Assets
	Goodwill	Indefinite Lived Intangible Assets (Trade Names)	Customer Relationships	Patents	Non-Compete	Total Identifiable Intangible Assets Excluding Goodwill
Process & Motion Control
Net carrying amount as of March 31, 2009	$852.3	$191.9	$197.0	$10.3	$—	$399.2
Amortization	—	(1.2)	(27.0)	(1.7)	—	(29.9)

Net carrying amount as of March 31, 2010	$852.3	$190.7	$170.0	$8.6	$—	$369.3

Amortization	$—	$—	$(27.2)	$(1.5)	$—	$(28.7)
Acquisitions	3.6	—	4.4	—	—	4.4

Net carrying amount as of March 31, 2011	$855.9	$190.7	$147.2	$7.1	$—	$345.0

Water Management
Net carrying amount as of March 31, 2009	$158.6	$100.7	$222.3	$14.1	$0.1	$337.2
Amortization	—	—	(17.8)	(2.0)	—	(19.8)
Adjustment to initial purchase price allocation (1)	0.2	—	0.6	—	—	0.6
Currency translation adjustment	1.1	0.8	0.1	0.3	—	1.2

Net carrying amount as of March 31, 2010	$159.9	$101.5	$205.2	$12.4	$0.1	$319.2

Amortization	$—	$—	$(17.9)	$(2.0)	$—	$(19.9)
Currency translation adjustment	0.4	0.2	0.2	—	—	0.4

Net carrying amount as of March 31, 2011	$160.3	$101.7	$187.5	$10.4	$0.1	$299.7

Consolidated
Net carrying amount as of March 31, 2009	$1,010.9	$292.6	$419.3	$24.4	$0.1	$736.4
Amortization	—	(1.2)	(44.8)	(3.7)	—	(49.7)
Adjustment to initial purchase price allocation	0.2	—	0.6	—	—	0.6
Currency translation adjustment	1.1	0.8	0.1	0.3	—	1.2

Net carrying amount as of March 31, 2010	$1,012.2	$292.2	$375.2	$21.0	$0.1	$688.5

Amortization	$—	$—	$(45.1)	$(3.5)	$—	$(48.6)
Acquisitions	3.6	—	4.4	—	—	4.4
Currency translation adjustment	0.4	0.2	0.2	—	—	0.4

Net carrying amount as of March 31, 2011	$1,016.2	$292.4	$334.7	$17.5	$0.1	$644.7

(1)	Represents adjustments to the Company’s initial purchase price allocation related to the Fontaine acquisition in fiscal 2009.

The gross carrying amount, accumulated amortization and net carrying amount for each major class of identifiable intangible assets as of March 31, 2010 and March 31, 2011 are as follows (in millions):

		March 31, 2010
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Patents	10 Years	$36.3	$(15.3)	$21.0
Customer relationships (including distribution network)	12 Years	529.5	(154.3)	375.2
Non-compete	2 Years	0.1	—	0.1
Intangible assets not subject to amortization—trademarks and tradenames		292.2	—	292.2

		$858.1	$(169.6)	$688.5

		March 31, 2011
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Patents	10 Years	$36.3	$(18.8)	$17.5
Customer relationships (including distribution network)	12 Years	534.1	(199.4)	334.7
Non-compete	2 Years	0.1	—	0.1
Intangible assets not subject to amortization—trademarks and tradenames		292.4	—	292.4

		$862.9	$(218.2)	$644.7

Intangible asset amortization expense totaled $48.9 million, $49.7 million, and $48.6 million for the years ended March 31, 2009, 2010 and 2011, respectively.

The Company expects to recognize amortization expense on the intangible assets subject to amortization of $47.9 million in fiscal year 2012, and $47.5 million in fiscal year 2013, 2014, 2015, and 2016, respectively.

9. Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	March 31, 2010	March 31, 2011
Taxes, other than income taxes	$4.6	$6.3
Sales rebates	12.0	16.1
Restructuring obligations (1)	3.3	0.9
Customer advances	12.4	11.4
Product warranty (2)	10.7	8.6
Commissions	6.6	6.4
Risk management reserves (3)	8.6	13.0
Deferred income taxes	2.1	3.1
Other	22.9	20.3

	$83.2	$86.1

(1)	See more information related to the restructuring obligations balance within Note 4.

(2)	See more information related to the product warranty obligations balance within Note 2.
(3)	Includes projected liabilities related to the Company’s deductible portion of insured losses arising from automobile, general and product liability claims.

10. Long-Term Debt

Long-term debt is summarized as follows (in millions):

	March 31, 2010	March 31, 2011
8.50% Senior notes due 2018	$—	$1,145.0
Term loans	763.5	761.5
11.75% Senior subordinated notes due 2016	300.0	300.0
PIK toggle senior indebtedness due 2013 (1)	86.3	93.2
8.875% Senior notes due 2016	79.0	2.0
9.50% Senior notes due 2014 (2)	979.2	—
Other	7.5	12.4

Total	2,215.5	2,314.1
Less current portion (3)	5.3	104.2
Long-term debt	$2,210.2	$2,209.9

(1)	Includes an unamortized bond issue discount of $0.6 million and $0.4 million at March 31, 2010 and March 31, 2011, respectively. See (3) below.
(2)	Includes a net unamortized bond issue discount of $12.1 million at March 31, 2010.
(3)	The amount at March 31, 2011 includes $93.2 million of PIK toggle senior indebtedness due 2013. On May 6, 2011, Rexnord received a dividend from its subsidiaries, substantially all of which was used to extinguish the PIK toggle senior indebtedness due 2013 in the first quarter of fiscal 2012. As such, this obligation is presented within the current portion of long-term debt on the consolidated balance sheet.

The Company’s outstanding debt was issued by Rexnord, RBS Global, and various subsidiaries of RBS Global. Rexnord was the issuer of the PIK toggle senior indebtedness and RBS Global, as well as its wholly-owned subsidiary Rexnord LLC, are the co-issuers of the term loans, senior notes and senior subordinated notes.

Rexnord PIK Toggle Senior Indebtedness Due 2013

On March 2, 2007, the Company entered into a Credit Agreement (the “PIK Loan Credit Agreement”) with various lenders which provided $449.8 million ($459.0 million of debt financing, net of a $9.2 million original issue discount) that was primarily used to pay a distribution to its stockholders as well as to holders of fully vested rollover options. The PIK Toggle Loans issued pursuant to the PIK Loan Credit Agreement are due March 1, 2013 and bear interest at a floating rate. The floating rate is equal to adjusted LIBOR (the interest rate per annum equal to the product of (a) the LIBOR in effect and (b) Statutory Reserves) plus 7.0%.

On August 8, 2008, the Company completed an exchange offer with respect to the PIK Toggle Loans. Approximately $460.8 million of the then outstanding PIK Toggle Loans were tendered and exchanged for PIK Toggle Senior Notes due 2013 (the “PIK Toggle Notes”). The PIK Toggle Loans that were not tendered for exchange continue to be governed by the terms and conditions in the PIK Loan Credit Agreement while the PIK Toggle Loans tendered and exchanged for PIK Toggle Notes are governed by the terms and conditions of an indenture. The PIK Toggle Notes were issued under an indenture between Rexnord and Wells Fargo Bank, N.A, as trustee (the “indenture”), which is capable of being qualified under the Trust Indenture Act of 1939. The terms of the PIK Toggle Notes are substantially the same as the terms of the PIK Toggle Loans in all material respects (including their maturity, variable interest rates and our ability to make certain interest payments in kind, which the Company refers to as “PIK Interest,” rather than in cash), except that (1) interest on the PIK Toggle Notes is payable semi-annually (generally at the three month LIBOR in effect for the interest period plus 7.0% per annum) while interest on the PIK Toggle Loans is payable quarterly (also generally at the three month LIBOR in effect for the interest period plus 7.0% per annum), (2) the PIK Toggle Notes were issued pursuant to the indenture, (3) a change of control is not an event of default under the PIK Toggle Notes but instead requires us to make an offer to purchase the PIK Toggle Notes at a price of 101% of their principal amount plus accrued and unpaid interest, and (4) certain other provisions have been adjusted as required or permitted by Section 6.13 of the PIK Loan Credit Agreement. None of our subsidiaries currently guarantee any of our indebtedness, so there are no guarantors of the PIK Toggle Notes or of the PIK Toggle Loans. The PIK Toggle Notes and the PIK Toggle Loans are required to be guaranteed by any of our domestic subsidiaries which in the future may guarantee our indebtedness. The Company refers to the PIK Toggle Loans and the PIK Toggle Notes collectively as the PIK toggle senior indebtedness.

The PIK toggle senior indebtedness was fully extinguished in the first quarter of fiscal 2012. See Note 21.

Fiscal 2010 Purchases and Extinguishment of PIK Toggle Senior Indebtedness

During fiscal 2010, the Company purchased and extinguished $67.4 million of outstanding face value PIK toggle senior indebtedness due 2013 for $36.5 million in cash. As a result, the Company recognized a $30.3 million gain during the year ended March 31, 2010, which was measured based on the difference between the cash paid and the net carrying amount of the debt (the net carrying amount of the debt included unamortized original issue discount of $0.6 million, unamortized debt issuance costs of $0.6 million, and $0.3 million of accrued interest) along with the forgiveness of $0.4 million of accrued interest.

April 2009 Exchange Offer

On April 29, 2009, the Company finalized the results of a debt exchange offer to exchange (a) new RBS Global 9.50% Senior Notes due 2014 (the “2009 9.50% Notes”) for any and all of RBS Global’s 8.875% Senior Notes due 2016 (the “8.875% Notes”), (b) 2009 9.50% Notes for any and all of the PIK Toggle Notes (together with the 8.875% Notes, the “Old Notes”), and (c) 2009 9.50% Notes for any and all of the PIK Toggle Loans outstanding under the PIK Loan Credit Agreement.

Upon settlement of the April 2009 exchange offer, (i) approximately $71.0 million principal amount of 8.875% Notes, (ii) approximately $235.7 million principal amount of PIK Toggle Notes, and (iii) approximately $7.9 million principal amount of PIK Toggle Loans were exchanged for 2009 9.50% Notes. Based on the principal amount of Old Notes and PIK Toggle Loans validly tendered and accepted, approximately $196.3 million of aggregate principal of the 2009 9.50% Notes was issued in exchange for such Old Notes and PIK Toggle Loans (excluding a net original issue discount of $20.6 million). In addition, RBS Global incurred $11.1 million of transaction costs ($0.2 million of these transaction costs were issued in the form of 2009 9.50% Notes) to complete the exchange offer, of which $5.1 million was capitalized as deferred financing costs.

The Company accounted for the April 2009 exchange offer pursuant to ASC 470-50 Debt Modification and Extinguishments (“ASC 470-50”). As a result of the April 2009 exchange offer, the Company recognized a gain of $137.5 million on the extinguishment of PIK Toggle Notes and PIK Toggle Loans. The gain on extinguishment of $137.5 million relates to the extinguishment of $235.7 million of outstanding face value PIK Toggle Notes and $7.9 million of outstanding face value of PIK Toggle Loans and is measured based on the difference between the fair market value of the 2009 9.50% Notes issued of $104.5 million and the net carrying amount of the debt (the net carrying amount of the debt includes unamortized original issue discount of $2.5 million, unamortized debt issuance costs of $2.2 million and $3.1 million of accrued interest). In connection with the $235.7 million of PIK Toggle Notes and $7.9 million of PIK Toggle Loans tendered in the exchange, RBS Global issued approximately $130.6 million of face value of 2009 9.50% Notes, net of a $26.1 million original issue discount.

Pursuant to ASC 470-50, the exchange of RBS Global’s 8.875% Notes did not constitute a significant modification of debt (that is, the change in the present value of expected cash flows under the terms of the modified debt as compared to the present value of expected cash flows under the original debt was less than 10%). Therefore, the carrying value of the $71.0 million in 8.875% Notes tendered was carried-forward as the net carrying value of the 2009 9.50% Notes, inclusive of a $5.5 million original issue premium. The premium is a result of the difference between the $71.0 million carrying value of the 8.875% notes and the $65.5 million of corresponding face value of the 2009 9.50% Notes issued with respect to this component of the exchange. This premium is required to be amortized as a reduction to interest expense (via the effective interest method) over the life of the 2009 9.50% Notes in conformity with the standard.

After and including the April 2009 exchange offer, RBS Global had issued a total of $991.3 million in aggregate principal amount of 9.50% senior notes which bear interest at a rate of 9.50% per annum and which will mature on August 1, 2014. This amount included $196.3 million of aggregate principal related to the aforementioned debt exchange. The terms of the 2009 9.50% Notes and RBS Global’s 2006 9.50% Notes are substantially similar with the exception of interest payment dates. See “RBS Global, Inc. and Subsidiaries Long-Term Debt—Senior Notes and Senior Subordinates Notes” section below for subsequent transactions related to the 2006 9.50% Notes and the 2009 9.50% Notes.

As of March 31, 2010 and March 31, 2011, the interest rate was 7.25% and 7.31% for both the PIK Toggle Notes and PIK Toggle Loans, respectively. Pursuant to the terms of the PIK Loan Credit Agreement and the indenture, the Company has elected to pay interest in-kind and has accordingly paid interest with additional PIK Toggle Notes and PIK Toggle Loans, as the case may be, on pre-determined interest rate reset dates. During fiscal 2009, 2010 and 2011, $44.5 million, $8.2 million and $6.6 million, respectively, of interest was paid in the form of additional PIK toggle senior indebtedness. On May 6, 2011, Rexnord received a dividend from its subsidiaries, substantially all of which was used to extinguish the PIK toggle senior indebtedness due 2013 in the first quarter of fiscal 2012.

The PIK toggle senior indebtedness was an unsecured obligation. The governing instruments of the PIK toggle senior indebtedness contained customary affirmative and negative covenants including: (i) limitations on the incurrence of indebtedness and the issuance of disqualified and preferred stock, (ii) limitations on restricted payments, dividends and certain other payments, (iii) limitations on asset sales, (iv) limitations on transactions with affiliates, (v) requirements as to the addition of future guarantors in certain circumstances and (vi) limitations on liens. Notwithstanding these covenants, the PIK toggle senior indebtedness significantly restricted the payment of dividends and also limited the incurrence of additional indebtedness and the issuance of certain forms of equity. However, the Company could have incurred additional indebtedness and issued certain forms of equity if immediately prior to the consummation of such events, the fixed charge coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, as defined in the PIK Loan Credit Agreement, would have been at least 1.75 to 1.00, or, 2.00 to 1.00 in the case of RBS Global, Inc. and subsidiaries, including the pro forma application of the additional indebtedness or equity issuance. The instruments governing the PIK toggle senior indebtedness due 2013, including the covenants and restrictions above, were extinguished upon the full redemption of the PIK toggle senior indebtedness due 2013, which was completed in the first quarter of fiscal 2012. See Note 21.

RBS Global, Inc. and Subsidiaries Long-Term Debt

Senior Secured Credit Facility

On October 5, 2009, RBS Global entered into an Amended and Restated Credit Agreement (the “RBS Credit Agreement”) amending and restating the credit agreement dated as of July 21, 2006. The senior secured credit facilities provided under the RBS Credit Agreement are funded by a syndicate of banks and other financial institutions consisting of: (i) a $810.0 million term loan facility with a maturity date of July 19, 2013 and (ii) a $150.0 million revolving credit facility with a maturity date of July 20, 2012 and borrowing capacity available for letters of credit and for borrowing on same-day notice, referred to as swingline loans.

As of March 31, 2011, RBS Global’s outstanding borrowings under the term loan facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $191.5 million term loan B2 facility. Borrowings under the term loan B1 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.50% plus LIBOR, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the B2 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus LIBOR or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted average interest rate on the outstanding term loans at March 31, 2011 was 3.67%.

Borrowings under RBS Global’s $150.0 million revolving credit facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 1.75% plus LIBOR, or (ii) 0.75% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). All amounts outstanding under the revolving credit facility will be due and payable in full, and the commitments thereunder will terminate, on July 20, 2012. In addition, $31.4 million and $28.3 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at March 31, 2010 and March 31, 2011, respectively.

In addition to paying interest on outstanding principal under the senior secured credit facilities, RBS Global is required to pay a commitment fee to the lenders under the revolving credit facility in respect to the unutilized commitments thereunder at a rate equal to 0.50% per annum (subject to reduction upon attainment and maintenance of a certain senior secured leverage ratio). RBS Global also must pay customary letter of credit and agency fees.

As of March 31, 2011, the remaining mandatory principal payments prior to maturity on both the term loan B1 and B2 facilities are $1.2 million and $4.5 million, respectively. RBS Global has fulfilled all mandatory principal payments prior to maturity on the B1 facility through March 31, 2013. Principal payments of $0.5 million are scheduled to be made at the end of each calendar quarter until June 30, 2013 on the B2 facility. RBS Global may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to Eurocurrency loans.

The RBS Credit Agreement, among other things: (i) allows for one or more future issuances of secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the RBS Credit Agreement, so long as, in each case, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans under the RBS Credit Agreement at par; (ii) subject to the requirement to make such offers on a pro rata basis to all lenders, allows RBS Global to agree with individual lenders to extend the maturity of their term loans or revolving commitments, and for RBS Global to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension; and (iii) allows for one or more future issuances of additional secured notes, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the RBS Credit Agreement, in an amount not to exceed the amount of incremental facility availability under the RBS Credit Agreement.

The RBS Credit Agreement also contains a number of typical covenants that, among other things, constrain, subject to certain fully-negotiated exceptions, RBS Global’s ability, and the ability of RBS Global’s subsidiaries, to: sell assets; incur additional indebtedness; repay other indebtedness; pay dividends and distributions, repurchase its capital stock, or make payments, redemptions or repurchases in respect certain indebtedness (including the senior notes and senior subordinated notes); create liens on assets; make investments, loans, guarantees or advances; make certain acquisitions; engage in certain mergers or consolidations; enter into sale-and-leaseback transactions; engage in certain transactions with affiliates; amend certain material agreements governing its indebtedness; make capital expenditures; enter into hedging agreements; amend its organizational documents; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries. RBS Global’s senior secured credit facilities limit RBS Global’s maximum senior secured bank leverage ratio to 4.25 to 1.00. As of March 31, 2011, the senior secured bank leverage ratio was 1.16x to 1.00.

Senior Notes and Senior Subordinated Notes

Outstanding Tranches of Notes

At March 31, 2011, RBS Global had outstanding $1,145.0 million in aggregate principal 8.50% Notes due 2018 (the “8.50% Notes”) and $300.0 million in aggregate principal 11.75% Senior Subordinated Notes due 2016 (the “11.75% Notes”). RBS Global also had outstanding $2.3 million in aggregate principal under other notes, consisting of the 8.875% Notes and 10.125% senior subordinated notes due 2012.

The 8.50% Notes bear interest at a rate of 8.50% per annum, payable on each May 1 and November 1, and will mature on May 1, 2018. The 11.75% Notes bear interest at a rate of 11.75% per annum, payable on each February 1 and August 1, and will mature on August 1, 2016.

The indenture governing the 8.50% Notes permits optional redemption of the notes, generally on or after May 1, 2014, on specified terms and at specified prices. In addition, the indenture provides that, prior to May 1, 2014, the outstanding 8.50% Notes may be redeemed at RBS Global’s option in whole at any time or in part from time to time at a redemption price equal to the sum of (i) 100% of the principal amount of the notes redeemed plus (ii) a “make whole” premium specified in the indenture, and (iii) accrued and unpaid interest and additional interest, if any, to the redemption date. In the case of the 11.75% Notes, the indenture permits optional redemption on or after August 1, 2011 at the redemption prices set forth in the indenture plus accrued and unpaid interest. In addition, the indenture provides that, prior to August 1, 2011, the outstanding 11.75% Notes may be redeemed at RBS Global’s option in whole at any time or in part from time to time at a redemption price equal to the sum of (i) 100% of the principal amount of the notes redeemed plus (ii) a “make whole” premium specified in the indenture, and (iii) accrued and unpaid interest and additional interest, if any, to the redemption date. RBS Global must provide specified prior notice for redemption of the notes in accordance with the indentures.

In addition, at any time (which may be more than once) on or prior to May 1, 2013, RBS Global has the right to redeem up to 35% of the principal amount of the 8.50% Notes at a redemption price equal to 108.50% of the face amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net proceeds of one or more equity offerings so long as at least 65% of the aggregate principal amount of the 8.50% Notes issued remains outstanding after each redemption and such redemption occurs within a specified period after the equity offering.

Notwithstanding the above, RBS Global’s ability to make payments on, redeem, repurchase or otherwise retire for value, prior to the scheduled repayment or maturity, the senior notes or senior subordinated notes may be constrained or prohibited under the above-referenced senior secured credit facilities and, in the case of the senior subordinated notes, by the provisions in the indentures governing the senior notes.

The senior notes and senior subordinated notes are unsecured obligations. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness. The indentures governing the senior notes and senior subordinated notes permit RBS Global to incur all permitted indebtedness (as defined in the applicable indenture) without restriction, which includes amounts borrowed under the senior secured credit facilities. The indentures also allow RBS Global to incur additional debt as long as it can satisfy the fixed charge coverage ratio of the indenture after giving effect thereto on a pro forma basis.

The indentures governing the 8.50% Notes and 11.75% Notes contain customary covenants, among others, limiting dividends, the incurrence of additional indebtedness, the issuance of certain forms of equity, investments, purchases or redemptions of stock, restricted payments, transactions with affiliates and mergers and sales of assets, and requiring RBS Global to make an offer to purchase notes upon the occurrence of a change in control, as defined in those indentures. These covenants are subject to a number of important qualifications. For example, the indentures do not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the indentures, such as certain sale/leaseback transactions; nor do the indentures impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as

“unrestricted subsidiaries” (as defined in the applicable indenture). In addition, despite the above restrictions, RBS Global may incur additional indebtedness and issue certain forms of equity if immediately prior to the consummation of such events, the fixed charge coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, as defined in the indentures, would have been at least 2.00 to 1.00, including the pro forma application of the additional indebtedness or equity issuance.

The indentures governing the other tranches of notes do not contain material restrictive covenants.

The indentures governing the senior notes and senior subordinated notes permit optional redemption of the notes on certain terms at certain prices, and described above.

April 2009 Exchange Offer

See “Rexnord PIK Toggle Senior Indebtedness due 2013—April 2009 Exchange Offer” for information related to a debt exchange offer involving various tranches of notes issued by RBS Global.

April 2010 Cash Tender Offers and $1,145.0 Million Note Offering

On May 5, 2010, RBS Global finalized the results of the cash tender offers and consent solicitations with respect to any and all of its outstanding 2006 9.50% Notes, 2009 9.50% Notes and 8.875% Notes. Upon completion of the tender offers, 99.7% of the holders had tendered their notes and consented to the proposed amendments. At closing, (i) $0.9 million aggregate principal amount of the 2006 9.50% Notes, (ii) $13,000 aggregate principal amount of the 2009 9.50% Notes and (iii) $2.0 million aggregate principal amount of the 8.875% Notes had not been tendered, and remained outstanding.

In connection with the April 2010 tender offers and consent solicitations, on April 20, 2010, RBS Global entered into supplemental indentures by and among RBS Global, each of the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee, pursuant to which the 2006 9.50% Notes, 2009 9.50% Notes and 8.875% Notes were issued (as amended and supplemented, the “Supplemental Indentures”). The Supplemental Indentures amended the terms governing the respective notes to, among other things, eliminate substantially all of the material restrictive covenants, eliminate or modify certain events of default and eliminate or modify related provisions in the respective indentures governing the notes.

On April 28, 2010, RBS Global issued the 8.50% Notes in a private offering. The proceeds from the offering were used to fund (including transaction costs) the cash tender offers discussed above. The 8.50% Notes will mature on May 1, 2018, pursuant to an indenture, dated as of April 28, 2010, by and among RBS Global, the guarantors named therein, and Wells Fargo Bank, National Association, as Trustee. RBS Global pays interest on the 8.50% Notes at 8.50% per annum, semiannually on May 1 and November 1 of each year.

RBS Global accounted for the cash tender offers and the issuance of the 8.50% Notes in accordance with ASC 470-50. Pursuant to this guidance, the cash tender offers were accounted for as an extinguishment of debt. In connection with the offering, RBS Global incurred an increase in long-term debt of approximately $89.5 million. RBS Global recognized a $100.8 million loss on the debt extinguishment in fiscal 2011, which was comprised of a bond tender premium paid to lenders, as well as the non-cash write-off of deferred financing fees and net original issue discount associated with the extinguished debt. Additionally, RBS Global capitalized approximately $14.6 million of third party transaction costs, which are being amortized over the life of the 8.50% Notes as interest expense using the effective interest method. Below is a summary of the transaction costs and other offering expenses recorded along with their corresponding pre-tax financial statement impact (in millions):

	Financial Statement Impact
	Balance Sheet - Debit (Credit)		Statement of Operations
	Deferred Financing Costs (1)	Original Issue Discount (2)	Expense (3)	Total
Cash transaction costs:
Third party transaction costs	$14.6	$—	$—	$14.6
Bond tender premiums (paid to lenders)	—	—	63.5	63.5

Total expected cash transaction costs	14.6	—	63.5	$78.1

Non-cash write-off of unamortized amounts:
Deferred financing costs	(25.4)	—	25.4
Net original issue discount	—	(11.9)	11.9

Net financial statement impact	$(10.8)	$(11.9)	$100.8

(1)	Recorded as a component of other assets within the consolidated balance sheet.
(2)	Recorded as a reduction in the face value of long-term debt within the consolidated balance sheet.
(3)	Recorded as a component of other non-operating expense within the consolidated statement of operations.

September 2010 Redemption of 9.50% Senior Notes

Subsequent to the April 2010 tender offers and consent solicitations, on September 24, 2010, RBS Global completed a redemption of the then outstanding $0.9 million aggregate principal amount of the 2006 9.50% Notes and all of the then outstanding $13,000 aggregate principal amount of the 2009 9.50% Notes, at a redemption price of 104.75% of principal amount outstanding plus accrued and additional interest applicable to the redemption date.

Parent Debt

In addition, Rexnord relied heavily on RBS Global for the purpose of servicing its indebtedness. In the event Rexnord was unable to meet its debt service obligations, it could have attempted to restructure or refinance its indebtedness or sought additional equity capital. The governing instruments for Rexnord’s indebtedness contained customary affirmative and negative covenants that may have resulted in restrictions to Rexnord. Though the restrictions on these obligations were not directly imposed on RBS Global, a default under Rexnord’s debt obligations could have resulted in a change of control and/or event of default under RBS Global’s other debt instruments and lead to an acceleration of all outstanding loans under RBS Global’s senior secured credit facilities and other debt. The instruments governing the PIK toggle senior indebtedness, including the covenants and restrictions above, were extinguished upon the full retirement of the PIK toggle senior indebtedness in the first quarter of fiscal 2012. As described above, the covenants were removed upon the extinguishment of the PIK toggle senior indebtedness.

Other Subsidiary Debt

At March 31, 2010 and March 31, 2011, various wholly-owned subsidiaries had additional debt of $7.2 million and $12.1 million, respectively, comprised primarily of borrowings at various foreign subsidiaries and capital lease obligations.

Account Receivable Securitization Program

On September 26, 2007, three wholly-owned domestic subsidiaries entered into an accounts receivable securitization program (the “AR Securitization Program” or the “Program”) whereby they continuously sell substantially all of their domestic trade accounts receivable to Rexnord Funding LLC (a wholly-owned bankruptcy remote special purpose subsidiary) for cash and subordinated notes. Rexnord Funding LLC in turn may obtain revolving loans and letters of credit from General Electric Capital Corporation (“GECC”) pursuant to a five year revolving loan agreement. The maximum borrowing amount under the Receivables Financing and Administration Agreement is $100.0 million, subject to certain borrowing base limitations related to the amount and type of receivables owned by Rexnord Funding LLC. All of the receivables purchased by Rexnord Funding LLC are pledged as collateral for revolving loans and letters of credit obtained from GECC under the loan agreement.

The AR Securitization Program does not qualify for sale accounting under ASC 860 Transfers and Servicing (“ASC 860”), and as such, any borrowings are accounted for as secured borrowings on the consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in the consolidated statement of operations if revolving loans or letters of credit are obtained under the loan agreement.

Borrowings under the loan agreement bear interest at a rate equal to LIBOR plus 1.35%. Outstanding borrowings mature on September 26, 2012. In addition, a non-use fee of 0.30% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a daily basis.

At March 31, 2011, the Company’s available borrowing capacity under the AR Securitization Program was $97.9 million. All of the receivables purchased by Rexnord Funding LLC are pledged as collateral for revolving loans and letters of credit obtained from GECC under the loan agreement. Additionally, the Program requires compliance with certain covenants and performance ratios contained in the Receivables Financing and Administration Agreement. As of March 31, 2011, Rexnord Funding LLC was in compliance with all applicable covenants and performance ratios.

See Note 21, Subsequent Events, for a discussion of an amendment of the Program.

Future Debt Maturities

Future maturities of debt are as follows (in millions):

Year ending March 31:
2012	$104.2
2013	3.9
2014	757.8
2015	0.5
2016	—
Thereafter	1,447.7

$2,314.1

Cash interest paid for the years ended March 31, 2009, 2010 and 2011 was $169.2 million, $161.8 million, and $143.6 million, respectively.

11. Derivative Financial Instruments

The Company is exposed to certain financial risks relating to fluctuations in foreign currency exchange rates and interest rates. The Company selectively uses foreign currency forward exchange contracts and interest rate swap contracts to manage its foreign currency and interest rate risks. All hedging transactions are authorized and executed pursuant to defined policies and procedures which prohibit the use of financial instruments for speculative purposes.

Foreign Currency Forward Contracts

The Company periodically enters into foreign currency forward contracts to mitigate the foreign currency volatility relative to certain intercompany and external cash flows expected to occur during the fiscal year. The Company currently has entered into foreign currency forward contracts that exchange Canadian dollars (“CAD”) for United States dollars (“USD”). The forward contracts in place as of March 31, 2011 expire between April and September of 2011 and have notional amounts of $9.0 million CAD ($9.1 million USD) and contract rates of approximately $0.99CAD:$1USD. These foreign currency forward contracts were not accounted for as effective cash flow hedges in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), and as such were marked to market through earnings. See the amounts recorded on the consolidated balance sheets and recognized within the consolidated statements of operations related to the Company’s foreign currency forward contracts within the tables below.

Interest Rate Collar and Swaps

Effective October 20, 2009, the Company entered into three interest rate swaps to hedge the variability in future cash flows associated with the Company’s variable rate term loans. All three interest rate swaps mature on July 20, 2012. The three swaps convert an aggregate of $370.0 million of the Company’s variable-rate term loans to fixed interest rates ranging from 2.08% to 2.39% plus the applicable margin. The Company previously entered into an interest rate collar and an interest rate swap, effective October 20, 2006, to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. The interest rate collar provided an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of the Company’s variable-rate term loans, while the interest rate swap converted $68.0 million of the Company’s variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap matured on October 20, 2009. All interest rate derivatives have been accounted for as effective cash flow hedges in accordance with ASC 815. The fair values of these interest rate derivatives are recorded on the Company’s consolidated balance sheet with the corresponding offset recorded as a component of accumulated other comprehensive income (loss), net of tax. See the amounts recorded on the consolidated balance sheets and recognized within the consolidated statements of operations related to the Company’s interest rate collar and swaps within the tables below.

The Company’s derivatives are measured at fair value in accordance with ASC 820. See Note 12 for more information as it relates to the fair value measurement of the Company’s derivative financial instruments.

The following tables indicate the location and the fair value of the Company’s derivative instruments within the consolidated balance sheets segregated between designated, qualifying ASC 815 hedging instruments and non-qualifying, non-designated hedging instruments (in millions).

Fair value of derivatives designated as hedging instruments under ASC 815:

	Liability Derivatives
	March 31, 2010	March 31, 2011	Balance Sheet Classification
Interest rate swaps	$6.6	$8.0	Other long-term liabilities

	Asset Derivatives
	March 31, 2010	March 31, 2011	Balance Sheet Classification
Foreign currency forward contracts	$0.1	$—	Other current assets

	Liability
	March 31, 2010	March 31, 2011	Balance Sheet Classification
Foreign currency forward contracts	$—	$0.2	Other current liabilities

The following table indicates the location and the amount of gains and (losses) associated with the Company’s derivative instruments, net of tax, within the consolidated balance sheet (for qualifying ASC 815 instruments) and recognized within the consolidated statement of operations. The information is segregated between designated, qualifying ASC 815 hedging instruments and non-qualifying, non-designated hedging instruments (in millions).

	Amount of gain or (loss) recognized in OCI on derivatives		Location of gain or (loss) reclassified from accumulated OCI into income	Amount of gain or (loss) reclassified from accumulated OCI into income
Derivative instruments designated as cash flow hedging relationships under ASC 815-20				Year Ended
	March 31, 2010	March 31, 2011		March 31, 2010	March 31, 2011
Interest rate swaps	$(4.0)	$(4.8)	Interest expense, net	$(9.5)	$(7.5)

		Amount recognized in other income (expense), net
Derivative instruments not designated as hedging instruments under ASC 815-20	Location of gain or (loss) recognized in income on derivatives	Year Ended
		March 31, 2010	March 31, 2011
Foreign currency forward contracts	Other income (expense), net	$1.3	$(0.1)

The Company currently expects to reclassify the current gross balance of $6.0 million within accumulated other comprehensive income into earnings (as interest expense) related to its interest rate derivatives throughout the period from April 1, 2011 to March 31, 2012.

12. Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with ASC 820, fair value measurements are classified under the following hierarchy:

•	Level 1- Quoted prices for identical instruments in active markets.

•

Level 2- Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

•	Level 3- Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

If applicable, the Company uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

The Company’s fair value measurements which were impacted by ASC 820 as of March 31, 2011 include:

Interest Rate Swaps

The fair value of interest rate swap and collar derivatives is primarily based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Foreign Currency Forward Contracts

The fair value of foreign currency forward contracts is based on a pricing model that utilizes the differential between the contract price and the market-based forward rate as applied to fixed future deliveries of currency at pre-designated settlement dates.

The following describes the valuation methodologies the Company uses to measure non-financial assets accounted for at fair value on a non-recurring basis.

Long-lived Assets and Intangible Assets

Long-lived assets (which includes property, plant and equipment and real estate) may be measured at fair value if such assets are held for sale or when there is a determination that the asset is impaired. Intangible assets (which includes patents, tradenames, customer relationships, and non-compete agreements) also may be measured at fair value when there is a determination that the asset is impaired. The determination of fair value for these assets is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. For real estate, cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about expected trends in rental, occupancy and capitalization rates.

The Company endeavors to utilize the best available information in measuring fair value. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that its financial instruments reside within level 2 of the fair value hierarchy. The following table provides a summary of the Company’s assets and liabilities that were recognized at fair value on a recurring basis as of March 31, 2010 and 2011 (in millions):

	Fair Value as of March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange currency contracts	$—	$0.1	$—	$0.1

Total assets at fair value	$—	$0.1	$—	$0.1

Liabilities:
Interest rate swaps	$—	$6.6	$—	$6.6

Total liabilities at fair value	$—	$6.6	$—	$6.6

	Fair Value as of March 31, 2011
	Level 1	Level 2	Level 3	Total
Liabilities:
Foreign exchange currency contracts	$—	$0.2	$—	$0.2
Interest rate swaps	—	8.0	—	8.0

Total liabilities at fair value	$—	$8.2	$—	$8.2

Fair Value of Non-Derivative Financial Instruments

The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2010 and March 31, 2011 due to the short-term nature of those instruments. The carrying value of long-term debt recognized within the consolidated balance sheets as of March 31, 2010 and March 31, 2011 was approximately $2,215.5 million and $2,314.1 million, respectively, whereas the fair value of long-term debt as of March 31, 2010 and March 31, 2011 was approximately $2,212.2 million and $2,419.1 million, respectively. The fair value is based on quoted market prices for the same issues.

13. Leases

The Company leases manufacturing and warehouse facilities and data processing and other equipment under non-cancelable operating leases which expire at various dates through 2017. Rent expense totaled $14.7 million, $12.2 million, and $11.4 million for the years ended March 31, 2009, 2010, and 2011, respectively.

Future minimum rental payments for operating leases with initial terms in excess of one year are as follows (in millions):

Year ending March 31:
2012	$15.1
2013	10.2
2014	7.8
2015	5.1
2016	3.7
Thereafter	8.5

$50.4

14. Stock Options

ASC 718 requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under the prior authoritative literature, the Company adopted ASC 718 using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of this guidance are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. In connection with the Apollo transaction in July 2006, all previously outstanding stock options became fully vested and were either cashed out or rolled into fully-vested stock options of Rexnord. On July 22, 2006, a total of 577,945 of stock options were rolled over, each with an exercise price of $7.13. As of March 31, 2011, 377,623 of these rollover stock options remained outstanding.

In connection with the Apollo transaction, the Board of Directors of Rexnord adopted, and stockholders approved, the 2006 Stock Option Plan of Rexnord (the “Option Plan”). Persons eligible to receive options under the Option Plan include officers, employees or directors of Rexnord or any of its subsidiaries and certain consultants and advisors to Rexnord or any of its subsidiaries. The maximum number of shares of Rexnord common stock that may be issued or transferred pursuant to options under the Option Plan equals 2,700,000 shares (excluding rollover options mentioned above). All option grants in fiscal 2009, 2010 and 2011 were granted with an exercise price of $40.00, $20.00, and $37.00 per share, respectively, which was the fair value of Rexnord’s common shares on the date of grant. Generally, approximately 50% of the options granted under the Option Plan vest ratably over five years from the date of grant; the remaining 50% of the options are eligible to vest based on the Company’s achievement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets and net debt repayment targets for fiscal years 2007 through 2015. As of March 31, 2011, performance targets for the year ended March 31, 2011 have been achieved and the vesting for the achievement of the fiscal 2011 performance targets was approved by the Committee as of May 3, 2011.

The fair value of each option granted under the Option Plan was estimated on the date of grant using the Black-Scholes valuation model that uses the following assumptions:

	Year Ended March 31, 2009	Year Ended March 31, 2010	Year Ended March 31, 2011
Expected option term (in years)	7.5	7.5	7.5
Expected volatility factor	28%	36%	39%
Weighted-average risk free interest rate	3.76%	3.23%	2.28%
Expected divided rate	0.0%	0.0%	0.0%

Options granted under the Option Plan as well as the fully vested rollover options have a term of ten years. Management’s estimate of the option term for options granted under the Option Plan is 7.5 years based on the midpoint between when the options vest and when they expire. The Company’s expected volatility assumptions are based on the expected volatilities of publicly-traded companies within the Company’s industry. The weighted average risk free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Management also assumes expected dividends of zero. The weighted-average grant date fair value of options granted under the Option Plan during fiscal 2009, 2010 and 2011 was $16.01, $9.01, and $16.80, respectively. During fiscal 2009, 2010 and 2011, the Company recorded $6.9 million, $5.5 million and $5.6 million of stock-based compensation, respectively (the related tax benefit on these amounts was $2.6 million for fiscal 2009, $2.1 million for fiscal 2010, and $2.2 million for fiscal 2011).

Other information relative to stock options and the changes period over period are as follows:

	Year Ended March 31, 2009			Year Ended March 31, 2010				Year Ended March 31, 2011
	Shares		Weighted Avg. Exercise Price	Shares			Weighted Avg. Exercise Price	Shares			Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of period	2,795,887		$17.47	2,721,505			$17.69	2,498,666			$18.25
Granted	44,900		40.00	582,593			20.00	215,000			37.00
Exercised	(1,806)		19.94	(75,323)			14.83	(101,944)			17.96
Canceled/Forfeited	(117,476)		20.86	(730,109)			17.91	(41,209)			25.33

Outstanding at end of period	2,721,505	(1)	$17.69	2,498,666	(1	)(2)	$18.25	2,570,513	(1	)(4)	$19.73

Exercisable at end of period	1,198,115		$14.17	1,203,373	(3)		$15.88	1,491,063	(5)		$16.90

	Shares	Weighted Average Grant Date Fair Value
Non-vested options at March 31, 2010	1,295,293	$12.40
Granted	215,000	16.80
Vested	(402,133)	13.90
Canceled/Forfeited	(28,710)	13.34

Non-vested options at March 31, 2011	1,079,450	$12.69

As of March 31, 2011, there was $7.6 million of total unrecognized compensation cost related to non-vested stock options granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

1)	Includes 539,242, 393,413, and 377,623 of rollover options for the years ended March 31, 2009, 2010, and 2011, respectively.

2)	The weighted average remaining contractual life of options outstanding at March 31, 2010 was 7.3 years.

3)	The weighted average remaining contractual life of options exercisable at March 31, 2010 was 6.6 years.

4)	The weighted average remaining contractual life of options outstanding at March 31, 2011 was 6.6 years.

5)	The weighted average remaining contractual life of options exercisable at March 31, 2011 was 5.8 years.

15. Retirement Benefits

The Company sponsors pension and other postretirement benefit plans for certain employees. Most of the Company’s employees are accumulating retirement income benefits through defined contribution plans. However, the Company does sponsor frozen pension plans for its salaried participants and ongoing pension benefits for certain employees represented by collective bargaining. These plans provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally are based on years of frozen credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company’s policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. Other postretirement benefits consist of retiree medical plans that cover a portion of employees in the United States that meet certain age and service requirements.

As of March 31, 2009, the Company was required to adopt the provisions of ASC 715 Compensation-Retirement Benefits (“ASC 715”) which requires companies to measure the funded status of plans as of the date of the Company’s fiscal year end. The Company previously used a December 31 measurement date for its defined benefit pension and other post-retirement plans and elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by ASC 715. Accordingly, as of April 1, 2008, the Company recognized adjustments to its retained earnings, net of income tax effect, and pension and other post-retirement plan assets and liabilities. The impact of the adoption was an increase in total liabilities of $1.3 million, an increase in total assets of $3.5 million, an increase in deferred tax liabilities of $0.9 million and an increase in retained earnings, net of tax, of $1.3 million.

During the fourth quarter of fiscal 2011, the Company voluntarily changed its method of accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. Previously, the Company recognized actuarial gains and losses as a component of Stockholders’ Equity on the consolidated balance sheet and amortized the actuarial gains and losses over participants’ average remaining service period, or average remaining life expectancy, when all or almost all plan participants are inactive, as a component of net periodic benefit cost if the unrecognized gain or loss exceeded 10 percent of the greater of the market-related value of plan assets or the plan’s projected benefit obligation at the beginning of the year (the “corridor”). Under the new method, the net actuarial gains or losses in excess of the corridor will be recognized immediately in operating results during the fourth quarter of each fiscal year (or upon any re-measurement date). Net periodic benefit costs recorded on a quarterly basis would continue to primarily be comprised of service and interest cost, amortization of unrecognized prior service cost and the expected return on plan assets. While the historical method of recognizing actuarial gains and losses was considered acceptable, the Company believes this method is preferable as it accelerates the recognition of actuarial gains and losses outside of the corridor. See Note 2 for additional information.

The components of net periodic benefit cost reported in the consolidated statements of operations are as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2010	Year Ended March 31, 2011
Pension Benefits:
Service cost	$4.4	$2.9	$2.0
Interest cost	34.2	34.8	33.3
Expected return on plan assets	(49.9)	(31.3)	(36.3)
Amortization of prior service credits	0.3	0.3	0.3
Recognition of actuarial (gains) losses	166.1	0.3	(0.2)

Net periodic benefit cost (income)	$155.1	$7.0	$(0.9)

Other Postretirement Benefits:
Service cost	$0.4	$0.1	$0.1
Interest cost	2.2	2.1	2.0
Amortization of prior service credits	(1.0)	(2.0)	(2.0)
Recognition of actuarial (gains) losses	(1.8)	7.4	2.7

Net periodic benefit cost (income)	$(0.2)	$7.6	$2.8

The Company made contributions to its U.S. qualified pension plan trusts of $2.4 million, $4.0 million, and $11.7 million during the years ended March 31, 2009, 2010 and 2011, respectively.

The status of the plans are summarized as follows (in millions):

	Pension Benefits		Other Postretirement Benefits
	Year Ended March 31, 2010	Year Ended March 31, 2011	Year Ended March 31, 2010	Year Ended March 31, 2011
Benefit obligation at beginning of period	$(531.8)	$(587.7)	$(27.0)	$(34.1)
Service cost	(2.9)	(2.0)	(0.1)	(0.1)
Interest cost	(34.8)	(33.3)	(2.1)	(2.0)
Actuarial gains (losses)	(53.7)	(9.7)	(9.0)	(3.6)
Plan amendments	—	—	—	(0.2)
Benefits paid	36.7	36.0	5.1	4.8
Plan participant contributions	(0.4)	(0.3)	(1.0)	(1.2)
Acquisitions	—	(1.0)	—	—
Translation adjustment	(0.8)	(3.4)	—	—

Benefit obligation at end of period	$(587.7)	$(601.4)	$(34.1)	$(36.4)

Plan assets at the beginning of the period	$394.7	$478.2	$—	$—
Actual return (loss) on plan assets	111.1	63.5	—	—
Contributions	8.0	15.8	5.1	4.8
Benefits paid	(36.7)	(36.0)	(5.1)	(4.8)
Acquisitions	—	0.4	—	—
Translation adjustment	1.1	1.2	—	—

Plan assets at end of period	$478.2	$523.1	$—	$—

Funded status of plans	$(109.5)	$(78.3)	$(34.1)	$(36.4)

Net amount on Consolidated Balance Sheet consists of:
Long-term assets	$—	$4.6	$—	$—
Current liabilities	(2.7)	(2.5)	(3.4)	(3.6)
Long-term liabilities	(106.8)	(80.4)	(30.7)	(32.8)

Total net funded status	$(109.5)	$(78.3)	$(34.1)	$(36.4)

As of March 31, 2011, the Company had pension plans with a combined projected benefit obligation of $601.4 million compared to plan assets of $523.1 million, resulting in an under-funded status of $78.3 million compared to a under-funded status of $109.5 million at March 31, 2010. The Company’s funded status has improved year-over-year primarily as a result of the market recoveries in fiscal 2011. Any further changes in the assumptions underlying the Company’s pension values, including those that arise as a result of declines in equity markets and changes in interest rates, could result in increased pension cost which could negatively affect the Company’s consolidated results of operations in future periods.

Amounts included in accumulated other comprehensive (income) loss, net of tax, at March 31, 2011 consist of the following (in millions):

	Pension Benefits	Postretirement Benefits	Total
Unrecognized prior service cost (credit)	$2.3	$(15.1)	$(12.8)
Unrecognized actuarial loss	0.4	1.6	2.0

Accumulated other comprehensive loss (income), gross	2.7	(13.5)	(10.8)
Deferred income tax (benefit) provision	(1.0)	5.8	4.8

Accumulated other comprehensive loss (income), net	$1.7	$(7.7)	$(6.0)

The estimated prior service cost (credit) that will be amortized from accumulated other comprehensive loss into the net periodic benefit cost over the next fiscal year, net of tax, are $0.2 million and $(1.2) million for pension and other postretirement benefits, respectively.

The following table presents significant assumptions used to determine benefit obligations and net periodic benefit cost (income) in weighted-average percentages:

	Pension Benefits			Other Postretirement Benefits
	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2009	March 31, 2010	March 31, 2011
Benefit Obligations:
Discount rate	6.90%	5.93%	5.75%	7.00%	6.00%	5.40%
Rate of compensation increase	3.41%	3.40%	3.40%	n/a	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	5.87%	6.90%	5.93%	6.00%	7.00%	6.00%
Rate of compensation increase	3.39%	3.41%	3.40%	n/a	n/a	n/a
Expected return on plan assets	7.94%	7.96%	7.94%	n/a	n/a	n/a

In evaluating the expected return on plan assets, consideration was given to historical long-term rates of return on plan assets and input from the Company’s pension fund consultant on asset class return expectations, long-term inflation and current market conditions.

The following table presents the Company’s target investment allocations for the year ended March 31, 2011 and actual investment allocations at March 31, 2010 and 2011.

	Plan Assets
	2010	2011
	Actual Allocation	Investment Policy (1)	Target Allocation (2)	Actual Allocation
Equity securities	73%	35 - 85%	65%	67%
Debt securities (including cash and cash equivalents)	25%	20 - 40%	25%	30%
Other	2%	0 - 10%	10%	3%

(1)	The investment policy allocation represents the allowable allocations for the Company’s principal U.S. pension plans.
(2)	The target allocations represent the weighted average target allocations for the Company’s principal U.S. pension plans.

Allocations between equity and fixed income securities are generally maintained within a 10% tolerance of the target allocation established by the investment committee. As of March 31, 2011, the Company’s current allocations were within 10% of the target allocations. The Company’s defined benefit pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize investment returns consistent with levels of investment risk that are prudent and reasonable. All assets are managed externally according to guidelines established individually with investment managers and the Company’s investment consultant. The manager guidelines prohibit the use of any type of investment derivative without the prior approval of the investment committee. Portfolio risk is controlled by having managers comply with their established guidelines, including establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. The Company periodically undertakes asset and liability modeling studies to determine the appropriateness of the investments. The portfolio included holdings of domestic, international, and private equities, global high quality and high yield fixed income, and short-term interest bearing deposits. No equity securities of the Company are held in the portfolio.

The fair values of the Company’s pension plan assets for both the U.S and non-U.S. plans at March 31, 2010 and 2011, by asset category were as follows (in millions). For information on the fair value hierarchy and the inputs used to measure fair value, see Note 12 Fair Value Measurements.

	As of March 31, 2010
	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$1	$5	$—	$6
Mutual and commingled funds (1)	—	420	—	420
Alternative investments (2)	—	—	46	46
Insurance contracts	—	—	6	6

Total	$1	$425	$52	$478

	As of March 31, 2011
	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$5	$6	$—	$11
Mutual and commingled funds (1)	—	460	—	460
Alternative investments (2)	—	—	44	44
Insurance contracts	—	—	8	8

Total	$5	$466	$52	$523

(1)	The Company’s mutual and commingled funds primarily include investments in common stock, U.S. government securities, and corporate bonds. The commingled funds also include an insignificant portion of investments in asset-backed securities or partnerships. Mutual and commingled funds are valued using quoted market prices of the underlying investments.
(2)	The Company’s alternative investments include venture capital and partnership investments. Alternative investments are valued using the net assets value, which reflects the plan’s share of the fair value of the investments.

The table below sets forth a summary of changes in the fair value of the Level 3 investments for the years ended March 31, 2010 and 2011 (in millions):

	Alternative Investments	Insurance Contracts	Total
Beginning balance, March 31, 2009	$26	$5	$31
Actual return on assets:
Related to assets held at reporting date	(1)	1	—
Related to assets sold during the period	3	—	3
Purchases, sales, issuances and settlements	18	—	18
Transfers in and/or out of Level 3	—	—	—

Ending balance, March, 31, 2010	46	6	52
Actual return on assets:
Related to assets held at reporting date	1	2	3
Related to assets sold during the period	—	—	—
Purchases, sales, issuances and settlements	(3)	—	(3)
Transfers in and/or out of Level 3	—	—	—

Ending balance, March, 31, 2011	$44	$8	$52

During fiscal 2012, the Company expects to contribute approximately $9.3 million to its defined benefit plans and $3.6 million to its other postretirement benefit plans.

Expected benefit payments to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year Ending March 31:	Pension Benefits	Other Postretirement Benefits
2012	$36.7	$3.6
2013	37.4	3.6
2014	38.0	3.5
2015	38.9	3.5
2016	39.7	3.6
2017-2021	209.1	15.7

Pension Plans That Are Not Fully Funded

At March 31, 2010, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $585.2 million, $573.9 million and $475.9 million, respectively.

At March 31, 2011, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $202.2 million, $198.3 million and $119.3 million, respectively.

Other Postretirement Benefits

The other postretirement benefit obligation was determined using an assumed health care cost trend rate of 8.5% in fiscal 2012 grading down to 5% in fiscal 2018 and thereafter. The discount rate, compensation rate increase and health care cost trend rate assumptions are determined as of the measurement date.

Assumed health care cost trend rates have a significant effect on amounts reported for the retiree medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

	One Percentage Point Increase			One Percentage Point Decrease
	Year Ended March 31,			Year Ended March 31,
	2009	2010	2011	2009	2010	2011
Increase (decrease) in total of service and interest cost components	$0.2	$0.2	$0.2	$(0.2)	$(0.1)	$(0.1)
Increase (decrease) in postretirement benefit obligation	2.0	2.4	2.6	(1.7)	(2.1)	(2.3)

Multi-Employer and Government-sponsored Plans

The Company participates in certain multi-employer and government-sponsored plans for eligible employees. Expense related to these plans was $0.3 million, $0.3 million, and $0.2 million for the years ended March 31, 2009, 2010 and 2011, respectively.

Defined Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $7.4 million, $3.4 million, and $6.1 million for the years ended March 31, 2009, 2010 and 2011, respectively.

16. Income Taxes

The provision for income taxes consists of amounts for taxes currently payable, amounts for tax items deferred to future periods, as well as adjustments relating to the Company’s determination of uncertain tax positions, including interest and penalties. The Company recognizes deferred tax assets and liabilities based on the future tax consequences attributable to tax net operating loss carryforwards, tax credit carryforwards and differences between the financial statement carrying amounts and the tax bases of applicable assets and liabilities. Deferred tax assets are regularly reviewed for recoverability and valuation allowances are established based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, the Company has established a valuation allowance against substantially all deferred tax assets relating to foreign and state net operating loss carryforwards; and a partial valuation allowance against foreign tax credit carryforwards.

Income Tax (Benefit) Provision

The components of the (benefit) provision for income taxes are as follows (in millions):

	Year ended March 31,
	2009	2010	2011
Current:
United States	$(0.4)	$0.5	$0.3
Non-United States	10.4	8.3	11.2
State and local	3.0	5.0	0.5

Total current	13.0	13.8	12.0
Deferred:
United States	(56.3)	29.4	(19.1)
Non-United States	(3.9)	(7.8)	(2.1)
State and local	(24.8)	(4.9)	(0.9)

Total deferred	(85.0)	16.7	(22.1)

(Benefit) provision for income taxes	$(72.0)	$30.5	$(10.1)

The (benefit) provision for income taxes differs from the United States statutory income tax rate due to the following items (in millions):

	Year ended March 31,
	2009	2010	2011
Provision for income taxes at U.S. federal statutory income tax rate	$(175.4)	$41.5	$(21.5)
State and local income taxes, net of federal benefit	(7.5)	5.6	(3.7)
Net effects of foreign operations	0.2	(0.8)	9.3
Tax benefit treated as a reduction to goodwill	0.6	—	—
Net effect to deferred taxes for changes in tax rates	(6.5)	(0.6)	(0.4)
Unrecognized tax benefits, net of federal benefit	0.9	(13.6)	(1.5)
Nondeductible impairment charges	106.7	—	—
Change in valuation allowance	8.5	(2.4)	7.6
Other	0.5	0.8	0.1

(Benefit) provision for income taxes	$(72.0)	$30.5	$(10.1)

The (benefit) provision for income taxes was calculated based upon the following components of (loss) income before income taxes (in millions):

	Year ended March 31,
	2009	2010	2011
United States	$(507.3)	$130.1	$(91.0)
Non-United States	6.3	(11.5)	29.6

Income before income taxes	$(501.0)	$118.6	$(61.4)

Deferred Income Tax Assets and Liabilities

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31, 2010	March 31, 2011
Deferred tax assets:
Compensation and retirement benefits	$74.9	$64.2
US federal and state tax operating loss carryforwards	58.8	88.7
Foreign tax credit carryforwards	65.2	58.8
Foreign net operating loss carryforwards	36.5	40.4
Other	11.6	14.5

Total deferred tax assets before valuation allowance	247.0	266.6
Valuation allowance	(100.7)	(111.2)

Total deferred tax assets	146.3	155.4
Deferred tax liabilities:
Property, plant and equipment	63.4	56.8
Inventories	30.7	32.5
Intangible assets and goodwill	256.6	245.7
Cancelation of indebtedness	70.9	78.4

Total deferred tax liabilities	421.6	413.4

Net deferred tax liabilities	$275.3	$258.0

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

Due to the deterioration of the overall economic environment during the fiscal year ended March 31, 2009 and the uncertainty of realizing the related tax benefits associated with certain deferred tax assets, management has determined that a valuation allowance should be established for deferred tax assets relating to foreign and state net operating loss carryforwards, as well as certain foreign tax credit carryforwards. Other significant factors considered by management in this determination included the historical operating results of the Company (including the material impairment charges recorded for the year ended March 31, 2009) and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. A valuation allowance was recorded at March 31, 2010 and 2011 for deferred tax assets related to state net operating loss carryforwards, foreign net operating loss carryforwards and certain foreign tax credit carryforwards for which utilization is uncertain. Due to the adoption of ASC 805, effective April 1, 2009, any future recognition of the related deferred tax asset will impact income tax expense instead of goodwill, irrespective of how the valuation allowance was originally established. The carryforward period for the foreign tax credit is ten years. The carryforward period for the U.S. federal net operating loss carryforward is twenty years. The carryforward periods for the state net operating losses range from five to twenty years. Certain foreign net operating loss carryforwards are subject to a five year expiration period, and the carryforward period for the remaining foreign net operating losses is indefinite.

No provision has been made for United States income taxes related to approximately $35.2 million of undistributed earnings of foreign subsidiaries considered to be permanently reinvested. It is not practicable to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

Net cash paid for income taxes to governmental tax authorities for the years ended March 31, 2009, 2010 and 2011 was $5.4 million, $14.1 million and $15.3 million, respectively.

Liability for Unrecognized Tax Benefits

The Company’s total liability for unrecognized tax benefits as of March 31, 2010 and March 31, 2011 was $27.3 million and $26.0 million, respectively. Due to the adoption of ASC 805, effective April 1, 2009, any future recognition of unrecognized tax benefits will impact income tax expense instead of goodwill.

The following table represents a reconciliation of the beginning and ending amount of the gross unrecognized tax benefits, excluding interest and penalties, for the fiscal years ended March 31, 2010 and March 31, 2011 (in millions):

	Year Ended March 31, 2010	Year Ended March 31, 2011
Balance at beginning of period	$35.5	$25.7
Additions based on tax positions related to the current year	1.1	0.2
Additions for tax positions of prior years	0.8	—
Reductions for tax positions of prior years	—	(1.5)
Settlements	(11.4)	—
Reductions due to lapse of applicable statute of limitations	(0.7)	(0.9)
Cumulative translation adjustment	0.4	0.1

Balance at end of period	$25.7	$23.6

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of March 31, 2010 and March 31, 2011, the total amount of unrecognized tax benefits includes $7.7 million and $8.8 million of gross accrued interest and penalties, respectively. The amount of interest and penalties recorded as income tax expense (benefit) during the fiscal years ended March 31, 2009, 2010, and 2011 was $1.9 million, $(4.5) million, and $1.1 million, respectively.

During the third quarter of fiscal 2010, the Company completed an examination of its United States federal income tax returns by the Internal Revenue Service (“IRS”) for the tax periods ended March 31, 2006 and July 21, 2006. The conclusion of the examination resulted in no cash tax impact to the Company; however, there was a relatively small downward adjustment to the Company’s federal net operating loss incurred for the tax period ended July 21, 2006. In addition, the Company signed up for a new Brazilian tax settlement program during fiscal 2010 with respect to certain outstanding tax liabilities relating to its Brazilian operations. In exchange for immediate payment of existing, historical tax liabilities, the settlement program provided for substantial discounts in related interest, penalties and other fees that were previously accrued to the Company. For the fiscal year ended March 31, 2010, the Company paid approximately $2.9 million to extinguish the historical Brazilian tax liability.

The Company or one or more of its subsidiaries conducts business in multiple locations within and outside U.S. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. Currently, the Company is undergoing routine, periodic income tax examinations in both domestic and foreign jurisdictions. It appears reasonably possible that the amounts of unrecognized income tax benefits could change in the next twelve months as a result of such examinations; however, any potential payments of income tax, interest and penalties are not expected to be significant to the Company’s consolidated financial statements. With certain exceptions, the Company is no longer subject to U.S. federal income tax examinations for tax years ending prior to March 31, 2008, state and local income tax examinations for years ending prior to fiscal 2007 or significant foreign income tax examinations for years ending prior to fiscal 2006. With respect to the Company’s U.S. federal net operating loss carryforward, the short tax period ended March 31, 2007 remains open under statutes of limitations; whereby, the IRS may not adjust the income tax liability for this tax period, but may reduce the net operating loss carryforward and any other tax attribute carryforwards to future, open tax years.

In conjunction with the Zurn acquisition, the Company assumed certain tax liabilities, contingencies and refund claims of Jacuzzi Brands, Inc and its subsidiaries (“JBI”). A protective claim for refund had been filed with the IRS with respect to minimum tax credits (“MTC”) that had been allocated to JBI from a consolidated group to which it used to belong. The utilization of the MTC by JBI on its US federal income tax return for the tax year ended September 30, 1995 was initially disallowed by the IRS as the group from which these credits were allocated was currently under examination by the IRS and the amount of the MTC was subject to change. Upon conclusion of this examination, the protective claim for refund was processed and the Company received this refund in December 2008. As a result, the Company recorded approximately $1.1 million of previously unrecognized tax benefits and $2.2 million of related accrued interest (net of US federal and state income taxes) of which $2.9 million was recorded through goodwill and $0.4 million was reflected as a reduction to income tax expense for the year ended March 31, 2009.

17. Related Party Transactions

Management Services Fee

The Company has a management services agreement with an affiliate of Apollo for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, which became effective July 22, 2006 (and was amended and restated on February 7, 2007), the Company incurred $3.0 million of costs in each of the years ended March 31, 2009, 2010, and 2011, plus out-of-pocket expenses in each period. Unless the parties mutually agree to an earlier termination, this agreement will remain in effect for a term of twelve years, and shall automatically extend for successive one year terms thereafter, unless notice is given as set forth in the agreement. In addition, Apollo’s and/or its affiliates’ obligation to provide services under the agreement shall continue through and until the earlier of (i) the expiration of the term as defined above, (ii) a change of control or (iii) an initial public offering (as these terms are defined in the agreement).

Consulting Services

The Company has had a management consulting agreement (the “Cypress Agreement”) with Mr. George Sherman, the Company’s Chairman of the Board, and two entities controlled by Mr. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC (collectively, “Cypress”), since July 21, 2006. Effective February 7, 2007, the Cypress Agreement was amended and restated. The amended and restated agreement provides that Mr. Sherman has the right to serve as Non-Executive Chairman of the Board of Directors of the Company. The amended and restated agreement also eliminated the annual consulting fees payable to Mr. Sherman and/or Cypress, but maintained provisions for the reimbursement of certain out-of-pocket expenses incurred in connection with performing the agreement. Mr. Sherman did not receive any consulting fee during fiscal years 2009, 2010 or 2011. During fiscal year 2010 and 2011 the Company paid Mr. Sherman director fees, including $250,000 annually for his role as non-executive Chairman of the Board. In addition, Mr. Sherman and Cypress also received non-qualified stock options in fiscal 2008 under the agreement. Options to purchase 130,743 shares of Rexnord stock previously granted to Cypress in connection with the Cypress Agreement were cancelled, at Cypress’ request, in October 2009. In addition, under the agreement, Mr. Sherman received reimbursement of out-of-pocket expenses during fiscal years 2009, 2010 and 2011.

During the years ended March 31, 2009, 2010, and 2011 the Company paid fees of approximately $1.1 million, $0.7 million, and $0.4 million, respectively, for consulting services provided by Next Level Partners, L.L.C. (“NLP”), an entity that is controlled by certain minority stockholders of the Company. NLP provided consulting services to the Company related primarily to lean manufacturing processes, consolidation and integration of operations, strategic planning and recruitment of managers and executives.

Stockholders’ Agreements

Pursuant to two stockholders agreements, entered into in connection with the consummation of the Apollo transaction, between Rexnord, affiliates of Apollo (the “Apollo Group”), certain other stockholders of Rexnord, Cypress Industrial Holdings, LLC and/or George M. Sherman: (1) as long as the Apollo Group owns any shares of Rexnord common stock, it has the right to nominate a majority of the Rexnord board of directors and (2) Mr. Sherman has the right to serve as a director of the Company until he resigns as a director or ceases to serve the Company under the consulting agreement with Cypress. In addition, pursuant to the Cypress Agreement, Mr. Sherman has agreed to serve as Non-Executive Chairman of the Board of Directors of the Company. The stockholders agreements also include other provisions which, among other things, provide (for non-Apollo stockholders) restrictions on transfer, certain registration and “tag along” rights and certain rights of repurchase.

Debt Transactions and Purchases of Debt Securities

In April 2008, Cypress Group Holdings II, LLC, purchased approximately $0.5 million (approximately $0.6 million face value or 0.2133% of the total commitment) of the senior subordinated notes due 2016 of RBS Global. Additionally, in April 2008, Mr. Sherman purchased approximately $2.0 million (approximately $3.0 million face value or 0.5798% of the total commitment) of the outstanding debt of Rexnord, which debt was outstanding pursuant to a Credit Agreement dated March 2, 2007 between Rexnord, various lenders thereunder and an affiliate of Credit Suisse, as administrative agent. In August 2009, Cypress Group Holdings II, LLC, an entity controlled by Mr. George Sherman, the Chairman of the Board, purchased approximately $2.1 million (approximately $2.5 million face value or 0.8333% of the total commitment) of the senior subordinated notes due 2016 of RBS Global.

During fiscal 2010, Mr. Adams, a director and President and Chief Executive Officer of the Company, purchased approximately $0.1 million (approximately $0.1 million face value or 0.1% of the total commitment) of the senior subordinated notes due 2016 of RBS Global.

In December 2008, Mr. Praveen Jeyarajah, the current Executive Vice President—Corporate and Business Development and a director, purchased approximately $0.2 million (approximately $0.3 million face value or 0.1% of the total commitment) of the senior subordinated notes due 2016 of RBS Global. Additionally, in August 2009, Mr. Jeyarajah, purchased approximately $0.2 million (approximately $0.2 million face value or 0.1% of the total commitment) of the senior subordinated notes due 2016 of RBS Global.

In March 2009, Mr. George C. Moore, Executive Vice President of the Company, purchased approximately $0.3 million (approximately $0.4 million face value or 0.1% of the total commitment) of the senior subordinated debt due 2016 of RBS Global.

During fiscal 2010, the Company purchased all $43.8 million of outstanding face value of PIK toggle senior indebtedness owned by Apollo for $28.0 million in cash in an open market purchase (the purchase price of the notes was based on indicative market values for similar issuers).

Other

In connection with the acquisition of the water management businesses (“Zurn”) in fiscal 2007, the Company incurred certain payroll and administrative costs on behalf of Bath Acquisition Corp. (“Bath”) (the former bath segment of Jacuzzi Brands, Inc., which was subsequently purchased by an Apollo affiliate). These costs were reimbursed to the Company by Bath on a monthly basis. During the year ended March 31, 2009 the Company received reimbursements of approximately $0.9 million. As of March 31, 2009 the Company has fully transitioned the payment of these costs to Bath and has been fully reimbursed for all costs incurred on its behalf and therefore, no reimbursements were made during the years ended March 31, 2010 and 2011. In addition, the Company’s engineering and sourcing center in Zhuhai, China has an agreement with Bath to perform certain sourcing, engineering and product development services that are reimbursed based on actual costs incurred by the Company. The Company earned $0.4 million, $0.2 million and $0.1 million during fiscal 2009, 2010 and 2011, respectively for services rendered under this agreement. At March 31, 2011 the Company had an outstanding receivable from Bath in the amount of $0.1 million.

18. Commitments and Contingencies

The Company’s subsidiaries are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions, either individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle Acquisition in November 2002, Invensys plc has provided the Company with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify the Company with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity notice period for certain pre-closing environmental liabilities, other than those set forth below relating to the Ellsworth Industrial Park Site, expired in November 2009, and the indemnity notice period for certain pre-closing environmental liabilities relating to the Ellsworth Industrial Park Site expires in November 2012. The indemnity obligations relating to the matters described below are subject, together with indemnity obligations relating to other matters, to an overall dollar cap equal to the adjusted purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, Rexnord Industries, LLC (“Rexnord Industries”) was named as a potentially responsible party (“PRP”), together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency (“USEPA”), and the Illinois Environmental Protection Agency (“IEPA”). Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from the Company’s property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site and reimbursement of USEPA’s past costs. Rexnord Industries’ allocated share of past and future costs related to the Site, including for investigation and/or remediation, could be significant. All previously pending property damage and personal injury lawsuits against us related to the Site have been settled or dismissed. Pursuant to its indemnity obligation, Invensys continues to defend the Company in matters related to the Site and has paid 100% of the costs to date.

•

Multiple lawsuits (with approximately 1,360 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the Company’s Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, the Company’s Prager subsidiary is a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. Additionally, there are approximately 3,700 individuals who have filed asbestos related claims against Prager; however, these claims are currently on the Texas Multi-district Litigation inactive docket. The ultimate outcome of these asbestos matters cannot presently be determined. To date, the Company’s insurance providers have paid 100% of the costs related to the Prager asbestos matters. The Company believes that the combination of its insurance coverage and the Invensys indemnity obligations will cover any future costs of these matters.

In connection with the Falk Corporation (“Falk”) acquisition, Hamilton Sundstrand has provided the Company with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities and certain products-related asbestos exposure liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify the Company with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. Certain pre-closing environmental matters are subject to an indemnity notice period that expires in May 2012.

The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

•

Falk, through its successor entity, is a defendant in approximately 200 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 570 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending the Company in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation. As of March 31, 2011, Zurn and an average of approximately 80 other unrelated companies were defendants in approximately 7,000 asbestos related lawsuits representing approximately 28,500 claims. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers. As of March 31, 2011, the Company estimates the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years to be approximately $65.0 million of which Zurn expects to pay approximately $53.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives.

As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

Management estimates that its available insurance to cover its potential asbestos liability as of March 31, 2011, is approximately $266.3 million, and believes that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of the Company’s insurance carriers, certain coverage gaps will exist if and after the Company’s other carriers have paid the first $190.3 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, management estimates that it would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $266.3 million of coverage, management estimates that it would need to satisfy an additional $80.0 million of asbestos claims. If required to pay any such amounts, the Company could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of such recoveries, if any.

As of March 31, 2011, the Company recorded a receivable from its insurance carriers of $65.0 million, which corresponds to the amount of its potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $266.3 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $266.3 million. Factors that could cause a decrease in the amount of available coverage include: changes in law governing the policies, potential disputes with the carriers regarding the scope of coverage, and insolvencies of one or more of the Company’s carriers.

The Company’s subsidiaries, Zurn PEX, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in fourteen lawsuits, brought between July 2007 and December 2009, in various United States courts (MN, ND, CO, NC, MT, AL, VA, LA, NM, MI and HI). The plaintiffs in these suits represent (in the case of the proceedings in Minnesota), or seek to represent, a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages). All but the Hawaii suit, which remains in Hawaii state court, have been transferred to a multi-district litigation docket in the District of Minnesota for coordinated pretrial proceedings. The court in the Minnesota proceedings certified certain classes of plaintiffs in Minnesota for negligence and negligent failure to warn claims and for breach of warranty claims. On July 6, 2011, the U.S. Court of Appeals for the 8th Circuit affirmed the class certification order of the Minnesota court. Class certification has not been granted in the other state court actions. The Company’s insurance carriers currently are funding the Company’s defense in these proceedings; however, they have filed suit for a declaratory judgment in Florida state court challenging their coverage obligations with respect to certain classes of claims. The Florida suit currently is stayed, pending resolution of the underlying claims. Although the Company continues to vigorously defend itself in the various court proceedings and continues to vigorously pursue insurance coverage, the uncertainties of litigation, and insurance coverage and collection, as well as the actual number or value of claims, may subject the Company to substantial liability that could have a material adverse effect on the Company.

19. Business Segment Information

The results of operations are reported in two business segments, consisting of the Process & Motion Control platform and the Water Management platform. The Process & Motion Control product portfolio includes gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment. This segment serves a diverse group of end-markets, including mining, general industrial applications, cement and aggregates, agriculture, forest and wood products, petrochemical, energy, food & beverage, aerospace and wind energy. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. The Water Management product portfolio includes professional grade specification drainage products, flush valves and faucet products, backflow prevention pressure release valves, PEX piping and engineered valves and gates for the water and wastewater treatment market. The financial information of the Company’s segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by the Company’s Board of Directors. Management evaluates the performance of each business segment based on its operating results. The same accounting policies are used throughout the organization (see Note 2).

Financial data for fiscal 2009 and 2010 has been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. As a result, the previously reported segment information has been adjusted as appropriate. See Note 2 for a discussion of the change and its impacts.

Business Segment Information:

(In millions)

	March 31, 2009 (1)	March 31, 2010 (1)	March 31, 2011
Net sales
Process & Motion Control	$1,321.7	$1,003.7	$1,175.1
Water Management	560.3	506.3	524.5

Consolidated	$1,882.0	$1,510.0	$1,699.6

Income (loss) from operations
Process & Motion Control	$15.6	$116.5	$181.1
Water Management	(212.8)	76.1	69.4
Corporate	(174.1)	(31.2)	(31.4)

Consolidated	$(371.3)	$161.4	$219.1

Non-operating (expense) income:
Interest expense, net	$(230.4)	$(194.2)	$(180.8)
Gain (loss) on the extinguishment of debt	103.7	167.8	(100.8)
Other (expense) income, net	(3.0)	(16.4)	1.1

(Loss) income before income taxes	(501.0)	118.6	(61.4)
(Benefit) provision for income taxes	(72.0)	30.5	(10.1)

Net (loss) income	$(429.0)	$88.1	$(51.3)

Intangible impairment charges (included in Income (loss) from operations)
Process & Motion Control	$149.0	$—	$—
Water Management	273.0	—	—

Consolidated	$422.0	$—	$—

Restructuring and other similar costs (included in Income (loss) from operations)
Process & Motion Control	$16.5	$6.3	$—
Water Management	7.8	0.5	—
Corporate	0.2	—	—

Consolidated	$24.5	$6.8	$—

Depreciation and Amortization
Process & Motion Control	$81.7	$83.0	$79.4
Water Management	27.9	26.3	26.7

Consolidated	$109.6	$109.3	$106.1

Capital Expenditures
Process & Motion Control	$35.2	$17.0	$32.1
Water Management	3.9	5.0	5.5

Consolidated	$39.1	$22.0	$37.6

	March 31, 2009	March 31, 2010	March 31, 2011
Total Assets
Process & Motion Control	$2,324.0	$2,170.0	$2,305.7
Water Management	828.7	799.1	765.0
Corporate	66.1	47.4	29.0

Consolidated	$3,218.8	$3,016.5	$3,099.7

(1)	Financial data for fiscal 2009 and 2010 has been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. See Note 2, Significant Accounting Policies.

Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales			Long-lived Assets
	Year Ended March 31, 2009	Year Ended March 31, 2010	Year Ended March 31, 2011	March 31, 2009	March 31, 2010	March 31, 2011
United States	$1,431.0	$1,119.0	$1,212.8	$325.6	$292.8	$274.7
Europe	252.2	186.5	230.6	62.2	55.6	52.8
Rest of World	198.8	204.5	256.2	25.7	27.8	30.9

	$1,882.0	$1,510.0	$1,699.6	$413.5	$376.2	$358.4

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets. In accordance with ASC 280-10 Segment Reporting, long-lived assets includes moveable assets and excludes net intangible assets and goodwill.

20. Quarterly Results of Operations (unaudited)

(in millions, except per share amounts)

Financial data for all quarters of fiscal 2010 and for the first three quarters of fiscal 2011 have been adjusted for the Company’s voluntary change in accounting for actuarial gains and losses related to its pension and other postretirement benefit plans. As a result, the previously reported information has been adjusted as appropriate. See Note 2, Significant Accounting Policies.

	Fiscal 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$367.9	$369.7	$365.7	$406.7	$1,510.0
Gross profit as previously reported	114.6	124.7	124.1	148.6	512.0
Effect of pension policy change	(1.1)	(1.2)	(0.7)	(0.6)	(3.6)

Gross profit as adjusted	115.7	125.9	124.8	149.2	515.6
Net income (loss) as previously reported	82.3	(2.3)	8.2	(3.1)	85.1
Effect of pension policy change, net of tax	2.2	3.7	3.1	(6.0)	3.0

Net income (loss) as adjusted	$84.5	$1.4	$11.3	$(9.1)	$88.1

Net income (loss) per share:
Basic	$5.27	$0.09	$0.71	$(0.57)	$5.49
Diluted	$4.98	$0.08	$0.70	$(0.57)	$5.30

	Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$407.3	$412.3	$419.8	$460.2	$1,699.6
Gross profit as previously reported	141.2	145.0	144.0	—	430.2
Effect of pension policy change	(0.6)	(0.5)	(1.1)	—	(2.2)

Gross profit as adjusted	141.8	145.5	145.1	164.4	596.8
Net (loss) income as previously reported	(78.1)	20.7	(0.3)	—	(57.7)
Effect of pension policy change, net of tax	1.2	1.2	1.3	—	3.7

Net (loss) income as adjusted	$(76.9)	$21.9	$1.0	$2.7	$(51.3)

Net (loss) income per share:
Basic	$(4.79)	$1.37	$0.06	$0.17	$(3.20)
Diluted	$(4.79)	$1.30	$0.06	$0.16	$(3.20)

21. Subsequent Events

The Company evaluated subsequent events from the balance sheet date of March 31, 2011 through May 25, 2011 and has concluded that the following subsequent events occurred during such period:

Acquisition

On April 2, 2011, the Company acquired Autogard Holdings Limited and affiliates (“Autogard”) for a total cash purchase price of $18.6 million subject to a final customary working capital adjustment. Autogard is a European-based manufacturer of torque limiters and couplings. The acquisition further expands the Company’s global Process & Motion Control platform. Autogard’s premium brand of torque limiter products complements the Company’s leading power transmission product offering and will allow Rexnord to provide increased support to its global customer base.

Extinguishment of PIK Toggle Senior Indebtedness Due 2013

On May 6, 2011, Rexnord received a dividend from its subsidiaries, substantially all of which was used to retire all of the outstanding PIK toggle senior indebtedness due 2013 at par in the first quarter of fiscal 2012. The Company expects to incur a pre-tax loss of approximately $1.0 million in connection with the extinguishment of the PIK toggle senior indebtedness in the first quarter of fiscal 2012, which will be comprised of the non-cash write-off of deferred financing fees and net original issue discount associated with the debt.

Amendment and Restatement of AR Securitization Program

On May 20, 2011, the Company entered in an amendment and restatement of the AR Securitization Program. The maximum facility commitment of $100.0 million remains unchanged; however, the amendment expands the types of accounts receivable that are considered eligible for sale under the facility, establishes special concentration limits for certain customers, allows Rexnord Funding LLC to request that the facility be increased by $75.0 million and increases certain fees payable to GECC, among other revisions.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Rexnord Corporation

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Goldman, Sachs & Co.

Credit Suisse

Deutsche Bank Securities

Barclays Capital

Baird

Lazard Capital Markets

BMO Capital Markets

Janney Montgomery Scott

Morgan Joseph TriArtisan

                 , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$81,270
FINRA filing fee		70,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses (including road show)		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Rexnord Corporation is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law. The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is certain information regarding securities issued by the Registrant during the last three years in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

•	On October 7, 2008, we issued 1,806 shares of common stock to an employee for an aggregate purchase price of $36,012.

•

On August 10, 2009, we issued 26,315 shares of common stock to an employee for an aggregate purchase price of $187,626 and 5,618 shares of common stock to another employee for an aggregate purchase price of $64,331.

•

On August 14, 2009, we issued 9,236 shares of common stock to an employee for an aggregate purchase price of $184,166 and 6,300 shares of common stock to another employee for an aggregate purchase price of $125,622.

•	On August 16, 2009, we issued 27,854 shares of common stock to an employee for an aggregate purchase price of $555,409.

•	On December 13, 2010, we issued 15,790 shares of common stock to an employee for an aggregate purchase price of $112,853.

•	On December 17, 2010, we issued 82,098 shares of common stock to an employee for an aggregate purchase price of $1,637,034.

•	On February 14, 2011, we issued 4,056 shares of common stock to an employee for an aggregate purchase price of $80,908.

•	On June 21, 2011, we issued 1,313 shares of common stock to an employee for an aggregate purchase price of $26,260.

Each issuance of securities described above was exempt from registration under the Securities Act in accordance with Section 4(2) thereof, as a transaction by the issuer not involving a public offering. We determined that the purchasers of securities in these transactions were either accredited or sophisticated investors and were provided access to all relevant information necessary to evaluate the investment.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Underwriting Agreement (to be filed by amendment).

2.1	Agreement and Plan of Merger, by and among Chase Acquisition I, Inc., Chase Merger Sub, Inc., RBS Global, Inc. and TC Group, L.L.C., dated as of May 24, 2006 (incorporated by reference from Exhibit 2.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006). The Registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Commission upon request.

2.2	Purchase Agreement, dated as of October 11, 2006, between RBS Global, Inc. and Jupiter Acquisition, LLC (incorporated by reference from Exhibit 2.2 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 8, 2006). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.3 to the Commission upon request.

2.3	Stock Purchase Agreement dated as of September 27, 2002, by and among RBS Acquisition Corporation, Invensys plc, BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd. and BTR Finance BV (incorporated by reference from Exhibit 2.1 to the Form S-4 Registration Statement (SEC File no. 333-102428 filed by RBS Global, Inc./Rexnord LLC on January 9, 2003). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.3 to the Commission upon request.

2.4	Stock Purchase Agreement dated as of April 5, 2005, by and among Rexnord Industries, Hamilton Sundstrand Corporation and The Falk Corporation (incorporated by reference from Exhibit 99.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 19, 2005). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.4 to the Commission upon request.

2.5	Merger Agreement by and among Zurn Industries, LLC, Zurn Acquisition Sub Inc., GA Industries, Inc. and Certain Stockholders dated as of December 20, 2007 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on December 21, 2007).

3.1	Amended and Restated Certificate of Incorporation of Rexnord Corporation, as further amended (to be filed by amendment).

3.2	Amended and Restated By-Laws of Rexnord Corporation (to be filed by amendment).

4.1	Senior Subordinated Note Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, among Chase Merger Sub, Inc. and Wells Fargo Bank, National Association, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.2	First Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord Industries, the Guarantors listed therein, Chase Merger Sub, Inc. and Wells Fargo Bank, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.7 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.3	Second Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 7, 2007 (incorporated by reference from Exhibit 4.16 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC on February 8, 2007).

4.4	Third Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of April 1, 2007 (incorporated by reference from Exhibit 4.16 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).

4.5	Fourth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 10.3 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 5, 2008).

4.6	Fifth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 4.1(f) to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 13, 2011).

4.7	Sixth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the New Guarantor listed therein and Wells Fargo Bank, dated as of April 9, 2011.±

4.8	Registration Rights Agreement with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among Chase Merger Sub, Inc., RBS Global, Inc., Rexnord Industries, the subsidiaries listed therein and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co. Inc. and Lehman Brothers Inc., dated July 21, 2006 (incorporated by reference from Exhibit 4.10 to the Form 8-K/A filed by RBS Global/Rexnord LLC on July 27, 2006).

4.9	Form of Unrestricted Global Note evidencing the 11 3/4% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.11 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC on January 17, 2007).

4.10	Indenture, dated as of April 28, 2010, with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 28, 2010).

4.11	First Supplemental Indenture with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of April 9, 2011.±

4.12	Registration Rights Agreement, dated as of April 28, 2010, with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the subsidiaries of RBS Global, Inc. party thereto, Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 28, 2010).

4.13	Form of Unrestricted Global Note evidencing the 8 1/2% Senior Notes due 2018 (incorporated by reference from Exhibit 4.6(e) to the Form S-4 Registration Statement (SEC File No. 333-167904-30) filed by RBS Global, Inc./Rexnord LLC on June 30, 2010).

4.14	Indenture with respect to the PIK Toggle Senior Notes due 2013 by and between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Wells Fargo Bank, National Association, as Trustee, dated as of August 8, 2008.± (No longer in effect.)

4.15	Form of Certificate of Common Stock (to be filed by amendment).

4.16	Nominating Agreement among Rexnord Corporation, Apollo Management, L.P., Rexnord Acquisition Holdings I, LLC and Rexnord Acquisition Holdings II, LLC (to be filed by amendment).

5.1	Opinion of O’Melveny & Myers LLP (to be filed by amendment).

10.1	Amended and Restated Management Consulting Agreement among Rexnord Industries, George M. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC, effective February 7, 2007 (incorporated by reference from Exhibit 10.2 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.2	Amended and Restated Management Consulting Agreement by and between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Apollo Management VI, L.P., dated February 7, 2007 (incorporated by reference from Exhibit 10.3 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.3	Stockholders’ Agreement of Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC and certain other stockholders, dated July 21, 2006 (incorporated by reference from Exhibit 10.5 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.4	Stockholders’ Agreement of Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC, Cypress Industrial Holdings, LLC and George M. Sherman, dated July 21, 2006 (incorporated by reference from Exhibit 10.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.5	Rexnord Industries Special Signing Bonus Plan (incorporated by reference from Exhibit 10.7 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.6	Form of Special Signing Bonus Plan Participation Letter (incorporated by reference from Exhibit 10.8 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.7	Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) 2006 Stock Option Plan, as amended (incorporated by reference from Exhibit 10.6 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2010).*

10.8	Form of Executive Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.10 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.9	Form of George M. Sherman Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.11 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.10	Form of Non-Employee Director (Apollo Director) Non-Qualified Stock Option Grant (incorporated by reference from Exhibit 10.8 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).*

10.11	Stock Option Cancellation and Release Agreement, dated as of October 29, 2009, by and among Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Cypress Industrial Holdings, LLC (incorporated by reference from Exhibit 10.5 to the Form 10-Q filed by RBS Global/Rexnord LLC on February 4, 2010).*

10.12	Amended and Restated Non-Qualified Stock Option Agreement, dated April 16, 2010, between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Praveen Jeyarajah, amending and restating the option agreement dated as of October 29, 2009 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 22, 2010).*

10.13	Amended and Restated Non-Qualified Stock Option Agreement, dated April 16, 2010, between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Praveen Jeyarajah, amending and restating the option agreement dated as of April 19, 2007 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 22, 2010).*

10.14	Form of Rexnord Non-Union Pension Plan (incorporated by reference from Exhibit 10.13 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.15	Form of Rexnord Supplemental Pension Plan (incorporated by reference from Exhibit 10.14 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.16	Form of Rexnord Industries Executive Bonus Plan (incorporated by reference from Exhibit 10.15 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.17(a)	Amended and Restated Credit Agreement, dated as of October 5, 2009, among Chase Acquisition I, Inc., RBS Global, Inc., and Rexnord LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and the lenders party thereto (incorporated by reference from Exhibit 10.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on October 9, 2009).

10.17(b)	Incremental Assumption Agreement, dated as of September 15, 2011, relating to the Amended and Restated Credit Agreement dated as of October 5, 2009 (as amended, restated, supplemented, waived or otherwise modified from time to time) among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC and the lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch as Administrative Agent. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 20, 2011)

10.17(c)	Loan Modification Agreement and Permitted Amendment, dated as of October 20, 2011, relating to the Amended and Restated Credit Agreement, dated as of October 5, 2009 (as amended, restated or supplemented from time to time) among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC, the Administrative Agent and the lenders thereto (incorporated by reference to Exhibit 10.4 of the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 1, 2011)

10.18	Receivables Sale and Servicing Agreement, dated September 26, 2007, by and among the Originators, Rexnord Industries, LLC as Servicer, and Rexnord Funding LLC (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007).

10.19	First Amendment, dated as of November 30, 2007, to the Receivables Sale and Servicing Agreement, dated as of September 26, 2007, among Rexnord Funding LLC, as the buyer, Rexnord Industries, LLC, as the servicer and an originator, Zurn Industries, LLC, as an originator, Zurn PEX, Inc., as an originator, and General Electric Capital Corporation, as the administrative agent (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).

10.20	Second Amendment, dated as of May 20, 2011, to the Receivables Sale and Servicing Agreement, dated as of September 26, 2007, among Rexnord Funding LLC, as the buyer, Rexnord Industries, LLC, as the servicer and an originator, Zurn Industries, LLC, as an originator, Zurn PEX, Inc., as an originator, and General Electric Capital Corporation, as the administrative agent (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).

10.21	Receivables Funding and Administration Agreement, dated September 26, 2007, by and among Rexnord Funding LLC and General Electric Capital Corporation (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007). (superseded)

10.22	Amended and Restated Receivables Funding and Administration Agreement, dated as of May 20, 2011, by and among Rexnord Funding LLC, the financial institutions from time to time party thereto and General Electric Capital Corporation (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).
10.23	Amended and Restated Guarantee and Collateral Agreement, dated as of October 5, 2009, among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC, the subsidiary guarantors party thereto and Credit Suisse, Cayman Islands Branch, as administrative agent (incorporated by reference from Exhibit 10.2 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on October 9, 2009).

10.24	Rexnord Management Incentive Compensation Plan (revised as of July 29, 2010) (incorporated by reference from Exhibit 10.14 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 12, 2010).*

10.25	Rexnord Supplemental Retirement Plan adopted May 1, 2008 (incorporated by reference from Exhibit 10.21 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on August 8, 2008).*

10.26	Rexnord Supplemental Executive Retirement Plan As Amended Effective January 1, 2008 (incorporated by reference from Exhibit 10.24 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 10, 2009).*

10.27	Credit Agreement among Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), the lenders party thereto, Credit Suisse, as administrative agent, Banc of America Bridge LLC as Syndication Agent and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC as joint lead arrangers and joint bookrunning managers, dated as of March 2, 2007.± (No longer in effect.)

10.28(a)	Offer Letter, dated January 4, 2010, by and between Rexnord Industries, LLC and Michael H. Shapiro.*±+ (superseded)

10.28(b)	Separation Agreement and Release, dated November 7, 2011 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by RBS Global, Inc./Rexnord LLC on November 7, 2011) *

10.29	Offer Letter, dated April 19, 2010, by and between Rexnord Industries, LLC and Praveen R. Jeyarajah.*±+

10.30	Offer Letter, dated November 4, 2011, by and between Rexnord Industries LLC and Mark W. Peterson.*†

10.31	Form of Indemnification Agreement.†

10.32	Rexnord Corporation 2011 Performance Incentive Plan (to be filed by amendment).*

21.1	List of Subsidiaries of the registrant.†

23.1	Consent of Independent Registered Public Accounting Firm.†

23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

24	Powers of Attorney (included on signature pages of the initial filing of this Registration Statement).±

†	Filed herewith.
*	Denotes management plan or compensatory plan or arrangement.
±	Previously filed.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.

(b)(1) Financial Statements:

The Company’s consolidated financial statements appended hereto are for the years ended March 31, 2009, 2010 and 2011 and consisted of the following:

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(b)(2) Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Rexnord Corporation:

We have audited the consolidated financial statements of Rexnord Corporation and subsidiaries (the “Company”) as of March 31, 2010 and 2011, and for each of the three years in the period ended March 31, 2011 and have issued our report thereon dated May 25, 2011 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

May 25, 2011

The Financial Statement Schedule of the Company appended hereto is for the years ended March 31, 2009, 2010 and 2011 and consists of the following:

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions			Deductions (1)	Balance at End of Year
		Charged to Costs and Expenses	Acquired Obligations	Charged to Other Accounts
Fiscal Year 2009:
Valuation allowance for trade and notes receivable	$8.9	$4.7	$—	$(0.2)	$(4.3)	$9.1
Valuation allowance for excess and obsolete inventory	21.8	17.2	—	(0.9)	(7.3)	30.8
Valuation allowance for income taxes	94.2	19.5	—	—	(11.0)	102.7

Fiscal Year 2010:
Valuation allowance for trade and notes receivable	9.1	0.3	0.2	0.1	(0.1)	9.6
Valuation allowance for excess and obsolete inventory	30.8	7.1	0.5	0.1	(6.5)	32.0
Valuation allowance for income taxes	102.7	6.4	—	—	(8.4)	100.7

Fiscal Year 2011:
Valuation allowance for trade and notes receivable	9.6	0.6	—	—	(4.9)	5.3
Valuation allowance for excess and obsolete inventory	32.0	3.8	—	—	(6.3)	29.5
Valuation allowance for income taxes	100.7	8.7	—	3.5	(1.7)	111.2

(1)	Uncollectible amounts, dispositions charged against the reserve and utilization of net operating losses.

All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to this offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and (iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin on November 22, 2011.

REXNORD CORPORATION

By:	/S/ TODD A. ADAMS
Name: Title:	Todd A. Adams President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ TODD A. ADAMS Todd A. Adams	President, Chief Executive Officer, Director (Principal Executive Officer)	November 22, 2011

/S/ MARK W. PETERSON Mark W. Peterson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 22, 2011

* George M. Sherman	Chairman of the Board, Director	November 22, 2011

* Laurence M. Berg	Director	November 22, 2011

* Peter P. Copses	Director	November 22, 2011

* Damian J. Giangiacomo	Director	November 22, 2011

* Praveen R. Jeyarajah	Director	November 22, 2011

* Steven Martinez	Director	November 22, 2011

* John S. Stroup	Director	November 22, 2011

*By	/S/ TODD A. ADAMS
Todd A. Adams
Attorney-in-fact

S-1

EXHIBIT INDEX

1.1	Underwriting Agreement (to be filed by amendment).

2.1	Agreement and Plan of Merger, by and among Chase Acquisition I, Inc., Chase Merger Sub, Inc., RBS Global, Inc. and TC Group, L.L.C., dated as of May 24, 2006 (incorporated by reference from Exhibit 2.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006). The Registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Commission upon request.

2.2	Purchase Agreement, dated as of October 11, 2006, between RBS Global, Inc. and Jupiter Acquisition, LLC (incorporated by reference from Exhibit 2.2 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 8, 2006). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.3 to the Commission upon request.

2.3	Stock Purchase Agreement dated as of September 27, 2002, by and among RBS Acquisition Corporation, Invensys plc, BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd. and BTR Finance BV (incorporated by reference from Exhibit 2.1 to the Form S-4 Registration Statement (SEC File no. 333-102428 filed by RBS Global, Inc./Rexnord LLC on January 9, 2003). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.3 to the Commission upon request.

2.4	Stock Purchase Agreement dated as of April 5, 2005, by and among Rexnord Industries, Hamilton Sundstrand Corporation and The Falk Corporation (incorporated by reference from Exhibit 99.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 19, 2005). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.4 to the Commission upon request.

2.5	Merger Agreement by and among Zurn Industries, LLC, Zurn Acquisition Sub Inc., GA Industries, Inc. and Certain Stockholders dated as of December 20, 2007 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on December 21, 2007).

3.1	Amended and Restated Certificate of Incorporation of Rexnord Corporation, as further amended (to be filed by amendment).

3.2	Amended and Restated By-Laws of Rexnord Corporation (to be filed by amendment).

4.1	Senior Subordinated Note Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, among Chase Merger Sub, Inc. and Wells Fargo Bank, National Association, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.2	First Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord Industries, the Guarantors listed therein, Chase Merger Sub, Inc. and Wells Fargo Bank, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.7 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.3	Second Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 7, 2007 (incorporated by reference from Exhibit 4.16 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC on February 8, 2007).

4.4	Third Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of April 1, 2007 (incorporated by reference from Exhibit 4.16 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).

4.5	Fourth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 10.3 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 5, 2008).

4.6	Fifth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 4.1(f) to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 13, 2011).

4.7	Sixth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the New Guarantor listed therein and Wells Fargo Bank, dated as of April 9, 2011.±

4.8	Registration Rights Agreement with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among Chase Merger Sub, Inc., RBS Global, Inc., Rexnord Industries, the subsidiaries listed therein and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co. Inc. and Lehman Brothers Inc., dated July 21, 2006 (incorporated by reference from Exhibit 4.10 to the Form 8-K/A filed by RBS Global/Rexnord LLC on July 27, 2006).

4.9	Form of Unrestricted Global Note evidencing the 11 3/4% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.11 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC on January 17, 2007).

4.10	Indenture, dated as of April 28, 2010, with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 28, 2010).

4.11	First Supplemental Indenture with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of April 9, 2011.±

4.12	Registration Rights Agreement, dated as of April 28, 2010, with respect to the 8 1/2% Senior Notes due 2018, by and among RBS Global, Inc., Rexnord LLC, the subsidiaries of RBS Global, Inc. party thereto, Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 28, 2010).

4.13	Form of Unrestricted Global Note evidencing the 8 1/2% Senior Notes due 2018 (incorporated by reference from Exhibit 4.6(e) to the Form S-4 Registration Statement (SEC File No. 333-167904-30) filed by RBS Global, Inc./Rexnord LLC on June 30, 2010).

4.14	Indenture with respect to the PIK Toggle Senior Notes due 2013 by and between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Wells Fargo Bank, National Association, as Trustee, dated as of August 8, 2008.± (No longer in effect.)

4.15	Form of Certificate of Common Stock (to be filed by amendment).

4.16	Nominating Agreement among Rexnord Corporation, Apollo Management, L.P., Rexnord Acquisition Holdings I, LLC and Rexnord Acquisition Holdings II, LLC (to be filed by amendment).

5.1	Opinion of O’Melveny & Myers LLP (to be filed by amendment).

10.1	Amended and Restated Management Consulting Agreement among Rexnord Industries, George M. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC, effective February 7, 2007 (incorporated by reference from Exhibit 10.2 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.2	Amended and Restated Management Consulting Agreement by and between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Apollo Management VI, L.P., dated February 7, 2007 (incorporated by reference from Exhibit 10.3 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.3	Stockholders’ Agreement of Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC and certain other stockholders, dated July 21, 2006 (incorporated by reference from Exhibit 10.5 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.4	Stockholders’ Agreement of Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC, Cypress Industrial Holdings, LLC and George M. Sherman, dated July 21, 2006 (incorporated by reference from Exhibit 10.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.5	Rexnord Industries Special Signing Bonus Plan (incorporated by reference from Exhibit 10.7 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.6	Form of Special Signing Bonus Plan Participation Letter (incorporated by reference from Exhibit 10.8 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.7	Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) 2006 Stock Option Plan, as amended (incorporated by reference from Exhibit 10.6 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2010).*

10.8	Form of Executive Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.10 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.9	Form of George M. Sherman Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.11 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.10	Form of Non-Employee Director (Apollo Director) Non-Qualified Stock Option Grant (incorporated by reference from Exhibit 10.8 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).*

10.11	Stock Option Cancellation and Release Agreement, dated as of October 29, 2009, by and among Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Cypress Industrial Holdings, LLC (incorporated by reference from Exhibit 10.5 to the Form 10-Q filed by RBS Global/Rexnord LLC on February 4, 2010).*

10.12	Amended and Restated Non-Qualified Stock Option Agreement, dated April 16, 2010, between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Praveen Jeyarajah, amending and restating the option agreement dated as of October 29, 2009 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 22, 2010).*

10.13	Amended and Restated Non-Qualified Stock Option Agreement, dated April 16, 2010, between Rexnord Corporation (f/k/a Rexnord Holdings, Inc.) and Praveen Jeyarajah, amending and restating the option agreement dated as of April 19, 2007 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on April 22, 2010).*

10.14	Form of Rexnord Non-Union Pension Plan (incorporated by reference from Exhibit 10.13 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.15	Form of Rexnord Supplemental Pension Plan (incorporated by reference from Exhibit 10.14 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.16	Form of Rexnord Industries Executive Bonus Plan (incorporated by reference from Exhibit 10.15 to the Form S-4 Registration Statement (SEC File No. 333-102428).*

10.17(a)	Amended and Restated Credit Agreement, dated as of October 5, 2009, among Chase Acquisition I, Inc., RBS Global, Inc., and Rexnord LLC, Credit Suisse, Cayman Islands Branch, as administrative agent and the lenders party thereto (incorporated by reference from Exhibit 10.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on October 9, 2009).

10.17(b)	Incremental Assumption Agreement, dated as of September 15, 2011, relating to the Amended and Restated Credit Agreement dated as of October 5, 2009 (as amended, restated, supplemented, waived or otherwise modified from time to time) among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC and the lenders party thereto from time to time and Credit Suisse AG, Cayman Islands Branch as Administrative Agent. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 20, 2011)

10.17(c)	Loan Modification Agreement and Permitted Amendment, dated as of October 20, 2011, relating to the Amended and Restated Credit Agreement, dated as of October 5, 2009 (as amended, restated or supplemented from time to time) among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC, the Administrative Agent and the lenders thereto (incorporated by reference to Exhibit 10.4 of the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 1, 2011)

10.18	Receivables Sale and Servicing Agreement, dated September 26, 2007, by and among the Originators, Rexnord Industries, LLC as Servicer, and Rexnord Funding LLC (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007).

10.19	First Amendment, dated as of November 30, 2007, to the Receivables Sale and Servicing Agreement, dated as of September 26, 2007, among Rexnord Funding LLC, as the buyer, Rexnord Industries, LLC, as the servicer and an originator, Zurn Industries, LLC, as an originator, Zurn PEX, Inc., as an originator, and General Electric Capital Corporation, as the administrative agent (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).

10.20	Second Amendment, dated as of May 20, 2011, to the Receivables Sale and Servicing Agreement, dated as of September 26, 2007, among Rexnord Funding LLC, as the buyer, Rexnord Industries, LLC, as the servicer and an originator, Zurn Industries, LLC, as an originator, Zurn PEX, Inc., as an originator, and General Electric Capital Corporation, as the administrative agent (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).

10.21	Receivables Funding and Administration Agreement, dated September 26, 2007, by and among Rexnord Funding LLC and General Electric Capital Corporation (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007). (superseded)

10.22	Amended and Restated Receivables Funding and Administration Agreement, dated as of May 20, 2011, by and among Rexnord Funding LLC, the financial institutions from time to time party thereto and General Electric Capital Corporation (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2011).

10.23	Amended and Restated Guarantee and Collateral Agreement, dated as of October 5, 2009, among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC, the subsidiary guarantors party thereto and Credit Suisse, Cayman Islands Branch, as administrative agent (incorporated by reference from Exhibit 10.2 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on October 9, 2009).

10.24	Rexnord Management Incentive Compensation Plan (revised as of July 29, 2010) (incorporated by reference from Exhibit 10.14 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 12, 2010).*

10.25	Rexnord Supplemental Retirement Plan adopted May 1, 2008 (incorporated by reference from Exhibit 10.21 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on August 8, 2008).*

10.26	Rexnord Supplemental Executive Retirement Plan As Amended Effective January 1, 2008 (incorporated by reference from Exhibit 10.24 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 10, 2009).*

10.27	Credit Agreement among Rexnord Corporation (f/k/a Rexnord Holdings, Inc.), the lenders party thereto, Credit Suisse, as administrative agent, Banc of America Bridge LLC as Syndication Agent and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC as joint lead arrangers and joint bookrunning managers, dated as of March 2, 2007.± (No longer in effect.)

10.28(a)	Offer Letter, dated January 4, 2010, by and between Rexnord Industries, LLC and Michael H. Shapiro.*±+ (superseded)

10.28(b)	Separation Agreement and Release, dated November 7, 2011 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by RBS Global, Inc./Rexnord LLC on November 7, 2011) *

10.29	Offer Letter, dated April 19, 2010, by and between Rexnord Industries, LLC and Praveen R. Jeyarajah.*±+

10.30	Offer Letter, dated November 4, 2011, by and between Rexnord Industries LLC and Mark W. Peterson.*†

10.31	Form of Indemnification Agreement.†

10.32	Rexnord Corporation 2011 Performance Incentive Plan (to be filed by amendment).*

21.1	List of Subsidiaries of the registrant.†

23.1	Consent of Independent Registered Public Accounting Firm.†

23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

24	Powers of Attorney (included on signature pages of the initial filing of this Registration Statement).±

†	Filed herewith.
*	Denotes management plan or compensatory plan or arrangement.
±	Previously filed.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.